10/18

07027453

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Aiful Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

FILE NO. 82- 04802 FISCAL YEAR 3-31-07

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DAT : 10/22/07

082-04802
ARIS
3-31-07

A new age

07

Annual Report

The year ended March 31, 2007

AIFUL CORPORATION

"Customers come first." AIFUL Group is applying this philosophy to every aspect of its activities in a comprehensive reform process that includes the establishment of compliance systems. We have also accelerated our efforts to perfect a business model that is transforming AIFUL into a comprehensive finance group equipped to thrive in the radically changed environment created by consumer finance industry reforms. In pursuing these aims, we are advancing along a new path as a company that operates and grows with the genuine confidence of the public. We are totally committed to these reforms, and we have already taken our first resolute steps toward a new beginning for AIFUL.

A new direction





CONTENTS

Forward-Looking Statements

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL, which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties and actual results that may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

Serving

Every employee will return to the basics of service by implementing our "customer first" philosophy and heeding the views and needs of customers in our business operations.

commitment

Transforming ourselves into a company that operates and grows with the genuine confidence of the public

Our Pledge as the New AIFUL—to be a Truly Dependable Company

Every AIFUL employee is firmly committed to reforms that constitute a new beginning for AIFUL through the reform of our corporate culture and the creation of a new business model.

Contributing

Every employee will work with dedication to build a new corporate culture through personal and organizational renewal.



Building

We will prepare for a new growth phase by pursuing a strategy that will drive AIFUL's evolution as a comprehensive finance group, primarily through the diversification of our business portfolio.


Serving

Finding the Best Ways to Serve Our Customers

From Bottom to Top, Putting Customers First in Everything We Do

We will earn support and confidence by always thinking about customers first and responding in good faith to customers' needs.

Customers are obviously the most important participants in the business activities of the AIFUL Group. Our staff will implement our "customer first" philosophy by constantly questioning whether our conduct brings value to customers.

The AIFUL Group is currently implementing reforms that will modify employee attitudes through established compliance systems. This reform process will result in the creation of an organization that is able to meet the expectations of all stakeholders while fully complying with laws and regulations. Obviously, our customers are our most important stakeholders, and the "customer first" philosophy is the starting point for all activities by the AIFUL Group. The thrust of our current reforms is to consider how we could have done better, and to return to basics by applying the "customer first" philosophy to every facet of our activities. This initiative will not be limited to our business activities. The process will affect many areas, including our systems, branch environments, compliance systems and employee education programs. It will result in the creation of a new corporate culture. Our employees will implement our "customer first" philosophy by constantly asking themselves if our conduct brings value to customers.

Assuring Stable Growth through New Business Operations

Diversifying Our Business Operations, Pursuing Unique Business Opportunities

The AIFUL Group exists to increase its corporate value and meet the expectations of its stakeholders. Our priority now is to ensure our survival in a competitive environment and secure new growth opportunities by rebuilding our business model.

This is a time of unprecedented change for the consumer finance industry. The industry has also been affected by the Law to Partially Amend the Money Lending Business Control and Regulation Law, which was passed by the National Diet and promulgated in December 2006. There is now fierce competition among companies vying for survival in this new environment. However, based on its diverse business base, the AIFUL Group sees this crisis as an excellent opportunity for new growth. So, we are working quickly to restructure our group, reform our cost structure and build a new business model. Our fundamental policy in this situation is to capitalize on the unique advantages provided by our comprehensive financial services strategy. In the area of consumer services, including unsecured loans and credit card services, we are concentrating our business resources and improving our efficiency as the core business in the AIFUL Group. Through our involvement in business lending, we have built up a resource of knowledge about lending to SMEs and business owners. We will build integrated systems to maximize the synergy benefits of our group's customer attraction and marketing capabilities so that we can develop and strengthen our corporate lending services as a new second income base. We will also develop new business areas, including overseas expansion and diversification into activities relating to our existing segments. By diversifying our business portfolio through these strategies, we will spread our business risks and build a platform for sustainable growth. We will accelerate this reform process in preparation for a new growth phase as an organization capable of meeting the expectations of all stakeholders.

Changes in the Consolidated Receivables Portfolio

*Percentage of unsecured loans outstanding



*80.8%
00/3
*64.9%
07/3
around
*50.0%
12/3 (E)
Unsecured loans
Home equity loans
Small business loans
Credit card receivables
Per-item shopping loans
Loan guarantees


Building


Contributing

Creating a New Corporate Culture

Building a Corporate Culture that Spreads Benefits to All with Satisfied and Motivated Employees

Our entire organization is united in a reform process targeted toward the creation of a new corporate culture through personal and organizational renewal. We want to create an environment in which our employees can work with pride and build AIFUL as a company that truly merits the confidence of the public.

In June 2006, the AIFUL Group established a "confidence restoration project" involving its entire organization. The project consists of activities designed to create compliance systems and ensure the thorough implementation of the "customer first" philosophy. Since then, all employees have worked together with a shared awareness to implement a process that began addressing existing problems. This has been followed by the formulation and implementation of reform measures. These initiatives have resulted in personal and organizational renewal and in-depth changes to our corporate culture. Our first priority is to restore public confidence in AIFUL. In April 2007, we announced a new corporate philosophy. All employees share our unswerving determination to implement these changes. Our new corporate philosophy makes it clear to every AIFUL employee how essential it is to work with relentless dedication on the reforms that will build AIFUL into a company capable of earning the true confidence of the public.

Envisioning the Ideal Corporate Culture



Compliance
In addition to regulatory compliance, we will endeavor to meet the expectations of all stakeholders and give priority to customer satisfaction.
Business Performance
We will aim to maximize customer satisfaction by giving precedence to process over results, and by putting customer satisfaction ahead of business performance.
Basis for Decisions, Philosophy
Our most important criterion for all decision-making will be whether or not it is in the interest of the customer. We will increase our earnings by increasing customer satisfaction.
AIFUL CORPORATE CULTURE

CONSOLIDATED FINANCIAL HIGHLIGHTS

AIFUL CORPORATION and Consolidated Subsidiaries Years Ended March 31, 2007, 2006 and 2005	Millions of Yen			Percentage of Change	Thousands of U.S. Dollars
	2007	2006	2005	07/06	**2007**
For the Year:					
Total income	**¥ 501,009**	¥ 548,818	¥ 520,737	(8.7)	**$ 4,245,839**
Total expenses	**873,272**	436,045	391,295	100.3	**7,400,610**
Credit costs	**447,375**	166,047	155,466	169.4	**3,791,314**
Income (Loss) before income taxes and minority interests	**(372,263)**	112,773	129,442	—	**(3,154,771)**
Net income (loss)	**(411,251)**	65,827	75,723	—	**(3,485,178)**
At Year-End:					
Loans	**1,912,689**	2,124,017	1,995,622	(9.9)	**16,209,229**
Installment accounts receivable	**174,923**	209,581	192,402	(16.5)	**1,482,398**
Bad debts	**328,046**	203,800	175,136	61.0	**2,780,051**
Total assets	**2,214,559**	2,790,969	2,574,286	(20.7)	**18,767,449**
Allowance for bad debts	**407,573**	171,715	159,483	137.4	**3,454,009**
Long-term debt, including current portion thereof	**1,438,892**	1,654,546	1,601,763	(13.0)	**12,194,000**
Total equity	**257,145**	681,694	617,353	(62.3)	**2,179,194**
Number of shares issued	**142,035,000**	142,035,000	142,035,000	0.0	**—**

	Yen			Percentage of Change	U.S. Dollars
Per Share Data:					
Basic net income (loss)	**¥ (2,903.85)**	¥ 464.84	¥ 533.57	—	**$ (24.61)**
Diluted net income	**—**	464.69	533.53	—	**—**
Total equity	**1,777.44**	4,813.45	4,358.69	(63.1)	**15.06**
Cash dividends	**60.00**	60.00	60.00	0.0	**0.51**

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥118=$1, the approximate rate of exchange at March 31, 2007.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.
3. Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.
4. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares, according to the provisions of Article 218 of the Japanese Commercial Code.

Total Income
(Millions of Yen)



04 05 06 07

Net Income
(Millions of Yen)



04 05 06 07

Total Assets
(Millions of Yen)



04 05 06 07

Total Equity
(Millions of Yen)



04 05 06 07

Our New Path as a Company Worthy of Public Confidence

The entire AIFUL organization is engaged in a reform process designed to transform AIFUL into a company capable of advancing into a new growth phase as an enterprise that enjoys real public confidence. This process includes the establishment of new compliance systems and the application of our "customer first" philosophy to all aspects of our activities.

Compliance-Related Reforms

In April 2007, we took our first steps toward a new future by reappraising our corporate philosophy. Our new philosophy is to earn the support of the public with sincerity and hard work.

Since the administrative penalties invoked against us in April 2006, we have literally devoted our total corporate resources to strengthening compliance systems and the application of our corporate philosophy to all facets of our business operations. In June 2006, we also launched a project to restore public confidence through organization-wide efforts to apply the reforms in that plan to all of our corporate activities. This was the start of a sustained reform process that has included the investigation of the root causes of our regulatory violations, the company-wide sharing and integration of perceptions about basic issues, and the formulation and implementation of fundamental reforms. Throughout this period, we have actively sought the views of third parties, including experts from outside of the AIFUL organization.

In addition to personal and organizational renewal, our comprehensive reforms have also brought about a renewal of our corporate culture. We believe that we have already implemented substantial reforms that include changes to our internal regulations and systems, the provision of consistent guidance and education to all employees, the reinforcement of internal checking systems, and the abolition of target management systems. In addition, we have strengthened our compliance systems by establishing the Risk Management Committee under the direct jurisdiction of the Board of Directors.

The rewriting of our corporate philosophy was part of this comprehensive reform package. In keeping with the words of that philosophy, our first priority will be the restoration of public confidence in AIFUL. We are determined to earn the trust of the public by continuing to implement reforms leading to the establishment of effective compliance systems.



Yoshitaka Fukuda
President and CEO

“We recorded the costs relating to business restructuring in this fiscal year, and have strengthened our operating foundation.”

Consolidated Results for the AIFUL Group

In the year ended March 31, 2007, the continuing strength of business earnings was reflected in the consistently high level of capital investment and an improvement in the employment environment. The Japanese economy continued to follow a gradual recovery trend, albeit not strong enough to drive a recovery in consumer spending.

A key event for the consumer finance industry was the passage and promulgation in December 2006 of the Money-Lending Business Control Law, which partially amended laws relating to the money lending business. The resulting changes included the lowering of the maximum interest rate under the Capital Subscription Law, the imposition of limits on total lending, and regulations governing behavior. The new law will be fully enforced by 2010.

The business environment for the consumer finance industry became increasingly challenging in the year under review. One of the challenges was the need to deal with a growing number of demands for interest refunds.

These conditions were reflected in the AIFUL Group's consolidated results for the year ended March 31, 2007, and there were declines in both revenues and income. Consolidated operating revenues were 9.2% lower year on year at ¥499 billion. There was a consolidated ordinary loss of ¥163 billion, and net loss of ¥411.2 billion.

The main reasons for these results were a reduced top line resulting from voluntary restraints on some of our operating activities, including television advertising, after the imposition of administrative penalties, and a tightening of credit criteria. We also faced increased interest refunds and a rise in bad debt costs due to voluntary restraints on our loan recovery operations. Another factor was restructuring costs associated with cost structure reforms.

In October 2006, the Japanese Institute of Certified Public Accountants (JICPA) issued audit guidelines for reserves relating to losses incurred by consumer finance companies and others as a result of demands for interest refunds. In accordance with these guidelines, we have modified the method used to estimate the reserve for losses on interest refunds. The effect of this change is shown in the accounts as an extraordinary loss of ¥176.3 billion.

Diversification of Receivables

•Total Receivables Outstanding (07/3)



4.8 %
4.9 %
6.6 %
12.3 %
¥2,369,585
Million
Unsecured loans
Home equity loans
Small business loans
Credit card receivables
Per-item shopping loans
Loan guarantees & Others

Performance of AIFUL Group Companies

LIFE Co., Ltd., which is involved in the per-item shopping loans and credit card areas, issued more than 2 million new credit cards for the fifth consecutive year. The total number of effective cardholders increased by 7.4% year on year to 14.06 million. However, income was lower because of business restructuring costs, bad debt costs and other factors.

BUSINEXT CORPORATION is involved in business lending. The loan balance increased by 12.6% over the previous year's level to ¥82.3 billion, and is growing steadily. Our consumer finance subsidiaries, TRYTO CORPORATION and Wide Corporation, reported declines in both revenues and income. Reasons for these outcomes included the tightening of credit criteria, increased bad loan costs, and the need to provide reserves for interest refunds.

In the year ended March 2007, we brought forward provision for costs relating to group restructuring and business restructuring, including the amalgamation and closure of branches. While this has resulted in a substantial reduction in income, it means that we have already dealt with our negative legacy and are ready for a return to growth. We believe that we have established a group management framework that will equip us for an era of severe competition under the new laws relating to the money lending business.

Bad Debt Costs and Interest Refunds

We expect the situation surrounding bad debt costs and interest refunds to return to normal over the medium- and long-term future. These problems had a significant impact on business performance in the year ended March 2007, and for this reason we will examine them in greater detail.

The number of personal bankruptcies published by the supreme court has fallen year on year for 43 consecutive months since November 2003. However, there has been an upward trend in legal debt restructuring, including actions by attorneys. This has resulted in increased bad debt costs for consumer finance companies. In the year under review, AIFUL's non-consolidated bad debt charge-offs ratio rose by 4.2% year on year to 10.7%. This resulted in part from a rise in non-accrual loans due to the aforementioned voluntary restraints on our loan recovery operations, and an increase in the amount of claims written off in association with interest refunds.

At the non-consolidated level, interest refunds in the year ended March 2007 amounted to ¥28.2 billion. Refunds are expected to remain in the balance. In accordance with guidelines published by the JICPA, we provided an ample reserve to cover these refunds in the year under review. On a non-consolidated basis, AIFUL provided an interest refund reserve of ¥122.9 billion, and a loan-loss reserve of ¥167.5 billion to cover claims written off in association with interest refunds, making a total of ¥290.4 billion. This figure is equivalent to approximately 5.7 years of interest refunds and written off in the year ended March 2007.

If interest refunds and bad debt write-offs are classed as broadly defined credit costs, then interest refund costs, including interest refunds and claims written off as a result of refunds, make up about 40% of total credit costs. While these costs are tending to rise in the short-term view, the other cost items, that make up about 60% of the total, are tending to decline. One indicator of this is the amount of debt in arrears for six months or longer. At the non-consolidated level, this figure reached a peak in September 2006 and has since followed a downward trend. Based on these trends, in the medium-term and long-term perspective, we anticipate a shift to a downward trend and a return to normalcy, reflecting the contribution from tighter credit standards and the impact of other factors, including the full enforcement of the new laws relating to the money lending business.

Consumer Finance Market Transformed by New Laws

In December 2006, the government passed and promulgated the new laws relating to the money lending business. The new laws are starting to cause unprecedented changes in the consumer finance industry, and consumer finance companies are already starting to reduce their interest rates in readiness for the full enforcement of the laws in 2010. We are already in a new era in which interest rates are capped at 20%. Another factor that will have a major impact on escalating competition is the introduction of limits on total lending. Under these rules, the amount that can be lent to any one person will be limited to one-third of that person's annual income.

This fiercely competitive environment will drive many consumer finance companies, especially small and medium-sized operators, out of the industry. In the future the industry is likely to be dominated by a few large companies. Even the larger companies are expected to experience temporary declines in their loan balances and increases in their bad debt costs as a result of these dramatic changes in market conditions.

However, I predict that this situation will be temporary, lasting two or perhaps three years. Thereafter, the introduction of limits on total lending and other factors are expected to result in a dramatic reduction in credit costs. Demands for interest refunds remain high at present, but the situation is expected to return to normal with the elimination of "gray zone" interest rates. In the short term, we have certainly entered a period of rapid change. However, I am confident

“ New laws bring dramatic changes to the consumer finance market. We are confident that we can survive in a fiercely competitive environment and move toward a new growth phase. ”



that we can survive this period and enter a new growth phase by securing the benefits of our status as a major player in a market dominated by major players.

Lower maximum interest rates and restrictions on total lending will intensify competition for quality borrowers. The key to success in this new era will be our ability to respond quickly to customer needs by supplying products that match those needs. In the past Japanese consumer finance companies have sold mass-produced products, such as unsecured revolving loans based on their own scoring systems. Now the environment has changed, and there is concern about the effectiveness of the scoring systems used in the past. Our most important task is to differentiate ourselves from our competitors by developing and marketing a wide range of products that can be modified to meet the needs of individual customers.

Building a Business Model Capable of Sustaining ROA of 1.5% or Higher

We excel as a comprehensive finance group serving the retail sector, and our business model restructuring is based on a policy calling for further progress under this strategy. While unsecured loans still make up 90% or more of our competitors' portfolios, our unsecured loan ratio fell to around 65% in the year ended March 2007. This is a reflection of progress under our comprehensive financial services strategy. The contribution made to earnings by our subsidiaries is apparent from the fact that our consolidated operating revenues are now equivalent to 1.7 times our non-consolidated figure. Our diversified business portfolio has given us a stable income structure in today's challenging business environment, and it is functioning effectively as a risk hedging mechanism. We plan further diversification.

Our medium- to long-term goal is to reduce our unsecured loan ratio to around 50% through the prioritized investment of management resources in middle-risk business lending, which is expected to show major growth, and in the credit card business and the bank loan guarantee business. This will result in a reduced emphasis on consumer finance, which will be affected by escalating competition and reduced income potential.

Through our involvement in business lending we have built up a resource of knowledge about lending to SMEs and business owners. We will build integrated systems to maximize the synergy benefits of our group's customer attraction and marketing capabilities so that we can develop and strengthen our corporate lending services as a new driving force for business growth.

Under our comprehensive finance service strategy, we will also shift from a management stance based on duplication and diffusion to a new emphasis on selection and concentration. We will move quickly to optimize our group management resources by restructuring our group companies and modifying our cost structure.

Our group restructuring will include the progressive merger of our consumer finance subsidiaries TCM. Co. Ltd. and Passkey Co., Ltd. by March 2008, followed by TRYTO CORPORATION and Wide Corporation by March 2009. These plans reflect the reduced income potential of this segment under the new laws relating to the money lending business. Reforms targeting our business loan subsidiary City's Corporation, will focus on the improvement of its income structure through the amalgamation and closure of branches and measures to enhance human resource efficiency. We see the credit card company, LIFE Co., Ltd., as a key driving force for the future growth of the AIFUL Group. LIFE's competitiveness will be enhanced through branch restructuring and other measures, while its efficiency will be optimized by means of changes to its cost structure.

Cost restructuring is an essential aspect of our adaptation to a new competitive environment and will involve our entire group.

> "Restructuring our business model—Changes to our group structure and cost structure. We aim to move rapidly to a structure capable of providing ROA of at least 1.5%."



Rationalization measures will include a wide-ranging program of branch closures and amalgamations, the implementation of a voluntary retirement scheme, and the lower use of temporary staff. We will review costs in all areas of our operations, including advertising and systems development. Our goal is to reduce selling, general and administrative expenses by at least ¥40 billion at the non-consolidated level.

We started to tighten our credit criteria in the year ended March 2007, and this process will continue. We will implement measures designed to attract quality customers and reduce our credit costs as rapidly as possible.

The 20% interest rate ceiling will cause competition to intensify. To survive in this environment, I believe that we need to build a robust business model capable of generating ROA of at least 1.5%. The entire AIFUL Group will work to implement the reforms needed to create this structure.

Reducing the Cost of Funds, Hedging Risk through Diversification

With long-term interest rates trending upwards, we will increasingly need to reduce our procurement expenses and secure access to liquidity by diversifying our sources of funds. In the current year, our need for funds were reduced by a decline in our loan balance. This trend is expected to continue in the short term.

To minimize the risks of interest rate fluctuations, we have effectively fixed interest rates on 81.8% of our borrowings using various methods, including interest caps and interest swaps. We have maintained good relationships with our main banks, and at a consolidated level the AIFUL Group has unused commitment lines amounting to ¥340 billion at the end of March 2007.

Our loan portfolio diversification strategy has allowed us to establish multiple master trusts based on the securitization of unsecured loans, home equity loans, credit card shopping loans and per-item installment loans. We have also diversified our methods of procurement, which include bank loans, straight bonds and foreign bond issues, and our sources of funds. We will continue to spread our risk through developing new methods of procurement.

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	549,547	499,031	409,858
[illegible]	126,964	(163,092)	30,000
[illegible]	65,827	(411,250)	32,049

> **"Our determination to live up to the expectations of all stakeholders is manifested in our total commitment to our reform process."**

Income Growth Predicted in the Year Ending March 2008

Business conditions are expected to remain difficult in the year ending March 2008, and we expect our top line to decline. In addition to escalating competition for quality customers and the impact of tighter credit criteria, we expect interest refunds and bad debt costs to remain high. However, we provided ample reserves in the accounts for the year ended March 2007 to cover interest refunds and other costs, and we also provided for the future cost of group restructuring and cost structure reforms. We have already dealt with our negative legacy through these measures, and we are ready to make a new start.

These conditions are reflected in our forecasts for the year ending March 2008. Consolidated operating revenues are expected to decline by 17.9% year on year to ¥409.8 billion, but we are predicting consolidated ordinary income of ¥30.0 billion and consolidated net income of ¥32.0 billion.

The enforcement of the new laws relating to the money lending business will cause major changes in the business environment for the finance industry. We are preparing for these changes by implementing a comprehensive corporate reform process consisting of the establishment of effective compliance systems and the creation of a new business model. As president I will work with the board of directors to lead our employees in our mission to build a new future for AIFUL as a company capable of earning the confidence of the public and achieving new growth in a new era. I look forward to the continuing guidance and support of our shareholders for these efforts by the AIFUL Group.

June 2007

Yoshitaka Fukuda
President and CEO

Y. Fukuda

New Business Strategy

From Duplication and Dispersal to Selection and Focus

Amendments to the laws relating to the money lending business are starting to cause radical changes in the business environment for our industry. The AIFUL Group is leading the industry in the development of a business model for an era in which the maximum interest rate will be 20%. We will achieve this through the timely implementation of four strategies. First, we will restructure our group companies and improve our cost structure. Second, we will reduce credit costs by tightening our lending criteria. Third, we will modify our scoring system and develop new products. Fourth, we will further promote a comprehensive finance service strategy.

Preparing for a New Growth Phase in a New Competitive Era

Japan's consumer finance market has entered a period of unprecedented change, following the passage and enforcement of the new laws relating to the money lending business. Our analysis of these changes at the macro-level indicates that the introduction of an upper limit on interest rates and restrictions on total lending will result in fierce competition, with specialist consumer finance companies, banks, credit card companies and other players all vying for shares of the same market.

Banks have attempted to move into the consumer finance market many times in the past, always without success. This is because banks had different customer bases than consumer finance companies and lacked the necessary lending skills for this market. Subsequently banks took shareholdings in major consumer finance companies or established joint ventures with them in an attempt to acquire the necessary know-how. However, they still basically followed business models that limited lending to middle-risk borrowers.

With the lowering of the interest rate ceiling, specialist consumer finance companies will also start to target medium-risk borrowers in earnest because of their need to build new customer bases. Specialist firms are in a good position to compete successfully with banks because of their unique ability to provide the "four S" combination: speed, simplicity, secrecy and safety.

Until now credit card companies have been able to generate income through financial services, such as cash advances. However, the introduction of limits on total lending to each borrower will also apply to cash advances, and this will seriously erode the inherent convenience of credit cards. Because credit card companies have based their business activities primarily on non-face-to-face sales activities, they have few branches or other business outlets. As a result, their marketing structures are relatively weak compared with the nationwide branch networks of consumer finance companies that specialize in face-to-face business.

From a micro-level perspective, the recent changes to the law will cause a dramatic reduction in the number of consumer finance companies, from around 14,000 at the end of March 2006 to about 12,000 at the end of March 2007, and eventually to 2,000, as small and medium lenders with weak financial structures are squeezed out of the market by competition. A small number of major companies will rapidly emerge as dominant forces in the market, and there is also likely to be a period of turmoil in the market, resulting in a temporary reduction in the amount of credit available. Even major companies will probably



The Contact Center — An important asset in our efforts to strengthen our management vitality

Our Transition to a New Growth Stage


Regulations
Reduction of maximum interest rate
Introduction of restrictions on total lending to one borrower
Major decline in number of consumer finance companies
Reduction in interest refunds following abolition of "gray zone" interest rates
Reduction of bad debt costs through improvement of asset quality
Transition to new phase as we reap the rewards of survival.

experience temporary declines in their loans outstanding and higher loan-loss costs resulting from an increase in bad loans.

However, this period of difficulty will be brief, and it will be followed by an easing of competitive pressure because of the reduced number of credit suppliers. Restrictions on total lending to each borrower will meanwhile bring a dramatic reduction in credit costs. Interest refunds resulting from the abolition of "gray zone" interest rates are also expected to come to an end.

While business conditions will remain difficult in the short term, the survivors will reap the rewards in the medium- to long-term perspective. We believe that AIFUL will be able to make a transition to a new growth phase. The AIFUL Group will prepare itself to weather the immediate challenges and break through into a new phase of growth by building a new business model based on the following four strategies, and by strengthening its marketing systems.

Group Restructuring and In-Depth Cost Structure Reform

In January 2007, we announced the AIFUL Group Restructuring and Cost Structure Reform program. We are currently making rapid progress toward the implementation of this reform process. The aim of the process is to optimize group-level management resources through the following restructuring and rationalization measures.

Restructuring and Integration of Consumer Finance Subsidiaries

In the area of consumer finance, AIFUL's traditional strategy of duplication and diffusion will be replaced by a management stance based on selection and concentration. This will be achieved through the progressive restructuring and merger of our consumer finance subsidiaries. TCM. Co. Ltd. and Passkey Co., Ltd. will merge by March 2008, while TRYTO CORPORATION and Wide Corporation will be absorbed into AIFUL by March 2009. Two consumer finance companies specializing in Internet lending, id CREDIT CORPORATION and NET ONE CLUB CORPORATION, were absorbed by AIFUL at the end of March 2007.

Rationalization of City's Corporation

Our business loan subsidiary, City's Corporation, which specializes in high-risk business lending, will shift from door-to-door marketing to a mass-marketing approach. Other reforms will include the development of various types of partnerships and alliances. City's will also consolidate its network, from 63 branches at the end of March 2006 to 11 branches and 34 sales offices. Income structure reforms will include a voluntary retirement scheme for full-time employees, as well as rationalization measures affecting temporary staff and others.

Reinforcement of LIFE Co., Ltd.

LIFE Co., Ltd., the AIFUL Group's credit sales and credit card company, will systematically curtail its per-item shopping loan business because of risk and profitability factors. Management resources will instead be channeled into credit card shopping and cash advance services. LIFE will also restructure its branch network, which currently consists of a large number of regionally-based outlets. It will instead build a more compact branch network focused in target areas. The number of branches will be reduced from 69 to 11, and the number of LIFE Cashing Plazas and LIFE Card Outlets from 217 to 127. Cost structure reforms and management efficiency measures will include a voluntary retirement scheme for full-time employees, and rationalization measures affecting temporary staff and other employees.

The AIFUL Group is moving quickly to build a new business model that will ensure its survival and success under the 20% interest ceiling. We aim to reduce non-consolidated selling, general and administrative expenses, excluding financing and loan-loss costs, by at least ¥40 billion, through a process that will include the following cost restructuring measures.

Amalgamation and Closure of Outlets

The total number of outlets operated by the AIFUL Group will be reduced from 2,713, including 820 manned branches and 1,893 unmanned outlets and simplified auto application machines, to



アイフル

Cost reduction through improved branch operating efficiency



Reduction of at least ¥40 billion in non-consolidated selling, general and administrative expenses
Optimization of group-level allocation of management resources
Transition to a structure capable of generating ROA of 1.5% or higher

The AIFUL Group's Receivables Mix



Portfolio restructuring to reduce unsecured loans to around 50% of total
Cost restructuring, group restructuring
Reduction of credit costs through tighter credit screening
Establishment of new scoring system, marketing of new products
Transition to new growth phase
3,000
2,500
2,000
1,500
1,000
500
0
2,522.5
2,681.7
2,369.5
2,016.5
1,904.6
1,911
2,051.6
2,188.9
05/3
06/3
07/3
08/3 (E)
09/3 (E)
10/3 (E)
11/3 (E)
12/3 (E)
Loan guarantees
Per-item shopping loans
Credit card receivables
Small business loans
Home equity loans
Unsecured loans
*The balance will vary with changes in the regulatory and competitive environments.

1,193. This will be achieved through a process of amalgamation and closures, especially for unprofitable outlets. Some manned outlets will become unmanned, and other outlets will be closed or amalgamated. This will leave 213 manned outlets and 980 unmanned outlets and auto application machines.

Voluntary Retirement Schemes and Work Force Efficiency Measures

To facilitate branch network consolidation, improved efficiency in recovery operations, and work force streamlining, AIFUL will implement voluntary retirement schemes and measures to improve the efficiency of its human resources. There have already been 644 applications for voluntary retirement, mainly from employees in the four financial subsidiaries targeted for mergers. We plan to rationalize 900 jobs, including temporary staff jobs in sales outlets and head office departments.

Review of Advertising and Systems Development Expenditure

We will reduce advertising expenditure, primarily through the removal of rooftop signs and changes to the screening frequency of television commercials. Expenditure relating to systems development will also be reduced, mainly through the sharing and optimization of systems within the AIFUL Group, curbs on the development of new systems, and a review of maintenance expenditure.

Reduction of Credit Costs through Tighter Lending Criteria

To maintain our earnings in the new competitive era, we will need not only to reduce selling, general and administrative expenses, but also to minimize loan-loss costs. We must also cope with market changes, including a temporary decline in the availability of finance due to a rapid reduction in the number of companies, resulting mainly from closures among small and medium lenders. For these reasons, the AIFUL Group will tighten its lending criteria and work to build a portfolio of quality assets. We aim to improve both customer satisfaction and earnings through early action to minimize anticipated credit costs, and through the provision of preferential interest rates to reliable borrowers.



Responding to customer needs in step with market changes

Restructuring of Scoring System, Development of New Products

Consumer finance companies in Japan have been able to achieve major growth because of the extreme accuracy of their credit scoring systems. This factor has given them a competitive edge over other types of lenders. However, there is concern that recent changes in the business environment will render existing scoring systems ineffective.

The AIFUL Group is currently taking urgent and radical steps to review and restructure its scoring system.

Competition for new reliable borrowers is expected to intensify in the future. The key to survival in this business environment will be the ability to respond appropriately to the needs of individual customers. In line with our "customer first" philosophy, the AIFUL Group will shift from standardized mass-produced products to the development of a wide variety of semi-customized products designed to meet customer needs through its knowledge of lending.

Comprehensive Financial Services Strategy

Under a strategy adopted six years ago, the AIFUL Group has been evolving into a provider of comprehensive retail financial services. One of our key policies has been the diversification of our loan portfolio, and we believe that this approach has been successful both in terms of supporting sustained growth and steady income, and also as a way of spreading risk. We will adapt to a rapidly changing external business environment by applying our total group resources to the achievement of further progress under our comprehensive financial services strategy.

Consumer services, including unsecured lending and credit card services, remain our core business segment. We aim to concentrate our management resources into this area, and to improve operating efficiency. One of our key goals is the reduction of operating costs, which we are achieving through measures that include group restructuring and a review of our branch strategy. By going back to the basics of the consumer finance business, we aim to strengthen our income structure by improving credit management and enhancing customer services.

By systemizing group-level synergies in the areas of marketing and customer attraction, we will apply our accumulated knowledge of lending to small and medium-sized enterprises and sole proprietors to the expansion of our corporate lending business. We will also expand the scope of our activities by actively responding to a wide range of business needs. The companies that make up the AIFUL Group have an extensive variety of resources and sales channels, as well as capabilities that include the issuance of corporate cards based on integrated lending and repayment systems, the creation of new types of guarantee products, and the development of partnerships. By making optimal use of these group-level resources, we will build this area of activity into our second income base.

We will further expand the scope of our business diversification by undertaking overseas market research and actively studying the potential for new business activities based on offshoots from our existing operations.

The consumer finance industry is experiencing a period of unprecedented change. We see this important transitional phase as an excellent opportunity to achieve further growth. We will focus our total group resources on our comprehensive financial services strategy, so that we can quickly establish a new business model and build a robust corporate structure. We will also work to enhance the corporate value of the AIFUL Group by accelerating our restructuring.

The Future of the AIFUL Group under the Comprehensive Finance Group Strategy

- We will improve the efficiency of consumer financing business through a process of selection and concentration.
- WE will strengthen our corporate financing business as a growth driver for the AIFUL Group.


Life CARD
Growth Areas
• Lending to SMEs and proprietorships
Growth Areas
• Corporate cards
• Corporate loans, etc.
Growth Areas
• Small-business loan guarantees
Growth Areas
• Introduction of new-type products
Businext
City's

Rebuilding Confidence

with a Corporate Culture Based on Compliance

The entire AIFUL Group is working to build effective compliance systems through activities ranging from changes to our corporate philosophy to measures designed to modify attitudes in the workplace. We believe that compliance requires us not only to comply with laws and regulations, but also to live up to the expectations of all stakeholders.

Corporate Philosophy

Earn the support of the public with sincerity and hard work

Four Cornerstones

Sincerity	Hard work
Trust	Gratitude

AIFUL Group Core Employee Values

1. **Independence**
   Do not rely on others — think independently, act independently.
2. **Discipline**
   Always remain aware that you are a member of society and this organization — strictly follow regulations.
3. **Ambition**
   Always stay motivated to improve yourself and actively take on new challenges.
4. **Creativity**
   Avoid stereotyping and enhance your work through creative solutions.
5. **Cooperative spirit**
   Leverage the organization's competencies through collaboration and cooperation.
6. **Numerical awareness**
   Appraise the facts using numerical data and make objective decisions.

A Corporate Philosophy for the New AIFUL

We have restructured the corporate philosophy on which all of the AIFUL Group's business activities are based. This process represents a clear statement of our determination to be a business organization capable of truly earning the trust of the public.

Our new corporate philosophy is to earn the support of the public with sincerity and hard work. This philosophy is the apex of a structure that rests on four fundamental guiding principles, a 10-point code of conduct, and six values for employees. We are also formulating a code of conduct consisting of compliance standards, employment principles, operating standards and others.

Group-Wide Project to Rebuild Public Confidence

At the core of our work to build a compliance structure is a group-wide project to restore public confidence in AIFUL. This project has included the identification of the root causes of our regulatory violations, the company-wide sharing and integration of perceptions about basic issues, and the formulation and implementation of fundamental reforms. We are currently implementing in-depth reforms with four key goals: organizational renewal, personal renewal, improved external communications and the reform of our corporate culture.

Organizational Renewal—Corporate Officer System

In April 2007, we strengthened group-wide compliance functions by expanding the Compliance Office into the Compliance Coordination Department. The aim of this change was to strengthen compliance-related information-gathering systems, and to integrate related functions, including penalty and reward systems.

We have also strengthened risk management systems across the entire AIFUL Group and improved our ability to prevent risk and ensure prompt action in the event of a crisis by creating the Risk Management Committee, which reports directly to the Board of Directors, and by establishing the Risk Management Office within the Management Planning Division.

In June 2007 we reformed our corporate governance systems. Changes included the establishment of an executive officer system to speed up decision-making by separating management and executive functions. We have also taken steps to improve the efficiency of our management systems, including the reduction of the number of directors by one-half.

Personal Renewal—Reforming Appraisal Systems

Under the 10-point code of conduct, we have established employment principles that will be the foundation for our human resource management systems. This will result in a radical change in the basis of appraisal, from a total emphasis on business performance, to a process-centered approach.

There will also be fundamental changes in employee education. We will introduce education policies that emphasize compliance, long-term perspectives, ethics and human rights. We will provide comprehensive education for people at all levels, including compliance seminars for all employees, and risk management training for executives from department manager rank to board level.

Restoring Public Confidence—Optimizing External Communications

On January 9, 2007, we placed a corporate notice in nine major daily newspapers. In this notice, we issued a declaration, on behalf of all AIFUL Group employees, of our strong determination to rebuild AIFUL as a company capable of earning the trust of the public. We also produced a new television commercial based on our corporate philosophy of always putting the customer first. This commercial has been screening since January 20. From time to time, we submit reports to the director of the Kinki Finance Bureau of the Ministry of Finance and issue news releases concerning our progress on the development of compliance systems.

Corporate Culture Reforms Based on Bottom-up Activities

We are currently implementing an "Executive Caravan" program, the aim of which is to build dialog between management and employees, and to provide a way to reflect workplace feedback in management policies. Under this program, executives visit workplaces and engage in face-to-face dialog with small groups of employees. By the end of June 2007, a total of 4,052 employees had participated in dialogs in 322 locations. This initiative has already produced numerous ideas for improvements. This information is being published on our internal network as part of efforts to



Thorough employee training based on the "customer first" principle

AIFUL's 10-Point Code of Conduct

1 Customer first policy
The customer is our number-one priority — we will strive to provide appropriate services that offer customers peace of mind.

2 Accountability to customers
We will clearly and concisely explain the details and conditions related to our products and transactions to customers.

3 Respect views both inside and outside the Company
We will humbly listen to the opinions of customers, members of the public and shareholders as well as our colleagues within the Company, and apply their views to the benefit of the Company.

4 Legal compliance
We pledge to act in accordance with laws, Company rules and regulations, and the standards of public decency.

5 Contribution to society
We will delight in contributing to the betterment of society through our work.

6 Information disclosure
We will accurately and expediently disclose information on our corporate activities to shareholders, investors and society as a whole.

7 Building a fulfilling workplace
We will create a workplace that provides a sense of purpose by respecting our co-workers as individuals and working to continue our own personal development.

8 Commitment to shareholders
We will meet the expectations of our shareholders and strive to increase corporate value.

9 Sound corporate activities
We will have no relationship with antisocial forces of any kind.

10 Group compliance
We will do our utmost to build an AIFUL Group that is respected by customers and society as a whole.

build a shared awareness of the reform process.

Another initiative designed to foster understanding and acceptance of compliance and the "customer first" philosophy was the compilation of the AIFUL Group Handbook, which has been distributed to all employees.

Strengthen the "Customer First" Philosophy

At the heart of our efforts to build compliance systems through our reform process is the "customer first" philosophy. AIFUL exists to meet the expectations of its customers. We aim to consolidate this perception as part of our corporate culture, and we advance wide-ranging efforts through three basic themes, which are customer satisfaction activities, education and regulatory compliance.

Customer Satisfaction Activities

Our three key areas for customer-focused activities are sales activities, functions and the environment.

In our sales activities, we will shift from the results-based approach of the past to an emphasis on processes, especially customer-related compliance. This will include a consistent commitment to the provision of reliable information, friendly and polite service based on a one-stop approach, and activities that accord with the behavior guidelines.

Efforts relating to functions will focus on the development of new products. We will also improve our application channels and systems, including auto contract machines, the Internet and ATM networks.

The aim of environment-related initiatives is to provide environments that are amenable and convenient from the customer's perspective. Specific measures will include the enhancement of branch infrastructure, and the development of our branch network.

Education

Priorities for our education-related initiatives include employee upskilling with the emphasis on customer satisfaction. We also aim to foster a strong sense of community in our employees, and to provide them with the knowledge that they need to understand laws, regulations and corporate rules and apply them to business operations. We are currently undertaking an in-depth review of our education systems.

Regulatory Compliance

Employees in every area of our organization will be encouraged to earn compliance-related qualifications, including compliance officer qualifications. We will establish and implement checking systems designed to prevent regulatory violations and other inappropriate behavior. Attitude reform measures will focus on team work, including regular workplace meetings.

The entire AIFUL organization is involved in the development of compliance systems. We will continue our efforts to consolidate these systems as part of our corporate culture, and to link workplace ideas to further improvement in our activities.

Reinforcement of Corporate Governance


Reporting / Improvement
Board of Directors
Auditing
Introduction of executive officer system
Delegation / supervision
Reporting / improvement
Board of Auditors
Consultation
Executive officers
Reporting
Management of operations
Collaboration
Risk Management Committee
Compliance Committee
Corporate units
Corporate units
Corporate units
Reporting / improvement
Collaboration
Reporting / improvement
Risk Management Section
Information Management Office
Reporting / improvement

We have strengthened our corporate governance structure by introducing an executive officer system to separate management and executive functions, and by building risk management and compliance systems based on the Risk Management Committee and the Compliance Committee.

Commitment to Community

Involvement and Support for Social Activities

The corporate philosophy of the AIFUL Group is to earn the support of society by acting in good faith. In keeping with this philosophy we work in partnership with local communities to support a wide range of activities, including environmental protection, humanitarian assistance and community welfare. In the year ended March 2007, we undertook a comprehensive review of our corporate social responsibility (CSR) activities, and we took a more active stance in this area. As part of our activities, we donated funds to a total of nine organizations, including those listed below.



Kyoto Lighthouse

This organization was founded in 1961 to realize a cherished goal of handicapped people by providing a library for blind students in Kyoto. In 2001 it established a non-residential occupational facility to provide day services for people with physical disabilities. It now operates as an integrated welfare facility for visually handicapped people, from babies to elderly people and people with multiple disabilities.



Japan Rescue Association

This international rescue organization was founded in 1995. Its activities include the training and provision of rescue dogs and therapy dogs. Rescue dogs trained at its training center, where a wide range of disaster scenes can be simulated, are extremely effective in locating missing people in disaster areas.

Kansai Guide Dogs for the Blind Association

This organization was founded in January 1980 as a citizen's group dedicated to the training and improved availability of guide dogs. The organization has made a major contribution to guide dog services in Japan. Currently it trains 10-20 dogs a year at its guide dog training center in Kameoka City, Kyoto Prefecture, which was completed in 1989.



LIFE Card Ladies Golf Tournament 2007

LIFE and Kumamoto Kenmin Television (KKT) co-sponsored the LIFE Card Ladies Golf Tournament 2007, which was held at the Kumamoto Kuko Country Club between April 13 and 15, 2007. The tournament was an official event of the Ladies Professional Golfers' Association of Japan (LPGA). Charity income from the tournament was donated to the Kumamoto Goodwill Bank and the Kumamoto Prefectural Council of Social Welfare.



Support for ISU World Figure Skating Championships 2007, Tokyo

LIFE was a sponsor of the ISU World Figure Skating Championships 2007, which were held in the Tokyo Metropolitan Gymnasium between March 20 and 25, 2007. There was intense competition among leading male and female skaters from around 40 countries.



Special Sponsorship of All-Japan University Women's Invitational Relay Race

LIFE was a special sponsor of the All-Japan University Women's Invitational Relay Race, which was held on January 8, 2007. This is one of two major relays for university women in Japan and has gained a reputation for the high standard of participants. Twenty carefully selected teams competed in a spectacular race covering a total distance of 30.67 kilometers divided into six sections.

Group Profile

	SHARE OF RECEIVABLES (As of March 31, 2007)	BUSINESS CLASSIFICATION
AIFUL CORPORATION	57.4%	AIFUL's core segment is unsecured loans. Other segments are home equity loans, small business loans and loan guarantees provided under agreements with banks and other financial institutions. AIFUL is stabilizing its income and spreading its risks under a unique product diversification strategy.
LIFE Co., Ltd.	30.3%	This shopping loan and credit card company has been an AIFUL subsidiary since March 2001. Its core credit card business is expanding steadily, and the number of new cardholders has exceeded 2 million in each of the past five years, bringing the total number of effective cardholders to 14.06 million.
BUSINEXT CORPORATION	3.5%	This small business loan provider was established in January 2001 as a joint venture between AIFUL and Sumitomo Trust & Banking. It uses its own scoring system to provide unsecured and non-guaranteed loans, mainly to medium-risk borrowers, including sole proprietorships and small and medium enterprises.
City's Corporation	2.5%	City's was acquired by AIFUL in October 2002. It specializes in small business loans for high-risk borrowers. In addition to guaranteed small business loans, City's is actively introducing new products, such as home equity loans and low-interest loans, with the aim of changing its income model.
TRYTO CORPORATION	2.3%	This consumer finance company was formed in April 2004 through the merger of Happy Credit, Sinwa and Sanyo Shinpan. It will be absorbed into AIFUL by March 2009 as part of the AIFUL Group's restructuring.
Wide Corporation	3.4%	One of Japan's larger consumer finance companies, Wide was acquired by AIFUL in June 2004. It is based mainly in eastern Japan. By March 2009 Wide will be absorbed into AIFUL.



	OPERATING REVENUE (Millions of Yen)	ORDINARY INCOME (Millions of Yen)	NET INCOME (Millions of Yen)
05	340,615	112,533	67,301
06	343,515	94,632	50,381
07	300,755	(101,225)	(359,399)
05	123,881	16,524	10,679
06	133,936	25,032	14,028
07	129,479	(18,957)	(43,313)
05	5,445	633	601
06	8,635	1,533	2,425
07	11,159	1,122	651
05	9,579	2,585	1,494
06	13,998	127	36
07	13,550	(51)	(3,322)
05	14,539	2,807	1,407
06	16,238	3,594	1,828
07	15,000	(15,537)	(24,465)
05	23,849	1,692	361
06	25,463	4,241	1,935
07	22,752	(18,366)	(35,040)

AIFUL CORPORATION

Our efforts to build a new future for AIFUL include the establishment of compliance systems and the reform of our cost structure. We will improve the efficiency of our business operations by maintaining a basic stance of selection and concentration.

Profile

Our Strategy for Asset Portfolio Diversification

AIFUL provides consumer finance services as the core company of the AIFUL Group. Our core product is unsecured loans, but we also provide home equity loans and business loans for sole proprietorships. Another activity is the provision of loan guarantees in partnership with regional banks and other financial institutions.

AIFUL's most important characteristic is its diversification, which forms the core of our management strategy. While most major consumer finance companies specialize exclusively in unsecured loan products, our loan business consists of three major categories: unsecured loans, home equity loans, and small business loans. In recent years, market maturation and an influx of new players from other sectors have caused competition to intensify in the unsecured loan market. The potential customer base has also tended to shrink because of Japan's falling birthrate and aging population. Changes to Japan's new laws relating to the money lending business are also affecting the market environment. We anticipate a temporary period of confusion and market shrinkage. Furthermore, we believe that the prospects for business activities based solely on unsecured lending are limited.

AIFUL anticipated these changes, and we have led the industry in diversifying our loan repertoire to provide a basis for sustainable growth and business risk diversification. By offering multiple products, we can better meet the needs of our customers and improve the operating efficiency of our branches. We can also diversify our income streams. Our future plans call for the diversification of our asset portfolio, including a review of the product characteristics of business loans and home equity loans, the introduction of new products and the further development of the loan guarantee business.

Policies and Performance in the Year Ended March 31, 2007

Compliance-Related Reforms

In the fiscal year under review, we took steps to prevent recurrences of regulatory violations and other problems by strengthening our internal control systems as the foundation of a strong compliance structure. Every element of the AIFUL organization was involved in this effort, which also involved the development of various rules and regulations. We also moved quickly to adapt to changes in Japan's new laws relating to the money lending business, which, by 2010, will include the introduction of an interest rate ceiling and limit on total lending to individual borrowers. Other measures, including a review of our channel strategy and reforms relating to human resources and sales, were designed to bring radical changes in our cost structure.

These initiatives also affected AIFUL's business performance in the year ended March 2007, and both revenues and income were below the previous year's levels. Loans outstanding declined by 14.2% year on year to ¥1,298,611 million, while operating revenues were 12.4% lower at ¥300,755 million. There was an ordinary loss of ¥101,225 million, and a net loss of ¥359,399 million.



One major reason for these results was the tightening of our lending criteria. Another factor was a decline in our top-line results due to voluntary curbs on some aspects of our operations, including television advertising, following the imposition of administrative penalties. We also faced higher credit costs, and interest refunds, as well as expenses relating to cost restructuring measures. In accordance with guidelines issued by the Japan Institute of Certified Public Accountants, we changed the method used to estimate our interest refund reserve. This change resulted in an extraordinary loss of ¥156.2 billion.

Overview of Business Operations in the Year ended March 2007

Unsecured Consumer Loans

Our voluntary curbs on advertising was reflected in a 40.5% year on year decline in new applications, which totaled 309,000, while the number of loan approvals was down 54.1% at 155,000. Anticipating a temporary period of market confusion caused by changes to the law governing the consumer finance industry, we took preemptive steps to limit future loan losses by tightening our lending criteria. As a result, the balance of loans outstanding declined by 12.2% year on year to ¥995,077 million.

Home Equity and Small Business Loans

We reviewed our products and sales methods and maintained a cautious lending stance. These policies were reflected in our loan portfolio. The balance of home equity loans declined by 19.5% year on year to ¥274,787 million, and the business loan balance was 25.3% lower at ¥28,747 million.

Loan Guarantees

We have targeted this segment for future growth, and we are working to strengthen our business base. In the year ended March 2007 we provided unsecured consumer loan guarantees for 43 companies and unsecured business loan guarantees for 58 companies. Results were affected by the administrative penalties imposed on AIFUL, and the balance of guarantees provided declined by 5.5% year on year to ¥58,914 million.

Cost Restructuring

Savings in Excess of ¥40 Billion through Branch Restructuring and Other Measures

We are radically reforming our cost structure through measures that included the merger and closure of outlets, to create a structure that will allow us to provide our products more economically. Our total network will be reduced from 363 manned outlets and 540 unmanned outlets and simplified auto application machines, to a total of around 1,000 outlets. This process, which is scheduled for completion by September 2007, will be achieved through progressive closures or conversion to unmanned operation, especially at unprofitable outlets.

We are also working to improve the efficiency of our human resources by implementing a voluntary retirement scheme. Other cost-cutting measures have included reductions in expenditure on advertising and systems development. Our goal is to reduce selling, general and administrative expenses, excluding financing and credit costs, by at least ¥40 billion.

Outlook for the Year Ending March 2008

Cost Restructuring Expected to Bring Higher Income

A number of uncertainties cloud the outlook for the year to March 2008, including the tightening of lending criteria, escalating competition for reliable borrowers, and persistently high levels of interest refunds and loan losses.

Conditions are likely to remain difficult, and we expect the balance of loans outstanding to decline by 18.2% to ¥1,062,558 million, and operating revenues by 19.6% to ¥241,860 million. However, income will benefit from our cost restructuring measures and other factors. We are projecting higher results, including ordinary income of ¥20,000 million, and net income of ¥38,136 million.

AIFUL Loans Outstanding


Unsecured loans
Home equity loans
Small business loans
2,000,000
1,500,000
1,000,000
500,000
0
1,451,638
1,471,767
1,512,717
1,298,611
04/3
05/3
06/3
07/3

LIFE Co., Ltd.

LIFE is strengthening its business base by concentrating its management resources on the credit card business.
It is dynamically developing its business activities as a key player in the AIFUL Group's comprehensive financial services strategy.

Profile

New Card Issues in Excess of 2 Million for Five Consecutive Years

A subsidiary of AIFUL CORPORATION since March 2001, LIFE is involved in the credit sales and credit card areas. The addition of its credit card, per-item shopping loans, bank loan guarantees and consumer loan operations to AIFUL's lines has helped to accelerate the AIFUL Group's comprehensive financial services strategy.

Since becoming part of the AIFUL Group, LIFE has begun to restructure its business portfolio with the aim of enhancing its potential for earnings and growth. It has selected credit card shopping, card cash advances and the new bank loan guarantees as its core segments and is working to strengthen and expand its business base by channeling management resources into these areas on a prioritized basis. In the year ended March 2007, the contribution of growth businesses to total receivables outstanding increased to approximately 52%. In addition, new card issues have exceeded 2 million for five consecutive years, bringing the active cardholder base to 14.06 million. LIFE's network of affiliated retailers and tie-up partners is now in excess of 101,000 locations.

LIFE has become a core contributor to the AIFUL Group's comprehensive financial services strategy. In the year under review, it accounted for 30.3% of the AIFUL Group's outstanding receivables and 25.5% of its operating revenues.

Changes in Business Portfolio



Growth businesses
31.8%
Downsizing businesses
40.2%
10.4%
9.0%
17.4%
10.6%
Core businesses
28.0%
01/3 (Total Receivables Outstanding ¥606,313 million)
Credit card shopping
Credit card cash advances
Bank loan guarantees (new products)
Cash Plaza
Per-item shopping loans
Partners (auto loans, etc.)
Housing loans
Bank loan guarantees (previous products)
Others
Downsizing businesses
9.2%
3.3%
1.4%
16.3%
Growth businesses
52.1%
15.7%
23.0%
3.7%
Core businesses
38.7%
07/3 (Total Receivables Outstanding ¥717,884 million)

Policies and Results in the Year Ended March 2007

Sustained Expansion of Credit Card Business

LIFE's priority in the year ended March 2007 was to strengthen its operating base in its core credit card segment. It also launched a radical business restructuring of its business activities in preparation for changes in competitive environment under the new laws relating to the money lending business. LIFE has launched the restructuring of the branch network and is implementing a voluntary retirement scheme. In addition to these cost-cutting measures, LIFE is also working to strengthen its business structure by shifting to a business model that is not excessively reliant on lending.

☆ Credit Cards

In its core credit card segment, LIFE worked to attract new affiliated retailers and tie-up partners while strengthening relationships with existing locations. Another priority was the diversification of application channels, including the use of the Internet. LIFE continued to expand and develop products for specific customer segments. It launched sign-up campaigns and began to sign up cardholders for new products, including a student card and the new proprietary card, LIFE Card Gold. Initiatives to promote card use included a registration campaign for cardholders wishing to use their cards to pay public utility charges, a web-linked television commercial campaign, and the provision of attractive points-based services. As a result of these efforts, the card utilization rate improved by 3.6 percentage points year-on-year to 30.1%, indicating that more cardholders are using LIFE products as their main cards. Credit card shopping transaction volume increased by 19.2% to ¥568,026 million.

Per-item Shopping Loans

LIFE made major changes in its transaction policy for affiliated merchants, following public concern about the sales practices of some home improvement firms with regard to the elderly. It also further tightened criteria for affiliated merchants, as well as implementing regular credit checks part-way through contract periods. As a result of these measures, the transaction of per-item shopping loans declined by 70.3% year on year to ¥36,268 million.

Loan Guarantees

LIFE established new relationships with three financial institutions, bringing the total number to 129. In November 2006 it began to provide LIFE Business Loans, a new business loan guarantee product based on AIFUL's knowledge of business loan guarantees. In the year ended March 31, 2007, the balance of loan guarantees declined by 9.2% year on year to ¥83,013 million. The decline resulted in part from the replacement of old-type bank guarantees, which made a limited contribution to earnings, with new products that provide higher returns.

Loans

LIFE continued to expand its product line-up. In year under review it began to market several new products, included business loans secured by real estate, and loans for specific purposes. LIFE exercised voluntary restraints on its marketing activities as a result of the administrative penalties imposed on AIFUL. It also tightened its lending criteria. These and other factors were reflected in loans outstanding, which increased by 0.4% year on year to ¥396,260 million.

LIFE's business results for the year ended March 2007 included operating receivables of ¥717,884 million, a year-on-year decline 7.9%. Operating revenues were 3.3% lower at ¥129,479 million. There was also a substantial increase in the reserves for interest refunds and loan losses. This resulted in an ordinary loss of ¥18,957 million. Extraordinary losses included business restructuring costs, as well as tax-related costs resulting from the liquidation of deferred tax assets. These factors were reflected in a net loss of ¥43,313 million.

Outlook for the Year Ending March 2008

Strengthening our Services to Corporations and Business Owners

LIFE will continue to restructure its business operations as it moves toward the development of a new business model. In the core credit card segment, its basic policies are to expand its cardholder base through a diversified affinity card strategy, and to increase the use of its cards. LIFE's target is to increase the number of cards issued to 20 million so that it can achieve economies of scale as a financial services business. It will continue to work toward this goal by strengthening its business operations.

In the area of per-item shopping loans and other financial services, LIFE will continue to tighten its lending criteria as the basis for the accumulation of quality assets. At the same time, it will develop new revenue streams by strengthening and expanding financial services for corporations and business owners. In addition to its expertise in the area of consumer financial services, LIFE also has settlement systems for corporate cards, and a corporate customer foundation comprised principally of registered retailers. It plans to apply AIFUL Group's corporate scoring technology to the development of this market.

LIFE is projecting declines in both revenues and income in the year ending March 2008. The balance of receivables outstanding is expected to decline by 11.7% year on year to ¥633,919 million, and operating revenues by 13.3% to ¥112,200 million. Ordinary income of ¥5,000 million and net income of ¥2,681 million are predicted.



Businext

BUSINEXT CORPORATION

Lending to medium-risk business owners is a priority element in the AIFUL Group's comprehensive financial services strategy. The Group's core company in this area is BUSINEXT.

Profile

Financial Services for Medium-Risk Business Owners

BUSINEXT was established in January 2001 as a joint venture between AIFUL and Sumitomo Trust & Banking. AIFUL owns 60% of its shares, and Sumitomo Trust & Banking 40%. Its main activity is medium-risk lending to sole proprietorships and small and medium-sized businesses at rates not exceeding 18% per annum, as prescribed in the Interest Rate Restriction Law. In the period since its establishment, BUSINEXT has achieved sustained growth in step with growth in the need for this type of financial services. Currently it provides financial services to approximately 44,000 small and medium-sized businesses.

Like the credit card business, the medium-risk business lending services provided by BUSINEXT have been identified as a growth area in the AIFUL Group's comprehensive financial services group strategy. The Group's management resources will be concentrated into this area with the aim of achieving further expansion.



The Market for Lending to Business Owners

Substantial Latent Demand for Medium-Risk Business Lending

Current estimates place the number of enterprises in Japan at around 7 million. Approximately 80% of these enterprises are small and medium-sized businesses. After a prolonged recession, small and medium-sized businesses are at last starting to enjoy the benefits of economic expansion. As their earnings improve, there has also been steady recovery in business confidence.

However, mega-banks, regional banks and other types of financial institutions have less tolerance for risk and impose demanding credit criteria. As a result, the finance available to meet the huge potential demand for medium-risk business lending is far from adequate. BUSINEXT has established a unique business model to develop this latent demand.

BUSINEXT's Advantages

Unique Business Model Geared toward Customer Needs

BUSINEXT's most important advantage is a unique business model based on the timely provision of unsecured, non-guaranteed loans. Since its establishment, BUSINEXT has developed a highly sophisticated scoring system for sole proprietorships and small and medium-sized businesses. This system allows it to meet the time-sensitive needs of its customers by making prompt lending decisions based on clearly defined credit criteria, while also maintaining a reasonable standard of precision. Its flagship products include the Card Loan, which is often arranged in one day, and the Business Loan, which can be usually provided within three days.

Another feature that differentiates BUSINEXT from other specialists in small business lending is its reliance on direct mail rather than face-to-face marketing. As of March 31, 2007, BUSINEXT had just ten offices and 101 employees, each managing an average of 445 accounts. This high level of productivity is the key to BUSINEXT's continuing efforts to keep its operating costs low and meet the needs of customers by providing low-interest finance.

Policies and Results in the Year Ended March 2007

Three New Branches, More ATM Partnerships

In the year ended March 2007, BUSINEXT continued to expand its channel strategy. It added more outlets to its branch network, especially in major cities. New branches were opened in Yokohama and Omiya in response to the growth of the customer base in the Kanto region, while in the Kansai region a new branch was added in Kobe. BUSINEXT also continued to enhance its services, including the establishment of a partnership that allows BUSINEXT customers to make withdrawals from Tokyo Star Bank ATMs.

Changes to Japan's Money-Lending Business Control Law have triggered a temporary phase of market confusion and shrinkage, and the cash flow positions of some existing customers have deteriorated, leading to an increase in loans in arrears. BUSINEXT has taken prompt action in response to this situation, including the introduction of more stringent lending criteria, the addition of more staff to its credit control department, and the reinforcement of preliminary recovery operations at branch level.

BUSINEXT continued to achieve high revenue growth in the year ended March 2007. The balance of loans outstanding increased by 12.6% year on year to ¥82,328 million, and operating revenues by 29.2% to ¥11,159 million. However, the company took a conservative stance with regard to its loan-loss reserve, with the result that ordinary income declined by 26.8% to ¥1,122 million, and net income by 73.1% to ¥651 million.

Outlook for the Year Ending March 2008

Emphasis on Expansion of Business Base and Improvement of Customer Satisfaction

In the year to March 2008, BUSINEXT will continue to develop synergies with the AIFUL Group while strengthening its business infrastructure, including the expansion of its network of tie-up partners and further improvement in the accuracy of its credit systems. Another focus will be brand development and the improvement of customer satisfaction through further service enhancements.

These efforts are expected to result in revenue growth in the year ending March 2008, but income is likely to be lower. The balance of loans outstanding is expected to increase by 8.6% year on year to ¥89,414 million, and operating revenues by 5.2% to ¥11,736 million. However, income estimates indicate that ordinary income will be 39.3% below the previous year's level at ¥681 million, and net income 38.4% lower at ¥401 million.

Loans Outstanding


100,000
80,000
60,000
40,000
20,000
0
+12.6%
+53.5%
+72.6%
+79.2%
03/3
04/3
05/3
06/3
07/3

Customer Accounts and Per Account


Per Account
Customer Accounts
2,500
2,000
1,500
1,000
500
0
50
40
30
20
10
0
03/3
04/3
05/3
06/3
07/3

City's

City's Corporation

City's has developed unique expertise through its involvement in lending to sole proprietorships and small and medium-sized businesses. It is now using this knowledge as the basis for a new approach to business lending.

Profile

Specialist in High-Risk Business Lending

City's became a consolidated subsidiary of AIFUL in October 2002. As a specialist in business lending to sole proprietorships and small and medium-sized businesses, it offers an attractive range of convenient, customer-focused financial products designed for borrowers who would otherwise be unable to obtain the financial services that they need because of credit risk or other issues.

This company's core product is the Business Loan, which makes up over 80% of its total balance of loans outstanding. The Business Loan is backed by analysis techniques developed by City's over many years. City's has used the corporate scoring method to develop the Super Business Loan, a low-interest product for which no guarantor is required. Another area in which City's has achieved steady growth is home equity lending. In the year ended March 2007, this category accounted for approximately 17% of the total balance of loans outstanding.

Loans Outstanding


80,000
60,000
40,000
20,000
0
+46.3%
+48.6%
14.1%
04/3
05/3
06/3
07/3

Policies and Results for the Year Ended March 2007

Cost Restructuring for a Changing Business Environment

The lowering of the interest rate ceiling under the new laws relating to the money lending business will have an unprecedented impact on City's, which specializes primarily in lending to high-risk borrowers. In the year ended March 2007, City's implemented major reforms, including cost restructuring, in preparation for this change.

It closed 16 branches, reducing its total network to 11 branches and 36 offices, and introduced a voluntary retirement scheme for full-time employees. By the end of March 2007, it had reduced its work force by approximately 150.

Results for the year ended March 2007 show declines in both revenues and income. The balance of loans outstanding was 14.1% below the previous year's level at ¥58,316 million, and operating revenues were 3.2% lower at ¥13,550 million. There was an ordinary loss of ¥51 million and a net loss of ¥3,322 million. The main reasons for these results were reduced interest income resulting from the use of more stringent lending criteria, an increase in bad debt costs, and business restructuring charges.

Outlook for the Year Ending March 2008

New Approach Based on Unique Expertise

City's will continue to modify its cost structure. It also plans to shift from door-to-door marketing to other methods, including mass-marketing and the establishment of various types of alliances. The profitability of high-risk lending is expected to decline, and while implementing cost restructuring measures, City's also plans to move from that area into medium-risk lending, which will be affected less by interest rate cuts. By applying its accumulated knowledge and experience, it aims to start a new growth phase.

Though the business environment is still challenging, City's is predicting lower revenues and higher income in the year to March 2008. Operating revenues are expected to decrease by 28.6% year on year to ¥9,678 million, ordinary income to rise to ¥1,603 million and net income to ¥867 million. This forecast reflects the benefits of cost restructuring measures.

Consumer Finance Subsidiaries

TCM. Co. Ltd.
Passkey Co., Ltd.
TRYTO CORPORATION
Wide Corporation

These companies will be progressively absorbed by AIFUL as part of the group restructuring process. TCM and Passkey will merge with AIFUL by March 2008, followed by TRYTO and Wide by March 2009. They will close and amalgamate their branches and rationalize their work forces in preparation for these changes. In the year ended March 2007, the total balance of loans outstanding held by these four companies declined by 18.4% to ¥149,745 million.

id CREDIT CORPORATION and
NET ONE CLUB CORPORATION

These two companies specialized in Internet lending. They were absorbed by AIFUL on March 26, 2007, with the aim of improving marketing and management efficiency in this area.



Other Companies

AsTry Loan Services CORPORATION

AsTry is a debt servicer. According to a rating provided by Standard & Poors in December 2006, AsTry has ample capacity as a special loan service, and its outlook is stable. It is strengthening its compliance systems, and in February 2007, it became the first debt servicer to acquire the Privacy Mark under the new JISQ15001:2006 standard. In the year ended March 2007, it purchased receivables amounting to ¥12,753 million, an increase of 16.7% over the previous year's total.

New Frontier Partners Co., Ltd. (NFP)

New Frontier Partners is a venture capital company. In addition to its investment capabilities as a supplier of growth capital to medium-sized companies and ventures, it also helps to build corporate value through its consultation and diagnostic capabilities as a "business doctor." It is steadily expanding its business by aggressively developing new investment targets and strengthening its secondary investment activities. In the year ended March 2007, its total investments increased by 4.3% year on year to ¥4,829 million, including investments in funds.

BOARD OF DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS



Directors

Director	Director	Director	Director
Hiroshi Abe	Masami Munetake	Masayuki Sato	Kazuyuki Isono

Director	Director	President and CEO Representative Director	Representative Director	Director	Director
Nobuyuki Wakuta	Shintaro Hashima	Yoshitaka Fukuda	Taichi Kawakita	Tsuneo Sakai	Yoshinobu Takaishi

Corporate Auditors

Standing Corporate Auditor	Sadayuki Matsuoka
Outside Standing Corporate Auditors	Masanobu Hidaka Norio Onishi
Corporate Auditor	Yoshinobu Azuma

Executive Officers

President and CEO	Yoshitaka Fukuda
Senior Executive Officer	Taichi Kawakita
Managing Executive Officers	Shintaro Hashima Tsuneo Sakai Nobuyuki Wakuta Yoshinobu Takaishi
Executive Officers	Masami Munetake Hiroshi Abe Yasutaka Fukuda Kazumitsu Oishi Yasuo Hotta Akira Takami Tsuguo Nakagawa Yasuo Shiozawa Minoru Kobayashi Isao Okada Itaru Sato



CONTENTS

SIX-YEAR SUMMARY

AIFUL Corporation and Consolidated Subsidiaries Years ended March 31	2002	2003	2004
FOR THE YEAR:			
Total income	400,014	451,168	479,473
Total expenses	338,166	343,715	375,659
Credit costs	42,576	138,479	157,349
Income (Loss) before income taxes and minority interests	61,848	107,453	103,814
Income taxes	27,385	47,426	41,016
Deferred income taxes	(8,908)	(10,129)	(5,158)
Net income (loss)	35,064	59,911	62,548
AT YEAR-END:			
Loans	1,482,796	1,670,782	1,786,940
Bad debts	94,854	120,399	149,826
Loans in legal bankruptcy	16,457	20,830	28,637
Nonaccrual loans	28,723	39,897	52,452
Accruing loans contractually past due three months or more as to principal or interest payments	11,945	16,503	17,820
Restructured loans	37,729	43,169	50,917
Total assets	2,029,634	2,282,113	2,332,761
Allowance for bad debts	109,337	132,130	145,757
Total liabilities	1,604,780	1,792,093	1,780,575
Interest-bearing debt	1,344,273	1,504,969	1,513,812
Minority interests	3,511	4,029	4,682
Total equity	421,343	485,991	547,504
PER SHARE DATA (YEN):			
Basic net income (loss)	260.00	425.06	440.65
Diluted net income	—	—	—
Total equity	3,015.34	3,428.97	3,863.06
Cash dividends	50	60	60
RATIO (%):			
Equity ratio	20.7	21.3	23.5
ROE	9.6	13.2	12.1
ROA	1.8	2.8	2.7
OTHER DATA:			
Number of shares outstanding at year-end	93,376,000	94,690,000	94,690,000
Number of employees at year-end	5,810	6,123	5,969

(Reference)	2002	2003	2004
Operating revenue	397,162	449,458	473,458
Ordinary income (loss)	105,067	111,797	112,446

(Millions of yen)

2005	2006	2007
520,737	548,818	501,009
391,295	436,045	873,272
155,466	166,047	447,375
129,442	112,773	(372,263)
53,015	45,375	40,529
11,990	(145)	24,734
75,723	65,827	(411,251)
1,995,622	2,124,017	1,912,689
175,136	203,800	328,046
31,020	33,446	43,008
60,283	80,721	180,819
21,049	27,564	36,665
62,784	62,069	67,554
2,574,286	2,790,969	2,214,559
159,483	171,715	407,573
1,951,548	2,102,310	1,957,414
1,673,458	1,792,746	1,530,262
5,385	6,965	5,420
617,353	681,694	257,145
533.57	464.84	(2,903.85)
533.53	464.69	—
4,358.69	4,813.45	1,777.44
60	60	60
24.0	24.4	11.4
13.0	10.1	(88.1)
3.1	2.5	(16.4)
142,035,000	142,035,000	142,035,000
6,510	6,675	6,477

(Millions of yen)

2005	2006	2007
518,416	549,548	499,031
135,294	126,964	(163,092)

Notes

1. On October 1, 2002, 1,314,000 new shares were issued through an exchange of shares agreement concluded with City Green Corporation in connection with the October 2002 acquisition of City's, a small business loan company.
2. Starting in 2003, equity per share, net income per share, and diluted net income per share were calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings Per Share (Implementation Guidance for Accounting Standard No. 4).
3. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 47,345,000 shares.
4. Net income and total equity per share for all the fiscal years shown in the table through March 2005 were calculated as if the May 23, 2005 stock split had been implemented at the beginning of the term.

AIFUL GROUP

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
03
04
05
06
07
Unsecured
Home Equity
Small Business
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees

(Millions of yen)

	2003	2004	2005	2006	2007
Total Receivables Outstanding	2,210,889	2,298,444	2,522,579	2,681,746	2,369,585
Loans	1,833,702	1,907,655	2,095,202	2,232,418	1,985,263
Unsecured	1,442,980	1,477,430	1,622,032	1,709,185	1,537,905
Home Equity	325,437	346,183	352,214	357,025	291,716
Small Business	65,285	84,042	120,956	166,208	155,642
Credit Card Shopping Loans	64,117	71,528	79,623	101,135	117,222
Per-item Shopping Loans	184,324	185,650	206,348	183,907	112,518
Loan Guarantees	128,745	133,610	141,407	153,767	141,930

TOTAL INCOME/NET INCOME

(Millions of yen)


600,000
450,000
300,000
150,000
0
80,000
60,000
40,000
20,000
0
-500,000
03
04
05
06
07
Interest on Loans
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees
Other
Net Income

(Millions of yen)

	2003	2004	2005	2006	2007
Total Income	451,168	479,473	520,737	548,818	501,009
Interest on Loans	406,484	429,513	466,430	491,358	448,662
Unsecured	348,887	358,142	387,839	405,308	374,839
Home Equity	47,650	55,022	56,531	56,144	43,575
Small Business	9,945	16,348	22,059	29,904	30,247
Credit Card Shopping Loans	7,878	8,140	9,091	11,275	12,754
Per-item Shopping Loans	15,179	15,508	17,201	17,676	12,998
Loan Guarantees	4,133	5,562	7,088	8,668	9,187
Other	17,494	20,750	20,927	19,841	17,408
Net Income (Loss)	59,911	62,548	75,723	65,827	(411,251)

TOTAL ASSETS

(Millions of yen)


3,000,000
2,000,000
1,000,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Total Assets	2,282,113	2,332,761	2,574,286	2,790,969	2,214,559
ROA (%)	2.8	2.7	3.1	2.5	(16.4)

ROA = Net Income/Total Assets (average) × 100 (%)

TOTAL EQUITY

(Millions of yen)


800,000
600,000
400,000
200,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Total Equity	485,991	547,504	617,353	681,694	257,145
ROE (%)	13.2	12.1	13.0	10.1	(88.1)

ROE = Net Income/Total Equity (average) x 100 (%)

AVERAGE RATE OF BORROWINGS

(%)


3
2
1
03
04
05
06
07
Average Rate of Borrowings
Indirect
Direct

(%)

	2003	2004	2005	2006	2007
Average Rate of Borrowings	1.78	1.72	1.60	1.55	1.80
Indirect	1.97	1.86	1.68	1.71	2.03
Direct	1.57	1.55	1.48	1.33	1.51
Long-Term Prime Rate (Reference)	1.50	1.65	1.65	2.10	2.20
Share of Indirect	53.5	56.2	60.2	56.8	55.7
Share of Direct	46.5	43.8	39.8	43.2	44.3

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)


4,000
3,000
2,000
1,000
0
03
04
05
06
07
Unsecured
Home Equity
Small Business

(Thousands)

	2003	2004	2005	2006	2007
Number of Customer Accounts	3,521	3,520	3,796	3,898	3,547
Unsecured	3,389	3,366	3,618	3,694	3,366
Home Equity	87	94	99	104	87
Small Business	45	59	77	99	93
Credit Card Holders	9,837	11,051	11,967	13,096	14,065
Per-item Shopping Loans Accounts	697	740	809	634	458

AIFUL CORPORATION

LOANS OUTSTANDING

(Millions of yen)



1,600,000
1,200,000
800,000
400,000
0
03
04
05
06
07
Unsecured
Home Equity
Small Business

(Millions of yen)

	2003	2004	2005	2006	2007
Loans Outstanding	1,413,340	1,451,638	1,471,767	1,512,717	1,298,612
Unsecured	1,068,151	1,081,058	1,093,663	1,133,083	995,077
Home Equity	322,840	342,637	345,180	341,153	274,788
Small Business	22,349	27,943	32,924	38,481	28,747

TOTAL INCOME/NET INCOME

(Millions of yen)



400,000
320,000
240,000
160,000
80,000
0
100,000
80,000
60,000
40,000
20,000
0
-400,000
03
04
05
06
07
Unsecured
Home Equity
Small Business
Other
Net Income

(Millions of yen)

	2003	2004	2005	2006	2007
Total Income	330,147	340,224	347,157	350,933	309,698
Interest on Loans	315,600	326,979	330,529	333,541	292,669
Unsecured	263,262	265,959	266,930	269,986	243,614
Home Equity	47,483	54,663	55,875	54,560	41,424
Small Business	4,854	6,355	7,722	8,994	7,631
Other	14,547	13,245	16,628	17,392	17,029
Net Income (Loss)	55,318	53,086	67,301	50,382	(359,399)

TOTAL ASSETS

(Millions of yen)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Total Assets	1,906,212	1,870,076	2,033,547	2,204,483	1,660,827
ROA (%)	3.0	2.8	3.4	2.4	(18.6)

TOTAL EQUITY

(Millions of yen)



800,000
600,000
400,000
200,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Total Equity	470,834	522,905	584,308	632,917	255,005
ROE (%)	12.4	10.7	12.2	8.3	(81.0)

AVERAGE INTEREST RATIO

(%)



Average Interest Ratio
Unsecured
Home Equity
Small Business
30
20
10
0
03
04
05
06
07

(%)

	2003	2004	2005	2006	2007
Average Interest Ratio	23.2	22.8	22.6	22.4	20.8
Unsecured	25.2	24.8	24.6	24.2	22.9
Home Equity	15.8	16.4	16.3	15.9	13.5
Small Business	24.8	25.3	25.4	25.2	22.7

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)



Unsecured
Home Equity
Small Business
2,500
2,000
1,500
1,000
500
0
03
04
05
06
07

(Thousands)

	2003	2004	2005	2006	2007
Number of Customer Accounts	2,284	2,246	2,214	2,187	1,894
Unsecured	2,180	2,131	2,091	2,057	1,788
Home Equity	87	93	98	101	84
Small Business	17	21	24	27	21

NEW ACCOUNTS

(Accounts)



Unsecured
Home Equity
Small Business
500,000
400,000
300,000
200,000
100,000
0
03
04
05
06
07

(Accounts)

	2003	2004	2005	2006	2007
New Accounts	440,254	388,036	376,024	370,593	156,350
Unsecured	405,275	355,619	343,536	338,052	155,182
Home Equity	27,542	24,222	23,405	23,258	770
Small Business	7,437	8,195	9,083	9,283	398

BAD DEBT CHARGE-OFFS/RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen/%)



Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs
150,000
120,000
90,000
60,000
30,000
0
15
12
9
6
3
0
03
04
05
06
07

(Millions of yen/%)

	2003	2004	2005	2006	2007
Bad Debt Charge-offs	78,986	97,458	96,224	98,256	138,601
Unsecured	71,968	86,507	83,436	83,143	121,558
Home Equity	6,313	9,612	10,800	12,645	12,930
Small Business	704	1,339	1,987	2,467	4,113
Ratio of Bad Debt Charge-offs (%)	5.59	6.71	6.54	6.50	10.67
Unsecured	6.74	8.00	7.63	7.34	12.22
Home Equity	1.96	2.81	3.13	3.71	4.71
Small Business	3.15	4.79	6.04	6.41	14.31

LIFE Co., Ltd. (Managed Asset Basis)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)


800,000
600,000
400,000
200,000
0
03
04
05
06
07
Loan Guarantees

(Millions of yen)

	2003	2004	2005	2006	2007
Total Receivables Outstanding	676,093	702,202	751,553	779,560	717,884
Installment Receivables	247,494	256,773	285,867	293,333	238,611
Loans (Cash Advance)	310,749	339,137	367,459	394,776	396,260
Loan Guarantees	117,849	106,290	98,226	91,450	83,013

OPERATING REVENUE/NET INCOME

(Millions of yen)


200,000
150,000
100,000
50,000
0
20,000
15,000
10,000
5,000
0
-50,000
03
04
05
06
07
Loans (Cash Advance)
Loan Guarantees
Other
Net Income

(Millions of yen)

	2003	2004	2005	2006	2007
Operating Revenue	103,880	113,738	123,881	133,936	129,479
Installment Receivables	23,566	24,415	26,870	29,493	26,618
Loans (Cash Advance)	69,578	78,815	84,919	91,305	91,342
Loan Guarantees	3,622	3,842	4,044	4,241	4,134
Other	7,113	6,664	8,045	8,894	7,383
Net Income (Loss)	9,149	16,131	10,679	14,028	(43,313)

TOTAL ASSETS

(Millions of yen)


1,000,000
800,000
600,000
400,000
200,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Total Assets	747,718	772,658	810,567	830,548	753,464
ROA (%)	1.3	2.1	1.3	1.7	(5.5)

TOTAL EQUITY

(Millions of yen)


160,000
120,000
80,000
40,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Total Equity	90,284	106,486	117,163	131,407	87,992
ROE (%)	10.7	16.4	9.5	11.3	(39.5)

AVERAGE YIELD

(%)


Average Yield
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
30
20
10
0
03
04
05
06
07

(%)

	2003	2004	2005	2006	2007
Average Yield	15.0	16.4	16.9	17.3	17.1
Installment Receivables	10.0	9.5	9.8	9.8	9.9
Loans (Cash Advance)	24.8	24.3	24.0	24.0	23.0
Loan Guarantees	2.8	3.4	4.0	4.5	4.7

PURCHASE RESULTS

(Millions of yen)


Per-item Shopping Loans
Credit Card
160,000
120,000
80,000
40,000
0
800,000
600,000
400,000
200,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Purchase Results					
Per-item Shopping Loans	125,246	118,131	135,646	107,974	32,528
Credit Card	503,448	543,507	597,314	706,274	796,600
Credit Card Shopping Loans	274,479	318,115	373,130	470,896	561,299
Credit Card Cashing Loans	228,968	225,392	224,184	235,378	235,301

NUMBER OF CARDHOLDERS

(Thousands)


LIFE Proper Card
Affinity Cards
15,000
10,000
5,000
0
03
04
05
06
07

(Thousands)

	2003	2004	2005	2006	2007
Number of Cardholders	9,834	11,032	11,916	13,096	14,065
LIFE Proper Card	1,509	1,625	1,710	1,820	1,961
Affinity Cards	8,324	9,406	10,205	11,276	12,103

BAD DEBT CHARGE-OFFS/RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen/%)


Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs
50,000
40,000
30,000
20,000
10,000
0
10
8
6
4
2
0
03
04
05
06
07

(Millions of yen/%)

	2003	2004	2005	2006	2007
Bad Debt Charge-offs	30,190	35,566	36,658	37,266	44,498
Credit Card Shopping Loans	2,337	2,412	2,115	1,978	2,451
Credit Card Cashing Loans	8,688	12,823	13,141	12,636	15,220
Per-item Shopping Loans	5,229	6,067	4,994	5,363	7,029
LIFE Cash Plaza (Unsecured Loans)	6,432	10,570	11,445	12,182	15,302
Ratio of Bad Debt Charge-offs (%)	4.47	5.06	4.88	4.78	6.20
Credit Card Shopping Loans	3.65	3.37	2.66	1.96	2.09
Credit Card Cashing Loans	4.52	6.32	6.28	5.72	6.62
Per-item Shopping Loans	3.06	3.45	2.53	2.92	6.25
LIFE Cash Plaza (Unsecured Loans)	5.47	7.80	7.26	7.03	9.28

BUSINEXT CORPORATION

LOANS OUTSTANDING

(Millions of yen)


100,000
80,000
60,000
40,000
20,000
0
03 04 05 06 07

(Millions of yen)

	2003	2004	2005	2006	2007
Loans Outstanding	15,397	27,591	47,622	73,110	82,328

OPERATING REVENUE/NET INCOME

(Millions of yen)


12,000
9,000
6,000
3,000
0
6,000
4,500
3,000
1,500
0
-1,500
03 04 05 06 07
Operating Revenue
Net Income

(Millions of yen)

	2003	2004	2005	2006	2007
Operating Revenue	1,749	3,014	5,445	8,635	11,159
Net Income (Loss)	(601)	(1,036)	601	2,425	651

NUMBER OF CUSTOMER ACCOUNTS/LOANS OUTSTANDING PER ACCOUNT

(Thousands/Thousands of yen)


50
40
30
20
10
0
2,000
1,600
1,200
800
400
0
03 04 05 06 07
Number of Customer Accounts
Loans Outstanding per Account

(Thousands/Thousands of yen)

	2003	2004	2005	2006	2007
Number of Customer Accounts	12	22	32	42	44
Loans Outstanding per Account	1,194	1,203	1,455	1,732	1,830

NEW ACCOUNTS

(Thousands)


20
15
10
5
0
03 04 05 06 07

(Thousands)

	2003	2004	2005	2006	2007
New Accounts	8	12	13	15	9

AVERAGE INTEREST RATE

(%)


20
15
10
5
0
03 04 05 06 07

(%)

	2003	2004	2005	2006	2007
Average Interest Rate	15.4	15.3	15.1	15.0	14.9

RATIO OF BAD DEBT CHARGE-OFFS

(%)


5
4
3
2
1
0
03 04 05 06 07

(%)

	2003	2004	2005	2006	2007
Ratio of Bad Debt Charge-offs	2.6	3.6	3.3	2.9	4.3

City's Corporation

LOANS OUTSTANDING

(Millions of yen)



80,000
60,000
40,000
20,000
0
03
04
05
06
07

(Millions of yen)

	2003	2004	2005	2006	2007
Loans Outstanding	29,176	31,214	45,673	67,857	58,316

OPERATING REVENUE/NET INCOME

(Millions of yen)



15,000
10,000
5,000
0
-5,000
03
04
05
06
07
Operating Revenue
Net Income

(Millions of yen)

	2003	2004	2005	2006	2007
Operating Revenue	3,470	7,414	9,579	13,998	13,550
Net Income (Loss)	(299)	1,535	1,494	36	(3,322)

NUMBER OF CUSTOMER ACCOUNTS/LOANS OUTSTANDING PER ACCOUNT

(Thousands/Thousands of yen)



50
40
30
20
10
0
2,500
2,000
1,500
1,000
500
0
03
04
05
06
07
Number of Customer Accounts
Loans Outstanding per Account

(Thousands/Thousands of yen)

	2003	2004	2005	2006	2007
Number of Customer Accounts	15	15	21	31	30
Loans Outstanding per Account	1,908	2,014	2,163	2,143	1,936

NEW ACCOUNTS

(Thousands)



20
15
10
5
0
03
04
05
06
07

(Thousands)

	2003	2004	2005	2006	2007
New Accounts	2	4	9	15	5

AVERAGE INTEREST RATE

(%)



30
20
10
0
03
04
05
06
07

(%)

	2003	2004	2005	2006	2007
Average Interest Rate	28.1	27.4	27.2	25.4	23.7

RATIO OF BAD DEBT CHARGE-OFFS

(%)



6
4
2
0
03
04
05
06
07

(%)

	2003	2004	2005	2006	2007
Ratio of Bad Debt Charge-offs	5.0	1.6	1.6	1.9	4.1

Consolidated Results of Operations

As of March 31, 2007, the outstanding loans of AIFUL and its 11 consolidated subsidiaries totaled ¥1,985,263 million, a year-on-year decline of ¥247,155 million, or 11.1%. A breakdown of this total shows that unsecured loans declined by ¥171,280 million, or 10.0%, to ¥1,537,905 million, home equity loans by ¥65,309 million, or 18.3%, to ¥291,716 million, and small business loans by ¥10,566 million, or 6.4%, to ¥155,642 million. These lower figures were primarily the result of the changes in the wake of administrative penalties imposed on AIFUL in April 2006, including voluntary curbs on advertising and other aspects of the non-consolidated business activities of AIFUL Corporation, an increase in bad debt charge-offs caused by deterioration in the recovery market, and the introduction of tighter credit criteria by the AIFUL Group as a whole.

The balance of installment accounts receivable in the credit card and per-item shopping loan categories amounted to ¥229,740 million as of March 31, 2007, a year-on-year decline of ¥55,301 million, or 19.4%. The balance of credit card shopping loans was 15.9% higher at ¥117,222 million. This reflects an increase in the effective number of LIFE cardholders and a rise in card utilization rates. However, the balance of per-item shopping loans fell by 38.8% to ¥112,518 million because of tighter credit criteria for member stores.

Results for the loan guarantee business of AIFUL Corporation and LIFE Co., Ltd. show that the balance of guarantees for partner financial institutions stood at ¥141,930 million as of March 2007, a decline of ¥11,837 million, or 7.7%, compared with the position at the end of the previous fiscal year.

Other receivables amounted to ¥12,652 million. This brought the total receivables of the AIFUL Group as of March 31, 2007, to ¥2,369,585 million, a year-on-year decline of ¥312,161 million, or 11.6%. This total includes ¥127,390 million in off-balance-sheet receivables that were securitized and sold, consisting of ¥72,573 million in loans and ¥54,817 million in installment receivables.

Earnings and Expenses

Total income in the year ended March 31, 2007 amounted to ¥501,009 million, a year-on-year decline of ¥47,809 million, or 8.7%. Interest on loans declined by 8.7% year on year to ¥448,662 million, equivalent to 89.6% of total income. Revenues from credit card and per-item shopping loans were 11.0% lower at ¥25,752 million, but revenues from loan guarantees increased by 6.0% to ¥9,187 million. Other operating revenues amounted to ¥17,408 million, a year-on-year decline of 12.3%.

We tightened credit criteria across the entire AIFUL Group in anticipation of changes resulting from the amendment of the Money-Lending Business Control and Regulation Law. This caused a decline in top-line results. The interest recovery rate was also lower because of the temporary imposition of voluntary curbs on debt recovery activities. These factors were the main causes of the decline in total income.

Total expenses increased by ¥437,227, or 100.3%, to ¥873,272 million. This total includes ¥447,375 million in charge-offs and provision for doubtful loans, a year-on-year increase of ¥281,328 million, or 169.4%. The main reason for this increase was the provision of ¥195,545 million as a reserve for principal written off in association with interest refunds. Interest refund-related costs were sharply higher with a year-on-year increase of ¥148,205 million, or 433.6%, to ¥182,388 million. This total includes the provision of ¥167,148 million

TOTAL RECEIVABLES OUTSTANDING
(Millions of yen)


3,000,000
2,000,000
1,000,000
0
03
04
05
06
07

TOTAL INCOME/TOTAL EXPENSES
(Millions of yen)


1,000,000
800,000
600,000
400,000
200,000
0
03
04
05
06
07
Total Income
Total Expenses

NET INCOME
(Millions of yen)


80,000
60,000
40,000
20,000
0
-420,000
03
04
05
06
07

as a reserve for interest refunds, in accordance with audit guidelines issued by the Japanese Institute of Certified Public Accountants for losses incurred by consumer finance companies and others as a result of demands for interest refunds (Industry Committee Report No. 37). However, interest on borrowings were ¥900 million, or 2.7%, lower at ¥32,898 million. This reflects lower borrowing because of our reduced need for funds as a result of the decline in loans outstanding. Advertising expenditure was reduced by ¥12,944 million, or 46.2%, year on year to ¥15,074 million because of voluntary curbs on television commercials and other forms of advertising. Cost-cutting measures brought significant reductions in a number of categories. Commissions and fees paid declined by ¥2,905 million, or 10.2%, to ¥25,585 million, labor costs by ¥1,751 million, or 3.0%, to ¥56,508 million. The total expenses also includes restructuring costs of ¥27,296 million, including of special severance payments to employees who accepted voluntary retirement as part of the AIFUL Group's organizational and cost restructuring measures, and business restructuring costs relating to the closure and amalgamation of branches.

Tax expenses were ¥4,846 million, or 10.7%, below the previous year's level at ¥40,529 million. The amount of income taxes deferred was ¥24,734 million. This reflects a conservative stance, based in part on uncertainty about the outlook for external business conditions, that resulted in the reversal of the majority of deferred tax assets.

The net loss was ¥411,251 million. This is equivalent to ¥2,903.85 per share.



EPS
(Yen)
600
400
200
0
-3,000
03
04
05
06
07

Segment Information

For detailed segment information, please refer to the analyses of operating results for individual group companies.

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)

	2006	2007	% of change
Unsecured loans	1,709,185	1,537,905	−10.0%
Home equity loans	357,025	291,716	−18.3%
Small business loans	166,208	155,642	−6.4%
Credit card shopping loans	101,135	117,222	15.9%
Per-item shopping loans	183,907	112,518	−38.8%
Loan guarantees	153,767	141,930	−7.7%

INCOME

(Millions of yen)

	2006	2007	% of change
Unsecured loans	405,308	374,839	−7.5%
Home equity loans	56,144	43,575	−22.4%
Small business loans	29,904	30,247	1.1%
Credit card shopping loans	11,275	12,754	13.1%
Per-item shopping loans	17,676	12,998	−26.5%
Loan guarantees	8,668	9,187	6.0%

Unsecured Loans

The unsecured loan business of the AIFUL Group involves several group companies. AIFUL Corporation provides unsecured loans, while LIFE provides credit card cash advances. LIFE Cash Plaza issues unsecured cashing cards. Unsecured loans are also provided by TRYTO, Wide, TCM and Passkey, which operate mainly in western Japan, eastern Japan, Nagano Prefecture and Hokkaido, respectively.

In the consolidated accounting period ended March 2007, the number of unsecured loan applications approved by the AIFUL Group declined by 54.5% year on year to 242 thousand, as a result of voluntary curbs on business advertising and a general tightening of credit criteria following the imposition of administrative penalties on AIFUL. The number of accounts as of March 31, 2007 was 3,366 thousand, a reduction of 328 thousand, or 8.9%. The consolidated balance of unsecured loans outstanding declined by ¥171,280 million, or 10.0%, to ¥1,537,905 million, and the average balance per account by ¥5 thousand to ¥456 thousand. The AIFUL Group actively offered preferential interest rates to reliable borrowers, with the result that interest yield declined by 1.3 percentage points to 23.2%, and total interest on loans by ¥30,469 million, or 7.5%, to ¥374,839 million.

Home Equity Loans (Secured Loans)

At the consolidated level, the AIFUL Group has established a structure that allows it to target a wide range of customers through its home equity loan business. In addition to home equity loans provided by AIFUL Corporation, there are also products sold by subsidiaries, including LIFE, Wide, TRYTO, City's and BUSINEXT.

In the consolidated accounting period ended March 2007, the AIFUL Group reviewed both its products and its marketing methods and adopted a more conservative approach to lending. As a result, the number of home equity loan accounts as of March 31, 2007 was 17,000, or 16.5%, below the previous year's level at 87,000, and the balance of loans outstanding fell by ¥65,309 million, or 18.3%, to ¥291,716 million. The balance per account was ¥73,000 lower at ¥3,338,000, and the interest yield declined by 2.4 percentage points to 13.4%. Total interest on loans was ¥12,569 million, or 22.4%, below the previous year's level at ¥43,575 million.

Small Business Loans

The AIFUL Group's business loan services are provided by BUSINEXT, City's and AIFUL. BUSINEXT specializes in medium-risk lending and City' s in high-risk lending.

In the consolidated accounting period ended March 2007, BUSINEXT achieved sustained growth in its balance of loans outstanding by improving customer services, including the establishment of new branches in major cities, and the expansion of its partner ATM network. At the consolidated level, however, the number of small business loan accounts declined by 5 thousand year on year to 93 thousand, and the consolidated balance of loans outstanding by ¥10,565 million, or 6.4%, to ¥155,642 million. Reasons for this reduction included the tightening of credit criteria by City's and AIFUL Corporation, and a review of marketing methods. The balance per account was ¥20 thousand lower at ¥1,666 thousand, and the interest yield declined by 2.0 percentage points to 18.7%. Total interest on loans increased by ¥343 million, or 1.1%, to ¥30,247 million.

Credit Card Shopping Loans

The consolidated credit card shopping loan business of the AIFUL Group consists of the credit card business of LIFE Co., Ltd. In the year ended March 2007, the effective number of cardholders increased by 969 thousand, or 7.4%, to 14,065 thousand. This growth reflects the recruitment of new affiliated merchants and the development of closer links with existing merchants, as well as the start of advertising for and issues of a new proper card, the LIFE Card Gold.

In addition to this growth in the cardholder base, there was also an increase in card utilization ratios, reflecting the consolidation of the brand image of LIFE Cards. Outstanding loans increased by ¥16,087 million, or 15.9%, to ¥117,222 million. The interest yield declined by 0.6 percentage points to 12.2%, but revenues from credit card shopping loans increased by ¥1,478 million, or 13.1%, to ¥12,754 million.

Per-Item Shopping Loans

The consolidated per-item shopping loan business consists mainly of per-item installment plan services provided by LIFE.

In the consolidated accounting period ended March 2007, the AIFUL Group undertook a major review of its policy toward affiliated merchants after the sales methods of some home improvement companies toward elderly customers became a focus of public concern. In addition to regular credit reviews of affiliated merchants, the AIFUL Group also tightened its credit criteria for merchants and cancelled its contracts with a small number of merchants that failed to meet those criteria.

As a result, the balance of per-item shopping loans declined by ¥71,389 million, or 38.8%, year on year to ¥112,518 million, and the interest yield to 9.0%. Revenues from per-item shopping loans were ¥4,677 million, or 26.5%, lower at ¥12,998 million.

Loan Guarantees

The loan guarantee business of the AIFUL Group consists of credit guarantee services provided by AIFUL Corporation and LIFE. AIFUL Corporation provides guarantees on unsecured loans to individuals and businesses, mainly under agreements with regional banks and *shinkin* banks. In the past LIFE sold guarantee products for unsecured loans to individuals. In November 2006, however, it also began to offer LIFE Business Loans, a new type of product for businesses. Before joining the AIFUL Group, LIFE sold bank guarantees under an earlier system that offered limited potential for earnings. It has since withdrawn from this area and now provides guarantees under a new system and is working to replace its portfolio of outstanding claims and improve earning performance.

The consolidated balance of loan guarantees as of March 31, 2007 stood at ¥141,930 million, a year-on-year decline of ¥11,837 million, or 7.7%. The total for AIFUL Corporation was ¥3,399 million, or 5.5%, lower at ¥58,914 million, while LIFE's total declined by ¥8,346 million, or 9.2%, to ¥83,013 million, in part because of the effects of portfolio restructuring. The interest yield rose by 0.3 percentage points to ¥6.2%, and total revenues from credit guarantees were ¥519 million, or 6.0%, higher at ¥9,187 million.

Balance Sheet

As of March 31, 2007, consolidated total assets amounted to ¥2,214,559 million, a decline of ¥576,410 million, or 20.7%, compared with the level at the end of the previous consolidated accounting period. Current assets were reduced by ¥537,581 million, or 20.4%, to ¥2,095,434 million. The balance of loans was ¥211,327 million, or 9.9%, lower at ¥1,912,689 million, because of voluntary curbs on television advertising and the adoption of tighter lending criteria by the entire AIFUL Group. There was also a substantial reduction in the balance of per-item shopping loans held by LIFE, with the result that installment receivables declined by ¥34,657 million, or 16.5%, to ¥174,923 million. Deferred tax assets were partially reversed, resulting in a reduction of ¥18,492 million, or 57.3%, to ¥13,771 million. The loan loss reserve was increased by ¥232,886 million, or 158.5%, to ¥379,848 million. This includes provision of ¥195,545 million to cover claims abandoned as a result of interest refund claims. This amount was estimated according to the audit guidelines issued by the Japanese Institute of Certified Public Accountants for losses incurred by consumer finance companies and others as a result of demands for interest refunds.

Property and equipment declined by ¥11,271 million, or 21.0%, to ¥42,406 million, while investments and other assets decreased by ¥27,558 million, or 26.4%, to ¥76,719 million. Reasons for the decline included not only depreciation, but also asset impairment relating to branches scheduled for closure as part of the AIFUL Group's organizational and cost restructuring programs. Goodwill for the consumer finance companies TRYTO and Wide was fully amortized as a result of their restructuring and consolidation into AIFUL Corporation. This reduced goodwill (formerly referred to as "goodwill, net") by ¥6,128 million to ¥3,145 million. Reasons for the decline in investments and other assets included a decline in unrealized gains on investment securities and sales of investment securities. Another factor was a change in the positioning of losses on deferred hedges in the accounts because of a change in the accounting standards. This change is contained in ASBJ Statements No. 5 and No. 8 ("Accounting Standard for Presentation of Net Assets in the Balance Sheet"), which were issued by the Accounting Standards Board of Japan on December 9, 2005.

Consolidated liabilities as of March 31, 2007 amounted to ¥1,957,414 million, a reduction of ¥144,896 million, or 6.9%, compared with the position a year earlier. The balance of funds raised, including loans and bonds, declined by ¥262,484 million, or 14.6%, to ¥1,530,262 million. This reflects a reduction in the amount of funds required because of the decline in the balance of loans outstanding. A business restructuring reserve of ¥11,316 million was included in current liabilities. This was based on the AIFUL Group's organizational and cost restructuring plans. Long-term liabilities include an interest refund loss reserve of ¥167,153 million to cover future interest refunds. This amount, which reflects past refund statistics and current trends, was provided in accordance with audit guidelines issued by the Japanese Institute of Certified Public Accountants for losses incurred by consumer finance companies and others as a result of demands for interest refunds.

As of March 31, 2007, consolidated total equity amounted to ¥257,145 million. This figure reflects a net loss of ¥411,251 million, and a ¥5,752 million loss on deferred hedges. After deduction of minority interest, equity totaled ¥251,725 million, and the equity ratio was 11.4%.


TOTAL ASSETS
(Millions of yen)
3,000,000
2,000,000
1,000,000
0
03
04
05
06
07


TOTAL EQUITY/EQUITY RATIO
(Millions of yen/%)
800,000
600,000
400,000
200,000
0
40
30
20
10
0
03
04
05
06
07
Total Equity
Equity Ratio

Bad Debts

Loan charge-offs in the year ended March 2007 totaled ¥205,980 million, a year-on-year increase of ¥56,150 million, or 37.5%. The balance of the allowance for bad debts was ¥235,858 million, or 137.4%, higher at ¥407,573 million. This amount includes ¥195,545 million to provide for claims abandoned as a result of interest refund demands.

The number of personal bankruptcy applications filed in the high court has declined in each of the 43 months since November 2003. However, there has been an upward trend in debt restructuring by legal means, including actions by attorneys. The rapid rise in demands for interest refunds has also led to a sharp increase in the amount of claims abandoned. These factors are reflected in the increase in loans written off and the loan loss reserve. Following the imposition of administrative penalties on AIFUL Corporation, we have implemented voluntary restraints on claim recovery activities. This has caused the ratio of bad debt charge-offs for the AIFUL Group to increase by 3.1 percentage points to 8.69%.

(Millions of yen)

	2005	2006	2007
Bad debt charge-offs	145,327	149,830	205,980
Allowance for bad debts	159,483	171,715	407,573
Ratio of bad debt charge-offs (%)	5.76	5.59	8.69

Goodwill

Goodwill (formerly "Goodwill, Net") amounted to ¥3,145 million as of March 31, 2007. This is ¥6,128 million, or 66.1%, below the level a year earlier.

AIFUL's basic policy is to amortize goodwill associated with the acquisition of subsidiaries using the straight-line method over a 10-year period. In income statements, goodwill amortization is included in other operating expenses. Based on the straight-line method, total amortization amounted to ¥1,734 million, consisting of ¥824 million for LIFE Co., Ltd., ¥434 million for Sinwa Co., Ltd. (now part of TRYTO CORPORATION), ¥249 million for City's Corporation, and ¥437 million for Wide Corporation.

In the year ended March 2007, we applied impairment accounting to the shares of consolidated subsidiaries to reflect their restructuring and consolidation into AIFUL Corporation. Goodwill associated with TRYTO and Wide was fully amortized. There was a one-off amortization of ¥4,393 million, consisting of ¥1,304 million for Sinwa Co., Ltd. (now TRYTO) and ¥3,065 million for Wide. This amount was treated as an extraordinary loss item. The plans for future goodwill amortization are as follows.

GOODWILL AMORTIZATION

(Millions of yen)

(Acquisition period) (Millions of yen) Figures=Goodwill when acquired (est.)	Change during fiscal year Balance at end of fiscal year	2006	2007	2008 (Plan)	2009 (Plan)	2010 (Plan)
TRYTO (formerly Sinwa) (June 2000)	Normal amortization	434	434	—	—	—
4,347	One-off amortization	—	1,304	—	—	—
	Year-end balance	1,739	0	—	—	—
LIFE (March 2001)	Normal amortization	824	824	824	824	824
32,861	Year-end balance	4,120	3,296	2,472	1,648	824
City's (October 2002)	Normal amortization	249	249	249	249	249
2,493	Year-end balance	1,620	1,371	1,122	872	623
NFP (March 2004)	Normal amortization	(217)	(217)	(217)	(217)	(217)
-2,176	Year-end balance	(1,741)	(1,523)	(1,306)	(1,088)	(870)
Wide (June 2004)	Normal amortization	437	437	—	—	—
4,378	One-off amortization	—	3,065	—	—	—
	Year-end balance	3,502	0	—	—	—
Passkey (March 2005)	Normal amortization	320	—	—	—	—
320	Year-end balance	0	—	—	—	—
Total	Total amortization	2,055	6,128	855	855	855
	Total year-end balance	9,273	3,145	2,288	1,432	576

Liquidity and Capital Resources

Fund Procurement Policy

The AIFUL Group aims to ensure reliable access to funds and reduce the cost of funds by diversifying its procurement methods and sources. We flexibly modify our procurement mix from time to time to reflect changes in the financial environment. We also monitor market risks, including the interest rate fluctuation risk and liquidity risk, so that we can adapt to shifts in the external environment.

Interest-Rate Hedges

To minimize its exposure to the risk of interest rate fluctuations, the AIFUL Group maintains a policy of applying derivatives, such as interest rate swaps and caps, to fix interest rates on at least 70% of the balance of funds procured. As of March 31, 2007, 50.7% of funds were covered by fixed interest rates. This is 2.9 percentage points higher than the ratio at the end of the previous accounting period. When funds hedged against interest rate increases by caps and swaps are included, 81.8% of funds are effectively covered by fixed interest rates, a year-on-year increase of 4.6 percentage points.

Preservation of Liquidity and Diversification of Funding Methods

To ensure adequate liquidity, AIFUL Corporation has a policy of maintaining supplementary deposits, cash and commitment lines equivalent to at least 50% of short-term funds procured, including long-term loans repayable within one year. As of March 31, 2007, AIFUL Corporation had commitment lines amounting to ¥310,000 million. In addition, LIFE Co., Ltd. had commitment lines totaling ¥30,000 million, making a consolidated total of ¥340,000 million.

To provide security and reduce costs, AIFUL is working to procure funds under longer maturities and diversify its repayment periods. The aim is to achieve a 50-50 split between direct and indirect procurement. As of March 31, 2007, the direct procurement ratio was 49.5% for AIFUL Corporation and 44.3% for the AIFUL Group.

Procurement methods used by the AIFUL Group include borrowing from financial institutions, bond issues, and claim liquidation. In December 2006, we further diversified our methods by implementing our third issue of U.S. dollar-denominated unsecured straight bonds. The $500 million issue will mature in five years.

Cash Flows

Despite a reduction in loans outstanding and an increase in loan-related reserves, cash and cash equivalents declined by ¥7,287 million, or 5.4%, to ¥127,089 million in the year ended March 31, 2007. This resulted from a net loss before adjustments for income taxes and minority interests, and the use of funds for loan repayments, bond redemptions and other purposes.

Net cash provided by operating activities was ¥250,558 million, compared with net cash used in operating activities totaling ¥25,944 million in the previous year. This figure reflects the fact that the reduction in funds resulting from the net loss before adjustments for income taxes and minority interests was outweighed by an increase in funds resulting from a reduction in loans and increases in reserves.

Net cash provided by investing activities amounted to ¥13,499 million, compared with net cash used in investing activities of ¥60,019 million in the previous year. This reflects an increase in funds resulting from a reduction in short-term lending through financial products, specifically bond purchasing under repurchase agreements.

Funds provided by operating and investing activities were applied to debt repayment, bond redemption and other purposes, with the result that net cash used in financing activities amounted to ¥271,391 million, compared with net cash provided by financing activities of ¥111,186 million in the previous year.

SHORT- AND LONG-TERM BORROWINGS

(Millions of yen)

	2005	2006	2007
Short-term borrowings	71,695	138,200	91,370
Borrowings	71,695	113,200	91,370
Commercial paper	—	25,000	—
Long-term borrowings	1,793,712	1,850,276	1,578,855
Borrowings	1,051,380	1,015,704	838,909
Straight bonds	478,890	510,500	496,100
Asset-backed securities	263,441	324,070	243,845

AVERAGE RATE OF BORROWINGS
(%)


3
2
1
0
03
04
05
06
07

Dividend Policy

Our basic dividend policy is to provide stable and consistent returns based on a comprehensive analysis of economic and financial conditions, especially the business performance of the AIFUL Group. We distribute surpluses twice yearly in the form of interim and final dividends. Decisions on the interim and final dividends are made by the Board of Directors.

We aim to work under this basic policy to bring about a return to long-term growth while maximizing returns to shareholders and shareholder value. Though dramatic changes in the business environment caused a substantial net loss in the year ended March 2007, the Board of Directors resolved at its meeting on May 21, 2007 to maintain dividend stability by setting the annual dividend at ¥60 per share, including the ¥30 interim dividend, as in the previous year.

Retained earnings are used for strategic investment that will contribute to the renewal of our business structure. We will also invest in corporate infrastructure, including the reinforcement of compliance systems. Our policy also calls for the effective utilization of funds to strengthen our internal control systems.

DIVIDENDS IN THE YEAR ENDED MARCH 31, 2007

Date of Resolution	Total Dividend (Millions of Yen)	Dividend Per Share (Yen)
Resolution of Board of Directors on November 7, 2006	4,248	30
Resolution of Board of Directors on May 21, 2007	4,248	30

Non-consolidated Results of Operations

AIFUL Corporation

Overview

In the year ended March 2007, AIFUL implemented a company-wide initiative to strengthen its internal management systems and develop internal standards and rules to prevent recurrences of regulatory violations and other problems, and to build a compliance structure. AIFUL also took preemptive steps to adapt to changes in the Money-Lending Business Control and Regulation Law, which by 2010 will result in the reduction of maximum interest rates and the introduction of limits on total lending to individual borrowers. We undertook a major restructuring of our branch network, including the closure or amalgamation of branches. We also introduced a voluntary retirement scheme for employees and implemented a radical restructuring of our costs, including the reduction of advertising expenses, system development expenses and other operating expenses.

As of March 31, 2007, the non-consolidated balance of loans outstanding, including loan guarantees and other receivables, was ¥1,361,303 million, a year-on-year reduction of ¥215,943 million, or 13.7%. The balance of loans outstanding in our core business segment declined by ¥214,105 million, or 14.2%, to ¥1,298,612 million. Our top-line results were affected by several factors, including voluntary curbs on some aspects of our business operations, including television advertising, as well as the introduction of tighter lending criteria, and an increase in loan charge-offs.

Total income declined by ¥41,235 million, or 11.8%, year on year to ¥309,698 million. The decline in the balance of loans outstanding was reflected in lower interest income, which fell by ¥40,872 million, or 12.3%, to ¥292,669 million. Income from loan guarantees increased by ¥626 million, or 14.2%, to ¥5,052 million.

Outstanding unsecured loans declined by 12.2% to ¥995,077 million, and interest income was 9.8% lower at ¥243,614 million. Outstanding secured loans declined by 19.5% to ¥274,788 million, and interest from that category by 24.1% to ¥41,423 million. Outstanding small business loans were 25.3% lower at ¥28,747 million, and interest declined by 15.2% to ¥7,630 million.

Total income includes extraordinary gains amounting to ¥2,941 million. This includes ¥2,940 million in gains on sales of investment securities resulting from a decision to accept a take-over bid from Sumitomo Trust & Banking Co., Ltd. for STB Leasing Co., Ltd.

Total expenses increased by ¥383,707 million, or 143.6%, year on year to ¥650,861 million. This total includes ¥26,030 million in interest on borrowing, which were ¥2,317 million, or 8.2%, below the previous year's level because of the reduced level of total funds procured resulting from a decline in the amount required. Charge-offs and provision for doubtful accounts increased by ¥259,962 million, or 151.1%, to ¥363,482 million. This includes a loan-loss reserve of ¥167,530 million to cover claims written off in association with interest refunds. The main reasons for these results were voluntary restraints on recovery activities following the imposition of administrative penalties on AIFUL, an upward trend in the use of legal debt adjustment mechanisms, including actions by attorneys, an increase in interest refund demands, and the resulting increase in provision for abandoned claims. Negative reporting in the media was reflected in increased public awareness of interest refund demands. Losses on interest refunds increased by ¥592 million or 5.6% to ¥11,195 million. Provision of a reserve for interest refund losses, amounted to ¥122,956 million, an increase of 622.4% over the previous year's level.

There were also restructuring costs, including unrealized losses of ¥21,701 million on shares in consumer finance subsidiaries and other affiliated companies, ¥46,200 million for the reserve for losses on long-term loans to affiliated companies, a ¥4,416 million business restructuring loss, and provision of ¥4,381 million as a business restructuring reserve. These items resulted from group restructuring and cost restructuring measures. All cost items with the potential to become a negative legacy for a future return to growth have been charged.

The net loss before income taxes was ¥341,163 million. We made conservative use of deferred tax assets, with the result that there was an increase in income taxes, etc. However, total tax expenses were ¥15,161 million, or 45.4%, below the previous year's level at ¥18,236 million because of reductions in corporation taxes, local taxes and enterprise taxes. This left a net loss of ¥359,399 million, or ¥2,537.73 per share.

Segment Information

Unsecured Loans

In the year ended March 2007, the number of new applications for unsecured loans (excluding affinity cards) declined by 40.4% year on year to 309 thousand. Reasons for this lower figure include voluntary curbs on advertising as a result of the administrative penalties imposed on AIFUL. The number of approved applications fell by 54.1% to 155 thousand, and the annual approval rate, calculated by dividing approved applications by total new applications, was 16.1 percentage points lower at 48.3%. This reflects the tightening of our credit criteria.

On January 20, 2007, we launched a new television advertising campaign based on our philosophy of always putting the customer first. This produced a moderate recovery trend, and new applications in the fourth quarter (January-March) rose by 22.1% compared with the total in the third quarter (October-December).

Loans outstanding declined by ¥138,006 million, or 12.2%, year on year to ¥955,077 million, and the number of accounts by 269 thousand, or 13.1%, to 1,788 thousand. This reduction in the number of accounts in use caused the average amount used per account to increase by ¥6 thousand to ¥556 thousand. In anticipation of changes resulting from amendments to the Money-Lending Business Control and Regulation Law, we worked to retain reliable customers by actively offering them preferential interest rates. As a result, the average yield on unsecured loans declined by 1.3 percentage points to 22.9%.

Home Equity Loans (Secured Loans)

In the year ended March 2007, AIFUL took a conservative approach


TOTAL INCOME/TOTAL EXPENSES (AIFUL)
(Millions of yen)
800,000
600,000
400,000
200,000
0
03
04
05
06
07
Total Income
Total Expenses (AIFUL)


NET INCOME (AIFUL)
(Millions of yen)
80,000
60,000
40,000
20,000
0
-400,000
03
04
05
06
07


EPS (AIFUL)
(Yen)
600
400
200
0
-3,000
03
04
05
06
07

to this type of lending. We strengthened our compliance systems and undertook an in-depth review of our products and marketing methods. As a result, the number of new applications fell by 96.2% to 1,133, and the number of approved applications by 96.7% to 770. Loans outstanding declined by ¥66,365 million, or 19.5%, to ¥274,788 million, and the number of accounts in use as of March 31, 2007 was 17.3% lower at 84 thousand. These declines in outstanding loans and the number of accounts were accompanied by a decline in the average amount used per account, which was ¥85 thousand lower at ¥3,269 thousand. The average yield on loans declined by 2.5 percentage points to 13.5%.

Small Business Loans

At the non-consolidated level, small business lending activities consist of unsecured and non-guaranteed loans and supplementary financing based on the use of guarantors. These loans are provided mainly to sole proprietorships. The amount borrowed per loan is small compared with our subsidiary specializing in small business loans. Our emphasis is on flexible financing services to meet the needs of small businesses.

As in the home equity loan segment, products and marketing method in this segment were reviewed in the year ended March 2007. We also tightened our lending criteria. As a result, the number of new applications declined by 92.3% year on year to 1,667, while the number of approved applications was 95.7% lower at 398. As of March 31, 2007, loans outstanding amounted to ¥28,747 million, a year-on-year decline of ¥9,733 million, or 25.3%, and the number accounts was 22.6% lower at 21 thousand. The amount outstanding per account declined by ¥48 thousand to ¥1,336 thousand, and the average effective yield was 2.5 points lower at 22.7%.

Loan Guarantees

In this segment, AIFUL enters into operating agreements with regional banks, credit cooperatives and other institutions. Under these agreements, the financial institutions process and action loan applications, while AIFUL provides credit screening of individual applications and business proprietors and takes over non-performing loans. AIFUL earns guarantee income fees through these activities. As of March 31, 2007, AIFUL was holding guarantees for outstanding loans amounting to ¥58,914 million, a decline of ¥3,399 million, or 5.5%, from the previous year's level. Loan guarantees for individuals were arranged under agreements with 43 financial institutions, and the balance of guarantees declined by 8.0% year on year to ¥38,179 million. Guarantees for small business loans were arranged under agreements with 58 financial institutions. The balance of guarantees was 0.4% lower at ¥20,734 million.

Balance Sheet

Total assets as of March 31, 2007, amounted to ¥1,660,827 million, a year-on-year decline of ¥543,656 million, or 24.7%. Current assets declined by ¥436,426 million, or 26.1%, to ¥1,238,495 million, and net property and equipment decreased by ¥7,116 million, or 20.3%, to ¥27,819 million. Investments and other assets also declined by ¥100,114 million, or 20.2%, to ¥394,513 million.

One reason for the decline in current assets was a reduction in loans outstanding, which were ¥214,105 million, or 14.2%, lower year on year at ¥1,298,612 million. This resulted from voluntary restraints on advertising expenditure, and the tightening of lending criteria. Another factor was our conservative estimation of loan losses to reflect recent trends. The amount provided as of March 31, 2007, was ¥176,526 million, or 206.1%, above the previous year's level at ¥262,186 million,


LOANS OUTSTANDING (AIFUL)
(Millions of yen)
2,000,000
1,500,000
1,000,000
500,000
0
03 04 05 06 07


NUMBER OF ACCOUNTS (AIFUL)
(Thousands)
2,500
2,000
1,500
1,000
500
0
03 04 05 06 07


TOTAL ASSETS (AIFUL)
(Millions of yen)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
03 04 05 06 07

including ¥167,530 million to cover claims written off in association with interest refunds. Cash and bank deposits from loan repayments, bond redemptions and other sources amounted to ¥75,256 million, a year-on-year reduction of ¥10,838 million, or 12.6%. Deferred tax assets were reviewed conservatively to reflect uncertainty about the outlook for business conditions, resulting in a year-on-year reduction of ¥7,168 million, or 43.4%, to ¥9,333 million.

The lower figure for fixed assets resulted mainly from reductions in investments and other assets. Investment securities declined by ¥8,884 million, or 32.0%, to ¥18,879 million, shares in affiliated companies by ¥25,190 million, or 18.6%, to ¥110,144, and long-term loans to affiliated companies declined by ¥11,022 million, or 3.8%, to ¥277,503 million. The allowance for doubtful accounts was increased by ¥48,426 million, or 226.9%, to ¥69,765 million, in part because of a ¥46,200 million charge-off of long-term loans to affiliated companies, including consumer finance subsidiaries, as a result of group restructuring.

Current liabilities declined by ¥182,615 million, or 31.4%, year on year to ¥398,530 million, while long-term liabilities increased by ¥16,871 million, or 1.7%, to ¥1,007,292 million. The balance of funds procured, including loans and bonds, declined by ¥246,600 million, or 17.2%, to ¥1,190,960 million, reflecting reduced funding requirements because of the decline in loans outstanding. A business restructuring reserve of ¥4,381 million was also included in current liabilities. The allowance for losses on interest refunds, which was shown under current liabilities in the previous year, was included in long-term liabilities. The amount provided was ¥122,956 million. This figure reflects past interest repayments and recent trends and is in accordance with guidelines issued by the Japanese Institute of Certified Public Accountants. The reserve will be used to provide for future interest refunds.

Total equity as of March 31, 2007 amounted to ¥255,005 million. This figure reflects the net loss of ¥359,399 million, and a ¥5,752 million loss on deferred hedges. The equity ratio was 15.4%, a decline of 13.3 percentage points from the position as of March 31, 2006.

TOTAL EQUITY (AIFUL)
(Millions of yen)



800,000
600,000
400,000
200,000
0
03
04
05
06
07

Bad Debts

Bad debts increased by ¥91,896 million, or 18.3%, to ¥238,133 million as of March 31, 2007. This temporary rise in the amount of bad debt resulted mainly from an increase in non-accrual loans. This was attributable to voluntary restraints on collection activities following the imposition of administrative penalties on AIFUL, and a review of the relevant operating rules.

(Millions of yen)

	2005	2006	2007
Loans in legal bankruptcy	28,144	30,309	36,936
Non-accrual loans	48,221	63,877	142,932
Accruing loans contractually past due three months or more as to principal or interest payments	12,100	15,667	20,362
Restructured loans	40,196	36,383	37,903
Total for four categories of disclosed loans	128,662	146,236	238,133

Bad debt charge-offs increased by ¥39,793 million, or 43.3%, to ¥131,683 million, and charge-offs and provision for doubtful loans, advances to subsidiaries and claims in bankruptcy by ¥114,565 million, or 110.7%, to ¥218,085 million. The allowance for doubtful loans, a current asset, amounted to ¥262,186 million, including ¥167,530 million for claims abandoned as a result of interest refunds.

(Millions of yen)

	2005	2006	2007
Allowance for bad debt at beginning of fiscal year	81,693	81,928	85,659
Bad debt charge-offs	90,316	91,890	131,683
Direct charge-offs	9,549	11,494	48,469
Allowance for bad debt	87,835	92,025	169,616
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	97,385	103,520	218,085

Charge-offs in excess of the amount provided in the loan loss reserve at the beginning of the period are treated as bad debt losses in the income statement. The amount provided for the loan loss reserve in the financial statement will be used to provide for bad debts in the next period. There will be implications for business performance, since the sum of bad debt losses and provision for the loan loss reserve will be treated as bad debt expenses in the year ended March 2007.

AIFUL has three charge-off schedules. Loans to bankrupt borrowers are charged off immediately. Where a borrower cannot be contacted, such as in the case of disappearance or death, loans are charge off after six months. In other cases, such as non-performing loans, the amounts are charged off after 12 months. An analysis of total charge-offs of unsecured loans in the year ended March 2007 shows that the percentage of loans to bankrupt borrowers declined by 13.6 percentage points to 18.3%. Loans to borrowers who had disappeared or died accounted for 10.1%, a reduction of 4.9% percentage points, and non-performing loans (including cases in which lawyers intervened) and debt charge-offs for 71.6%, an increase of 18.5%. Charge-offs for loans to borrowers who are bankrupt or have disappeared or died are declining, in part because of a continuing downward trend in personal bankruptcy applications. However, debt arrangements resulting from intervention by attorneys, including interest refunds, continue to increase. The resulting rapid rise in debt charge-offs is responsible for the substantial increase in total bad debts.

(%)

	2005	2006	2007
Bankrupt	35.6	31.9	18.3
Disappeared	18.8	15.0	10.1
Non-performing	12.5	13.5	28.1
Abandoned	33.1	39.6	43.5

LIFE Co., Ltd.

Overview (Managed Asset Basis)

LIFE's main area of activity is credit card shopping and per-item shopping loans. Currently it is restructuring its business portfolio to build a foundation for sustained income growth. Through this process, LIFE is withdrawing from low-margin areas, such as auto loans and housing loans, and concentrating its management resources into priority areas with growth potential, such as credit card shopping, cash advances and new-type bank loan guarantees.

In the current year, LIFE has strengthened its business base in the credit card area and commenced a radical restructuring of its business activities in preparation for changes in the competitive environment under the amended Money-Lending Business Control and Regulation Law. LIFE's response has included changes to its branch network, the introduction of a voluntary retirement scheme, and a review of operating costs.

In the year ended March 31, 2007, total receivables outstanding declined by ¥61,675 million, or 7.9%, to ¥717,884 million. However, there was sustained growth in the business segments that LIFE is actively expanding. Credit card shopping receivables increased by ¥16,088 million, or 15.9%, to ¥117,222 million, and the balance of credit card cash advances by ¥9,181 million, or 4.2%, to ¥229,984 million. The balance of LIFE's new-type credit guarantees was ¥149 million, or 0.6%, higher at ¥26,914 million. In the foundation segments of consumer finance services, which are provided mainly through LIFE Cash Plaza outlets, voluntary curbs on the distribution of marketing information and tighter credit criteria caused the balance of loans to decline by ¥8,377 million, or 4.8%, year on year to ¥164,880 million. The introduction of new credit criteria and transaction policies for member merchants were reflected in the balance of per-item shopping loans, which was ¥71,370 million, or 38.8%, lower at ¥112,512 million. Lower results were recorded in the areas from which LIFE is withdrawing. The balance of Partner loans (auto loans) declined by 31.2% to ¥560 million, the balance of housing loans by 13.5% to ¥24,373 million, and the balance of old-type bank loan guarantees by 12.7% to ¥31,164 million.

RECEIVABLES

(%)

	2005	2006	2007
Expanding segments	41.6	44.7	52.1
Foundation segments	47.2	45.8	38.7
Shrinking segments	11.2	9.5	9.2

Operating revenues were ¥4,457 million, or 3.3%, below the previous year's level at ¥129,479 million. Operating expenses increased by ¥39,518 million, or 36.2%, to ¥148,559 million, mainly because of higher bad debt costs, which increased by ¥16,372 million, or 41.9%, to ¥55,443 million, because of increased bad debt charge-offs and conservative provision for loan losses. Another factor was interest refund expenses, which totaled ¥24,936 million.

There was an operating loss of ¥19,079 million, and an ordinary loss of ¥18,957 million. Extraordinary losses included branch closure and amalgamation expenses resulting from business restructuring, lump-sum severance payments under the voluntary retirement scheme, and tax expenses caused by the reversal of deferred tax assets. After adjustment for these items, there was a net loss of ¥43,313 million.

Segment Information

Credit Cards

LIFE's basic policies are to expand its cardholder base through a diversified affinity card strategy, and to raise card utilization rates. By continuing to strengthen its marketing systems under these policies, LIFE is achieving sustained growth in its core credit card business.

In the year ended March 2007, LIFE launched sign-up campaigns and began to sign up cardholders for its new proprietary card, *LIFE Card Gold*. It also expanded its cardholder base by issuing a variety of affinity cards, including not only retailer affinity cards, but also cards linked to non-profit organizations. In addition, LIFE continued to diversify its card application channels, which now include on-line applications, and expanded its product range to meet the needs of each customer segment. It also worked to raise the profile of LIFE Cards through television advertising and co-sponsorship of events. In the year under review, LIFE issued 2,180 thousand new cards, making this the fifth successive year in which issues have exceeded 2,000 thousand. The number of effective cardholders increased by 969 thousand, or 7.4%, year on year to 14,065 thousand.

LIFE sought to raise card utilization rates by continuing its efforts to develop new affiliated merchants. It also offered attractive points programs and implemented various programs to encourage increased card use, including the use of cards to pay mobile phone bills, utility charges and other monthly expenses. These initiatives brought significant growth in both the number of card users and card utilization. The card utilization rate for the year ended March 2007 was 30.1%, a year-on-year increase of 3.6 percentage points.

An expanded cardholder base and higher card utilization rate

1. CREDIT CARD SHOPPING LOANS

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike shopping, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.


Customer
LIFE
Affiliated retailer
① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (installment/revolving)

2. PER-ITEM SHOPPING LOANS

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase. Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.


Customer
LIFE
Affiliated retailer
① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. LOAN GUARANTEES

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing. This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.


Customer
LIFE
① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

were reflected in the level of credit card shopping transaction volume, which increased by ¥90,403 million, or 19.2%, to ¥561,299 million, while cash advances declined by ¥77 million to ¥235,301 million. The balance of credit card shopping increased by ¥16,087 million, or 15.9%, to ¥117,222 million, and the balance of cash advances by ¥9,181 million, or 4.2%, to ¥229,984 million. The yield on credit card shopping declined by 0.1 percentage points to 11.9%, and the yield on credit card cash advances by 0.6 percentage points to 22.8%.

Per-Item Shopping Loans

LIFE implemented major changes in its transaction policy for affiliated merchants, following public concern about the methods used by some home improvement firms to market their services to elderly customers. It also further tightened its screening criteria for affiliated merchants, as well as implementing regular credit checks part-way through contract periods.

As a result of these measures, the transaction volume of per-item shopping loans declined by ¥85,643 million, or 70.3%, year on year to ¥36,268 million, and the balance of receivables by ¥71,371 million, or 38.8%, to ¥112,512 million. The interest yield was 0.2 percentage points lower at 9.0%. Revenue from per-item loans amounted to ¥13,289 million, a year-on-year decline of ¥4,644 million, or 25.9%.

Loan Guarantees

LIFE wound down its involvement in old-type bank loan guarantees because of their limited profitability and focused instead on the marketing of new high-margin products. As a result, the balance of old-type products shrank by 12.7% year on year to ¥31,164 million, while the balance of new-type products increased by 0.6% to ¥26,914 million. The total balance of loan guarantees, including housing loan guarantees, was 9.2% lower at ¥83,013 million, but the yield improved by 0.3 percentage points year on year to 4.7%, indicating that the restructuring of LIFE's portfolio is steadily producing benefits.

In developing its new-type bank loan guarantee business, LIFE strengthened its presence in the area of high-margin guarantees for loans to individual borrowers. In November 2006, it also began to handle LIFE Business Loans, a new guarantee product for business borrowers. In this area, LIFE will be able to draw on the business lending expertise of other AIFUL Group companies. Another priority was the development of new guarantee customers. In the year under review, LIFE formed alliances with three financial institutions, bringing the total to 129.

LIFE Cash Plaza

LIFE provides unsecured cash advances to consumers through special cards issued under the *LIFE Cash Plaza* brand. In the year ended March 2007, it undertook an in-depth review of its branch strategy following amendments to the Money-Lending Business Control and Regulation Law. This resulted in the reduction of the network by 95 locations compared with the total as of March 2006, to 115. Of these, 41 are manned and 74 unmanned. Like other AIFUL Group companies, LIFE has tightened its credit criteria. As a result, the number of new contracts approved was reduced by 36.9% to 47 thousand, and the balance of loans outstanding by ¥8,377 million, or 4.8%, to ¥164,880 million. LIFE actively offered preferential rates to existing customers with proven track records, with the result that the yield declined by 1.3% to 23.4%.

Bad Debts

In the year ended March 2007, LIFE wrote off loans amounting to ¥44,498 million, an increase of ¥7,232 million, or 19.4%, over the previous year's level. The loan-loss reserve was increased by ¥10,945 million, or 27.3%, to ¥51,107 million. As part of its compliance efforts, LIFE reviewed some of its recovery procedures. This caused a temporary rise in the amount of non-performing loans, and the charge-off ratio increased by 1.4 percentage points to 6.2%.

(Millions of yen)

	2005	2006	2007
Bad debt charge-offs	36,658	37,266	44,498
Ratio of bad debt charge-offs (%)	4.88	4.78	6.20
Allowance for bad debts	38,358	40,162	51,107

Other Subsidiaries

Small Business Loans

BUSINEXT CORPORATION

BUSINEXT CORPORATION was established as a joint venture with The Sumitomo Trust & Banking Co., Ltd. Its main area of activity is financial services to moderate-risk businesses. Since commencing operations in April 2001, it has achieved steady growth in its loan balance by providing loans under its own corporate scoring system. To date over 44,000 companies have used BUSINEXT card loans and business loans, which are the company's core segments.

BUSINEXT is steadily adding new locations to its network, especially in major cities. New branches were opened in Yokohama and Omiya in April 2006, and another was added in Kobe in July, bringing the total to 10. Another priority for BUSINEXT is the enhancement of customer services. Recent improvements include the signing of an ATM sharing agreement with The Tokyo Star Bank in January 2007.

As in the previous year, BUSINEXT continued to maintain high growth rates in the year ended March 2007. The balance of loans outstanding increased by ¥9,217 million, or 12.6%, year on year to ¥82,328 million, and operating income by ¥2,523 million, or 29.2%, to ¥11,159 million. However, conservative provision for non-performing loans caused ordinary income to decline by ¥410 million, or 26.8%, to ¥1,122 million, while net income was ¥1,773 million, or 73.1%, lower at ¥651 million.

City's Corporation

Acquired by AIFUL in October 2002, City's provides loans to high-risk business borrowers. In the year ended March 2007, it implemented measures to improve its cost structure, including the reduction of its branch network from 63 to 47 locations through a process of closure and amalgamation. City's also raised the efficiency of its work force by introducing a voluntary retirement scheme for full-time employees. The balance of loans outstanding as of March 31, 2007 was ¥58,316 million, a reduction of ¥9,540 million, or 14.1%, compared with the level a year earlier. The lower figure reflects the tightening of credit criteria. This reduced top-line figure was reflected in lower interest income, which caused operating income to decline by ¥447 million, or 3.2%, to ¥13,550 million. An increase in bad debt costs and other factors resulted in an ordinary loss of ¥51 million. The addition of extraordinary losses relating to business restructuring brought the net loss to ¥3,322 million.

Consumer Loans

The four consumer finance subsidiaries in the AIFUL Group are being progressively restructured and absorbed into AIFUL Corporation. This plan was adopted mainly as a way of adapting to changes in the business environment for the consumer finance industry by reallocating the Group's management resources and improving operating efficiency. TCM. Co. Ltd., which operates mainly in Nagano Prefecture, and Passkey Co., Ltd., which is based in Hokkaido, will be restructured and absorbed by March 2008. Based primarily in western Japan, TRYTO CORPORATION was established in April 2004 through the merger of three consumer finance subsidies. Wide Corporation, which mainly serves customers in eastern Japan, was acquired in June 2004. Both companies are currently amalgamating and closing branches and improving their work force efficiency in preparation for restructuring and integration by March 2009.

In the year ended March 2007, the activities of these four companies were affected by the introduction of tighter credit criteria. Their aggregate balance of loans outstanding declined by 18.4% year on year to ¥149,745 million. TRYTO's loan balance was 17.4% lower than the level a year earlier at ¥54,947 million, while Wide's declined by 19.0% to ¥80,953 million. An income analysis shows that TRYTO's operating income was 7.6% lower year on year at ¥15,000 million, and it recorded an ordinary loss of ¥15,537 million, reflecting conservative provision for loan-loss and interest refund reserves. There were also extraordinary losses of ¥1,250 million. This figure consists of business restructuring losses and a reserve for business restructuring losses, relating to the aforementioned group restructuring and integration process. As a result, the net loss was ¥24,465 million. Wide's operating income fell by 10.6% year on year to ¥22,752 million. There was an operating loss of ¥18,366 million, resulting from a substantial increase in loan-loss and interest refund reserves. Extraordinary losses, including business restructuring losses and the business restructuring reserve, totaled ¥1,875 million, and the net loss was ¥35,040 million.

The AIFUL Group's two companies specializing in Internet lending, id CREDIT CORPORATION and NET ONE CLUB CORPORATION, were both absorbed by AIFUL Corporation on March 26, 2007.

Other Subsidiaries

AsTry Loan Services Corporation

AsTry Loan Services Corporation was established by AIFUL and Aozora Bank, Ltd., According to a rating issued by Standard & Poors in December 2006, AsTry has ample capacity as a special loan servicer, and its outlook is stable. The company has earned an excellent reputation for its ability to carry out servicing contracts. As of March 31, 2007, the balance for receivables purchased amounted to ¥12,753 million, a year-on-year increase of 16.7%. Operating income declined by ¥1,019 million, or 21.5%, to ¥3,726 million, and there was an ordinary loss of ¥138 million and a net loss of ¥126 million.

New Frontier Partners Co., Ltd. (NFP)

New Frontier Partners is a venture capital company. It became an AIFUL subsidiary on March 31, 2004. In addition to its investment role as a supplier of growth capital to medium-sized companies and ventures, it also helps to build corporate value through its consultation and diagnostic role as a "business doctor." In the year ended March 2007, it continued to implement aggressive strategies, including the development of new investment targets and the expansion of its secondary investment activities. As of March 31, 2007, the company's total investment portfolio, including amounts invested through funds, amounted to ¥4,829 million, a year-on-year increase of 4.3%. Operating income was 15.7% higher at ¥780 million. There was an ordinary loss of ¥357 million, and a net loss of ¥361 million.

Risk Factors

The following is a list of the major risk factors that can have an effect on the AIFUL Group's operating results, stock price and financial position. This is not a complete list of the risk factors that, in the opinion of management, have the potential of significantly affecting the Group. Other than the risk factors listed below, there are a number of risk factors that are difficult to predict. Management is aware of the possibility of a negative impact on the Group's operating results, stock price and financial position due to these risk factors, and has a policy of taking actions to prevent these problems and to respond properly in the event a problem occurs. However, there is no assurance that the Group can avoid all risk factors or can respond properly to a problem. Forward-looking statements in this section are based on judgments of the Group as of June 28, 2007, the date on which the Ministry of Finance Securities Report *(Yukashoken Hokokusho)* was submitted.

Risk Factors Involving the Operating Environment

Many factors influence the ability of the AIFUL Group to maintain past levels of income and growth or improve on those levels. Those discussed here are seen as the most significant ones. In April 2007, AIFUL Corporation established a Risk Management Committee, which reports directly to the Board of Directors. Its task is to coordinate risk management across the entire organization and develop systems to avoid risk and ensure an appropriate response in the event problems arise. However, the AIFUL Group's financial position or business performance may be adversely affected by a range of factors, such as changes in the business environment, including the tightening or easing of regulatory systems, the competitive environment, or economic fluctuations.

(1) Economic conditions and market trends in Japan, especially in the consumer finance market
(2) Escalation of competition in the consumer finance market
(3) Changes in laws and regulations relating to consumer finance, especially the regulatory framework relating to statutory maximum interest rates, and the enforcement of those laws and regulations, as well as court decisions concerning the related laws and regulations, the resulting changes to accounting standards, and the incidence of litigation, including lawsuits demanding interest refunds
(4) Changes in the Group's capacity to provide credit, in the number of accounts, in the average balance per account, in the average interest rate on loans, and in the delinquency ratio
(5) Changes in the Group's ability to procure funds because of market interest rate trends, changes in the Group's credit status, and other factors
(6) Changes in expenses and losses, such as fees and commissions, advertising expenses, and labor costs
(7) Unfavorable media reporting or scandals concerning the AIFUL Group or the consumer finance industry

Risks Concerning Multiple Debtors, etc.

In recent years, a growing number of consumers have become heavily indebted by borrowing from multiple lending institutions or by using multiple credit cards. There has also been an increase in the number of consumers, including AIFUL Group customers, seeking legal protection. These social problems are linked to the economic situation, as well as to changes to legal systems in the area of consumer protection.

In January 1997, the consumer finance industry responded to these issues by establishing the Liaison Group of Consumer Finance Companies. This group has since worked to inform consumers using television advertising, pamphlets and other methods. It has also contributed to financial education, including the production of video teaching materials for use in senior high schools. In June 1997, 14 consumer finance companies contributed a total of ¥1,722 million to establish the Japan Consumer Counseling Fund, which provides financial grants and other support for a variety of counseling programs.

In March 2006, seven major consumer finance companies, including the Liaison Group members, jointly announced a package of voluntary initiatives designed to improve the soundness of the consumer finance market. The three key initiatives were support for sound household financial management, the distribution of information about the safe use of finance, and actions leading to the creation of safety net mechanisms. This announcement was followed in June 2006 by the launch of a media campaign explaining the risks of accumulating excessive debt. In October, the industry also introduced a support site for sound household financial management. Services offered on this website include diagnostic systems for consumer behavior and household financial management.

The AIFUL Group is taking various steps to avoid excessive credit risk, including the introduction of tighter credit criteria, and the use of personal credit rating agencies and the Group's own screening systems to check the repayment capacity of borrowers, including ongoing analyses of customers' credit situation during the period of loans. We have also modified our products to encourage systematic repayment under revolving credit agreements by setting a maximum repayment period of five years.

However, there remains the possibility that the financial position or business performance of the AIFUL Group may be affected despite these efforts, because of such factors as deterioration in the Group's loan portfolio resulting from future changes in economic conditions or the regulatory environment, an increase in the number of customers seeking debt restructuring through legal actions, a reduction in the size of the market due to the imposition of tighter restrictions and limits on the consumer finance industry, or an increase in credit costs, including charge-offs of non-performing loans.

Laws and Regulations

1. Compliance with Laws and Regulations

On April 14, 2006, the Kinki Finance Bureau of the Ministry of Finance conducted a search of AIFUL Group premises. This action resulted in the discovery of various regulatory violations, including the fraudulent preparation and exercise of powers of attorney, demands for repayment from persons subject to orders for the commencement of assistance, repeated telephone calls to borrowers' places of employment with the aim of soliciting repayment, persistent requests to third parties for assistance in the recovery of claims, and improper recording of negotiations. As a result of these violations, the authorities ordered AIFUL to suspend business operations at five branches for a period of 20 to 25 days, and at other branches and premises for a period of three days from May 8, 2006.

Past initiatives by AIFUL to ensure compliance with money-lending laws and regulations and curb inappropriate behavior have included the establishment of a Compliance Committee reporting directly to the Board of Directors, and the creation of a Compliance Department to act as its secretariat. The Compliance Committee gathers compliance-related information and monitors the compliance situation throughout the AIFUL Group. In April 2007 we further strengthened our compliance systems by strengthening the functions of the Compliance Department, now the Compliance Coordination Department. The changes include the introduction of integrated management for hot-line systems and rewards and penalties, and improvement of information-gathering functions in the compliance area. We have also formulated operating rules as part of our efforts to inform staff about the importance of regulatory compliance. Staff acquire legal knowledge through in-house educational programs, and we are working to strengthen awareness of compliance. The effectiveness of internal auditing systems, including telephone monitoring, has also been improved. In addition, we have established structures to ensure that these and other systems are reviewed at appropriate intervals.

Despite these efforts, there is a possibility that employees or other persons in the AIFUL Group may violate laws and regulations or engage in inappropriate behavior. In such cases, AIFUL will be required to take responsibility through the imposition of administrative penalties or other measures. Such situations may affect the financial position and business performance of the AIFUL Group.

2. Business Restrictions

The loan business of the AIFUL Group, including its core consumer finance business, is subject to regulation under the Money-Lending Business Control and Regulation Law and the Investment Deposit and Interest Rate Law. Business restrictions under these laws include the prohibition of excessive lending, a requirement to disclose and advertise loan terms and other information, the prohibition of exaggerated claims in advertising, a requirement to provide explanatory information when contracts are signed and at other times, obligations to provide documents and receipts and maintain proper accounts, restrictions on the acquisition of blank powers of attorney, restrictions on debt collection activities, requirements concerning the return of claim documents and the display of business licenses, and restrictions on the sale of receivables and the delegation of authority. There are also requirements concerning the disclosure of transaction histories, the appointment of registered money-lending officers, the carrying of identification documents, and the appropriate handling of personal information, as well as statutory requirements relating to the information shown in payment demands.

AIFUL is also subject to supervision by the Financial Services Agency, which on October 29, 2003 issued administrative guidelines concerning important aspects of financial supervision and related matters. Under these guidelines, a loan is regarded as excessive if it exceeds ¥500,000 or 10% of the borrower's annual income, as determined solely on the basis of a simple screening at the counter.

The AIFUL Group's shopping loan business, including credit card loans and per-item shopping loans, is subject to restrictions under the Installment Sales Law. These include requirements concerning the disclosure of transaction terms and the provision of documents, and restrictions on the amount of compensation that can be demanded in the event of a contract cancellation or other situation. There are also provisions concerning the right to make complaints to a party arranging installment purchases, the prevention of purchasing beyond the purchasers' ability to pay, and the prevention of consumer problems relating to the continuous services.

Under the Money-Lending Business Control and Regulation Law, whenever the AIFUL Group, as a money-lender, enters into a loan agreement or guarantee agreement and extends a loan, it is required to provide the borrower, as the customer, and the guarantor with documents containing specified information concerning the terms of the loan. These documents must be provided without delay.

According to the administrative guidelines of the Financial Services

Agency, the lender must provide specified documents when agreements are signed. In addition, documents containing all information required by law must be provided, or forwarded by mail without delay, whenever a customer borrows money using an ATM or at a manned branch. In August 2003, AIFUL modified its ATM software to support the provision of documents containing all information required by law. We are currently modifying our systems to reflect changes to the Enforcement Regulations for the Money-Lending Business Control and Regulation Law, as described later in this report.

When customers obtain loans through the ATMs of partner institutions, documents containing the information required by law are mailed individually to those customers without delay, provided that the customers have given prior consent for this service. The Financial Services Agency has the authority to impose administrative penalties, including orders to totally or partially suspend business operations, if a money-lender fails to comply with regulatory requirements concerning the provision of documents and information. It can also restrict the use of ATMs owned by partner institutions and has the authority to cancel registration as a money-lender. There are issues concerning the provision of documents and related matters, and if this situation results in administrative action against the AIFUL Group, the Group's financial position and business performance could be affected. It would also be necessary to review the Group's operating methods.

On May 1, 2005, the administrative guidelines were partially amended as follows. (a) Examples were added to illustrate actions likely to contravene Article 13 Paragraph 2 of the Money-Lending Business Control and Regulation Law, which prohibits lending by means of fraudulent or seriously inappropriate methods. These include situations in which the money-lender fails to take necessary and appropriate steps to provide proper explanatory information, such as formulating internal rules or operating manuals stipulating the need to provide explanatory information so that the other party can fully understand the content of loan or guarantee agreements when these documents are signed. (b) Supervisory policies concerning the responsibility of the money-lender to provide explanatory information were strengthened. (c) The responsibility of the money-lender to provide explanatory information about guarantees was expanded. Now the money-lender is required to explain the content of the specific agreement and indicate the legal benefits and risks to the guarantor in the event that guarantee obligations actually needed to be enforced, taking into account the ability of the other party to understand this information. (d) A new provision was added concerning the responsibility of the money-lender to provide explanatory information about powers of attorney for the preparation of notarized documents. Now the money-lender is required to explain the legal effect of creating a notarized document containing a clause approving mandatory enforcement, taking into account the ability of the other party to understand that information. On November 14, 2005, the administrative guidelines were again amended. These changes included clarification of the money-lender's obligation to disclose transaction histories.

On April 11, 2006 a Cabinet Office ordinance was promulgated, partially amending the enforcement regulations for the Money-Lending Business Control and Regulation Law. The ordinance changed the provisions concerning the information that money-lenders are required by law to include in receipts issued when payments are received, and in payment demands. This change took effect on the same date. Another change, which came into effect on July 1, 2006, resulted in the addition of provisions concerning the loss of term benefits in agreements.

The administrative guidelines were again partially amended on June 14, 2006. The following changes were made. (a) To prevent excessive lending, it was stipulated that a money-lender would be deemed to have induced a borrower to borrow more than was required if the money-lender asks the debtor to maintain the level of debt, such as by refusing to make repayments, or if the money-lender raises the lending limit under a comprehensive agreement even though the customer has requested such actions. Another change introduced a requirement to maintain written records of investigations carried out to ascertain the ability of the customer to repay a loan for which physical collateral has been received, without converting that collateral into cash, and to ascertain the ability of guarantor to perform guarantee obligations. (b) A provision was added stipulating that changes to agreements were also covered by the requirement to avoid the situations described in the administrative guidelines as examples of actions that would be highly likely to contravene Article 13, Paragraph 2 of the Money-Lending Business Control and Regulation Law. The action of demanding that customers establish automatic payments from accounts used for the receipt of public benefits, except where the customer has so requested for the sake of convenience, was also added to the list of examples of situations that must be avoided.

Further changes were made to the administrative guidelines on November 1, 2006. Effective from that date, examples were added to clarify the types of behavior likely to be classed as intimidation under the provisions of Article 21 Paragraph 1 of the Money-Lending Business Control and Regulation Law, and the types of money that would be classed as interest under the provisions of Article 5 Paragraph 7 of the Investment Deposit and Interest Rate Law. On December 28, 2006, there was a further change. This resulted in the establishment of new regulations, including regulations covering the types of information to be released concerning the transfer of receivables, such as after a notice of cessation of business. These new regulations took effect from February 1, 2007. The AIFUL Group is adapting to these changes appropriately and in compliance with the law.

An act partially amending regulations and other requirements concerning the money-lending business was passed by the House of Representatives on November 30, 2006 and the House of Councillors on December 13, 2006. Promulgated on December 20, 2006, the new law provides for partial changes to the Interest Limitation Law, the Investment Deposit and Interest Rate Law and the Money-Lending Business Control and Regulation Law. The changes will be phased in over a period of approximately three years from the date of promulgation.

One consequence will be the lowering of the maximum interest rate under the Investment Deposit and Interest Rate Law to the level stipulated in the Interest Limitation Law. Another will be the introduction of a restriction on total lending, which in principle will prohibit lending that would increase the total balance owed, including amounts owed to other money-lenders, to more than one-third of the borrower's yearly income. Additionally, tighter restrictions will be placed on the activities of money-lenders, including solicitation and the obligation to provide documents. Other regulations will also be strengthened, and supervisory agencies will be given stronger supervisory powers, including the authority to implement operational improvement orders and order the dismissal of directors. These changes are expected to have a significant impact on the industry.

The AIFUL Group is determined to make the necessary adaptations and is currently considering group restructuring measures and business portfolio diversification. We will also develop new products and modify our operations to reflect changes in related laws and regulations. At the same time, we aim to improve management efficiency through cost reductions achieved by closing and amalgamating branches and optimizing work force efficiency. However, we may be unable to implement these measures as planned because of other changes, such as further escalation of competition or a credit squeeze, our ability to attract customers being adversely affected by other factors, leading to a decline in our earning capacity, or marketing capacity declines because of a reduction in our human resources. If this occurs, it is possible that we will be forced to review our group business strategies.

3. Interest Rates on Loans and Deemed Payments

A law partially amending the Money-Lending Business Control and Regulation Law came into effect on June 1, 2000. This new law reduced the maximum interest rate that can be charged by a party engaged in money-lending as a business from 40.0004% to 29.2%. It also introduced criminal penalties for violations of this rule. The maximum interest rates charged by the AIFUL Group are below this limit.

The Money-Lending Business Control and Regulation Law and the Investment Deposit and Interest Rate Law was again amended by an act promulgated on August 1, 2003. Article 12 Paragraph 2 of the supplementary provisions to this act stated that Article 5 Paragraph 2 of the Investment Deposit and Interest Rate Law, which sets maximum interest rates, should be reviewed three years after promulgation. Changes would be made as required according to the results of an analysis of prevailing conditions, including the demand for funds and other aspects of the economic and financial situation, and conditions in the money-lending business, such as the levels of interest rates according to the financial and credit status of borrowers. This review resulted in the passage and promulgation of an act partially amending the laws and regulations governing the money-lending business in December 2006, as described earlier in this report. Changes to the related laws will result in the lowering of the maximum interest rate from 29.2% to 20%, and the abolition of the deemed repayment system under the Money-Lending Business Control and Regulation Law. These changes will be implemented over a period of approximately three years from the date of promulgation.

The financial position and business performance of the AIFUL Group could be adversely affected by the possible consequences of tightening regulations, including a decline in earning potential resulting from the reduction of interest rates and other factors, higher credit costs caused by market contraction, and other unexpected costs.

Under the Interest Limitation Law, the maximum interest rate under interest agreements for cash loans to consumers is 20% where the principal is less than ¥100,000, 18% where the principal is ¥100,000 or more but less than ¥1 million, and 15% where the principal is ¥1 million or more. Article 1 Paragraph 1 of the same law states that any amount in excess of these limits is invalid, but Paragraph 2 states that debtors who have voluntarily paid excess amounts are not entitled to demand refunds. Article 43 of the Money-Lending Business Control and Regulation Law states that if documents as stipulated in Article 17 of the same law were issued to debtors, etc., when the loan was provided, and the debtor has voluntarily paid excess interest that constitutes a payment under the Agreement for which documents were issued under the provisions of Article 17, such amounts will be deemed to be legally valid interest payments ("deemed payments"), irrespective of the provisions of Article 1 Paragraph 1 of the Interest Limitation Law. This assumes that documents as stipulated in Article 18 of the same law were issued immediately after payment.

However, the Japanese Supreme Court ruled on January 13, 2006, that special contract provisions requiring full payment of the entire amount outstanding in the event that the borrower fails to make interest payments by the due date are in effect mandatory payment requirements covering amounts above the maximum rate stipulated in the Interest Limitation Law, and that such payments by the debtor could not be regarded as voluntary. This includes amounts above the maximum rate stipulated in the Interest Limitation Law. The court further ruled that Article 15 Paragraph 2 of the Enforcement Regulations of the Money-Lending Business Control and Regulation Law, which states that other information, such as the date of the agreement, can be substituted for an agreement number on receipts, is invalid since it is outside the mandate of the law. The AIFUL Group takes these rulings very seriously and is implementing appropriate actions, including the introduction of agreement forms that reflect these rulings.

With some exceptions, the loan products currently provided by the AIFUL Group include contractual interest rates in excess of the maximum interest rates stipulated in the Interest Limitation Law. There have been cases in which companies in the consumer finance industry have been targeted by lawsuits demanding refunds of excess interest on the grounds that agreement documents did not meet the requirements stipulated in the Money-Lending Business Control and Regulation Law. There have been also court rulings in favor of these claims.

There have been lawsuits against the AIFUL Group demanding refunds of excess interest. Courts have accepted the plaintiffs' argument that the AIFUL Group, as a money-lender, failed to fulfill the requirements for deemed payments under Money-Lending Business Control and Regulation Law. In some cases the excess interest has been refunded under out-of-court settlements. Refunds of excess interest in the consolidated accounting period ended March 31, 2007 amounted to ¥36,308 million.

On October 13, 2006, the Japanese Institute of Certified Public Accountants issued audit guidelines for reserves for losses incurred by consumer finance companies and others as a result of demands for interest refunds. These guidelines ("Industry Committee Report No. 37") apply to audits covering the interim consolidated accounting period and interim accounting period ended September 1, 2006 (and audits covering consolidated accounting years and business years that include this interim consolidated accounting period or interim accounting period).

Industry Committee Report No. 37 states that the reserve for interest refund losses should be based on a reasonable estimate of future interest refund losses. This is calculated by multiplying (a) the number of borrower accounts in each category (normal accounts, delinquent accounts, accounts fully repaid or written off), by (b) the actual refund ratio during the period covered by the reasonable estimate, and (c) the average amount refunded, and applying the necessary adjustments to the resulting amount.

Using the procedure defined in Industry Committee Report No. 37, the AIFUL Group provided an interest refund loss reserve of ¥362,698 million. This amount includes ¥195,545 million that was included in the loan-loss reserve, since it was estimated that this amount would be applied preferentially to loans.

However, the premises on which these accounting estimates were based include historical refund data and current trends in interest refunds. If refund demands exceed these premises, there is a possibility that the financial position and business performance of the AIFUL Group will be adversely affected.

4. Other Laws and Regulations

(1) Handling and Protection of Personal Information

Japan's Personal Information Protection Law, together with related guidelines established by various government agencies, took effect on April 1, 2005. Under the Personal Information Protection Law, businesses that handle personal information are required to submit reports when necessary. If obligations under the law are violated, the minister in charge is empowered to issue warnings or directives requiring the necessary steps to be taken to protect the rights and interests of individuals. The guidelines state that the purposes for which personal information will be used must be disclosed and published, and where necessary the consent of customers must be obtained for the handling of personal information, and that if the handling of personal information is outsourced, the service providers must be properly supervised. Other requirements include the establishment of security management systems from the organizational, human and technical perspectives, and the publication of basic policies on the handling of personal information.

The AIFUL Group has reviewed its procedures for handling personal information according to these requirements, and we have also adopted a privacy policy and taken steps to prevent leaks of personal information from the AIFUL Group. However, in the unlikely event that personal information is leaked, resulting in a warning or directive from the Financial Services Agency, there is a possibility that the reputation, financial position or business performance of the AIFUL Group could be adversely affected.

(2) Amendment of the Judicial Scrivener Law

On April 1, 2003, the Judicial Scrivener Law was amended to expand the range of situations in which judicial scriveners (shiho shoshi) can act as legal representatives. Judicial scriveners can now represent clients in mediations, civil suits and other types of cases that can be heard in summary courts, provided that the amount of any claim does not exceed ¥1.4 million. If this amendment, future developments or a further expansion of the scope of services that can be provided by judicial scriveners result in further increases in the incidence of lawsuits and debt restructuring, the consequences could include longer repayment schedules and increased bad debts. These factors could affect the financial position or business performance of the AIFUL Group.

(3) Amendment of the Bankruptcy Law

Amendments to the Bankruptcy Law, which took effect on January 1, 2005, were designed to simplify and speed up bankruptcy proceedings by integrating bankruptcy and discharge procedures and shortening the period during which a bankrupt cannot be discharged. The range of assets that bankrupts can keep (free assets) was expanded, and safeguards for the rights of personal bankrupts were strengthened.

If these changes lead to an increase in the number of bankruptcies or other consequences, the resulting increase in bad debts could impact on the financial position and business performance of the AIFUL Group.

(4) Possibility of Increased Customer Debt Restructuring Following the Enactment of the Special Mediation Law and Amendments to the Civil Rehabilitation Law

Under the Law Concerning Special Mediation to Promote the Adjustment of Special Debts, etc. (the "Special Mediation Law"), which took effect on February 17, 2000, a debtor at risk of becoming unable to repay debts can seek debt restructuring, including changes to payment dates. This can be done by negotiating with creditors through a civil mediation committee made up of a judge and experts in fields that are appropriate based on the business activities of the debtors, such as law, taxation, corporate finance and asset valuation. While special mediation procedures are in progress, the debtor can also seek a stay of other civil enforcement procedures targeting the debtors' assets.

Under the amended Civil Rehabilitation Law of April 1, 2001, a number of options were introduced allowing an individual who is economically bankrupt to defer repayment of a loan without becoming subject to a bankruptcy declaration. One of the options available under this law does not require the approval of creditors for rehabilitation plans. Under certain circumstances, it is also possible to avoid the loss of a house covered by a home equity loan by applying special housing finance provisions.

To date few AIFUL Group customers have sought protection under these legal systems. However, if the number increases because of economic trends or other factors, the financial position and business performance of the AIFUL Group could be affected by the resulting extension of loan repayment timetables, increased bad debts or other factors.

(5) The Law Concerning the Promotion of the Use of Out-of-Court Dispute Settlement Procedures

The Law Concerning the Promotion of the Use of Out-of-Court Dispute Settlement Procedures, which came into effect on April 1, 2007, expands the functionality of out-of-court settlement procedures (procedures for the settlement of civil disputes without recourse to litigation, with the participation of specified third parties). The Minster of Justice is now able to certify dispute resolution contractors as third parties capable of participating in these procedures. The law also accords legal status to out-of-court settlement services provided by these contractors. If the use of out-of-court settlement procedures increases, the financial position and business performance of the AIFUL Group could be affected by the resulting extension of loan repayment timetables, increased bad debts or other factors.

Fund Procurement Risks

1. Interest Rate Fluctuation Risk

Interest rates on funds procured by the AIFUL Group fluctuate according to market conditions and other factors. To minimize its exposure to this risk, the AIFUL Group uses interest swaps and caps to hedge against interest rate rises. However, depending on the extent of future interest rate increases, it is possible that the procurement activities of the AIFUL Group may be affected.

2. Changes in Credit Ratings

AIFUL has been rated by the following rating agencies. If these ratings change, AIFUL's procurement activities may be affected.

Rating Agency	Rating
Rating and Investment Information	A-/Stable
Japan Credit Rating Agency	BBB+/Negative
Moody's Japan	Baa2/Positive
Standard & Poor's	BBB+/Negative
Fitch Ratings	BBB+/Negative

3. Diversification of Fund Procurement

The AIFUL Group is diversifying its procurement methods, which include direct borrowing from financial institutions, syndicated loans, domestic and overseas bonds, commercial paper and asset securitization. The financial position and business performance of the AIFUL Group could be affected in certain situations, such as if a decline in the Group's credit rating affects borrowing terms or causes a decline in the amount that can be borrowed, preventing the Group from procuring funds under terms similar to those prevailing at present.

Disruptions, Malfunctions and Other Problems Concerning Data, Network Systems, Internet Systems and Other Technological Systems

The AIFUL Group uses internal and external information and technology systems to manage its business operations. The Group is becoming increasingly reliant on software, systems and networks to control the various information resources, including branch network data and account data, on which its business activities are based. Hardware and software used by the Group could be affected by human error, natural disasters, power cuts, computer viruses and similar situations, as well as by interruptions to support services provided by third parties, such as telephone companies and Internet service providers. Disruptions, faults, delays or other problems affecting information and technology systems could have an adverse impact on the AIFUL Group's financial position or business performance, including a reduction in the number of accounts opened, delays in settling receivables, and a loss of consumer confidence in the services provided by the AIFUL Group.

The AIFUL Group maintains redundancy in both its hardware and telecommunications equipment so that it can minimize the damage resulting from failures by switching to back-up systems. However, a natural disaster, such as an earthquake or typhoon, could necessitate the suspension of the Group's business operations.

Possession and Sale of AIFUL Stock by the Representative Director and Family Members

As of March 31, 2007, Yoshitaka Fukuda, the representative director of AIFUL, members of his family, including Yasutaka Fukuda, who is also an AIFUL director, and associated corporations owned approximately 47% of all shares outstanding. These shareholders are able to exercise a controlling influence over important decisions that will affect AIFUL's business activities, including important corporate transactions, such as the sale of a controlling interest in AIFUL, business restructuring and reorganization, investment in other businesses or assets, and the establishment of terms for future fund procurement activities. While these shareholders have so far maintained their shareholdings, it is possible that they will dispose of shares in the future. This would increase the supply of AIFUL shares in the market, possibly affecting the share price.

Significant Lawsuits and Litigation

The AIFUL Group is aware that multiple lawsuits have been filed by certain organizations concerning the claim recovery activities of AIFUL. If there are further lawsuits, etc., in the future, it is possible that additional unplanned expenses will be incurred, and that reporting of these lawsuits, etc., in the mass media will influence the ways in which customers use our services, the formation of our share price, our ability to procure funds, and other factors, with the result that the financial position and business performance of the AIFUL Group will be affected.

CONTENTS



CONSOLIDATED BALANCE SHEETS

AIFUL Corporation and Consolidated Subsidiaries
March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
ASSETS	**2007**	2006	**2007**
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 127,089**	¥ 134,377	**$ 1,077,025**
Time deposits	**78**	78	**661**
Operational investment securities (Note 7)	**1,837**	1,789	**15,568**
Loans, loan guarantees and receivables			
Loans (Notes 4 and 9)	**1,912,689**	2,124,017	**16,209,229**
Installment accounts receivable (Notes 5 and 9)	**174,923**	209,581	**1,482,398**
Loan guarantees (Note 6)	**141,930**	153,767	**1,202,797**
Other receivables	**25,406**	21,452	**215,305**
Allowance for doubtful accounts (Note 2.*l*)	**(379,848)**	(146,962)	**(3,219,051)**
Prepaid expenses	**4,018**	4,757	**34,051**
Deferred tax assets (Note 14)	**13,771**	32,263	**116,703**
Other current assets (Note 9)	**73,541**	97,896	**623,229**
Total current assets	**2,095,434**	2,633,015	**17,757,915**
PROPERTY AND EQUIPMENT (Note 9):			
Land (Note 8)	**14,464**	15,899	**122,576**
Buildings and structures (Note 8)	**44,118**	51,071	**373,882**
Machinery and equipment	**268**	230	**2,271**
Furniture and fixtures (Note 8)	**24,879**	26,674	**210,839**
Construction in progress (Note 8)	**1,016**	399	**8,610**
Total	**84,745**	94,273	**718,178**
Accumulated depreciation	**(42,339)**	(40,596)	**(358,805)**
Net property and equipment	**42,406**	53,677	**359,373**
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 7)	**20,983**	32,742	**177,822**
Investments in and advances to unconsolidated subsidiaries and associated companies	**3,311**	235	**28,059**
Claims in bankruptcy (Note 4)	**38,988**	33,031	**330,407**
Goodwill, net	**3,145**	9,273	**26,653**
Software, net	**21,337**	20,976	**180,822**
Long-term loans receivables (less current portion)	**19**	23	**161**
Lease deposits	**11,493**	12,119	**97,398**
Long-term prepayments	**2,766**	4,660	**23,441**
Deferred tax assets (Note 14)	**334**	2,905	**2,831**
Deferred losses on hedging instruments, mainly interest rate swaps (Note 16)		10,230	
Other assets (Note 8)	**2,068**	2,836	**17,525**
Allowance for doubtful accounts	**(27,725)**	(24,753)	**(234,958)**
Total investments and other assets	**76,719**	104,277	**650,161**
TOTAL	**¥ 2,214,559**	¥ 2,790,969	**$18,767,449**

See notes to consolidated financial statements.

LIABILITIES AND EQUITY	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
CURRENT LIABILITIES:			
Short-term borrowings (Note 9)	**¥ 91,370**	¥ 138,200	**$ 774,322**
Current portion of long-term debt (Note 9)	**404,241**	516,325	**3,425,771**
Trade notes payable	**6,021**	10,564	**51,026**
Trade accounts payable	**36,823**	28,293	**312,059**
Obligation under loan guarantees (Note 6)	**141,930**	153,767	**1,202,797**
Income taxes payable	**7,992**	25,040	**67,729**
Accrued expenses	**9,219**	10,223	**78,127**
Allowance for losses on interest refunds (Note 2.*l*)		21,074	
Allowance for losses from business restructuring (Note 13)	**11,316**		**95,898**
Allowance for clean-up costs of contaminated land	**630**		**5,339**
Other current liabilities (Notes 5 and 6)	**33,847**	43,732	**286,839**
Total current liabilities	**743,389**	947,218	**6,299,907**
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 9)	**1,034,651**	1,138,221	**8,768,229**
Deferred tax liabilities (Note 14)	**526**	3,760	**4,458**
Liability for retirement benefits (Notes 2.*h* and 10)	**1,339**	1,328	**11,347**
Allowance for losses on interest refunds (Note 2.*l*)	**167,153**		**1,416,551**
Interest rate swaps (Note 16)	**8,193**	9,462	**69,432**
Other long-term liabilities	**2,163**	2,321	**18,331**
Total long-term liabilities	**1,214,025**	1,155,092	**10,288,348**
MINORITY INTERESTS		6,965	
EQUITY (Notes 11 and 18):			
Common stock,			
authorized, 568,140,000 shares in 2007 and 373,500,000 shares in 2006; issued, 142,035,000 shares in 2007 and 2006	**83,317**	83,317	**706,076**
Capital surplus:			
Additional paid-in capital	**104,126**	104,126	**882,424**
Retained earnings	**66,466**	486,214	**563,271**
Net unrealized gain on available-for-sale securities	**6,536**	11,002	**55,390**
Deferred loss on derivatives under hedge accounting (Note 16)	**(5,752)**		**(48,746)**
Treasury stock—at cost			
412,835 shares in 2007 and 412,502 shares in 2006	**(2,968)**	(2,965)	**(25,153)**
Total	**251,725**	681,694	**2,133,262**
Minority interests	**5,420**		**45,932**
Total equity	**257,145**	681,694	**2,179,194**
TOTAL	**¥ 2,214,559**	¥ 2,790,969	**$ 18,767,449**

CONSOLIDATED STATEMENTS OF OPERATIONS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2007	2006	2007
INCOME:			
Interest on loans	¥ 448,662	¥ 491,358	$ 3,802,220
Interest on credit card shopping loans	12,754	11,275	108,085
Interest on per-item shopping loans	12,998	17,676	110,153
Interest on loan guarantees	9,187	8,668	77,856
Interest on deposits, securities and other	471	350	3,992
Recovery of loans previously charged off	4,023	8,536	34,093
Gain on transfer of pension plan (Note 10)		421	
Other income	12,914	10,534	109,440
Total income	501,009	548,818	4,245,839
EXPENSES:			
Interest on borrowings	32,898	33,798	278,797
Charge-offs and provision for doubtful accounts	447,375	166,047	3,791,314
Salaries and other employees' benefits	55,136	56,975	467,254
Advertising expenses	15,074	28,018	127,746
Rental expenses	19,415	21,318	164,534
Commissions and fees	25,585	28,490	216,822
Loss on impairment of long-lived assets (Note 8)	6,805	744	57,669
Depreciation and amortization	19,251	13,892	163,144
Provision for employees' retirement benefits (Note 10)	1,372	1,284	11,627
Provision for losses on interest refunds (Note 2.*l*)	167,148	21,074	1,416,508
Loss on interest refunds	15,240	13,109	129,153
Loss from and provision for business restructuring (Note 13)	18,528		157,017
Provision for clean-up costs of contaminated land	630		5,339
Other expenses	48,815	51,296	413,686
Total expenses	873,272	436,045	7,400,610
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	(372,263)	112,773	(3,154,771)
INCOME TAXES (Note 14):			
Current	15,795	45,520	133,856
Deferred	24,734	(145)	209,610
Total income taxes	40,529	45,375	343,466
MINORITY INTERESTS IN NET INCOME (LOSS)	(1,541)	1,571	(13,059)
NET INCOME (LOSS)	¥ (411,251)	¥ 65,827	$ (3,485,178)
	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.*v* and 17):			
Basic net income (loss)	¥ (2,903.85)	¥ 464.84	$ (24.61)
Diluted net income		464.69	
Cash dividends applicable to the year	60.00	60.00	0.51

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

	Thousands	Millions of Yen								
			Capital Surplus							
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Deferred Loss on Derivatives under Hedge Accounting	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE AT APRIL 1, 2005	94,690	¥83,317	¥104,126	¥427,610	¥ 5,364		¥(3,064)	¥617,353		¥617,353
Net income				65,827				65,827		65,827
Cash dividends paid, ¥60 per share				(7,080)				(7,080)		(7,080)
Bonuses to directors and corporate auditors				(127)				(127)		(127)
Net unrealized gain on available-for-sale securities					5,638			5,638		5,638
Net decrease in treasury stock (14,573 shares)				(16)			99	83		83
Stock split (Note 11)	47,345									
BALANCE AT MARCH 31, 2006	142,035	¥83,317	¥104,126	¥486,214	¥11,002		¥(2,965)	¥681,694		¥681,694
Reclassified balance as of March 31, 2006 (Note 2.o)									¥ 6,965	6,965
Net loss				(411,251)				(411,251)		(411,251)
Cash dividends paid, ¥60 per share				(8,497)				(8,497)		(8,497)
Net increase in treasury stock (711 shares)							(3)	(3)		(3)
Net change in the period					(4,466)	¥(5,752)		(10,218)	(1,545)	(11,763)
BALANCE AT MARCH 31, 2007	**142,035**	**¥83,317**	**¥104,126**	**¥ 66,466**	**¥ 6,536**	**¥(5,752)**	**¥(2,968)**	**¥251,725**	**¥ 5,420**	**¥257,145**

	Thousands of U.S. Dollars								
		Capital Surplus							
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Deferred Loss on Derivatives under Hedge Accounting	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE AT MARCH 31, 2006	$706,076	$882,424	$4,120,457	$ 93,237		$(25,127)	$5,777,067		$5,777,067
Reclassified balance as of March 31, 2006 (Note 2.o)								$ 59,025	59,025
Net loss			(3,485,178)				(3,485,178)		(3,485,178)
Cash dividends paid, $0.51 per share			(72,008)				(72,008)		(72,008)
Net increase in treasury stock (711 shares)						(26)	(26)		(26)
Net change in the period				(37,847)	$(48,746)		(86,593)	(13,093)	(99,686)
BALANCE AT MARCH 31, 2007	**$706,076**	**$882,424**	**$ 563,271**	**$ 55,390**	**$(48,746)**	**$(25,153)**	**$2,133,262**	**$ 45,932**	**$2,179,194**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2007	2006	2007
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	¥ (372,263)	¥ 112,773	$ (3,154,771)
Adjustments for:			
Income taxes - paid	(32,844)	(44,079)	(278,339)
Depreciation and amortization	19,251	13,892	163,144
Loss on impairment of long-lived assets	6,805	744	57,669
Increase in allowance for doubtful accounts	235,858	11,561	1,998,797
Increase in allowance for losses on interest refunds	146,079	21,074	1,237,958
Increase (decrease) in liability for employees' retirement benefits	10	(358)	85
Amortization of bonds issue costs	519	650	4,398
Loss on write-down of investment securities	620	65	5,254
Loss on sales of property and equipment, net	123	103	1,042
Loss on disposal of property and equipment	1,965	346	16,653
Gain on transfer of pension plans		(421)	
Changes in assets and liabilities:			
Decrease (increase) in loans	211,328	(121,000)	1,790,915
Decrease (increase) in installment accounts receivable	34,661	(17,179)	293,737
Increase in operational investment securities	(13)	(121)	(110)
Increase in other receivables	(3,954)	(2,923)	(33,508)
Increase in claims in bankruptcy	(5,957)	(4,495)	(50,483)
Increase in inventories	(45)	(4)	(381)
Decrease (increase) in prepaid expenses	743	(276)	6,297
Decrease in long-term prepayments	1,154	1,585	9,780
Decrease in other current assets	4,371	1,694	37,042
Increase in other current liabilities	5,621	973	47,635
Other — net	(3,474)	(548)	(29,441)
Total adjustments	622,821	(138,717)	5,278,144
Net cash provided by (used in) operating activities	250,558	(25,944)	2,123,373
INVESTING ACTIVITIES:			
Capital expenditures	(11,269)	(19,322)	(95,500)
Decrease (increase) in loans	19,986	(43,847)	169,373
Purchases of investment securities	(1,676)	(1,663)	(14,203)
Other — net	6,458	4,813	54,728
Net cash provided by (used in) investing activities - (Forward)	¥ 13,499	¥ (60,019)	$ 114,398

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2007	2006	**2007**
Net cash provided by (used in) investing activities - (Forward)	**¥ 13,499**	¥ (60,019)	**$ 114,398**
FINANCING ACTIVITIES:			
Net (decrease) increase in short-term borrowings	**(46,830)**	66,505	**(396,865)**
Proceeds from long-term debt (net of bonds issue costs)	**441,905**	639,333	**3,744,958**
Repayments of long-term debt	**(657,965)**	(587,655)	**(5,575,975)**
Cash dividends paid	**(8,497)**	(7,080)	**(72,008)**
Acquisition of treasury stock	**(4)**	(46)	**(34)**
Disposal of treasury stock		129	
Net cash (used in) provided by financing activities	**(271,391)**	111,186	**(2,299,924)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	**46**	16	**390**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(7,288)**	25,239	**(61,763)**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR		173	
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**134,377**	108,965	**1,138,788**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥ 127,089**	¥ 134,377	**$ 1,077,025**

See notes to consolidated financial statements.

01 Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statements of shareholders' equity, which were previously voluntarily prepared in line with the international accounting practice, are now required under Japanese GAAP and have been renamed "the consolidated statements of changes in equity" from the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2006 financial statements to conform to the classification used in 2007.

02 Summary of Significant Accounting Policies

a. Consolidation — The consolidated financial statements include the accounts of AIFUL Corporation (the "Company") and its significant subsidiaries (eleven in 2007 and thirteen in 2006) (together, the "Group"). Consolidation of the remaining eighteen (two in 2006) unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

In March 2005, the Company acquired Passkey Co., Ltd. ("Passkey"), a consumer finance company with operations in Hokkaido, Japan. The accounts of Passkey were newly consolidated for the year ended March 31, 2006 due to materiality.

On September 30, 2005 the Company established id CREDIT CORPORATION ("id CREDIT") and NET ONE CLUB CORPORATION ("NET ONE CLUB"), which are both consumer finance companies. The accounts of id CREDIT and NET ONE CLUB were newly consolidated for the year ended March 31, 2006.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in three unconsolidated subsidiaries (two in 2006) and two associated companies are stated at cost. Investments in the remaining fifteen unconsolidated subsidiaries, which are limited liability investment partnerships and similar partnerships, are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

On September 8, 2006, the ASBJ issued Practical Issues Task Force (PITF) No. 20, *"Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations"*. The Group adopted this new accounting standard as of April 1, 2006. 15 investment partnerships are treated as new subsidiaries of the Company for the year ended March 31, 2007 under such change in accounting policy. However, these 15 new subsidiaries have not been consolidated because consolidation of these subsidiaries would not have a material effect on the accompanying consolidated financial statements.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over the estimated period (not to exceed 20 years), in which economic benefits are expected to be realized. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Business Combination — In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, *"Accounting for Business Combinations"*, and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, *"Accounting Standard for Business Separations"* and ASBJ Guidance No.10, *"Guidance for Accounting Standard for Business Combinations and Business Separations"*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT and NET ONE CLUB, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the new accounting standard for business combinations was applied to it.

c. **Cash Equivalents** — Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

d. **Operational Investment Securities Held by Venture Capital Subsidiary and Investment Securities** — Operational investment securities held by a venture capital company and investment securities, all of which are classified as available-for-sale securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Property and Equipment** — Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 17 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

f. **Long-lived Assets** — In August 2002, the BAC issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003 the ASBJ issued ASBJ Guidance No. 6, Guidance for Accounting Standard for Impairment of Fixed Assets. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. **Software** — Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. **Liability for Retirement Benefits** — The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made. (See Note 10.)

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The liability for retirement benefits in the consolidated balance sheet is for directors and corporate auditors.

i. **Allowances for Doubtful Accounts** — The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

j. **Allowance for Clean-up Costs of Contaminated Land** — The allowance for clean-up costs of contaminated land is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

k. **Allowance for Losses from Business Restructuring** — The allowance for losses from business restructuring is provided at an estimated amount of future costs related to closure of outlets and other restructuring activities.

l. **Allowance for Losses on Interest Refunds** — The limit of interest rates is regulated by two laws — "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if moneylenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries have loaned money at rates between the limit set by the two laws, and have in the past charged refund costs to income as incurred. However, the growing number of claims against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the situation. So, the Company and certain consolidated subsidiaries decided to record a provision of ¥21,074 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No. 37 "Audit Guidance for Consumer Finance Companies" Recording of Provisions for Losses on Interest Refunds," which became effective for accounting periods ending on or after September 1, 2006. The Group changed the method of estimating allowance for losses on interest refunds in accordance with the new guidelines.

The differences between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the current fiscal year ended March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the current fiscal year ended March 31, 2007 in accordance with Report No. 37, is recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥107,013 million ($906,890 thousand) and "Provision for losses on interest refunds" in the amount of ¥69,312 million ($587,390 thousand) in the consolidated statements of operations for the year ended March 31, 2007. At March 31, 2007, the Group recorded an allowance of ¥167,153 million ($1,416,551 thousand) as "Allowance for losses on interest refunds." In addition, the estimated amount of interest refunds of ¥195,546 million ($1,657,169 thousand) which are expected to be preferentially set off against loans is recorded as "Allowance for doubtful accounts" for the Company and certain consolidated subsidiaries.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience and the recent situation regarding interest refunds.

m. **Leases** — All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

n. **Income Taxes** — The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

o. **Presentation of Equity** — On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

p. **Appropriations of Retained Earnings** — Appropriations of retained earnings are reflected in the consolidated financial statements for the year following the Board of Directors' approval.

q. **Foreign Currency Transactions** — All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to extent that they are not hedged by forward exchange contracts.

r. **Revenue Recognition:**

Interest on loans — Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

Interest on credit card shopping loans, Interest on per-item shopping loans — Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

Interest on loan guarantees — Interest on loan guarantees is recorded by the remaining principal method.

s. **Interest on Borrowings** — Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

t. **Bond Issue Costs** — Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

u. **Derivatives and Hedging Activities** — The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

v. **Per Share Information** — Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

w. **New Accounting Pronouncements:**

Lease accounting — On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

03 Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

04 Loans

Loans at March 31, 2007 and 2006 consisted of the following (before allowance for doubtful accounts):

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Unsecured	¥ 1,537,905	¥ 1,709,185	$ 13,033,093
Secured	291,716	357,025	2,472,170
Small business loans	155,642	166,208	1,319,000
Total	¥ 1,985,263	¥ 2,232,418	$ 16,824,263
Off-balance sheet securitized loans	(72,574)	(108,401)	(615,034)
Net	¥ 1,912,689	¥ 2,124,017	$ 16,209,229

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans in legal bankruptcy	¥ 43,008	¥ 33,446	$ 364,475
Nonaccrual loans	180,819	80,721	1,532,364
Accruing loans contractually past due three months or more as to principal or interest payments	36,665	27,564	310,720
Restructured loans	67,554	62,069	572,492
Total	¥ 328,046	¥ 203,800	$ 2,780,051

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which are not recognized on the balance sheets, amounted to ¥72,574 million ($615,034 thousand) and ¥108,401 million at March 31, 2007 and 2006, respectively.

At March 31, 2007 and 2006, the Group had balances related to revolving loan contracts aggregating ¥1,853,125 million ($15,704,449 thousand) and ¥2,068,225 million, respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2007 and 2006, the balances of unadvanced commitments were ¥5,745,183 million ($48,687,992 thousand) and ¥5,598,686 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

05 Installment Accounts Receivable

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2007		2006		2007	
	Receivables	Unearned Income	Receivables	Unearned Income	Receivables	Unearned Income
Credit card shopping loans	¥ 117,222	¥ 1,088	¥ 101,135	¥ 663	$ 993,407	$ 9,220
Per-item shopping loans	112,518	7,181	183,907	13,109	953,542	60,856
Total	¥ 229,740	¥ 8,269	¥ 285,042	¥ 13,772	$ 1,946,949	$ 70,076
Off-balance sheet securitized installment accounts receivable	(54,817)		(75,461)		(464,551)	
Net	¥ 174,923	¥ 8,269	¥ 209,581	¥ 13,772	$ 1,482,398	$ 70,076

In addition, the Group has unearned income of ¥3 million ($25 thousand) and ¥10 million at March 31, 2007 and 2006, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

06 Loan Guarantees and Obligations under Loan Guarantees

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees.

Unearned income relating to loan guarantees was ¥181 million ($1,534 thousand) and ¥239 million at March 31, 2007 and 2006, respectively, which was included in other current liabilities.

07 Operational Investment Securities Held by Venture Capital Subsidiary and Investment Securities

Operational investment and investment securities at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Current-			
Equity securities	¥ 1,837	¥ 1,789	$ 15,568
Non-current:			
Equity securities	¥ 19,591	¥ 28,452	$166,025
Other	1,392	4,290	11,797
Total	¥ 20,983	¥ 32,742	$177,822

The carrying amounts and fair values of operational investment and investment securities at March 31, 2007 and 2006 were as follows:

	Millions of Yen			
	2007			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	¥7,559	¥11,020	¥59	¥18,520

	Millions of Yen			
	2006			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	¥8,552	¥18,209	¥33	¥26,728

	Thousands of U.S. Dollars			
	2007			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale equity securities	$64,059	$93,390	$500	$156,949

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2007 and 2006 were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Available-for-sale:			
Equity securities	¥ 2,908	¥ 3,513	$ 24,644
Investments in limited liability investment partnerships	892	3,790	7,560
Other	500	500	4,237
Total	¥ 4,300	¥ 7,803	$ 36,441

Proceeds from sales of available-for-sale securities for the years ended March 31, 2007 and 2006 were ¥5,070 million ($42,966 thousand) and ¥1,195 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥3,510 million ($29,746 thousand) and ¥346 million for the years ended March 31, 2007 and 2006, respectively, and gross realized losses were ¥92 million ($780 thousand) and ¥98 million for the years ended March 31, 2007 and 2006, respectively.

08 Long-Lived Assets

Year ended March 31, 2007

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2007.

		March 31, 2007	
		Impairment Loss	
Description	Classification	Millions of Yen	Thousands of U.S. Dollars
Office building and residential apartment, for rent	Land, Buildings and structures, Furniture and fixtures and other	¥ 1,307	$ 11,076
Idle real estate	Land, Buildings and structures and other	180	1,525
Outlets which the Company decided to close	Buildings and structures, Furniture and fixtures, Leased property and other	5,318	45,068

The following table summarizes the Group's asset grouping:

Business Classification	Asset Grouping
Financial services and venture capital	Each business entity except for idle real estate and real estate held for sale is the minimum unit. Outlets which the Group decided to close are grouped in another unit.
Real estate business	Each real estate for rent is the minimum unit.

The Group recognized an impairment loss for certain real estate business and idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

	March 31, 2007	
	Loss on Impairment of Long-Lived Assets	
	Millions of Yen	Thousands of U.S. Dollars
Buildings and structures	¥ 3,795	$ 32,161
Furniture and fixtures	1,223	10,364
Land	1,319	11,178
Leased assets	135	1,144
Other	333	2,822
Total	¥ 6,805	$ 57,669

The recoverable amount of each asset grouping was measured as follows;

Real estate for rent and idle real estate — Net selling price calculated based on evaluation of salable price for each asset.

Outlets which the Group decided to close — Their value in use, calculated as the amount equal to the depreciation expenses to be charged through the point of the closure of outlets.

Year ended March 31, 2006

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2006.

March 31, 2006		
Location	Description	Classification
Kyoto-shi, Kyoto Prefecture	Office building for rent	Land, buildings and structures
Osaka-shi, Osaka Prefecture	Residential apartment for rent	Land, buildings and structures
Utsunomiya-shi, Tochigi Prefecture	Idle real estate	Land, buildings and structures
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

The following table summarizes the Group's asset grouping:

Business Classification	Asset Grouping
Financial services and venture capital	Each business entity except for idle real estate and real estate held for sale is the minimum unit.
Real estate business	Each real estate for rent is the minimum unit.

The Group recognized an impairment loss for certain real estate business due to a significant decline in market value of the relevant real estate for rent or operating loss of that unit. The Group also recognized an impairment loss for certain idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

	March 31, 2006
	Loss on Impairment of Long-Lived Assets
	Millions of Yen
Buildings and structures	¥228
Land	516
Total	¥744

The recoverable amount of each asset grouping was measured as follows:

Idle real estate — Net selling price determined by quotation from a real-estate appraiser, agents or others.

Real estate for rent — The higher of its value in use (discount rate used for computation of present value of future cash flows was 1.85%) or net selling price determined by quotation from a real-estate appraiser.

09 Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Commercial paper, 0.23% to 0.28% at March 31, 2006		¥ 25,000	
Loans from banks, 1.18% to 2.18% (0.71% to 1.68% at March 31, 2006)	¥ 16,010	50,560	$ 135,678
Loans from other financial institutions, 1.63% to 1.88% (1.38% at March 31, 2006)	15,000	9,000	127,119
Other (principally from factoring companies and securitized loan), 2.40% (2.30% at March 31, 2006)	60,360	53,640	511,525
Total	¥ 91,370	¥ 138,200	$ 774,322

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans from banks, 0.95% to 2.72%, due serially to 2012 (0.69% to 2.88%, due serially to 2011 at March 31, 2006)	¥ 654,443	¥ 737,068	$ 5,546,127
Loans from other financial institutions, 1.27% to 2.85%, due serially to 2012 (0.69% to 2.90%, due serially to 2011 at March 31, 2006)	173,335	244,416	1,468,940
Syndicated loans, 0.79%, due serially to 2010 (0.62% to 1.48%, due serially to 2010 at March 31, 2006)	11,243	78,068	95,280
Unsecured 1.30% to 3.27% yen straight bonds, due 2006		68,500	
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	43,000	364,407
Unsecured 0.45% to 2.48% yen straight bonds, due 2008	61,000	61,000	516,949
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	68,000	68,000	576,271
Unsecured 0.80% to 3.00% yen straight bonds, due 2010	70,000	70,000	593,220
Unsecured 1.50% to 1.58 % yen straight bonds, due 2011	20,000	20,000	169,492
Unsecured 1.20% to 1.99% yen straight bonds, due 2012 (1.20% to 1.63% at March 31, 2006)	30,000	20,000	254,237
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	84,746
Unsecured 1.99% yen straight bonds, due 2015	10,000	10,000	84,746
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006)		12,500	
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010	108,500	108,500	919,492
Unsecured 6.00% U.S. dollar straight bonds, due 2011	57,600		488,136
Unsecured 2.21% medium-term notes, due 2007		1,000	
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,424
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	127,119
Other (principally from leasing companies and securitized loan), 0.79% to 2.30%, due serially to 2012 (0.32% to 2.30%, due serially to 2011 at March 31, 2006)	103,771	84,494	879,414
Total	¥ 1,438,892	¥ 1,654,546	$12,194,000
Less current portion	(404,241)	(516,325)	(3,425,771)
Long-term debt, less current portion	¥ 1,034,651	¥ 1,138,221	$ 8,768,229

Annual maturities of long-term debt at March 31, 2007 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 404,241	$ 3,425,771
2009	334,682	2,836,288
2010	296,178	2,509,983
2011	221,748	1,879,220
2012	132,178	1,120,153
2013 and thereafter	49,865	422,585
Total	¥ 1,438,892	$ 12,194,000

At March 31, 2007, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥ 423,754	$ 3,591,136
Installment accounts receivable	39,983	338,839
Other current assets	101	856
Property and equipment, net of accumulated depreciation	1,284	10,881
Total	¥ 465,122	$ 3,941,712
Related liabilities:		
Short-term borrowings	¥ 60,360	$ 511,525
Long-term debt (including current portion of long-term debt)	251,729	2,133,297
Total	¥ 312,089	$ 2,644,822

The above table includes loans related to securitized loans of ¥240,427 million ($2,037,517 thousand), and related liabilities (long-term debt including current portion) of ¥103,883 million ($880,364 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥248,077 million ($2,102,347 thousand) as collateral in addition to those shown in the above table. At March 31, 2007, related liabilities for which lending financial institutions can request the Group to pledge additional collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 400	$ 3,390
Long-term debt (including current portion of long-term debt)	234,132	1,984,169
Total	¥ 234,532	$ 1,987,559

At March 31, 2007, other current assets amounting to ¥1,735 million ($14,703 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants, including the amount of equity, the equity ratio and those based on specified operational indexes such as the ratio of loss on interest refunds to equity. As of March 31, 2007, the Company has violated the covenants of one or more securitized borrowings. These securitized borrowings are to be redeemed early in accordance with their contracts, but this will not have a direct impact on the Company's cash flow since the redemptions are funded by collections of loans which are collateral for the securitized borrowings.

10 Retirement and Pension Plans

On September 30, 2004, the Company and a consolidated subsidiary obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a portion representing a non-contributory defined benefit plan which the companies had originally set ("additional portion"). As the termination process, the Company and the consolidated subsidiary transferred pension obligations related to past employee services on the substitutional portion and related assets to the government on March 16, 2005.

Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pension plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefits plan during the year ended March 31, 2005. The consolidated subsidiaries accounted for these transfers from the qualified defined benefit pension plan and severance lump-sum payment plan to defined contribution pension plans in accordance with the provisions specified in the guidance issued by the ASBJ.

During the year ended March 31, 2006, the Company and consolidated subsidiary completed the transfer of the pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which was to be allocated to each beneficiary account. Also a consolidated subsidiary completed the transfer of a defined benefit plan (unfunded severance lump-sum payment plan) to a defined contribution pension plan and prepaid retirement benefits plan, and terminated the defined benefit plan for the year ended March 31, 2006.

As a result, the Company and certain consolidated subsidiaries recorded a gain on transfer of pension plans of ¥421 million for the year ended March 31, 2006 in accordance with the provisions specified in the guidance issued by the ASBJ.

The components of net periodic benefit costs for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Service cost		¥ 47	
Payments for prepaid retirement benefits plan	¥ 661	454	$ 5,602
Premiums for defined contribution pension plan	711	783	6,025
Net periodic benefit costs	1,372	1,284	11,627
Gain on transfer of pension plans		(421)	
Total	¥ 1,372	¥ 863	$ 11,627

11 Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

12 Stock Option

The stock option outstanding as of March 31, 2007 is as follows:

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price	Exercise Period
2004 Stock Option	26 Company's and subsidiaries' directors 426 Company's and subsidiaries' key employees	347,400 shares	June 25, 2004	¥7,774 ($65.88)	From July 1, 2006 To June 30, 2009
2005 Stock Option	31 Company's and subsidiaries' directors 454 Company's and subsidiaries' key employees	374,400 shares	June 24, 2005	¥8,420 ($71.36)	From July 1, 2007 To June 30, 2010

The stock option activity is as follows:

For the year ended March 31, 2007	2001 Stock Option	2004 Stock Option	2005 Stock Option
		(Shares)	
Non-vested			
March 31, 2006 - Outstanding		330,600	357,600
Granted			
Canceled		(1,200)	(6,000)
Vested		(329,400)	
March 31, 2007 - Outstanding			351,600
Vested			
March 31, 2006 - Outstanding	47,000		
Vested		329,400	
Exercised			
Canceled	47,000	(3,600)	
March 31, 2007 - Outstanding		325,800	
Exercise price	¥6,386 ($54.12)	¥7,774 ($65.88)	¥8,420 ($71.36)

13 Loss from and Provision for Business Restructuring

The following table summarizes the components of the Group's loss from business restructuring for the year ended March 31, 2007.

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Loss from business restructuring:		
Special severance payments	¥ 4,058	$ 34,390
Cost related to closure of outlets	2,110	17,881
Other	1,043	8,839
Total	¥ 7,211	$ 61,110

The following table summarizes the components of the Group's provision for business restructuring for the year ended March 31, 2007.

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Provision for business restructuring:		
Cost related to closure of outlets	¥ 5,819	$ 49,314
Re-employment support cost and other	5,498	46,593
Total	¥ 11,317	$ 95,907

14 Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2007 and 2006.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred Tax Assets:			
Allowance for doubtful accounts	¥ 94,944	¥ 1,588	$ 804,610
Allowance for losses on interest refunds	67,950	8,562	575,847
Charge-offs for doubtful accounts	15,442	12,346	130,864
Accrued interest on loans	5,208	3,804	44,136
Tax loss carryforwards	4,415	3,643	37,415
Deferred loss on derivatives under hedge accounting	3,928		33,288
Other	18,123	11,366	153,585
Total	210,010	41,309	1,779,745
Less valuation allowance	(191,778)	(2,468)	(1,625,237)
Total deferred tax assets	18,232	38,841	154,508
Deferred Tax Liabilities:			
Unrealized gain on available-for-sale securities	(4,454)	(7,433)	(37,746)
Other	(199)		(1,686)
Total deferred tax liabilities	(4,653)	(7,433)	(39,432)
Net deferred tax assets	¥ 13,579	¥ 31,408	$ 115,076

Net deferred tax assets included in the consolidated balance sheet at March 31, 2007 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Current assets — Deferred tax assets	¥ 13,771	$ 116,703
Investment and other assets — Deferred tax assets	334	2,831
Long-term liabilities — Deferred tax liabilities	(526)	(4,458)

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of operations for the year ended March 31, 2007 has not been disclosed because of the Group's net loss position.

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the year ended March 31, 2006 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

At March 31, 2007, certain subsidiaries have tax loss carryforwards aggregating approximately ¥10,720 million ($90,848 thousand) which are available for offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2010	¥ 349	$ 2,958
2011	1,872	15,864
2012	609	5,161
2013	463	3,924
2014	7,427	62,941
Total	¥ 10,720	$ 90,848

15 Leases

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments under Finance Leases	Total Rental Expenses	Lease Payments under Finance Leases
Year Ended March 31:				
2007	¥ 19,415	¥ 2,326	$ 164,533	$ 19,712
2006	21,318	3,940		

For the year ended March 31, 2007, the Group recorded an impairment loss on certain leased property held under finance leases that do not transfer ownership as follows:

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Impairment loss	¥135	$1,144

An allowance for impairment loss on leased property is included in other current liabilities.

Pro forma information of leased property including acquisition cost, accumulated depreciation, accumulated impairment loss, obligations under finance leases, depreciation expense, interest expense, and other information of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007 and 2006 was as follows:

	As of March 31, 2007			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥64	¥7,304	¥9	¥7,377
Accumulated depreciation	47	6,085	7	6,139
Accumulated impairment loss		135		135
Net leased property	¥17	¥1,084	¥2	¥1,103

	As of March 31, 2006			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥96	¥12,879	¥9	¥12,984
Accumulated depreciation	55	9,446	5	9,506
Net leased property	¥41	¥ 3,433	¥4	¥ 3,478

	As of March 31, 2007			
	Thousands of U.S. Dollars			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	$542	$61,898	$76	$62,516
Accumulated depreciation	398	51,568	59	52,025
Accumulated impairment loss		1,144		1,144
Net leased property	$144	$ 9,186	$17	$ 9,347

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 771	¥ 2,366	$ 6,534
Due after one year	495	1,261	4,195
Total	¥ 1,266	¥ 3,627	$ 10,729

An allowance for impairment loss on leased property of ¥135 million ($1,144 thousand) as of March 31, 2007 is included in obligations under finance leases.

Depreciation expense and interest expense under finance leases, which are not reflected in the accompanying consolidated statements of operations, computed by the straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Depreciation expense	¥ 2,195	¥ 3,721	$ 18,602
Interest expense	52	122	441

The minimum rental commitments under noncancellable operating leases at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 77	¥ 349	$ 653
Due after one year	9	211	76
Total	¥ 86	¥ 560	$ 729

16 Derivatives

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives are theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

Market value information about derivative instruments at March 31, 2007 was as follows:

	Millions of Yen			
	Notional Amount			
	Total	Due after one year	Fair value	Unrealized loss
Interest rate caps agreements				
Buying	¥60,000	¥60,000		¥68

	Thousands of U.S. Dollars			
	Notional Amount			
	Total	Due after one year	Fair value	Unrealized loss
Interest rate caps agreements				
Buying	$508,475	$508,475		$576

The Group did not disclose market value information about derivative instruments for March 31, 2006 because all derivative instruments qualified for hedge accounting and met specific matching criteria at March 31, 2006. Such derivative instruments may be omitted from disclosure of market value information under Japanese GAAP.

17 Net Income (Loss) Per Share

Reconciliation of the differences between basic and diluted net income (loss) per share ("EPS") for the years ended March 31, 2007 and 2006 is as follows:

	Yen in millions	Thousands of Shares	Yen	Dollars
	Net Income (loss)	Weighted-Average Shares	EPS	
For the year ended March 31, 2007:				
Basic EPS				
Net loss available to common shareholders	**¥(411,251)**	**141,622**	**¥(2,903.85)**	**$(24.61)**
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥ 65,827	141,614	¥ 464.84	
Effect of Dilutive Securities -				
Stock Options		45		
Diluted EPS				
Net income for computation	¥ 65,827	141,659	¥ 464.69	

Diluted net loss per share for the year ended March 31, 2007 was not disclosed because of the Group's net loss position and also because no dilutive securities were outstanding.

18 Subsequent Events

Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2007 were approved by the Board of Directors on May 21, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.25) per share	**¥4,249**	**$36,008**

19 Segment Information

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte. **Shimbashi & Co.**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
AIFUL CORPORATION:

We have audited the accompanying consolidated balance sheets of AIFUL CORPORATION and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIFUL CORPORATION and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu	Shimbashi & Co.
DELOITTE TOUCHE TOHMATSU	SHIMBASHI & CO.
Kyoto, Japan	Osaka, Japan
June 27, 2007	June 27, 2007

NON-CONSOLIDATED BALANCE SHEETS

AIFUL Corporation
Years Ended March 31, 2007 and 2006

ASSETS	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 3) 2007
CURRENT ASSETS:			
Cash and cash equivalents	¥ 75,178	¥ 86,016	$ 637,102
Time deposits	78	78	661
Loans, loan guarantees and receivables			
Loans (Notes 4 and 7)	1,298,612	1,512,717	11,005,186
Loan guarantees	58,914	62,314	499,271
Other receivables	3,776	2,204	32,000
Allowance for doubtful accounts (Note 2.f)	(262,186)	(85,659)	(2,221,915)
Prepaid expenses	2,578	3,343	21,847
Deferred tax assets (Note 11)	9,333	16,502	79,093
Other current assets (Note 7)	52,212	77,406	442,475
Total current assets	1,238,495	1,674,921	10,495,720
PROPERTY AND EQUIPMENT:			
Land	6,762	6,762	57,305
Buildings and structures (Note 6)	24,766	28,846	209,881
Machinery and equipment	161	161	1,364
Furniture and fixtures (Note 6)	22,067	23,146	187,009
Construction in progress (Note 6)	760	399	6,441
Total	54,516	59,314	462,000
Accumulated depreciation	(26,697)	(24,379)	(226,246)
Net property and equipment	27,819	34,935	235,754
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 5)	18,879	27,764	159,992
Investments in and advances to subsidiaries (Note 12)	388,096	423,860	3,288,949
Claims in bankruptcy (Note 4)	33,518	28,542	284,051
Software, net	11,993	11,638	101,636
Lease deposits	8,469	8,833	71,771
Long-term prepayments	1,545	2,756	13,093
Deferred losses on hedging instruments, mainly interest rate swaps		10,230	
Other assets (Note 6)	1,778	2,343	15,068
Allowance for doubtful accounts	(69,765)	(21,339)	(591,229)
Total investments and other assets	394,513	494,627	3,343,331
TOTAL	¥ 1,660,827	¥ 2,204,483	$ 14,074,805

See notes to non-consolidated financial statements.

LIABILITIES AND EQUITY	Millions of Yen 2007	2006	Thousands of U.S. Dollars (Note 3) 2007
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	¥ 16,000	¥ 53,000	$ 135,593
Current portion of long-term debt (Note 7)	300,601	408,797	2,547,466
Trade notes payable	31	3,991	263
Trade accounts payable	10,698	6,483	90,661
Obligation under loan guarantees	58,914	62,314	499,271
Income taxes payable	38	21,163	322
Accrued expenses	5,924	6,707	50,203
Allowance for losses on interest refunds (Note 2.*l*)		17,020	
Allowance for losses from business restructuring (Note 10)	4,381		37,127
Allowance for clean-up costs of contaminated land	630		5,339
Other current liabilities	1,313	1,670	11,128
Total current liabilities	398,530	581,145	3,377,373
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 7)	874,360	975,764	7,409,831
Liability for retirement benefits (Note 2.*h*)	1,255	1,279	10,636
Deferred tax liabilities (Note 11)	426	3,760	3,610
Allowance for losses on interest refunds (Note 2.*l*)	122,956		1,042,000
Interest rate swaps	8,193	9,462	69,432
Other long-term liabilities	102	156	864
Total long-term liabilities	1,007,292	990,421	8,536,373
EQUITY (Notes 8 and 15):			
Common stock, authorized, 568,140,000 shares in 2007, and 373,500,000 shares in 2006; issued, 142,035,000 shares in 2007 and 2006	83,317	83,317	706,076
Capital surplus -			
Additional paid-in capital	90,225	90,225	764,619
Retained earnings:			
Legal reserve	1,566	1,566	13,271
Unappropriated	82,241	450,138	696,958
Net unrealized gain on available-for-sale-securities	6,376	10,636	54,034
Deferred loss on derivatives under hedge accounting	(5,752)		(48,746)
Treasury stock, at cost— 412,835 shares in 2007 and 412,124 shares in 2006	(2,968)	(2,965)	(25,153)
Total equity	255,005	632,917	2,161,059
TOTAL	¥ 1,660,827	¥ 2,204,483	$ 14,074,805

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

AIFUL Corporation
Years Ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2007	2006	2007
INCOME:			
Interest on loans	¥ 292,669	¥ 333,541	$ 2,480,246
Interest on loan guarantees	5,052	4,426	42,813
Interest on deposits, securities and other	4,863	5,274	41,212
Recovery of loans previously charged off	1,841	4,299	15,602
Gain on transfer of pension plan (Note 2.*h*)		284	
Other income	5,273	3,109	44,686
Total income	309,698	350,933	2,624,559
EXPENSES:			
Interest on borrowings	26,030	28,347	220,593
Charge-offs and provision for doubtful accounts	363,482	103,520	3,080,356
Salaries and other employees' benefits	27,819	28,710	235,754
Advertising expenses	5,733	16,534	48,585
Rental expenses (Note 13)	11,613	12,622	98,415
Commissions and fees	11,450	14,024	97,034
Depreciation and amortization	8,641	7,588	73,229
Loss on write-down of investments in subsidiaries	21,701		183,907
Provision for losses on interest refunds (Note 2.*l*)	122,956	17,020	1,042,000
Loss on interest refunds	11,195	10,603	94,873
Loss on impairment of long-lived assets (Note 6)	3,128		26,508
Loss from and provision for business restructuring (Note 10)	8,798		74,559
Provision for clean-up costs of contaminated land	630		5,339
Other expenses	27,685	28,186	234,619
Total expenses	650,861	267,154	5,515,771
INCOME (LOSS) BEFORE INCOME TAXES	(341,163)	83,779	(2,891,212)
INCOME TAXES (Note 11):			
Current	7,564	41,576	64,101
Deferred	10,672	(8,179)	90,441
Total income taxes	18,236	33,397	154,542
NET INCOME (LOSS)	¥ (359,399)	¥ 50,382	$ (3,045,754)

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.*v* and 14):			
Basic net income (loss)	¥ (2,537.73)	¥ 355.77	$ (21.51)
Diluted net income		355.65	
Cash dividends applicable to the year	60.00	60.00	0.51

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AIFUL Corporation
Years Ended March 31, 2007 and 2006

	Thousands	Millions of Yen							
			Capital Surplus	Retained Earnings					
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropiated	Net Unrealized Gain on Available-for-sale Securities	Deferred loss on Derivatives under Hedge Accounting	Treasury Stock	Total Equity
BALANCE AT APRIL 1, 2005	94,690	¥83,317	¥90,225	¥1,566	¥406,979	¥5,285		¥(3,064)	¥584,308
Net income					50,382				50,382
Cash dividends paid, ¥60 per share					(7,080)				(7,080)
Bonuses to directors and corporate auditors					(127)				(127)
Net unrealized gain on available-for-sale securities						5,351			5,351
Net decrease in treasury stock (14,573 shares)					(16)			99	83
Stock split (Note 8)	47,345								
BALANCE AT MARCH 31, 2006	142,035	¥83,317	¥90,225	¥1,566	¥450,138	¥10,636		¥(2,965)	¥632,917
Net loss					(359,399)				(359,399)
Cash dividends paid, ¥60 per share					(8,498)				(8,498)
Net increase in treasury stock (711 shares)								(3)	(3)
Net change in the period						(4,260)	¥(5,752)		(10,012)
BALANCE AT MARCH 31, 2007	**142,035**	**¥83,317**	**¥90,225**	**¥1,566**	**¥82,241**	**¥6,376**	**¥(5,752)**	**¥(2,968)**	**¥255,005**

	Thousands of U.S. Dollars (Note 3)							
		Capital Surplus	Retained Earnings					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropiated	Net Unrealized Gain on Available-for-sale Securities	Deferred loss on Derivatives under Hedge Accounting	Treasury Stock	Total Equity
BALANCE AT MARCH 31, 2006	$706,076	$764,619	$13,271	$3,814,729	$90,136		$(25,127)	$5,363,704
Net loss				(3,045,754)				(3,045,754)
Cash dividends paid, $0.51 per share				(72,017)				(72,017)
Net increase in treasury stock (711 shares)							(26)	(26)
Net change in the period					(36,102)	$(48,746)		(84,848)
BALANCE AT MARCH 31, 2007	**$706,076**	**$764,619**	**$13,271**	**$696,958**	**$54,034**	**$(48,746)**	**$(25,153)**	**$2,161,059**

See notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AIFUL Corporation
Years Ended March 31, 2007 and 2006

01 Basis of Presenting Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of AIFUL Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The non-consolidated statements of shareholders' equity, which were previously voluntarily prepared in line with the international accounting practice, are now required under Japanese GAAP and have been renamed "the non-consolidated statements of changes in equity" from the current fiscal year.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2006 financial statements to conform to the classifications used in 2007.

02 Summary of Significant Accounting Policies

a. Non-Consolidation — The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost, except for investments in subsidiaries which are limited liability investment partnerships and other similar partnerships (see Note 2.*d*).

b. Business Combination — In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "*Accounting for Business Combinations*", and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "*Accounting Standard for Business Separations*" and ASBJ Guidance No. 10, "*Guidance for Accounting Standard for Business Combinations and Business Separations*". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

On March 26, 2007, the Company merged id CREDIT CORPORATION and NET ONE CLUB CORPORATION, which were wholly owned subsidiaries of the Company. The accounting for combinations of entities under common control prescribed by the new accounting standard for business combinations was applied to it.

c. Cash Equivalents — Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

d. Investment Securities — Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. Property and Equipment — Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 3 to 20 years for furniture and fixtures.

f. Long-Lived Assets — In August 2002, the BAC issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the ASBJ issued ASBJ Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g. Software — Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. Liability for Retirement Benefits — The Company has a defined contribution pension plan and a prepaid retirement benefits plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to the prepaid retirement benefits plan are charged to income when made.

On September 30, 2004, the Company obtained approval from the Ministry of Health, Labour and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a pension portion representing a non-contributory defined benefit plan which the Company has originally set ("additional portion").

As the termination process, the Company transferred pension obligation related to past employee services on the substitutional portion and related assets to the government on March 16, 2005.

During the year ended March 31, 2006, the Company completed the transfer of pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which are to be allocated to each beneficiary account. As a result, the Company recorded a gain on transfer of pension plans of ¥284 million in accordance with the provisions specified in the guidance issued by ASBJ for the year ended March 31, 2006.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits in the non-consolidated balance sheet is for directors and corporate auditors.

i. Allowance for Doubtful Accounts — The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

j. Allowance for Clean-up Costs of Contaminated Land — The allowance for clean-up costs of contaminated land is provided for losses on cleaning up soil contamination discovered in some portion of the Company's land for sale and is based on the estimated amount of future costs to be paid.

k. Allowance for Losses from Business Restructuring — The allowance for losses from business restructuring is provided at an estimated amount of future costs related to liquidation of outlets and other restructuring activities.

l. Allowance for Losses on Interest Refunds — The limit of interest rates is regulated by two laws — "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. The latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principal amounts under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are void. However, under the "Moneylending Business Restriction Law", such interest payments are nonetheless considered to be valid if moneylenders issue notices as prescribed by the law to debtors and debtors pay voluntarily. Recent strict interpretation by the courts of these requirements has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

On March 15, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company has loaned money at rates between the limit set by the two laws, and has in the past charged refund costs to income as incurred. However, the growing number of claims against the Company has increased the materiality of the financial effects of the situation. So, the Company decided to record a provision of ¥17,020 million ("Allowance for losses on interest refunds") for interest refunds for the fiscal year ended March 31, 2006.

On October 13, 2006, the industry practice committee of the JICPA issued its Report No. 37 "Audit Guidelines for Consumer Finance Companies' Recording of Provision for Losses on Interest Refunds," which became effective for accounting periods ending on or after September 1, 2006. The Company changed the method of estimating allowance for losses on interest refunds in accordance with the new audit guidelines.

The difference between the amount of allowance for losses on interest refunds estimated and recorded as of the beginning of the current fiscal year ending March 31, 2007 in accordance with the report issued on March 15, 2006 and the amount estimated as of the beginning of the current fiscal year ending March 31, 2007 in accordance with Report No. 37, is recorded as "Charge-offs and provision for doubtful accounts" in the amount of ¥99,179 million ($840,500 thousand) and "Provision for loss on interest refunds" in the amount of ¥57,070 million ($483,644 thousand) in the non-consolidated statements of operations for the year ended March 31, 2007. At March 31, 2007, the Company recorded an allowance of ¥122,956 million ($1,042,000 thousand) as "Allowance for losses on interest refunds". In addition, the estimated amount of interest refunds of ¥167,530 million ($1,419,746 thousand) which are expected to be preferentially set off against loans is recorded as "Allowance for doubtful accounts" for the Company.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience and the recent situation regarding interest refunds.

m. **Leases** — All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

n. **Income Taxes** — The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

o. **Presentation of Equity** — On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets are now presented as components of equity. Such items include stock acquisition rights and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

The non-consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

p. **Appropriations of Retained Earnings** — Appropriations of retained earnings are reflected in the non-consolidated financial statements for the year following the Board of Directors' approval.

q. **Foreign Currency Transactions** — All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

r. **Interest on Loans** — Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

s. **Interest on Borrowings** — Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

t. **Bond Issue Costs** — Amortization is calculated by the straight-line method over the term of the related bond issue. Bond issue costs related to bonds which were issued by March 31, 2006 are amortized ratably over periods up to three years. Bond issue costs are included in other assets.

u. **Derivatives and Hedging Activities** — The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of operations, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts is recognized and included in interest expenses or income.

v. **Per Share Information** — Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were converted into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

w. **New Accounting Pronouncements**

Lease Accounting — On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

03 Translation into United States Dollars

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

04 Loans

Loans at March 31, 2007 and 2006 consisted of the following (before allowance for doubtful accounts):

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Unsecured	¥ 995,077	¥ 1,133,083	$ 8,432,856
Secured	274,788	341,153	2,328,712
Small business loans	28,747	38,481	243,618
Total	¥ 1,298,612	¥ 1,512,717	$ 11,005,186

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans in legal bankruptcy	¥ 36,936	¥ 30,309	$ 313,017
Nonaccrual loans	142,932	63,877	1,211,288
Accruing loans contractually past due three months or more as to principal or interest payments	20,362	15,667	172,559
Restructured loans	37,903	36,383	321,212
Total	¥ 238,133	¥ 146,236	$ 2,018,076

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2007 and 2006, the Company had balances related to revolving loan contracts aggregating ¥1,232,448 million ($10,444,475 thousand) and ¥1,423,276 million, respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2007 and 2006, the balances of unadvanced commitments were ¥330,213 million ($2,798,415 thousand) and ¥569,218 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

05 Investment Securities

Disclosure of cost and fair value of investment securities at March 31, 2007 and 2006 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

06 Long-Lived Assets

The Company reviewed their long-lived assets for impairment, and as a result, recognized an impairment loss for the following long-lived assets related to its business-restructuring program for the year ended March 31, 2007.

		March 31, 2007	
		Impairment loss	
Description	Classification	Millions of Yen	Thousands of U.S. Dollars
Outlets which the Company decided to close	Buildings and structures, Furniture and fixtures and other	¥ 3,128	$ 26,508

The following table summarizes the Company's asset grouping:

Business Classification	Asset Grouping
Financial services	Financial services are one unit. Outlets which the Company decided to close are grouped in another separate unit.

The following table summarizes the components of the Company's loss on impairment of long-lived assets:

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Buildings and structures	¥ 2,106	$ 17,847
Furniture and fixtures	885	7,500
Other	137	1,161
Total	¥ 3,128	$ 26,508

The recoverable amount was measured at their value in use, calculated as the amount equal to the depreciation expense to be charged through the point of the closure of outlets.

No impairment loss was recognized for the year ended March 31, 2006.

07 Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans from banks, 1.18% to 1.37% (0.71% to 1.38% at March 31, 2006)	¥ 13,000	¥ 50,000	$ 110,169
Loans from other financial institutions, 1.88% (1.38% at March 31, 2006)	3,000	3,000	25,424
Total	¥ 16,000	¥ 53,000	$ 135,593

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans from banks, 0.95% to 2.65%, due serially to 2012 (0.69% to 2.88%, due serially to 2011 at March 31, 2006)	¥ 446,011	¥ 528,144	$ 3,779,754
Loans from other financial institutions, 1.27% to 2.85%, due serially to 2012 (0.69% to 2.90%, due serially to 2011 at March 31, 2006)	133,043	202,052	1,127,483
Syndicated Loans, 0.79%, due serially to 2010 (0.62% to 1.48%, due serially to 2010 at March 31, 2006)	11,243	73,368	95,280
Unsecured 1.30% to 3.27% yen straight bonds, due 2006		68,500	
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	43,000	364,407
Unsecured 0.45% to 2.48% yen straight bonds, due 2008	61,000	61,000	516,949
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	58,000	58,000	491,525
Unsecured 0.80% to 3.00% yen straight bonds, due 2010	70,000	70,000	593,220
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000	20,000	169,492
Unsecured 1.20% to 1.99% yen straight bonds, due 2012 (1.20% to 1.63% at March 31, 2006)	30,000	20,000	254,237
Unsecured 1.99% yen straight bonds, due 2013	10,000	10,000	84,746
Unsecured 1.99% yen straight bonds, due 2015	10,000	10,000	84,746
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006)		12,500	
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010	108,500	108,500	919,492
Unsecured 6.00% U.S. dollar straight bonds, due 2011	57,600		488,136
Unsecured 2.21% medium-term notes, due 2007		1,000	
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,424
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	127,119
Other (principally from leasing companies and securitized loan), 0.79% to 2.30%, due serially to 2012 (0.32% to 2.30%, due serially to 2011 at March 31, 2006)	¥ 98,564	¥ 80,497	$ 835,287
Total	1,174,961	1,384,561	9,957,297
Less current portion	(300,601)	(408,797)	(2,547,466)
Long-term debt, less current portion	¥ 874,360	¥ 975,764	$ 7,409,831

Annual maturities of long-term debt at March 31, 2007 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 300,601	$ 2,547,466
2009	241,028	2,042,610
2010	251,124	2,128,170
2011	203,628	1,725,661
2012	128,715	1,090,805
2013 and thereafter	49,865	422,585
Total	¥ 1,174,961	$ 9,957,297

At March 31, 2007, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥ 314,882	$ 2,668,492
Other current assets	101	856
Total	¥ 314,983	$ 2,669,348
Related liabilities -		
Long-term debt (including current portion of long-term debt)	¥ 172,866	$ 1,464,966

The above table includes loans related to securitized loans of ¥240,427 million ($2,037,517 thousand), and related liabilities (long-term debt including current portion) of ¥103,883 million ($880,364 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥171,159 million ($1,450,500 thousand) as collateral in addition to those shown in the above table. At March 31, 2007, related liabilities for which lending financial institutions can request the Company to pledge additional collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	¥157,470	$1,334,492

At March 31, 2007, other current assets amounting to ¥1,735 million ($14,703 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's loans from banks and securitized borrowings is subject to accelerated repayment if the Company fails to meet certain financial covenants including the amount of equity, the equity ratio and those based on specified operational indexes such as the ratio of loss on interest refunds to equity. As of March 31, 2007, the Company has violated the covenants of one or more securitized borrowings. These securitized borrowings are to be redeemed early in accordance with their contracts, but this will not have a direct impact on the Company's cash flow since the redemptions are funded by collections of loans which are collateral for the securitized borrowings.

08 Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

09 Stock Option

Disclosure of stock option outstanding at March 31, 2007 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

10 Loss from and Provision for Business Restructuring

The following table summarizes the components of the Company's loss from business restructuring for the year ended March 31, 2007.

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Loss from business restructuring:		
Special severance payments	¥ 2,753	$ 23,331
Cost related to closure of outlets	1,267	10,737
Other	397	3,364
Total	¥ 4,417	$ 37,432

The following table summarizes the components of the Company's provision for business restructuring for the year ended March 31, 2007.

	2007	
	Millions of Yen	Thousands of U.S. Dollars
Provision for business restructuring:		
Cost related to closure of outlets	¥ 4,115	$ 34,873
Re-employment support cost and other	266	2,254
Total	¥ 4,381	$ 37,127

11 Income Taxes

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2007 and 2006.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2007 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred Tax Assets:			
Allowance for doubtful accounts	¥ 90,111	¥ 597	$ 763,653
Allowance for losses on interest refunds	49,896	6,907	422,847
Investments in subsidiaries	8,806		74,627
Charge-offs for doubtful loans	6,065	4,310	51,398
Deferred loss on derivatives under hedge accounting	3,929		33,297
Accrued interest on loans	3,737	2,625	31,669
Other	7,058	5,567	59,814
Less valuation allowance	(156,141)		(1,323,229)
Deferred tax assets	¥ 13,461	¥ 20,006	$ 114,076
Deferred Tax Liabilities:			
Unrealized gain on available-for-sale securities	¥ (4,355)	¥ (7,264)	$ (36,907)
Other	(199)		(1,686)
Deferred tax liabilities	¥ (4,554)	¥ (7,264)	$ (38,593)
Net deferred tax assets	¥ 8,907	¥ 12,742	$ 75,483

Net deferred tax assets included in the non-consolidated balance sheet at March 31, 2007 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Current assets — Deferred tax assets	¥ 9,333	$ 79,093
Long-term liabilities — Deferred tax liabilities	(426)	(3,610)

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of operation for the year ended March 31, 2007 has not been disclosed because of the Company's net loss position.

As the differences between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of operations for the year ended March 31, 2006 are not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

12 Related Party Transactions

The balances due from subsidiaries at March 31, 2007 and 2006 and transactions of the Company with subsidiaries for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Advances to subsidiaries	¥ 277,503	¥ 288,525	$ 2,351,720
Interest income	4,482	5,013	37,983

13 Leases

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments under Finance Leases	Total Rental Expenses	Lease Payments under Finance Leases
Year Ended March 31:				
2007	¥ 11,613	¥ 250	$ 98,415	$ 2,119
2006	12,622	832		

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007 and 2006 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
	Furniture and Fixtures	Furniture and Fixtures	Furniture and Fixtures
Acquisition cost	¥ 277	¥ 1,357	$ 2,348
Accumulated depreciation	219	1,166	1,856
Net leased property	¥ 58	¥ 191	$ 492

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 44	¥ 180	$ 373
Due after one year	18	16	152
Total	¥ 62	¥ 196	$ 525

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of operations, computed under a straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Depreciation expense	¥ 240	¥ 803	$ 2,034
Interest expense	3	9	25

The minimum rental commitments under non-cancelable operating leases at March 31, 2007 were as follows.

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥ 20	¥ 241	$ 170
Due after one year	5	147	42
Total	¥ 25	¥ 388	$ 212

14 Net Income (Loss) Per Share

Reconciliation of the differences between basic and diluted net income (loss) per share ("EPS") for the years ended March 31, 2007 and 2006 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net Income (loss)	Weighted-Average Shares	EPS	
For the year ended March 31, 2007:				
Basic EPS				
Net loss available to common shareholders	**¥(359,399)**	**141,622**	**¥(2,537.73)**	**$(21.51)**
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥ 50,382	141,614	¥ 355.77	
Effect of Dilutive Securities -				
Stock Options		45		
Diluted EPS				
Net income for computation	¥ 50,382	141,659	¥ 355.65	

Diluted net loss per share for the year ended March 31, 2007 was not disclosed because of the Company's net loss position and also because no dilutive securities were outstanding.

15 Subsequent Events

Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2007 were approved by the Board of Directors on May 21, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.25) per share	¥4,249	$36,008

Deloitte. Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
AIFUL CORPORATION:

We have audited the accompanying non-consolidated balance sheets of AIFUL CORPORATION as of March 31, 2007 and 2006, and the related non-consolidated statements of operations and changes in equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of AIFUL CORPORATION as of March 31, 2007 and 2006, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2007

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2007

GROUP NETWORK (AS OF MARCH 31, 2007)

Companies / URL (Japanese only)		Business Classification	Equity Position (%)
AIFUL CORPORATION http://www.aiful.jp http://www.ir-aiful.com	 	Unsecured loans / Home equity loans / Small business loans (High risk) / Loan guarantees	—
LIFE Co., Ltd. http://www.lifecard.co.jp		Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans	95.9
BUSINEXT CORPORATION http://www.businext.co.jp		Small business loans (Middle risk) / Home equity loans	60.0
City's Corporation http://www.citys.co.jp		Small business loans (High risk) / Home equity loans	100.0

Companies	URL (Japanese only)	Business Classification	Equity Position (%)
TRYTO CORPORATION	http://www.365157.jp	Unsecured loans (High risk) / Home equity loans	100.0
Wide Corporation	http://www.wide-net.co.jp	Unsecured loans (High risk) / Home equity loans	100.0
TCM. Co. Ltd.	http://e-tcm.jp	Unsecured loans (High risk)	100.0
Passkey Co., Ltd.	http://www.passkey.co.jp	Unsecured loans (High risk) / Home equity loans	100.0
AsTry Loan Services Corporation	http://www.astry-s.co.jp	Debt collection (Servicer)	86.0
New Frontier Partners Co., Ltd.	http://www.nf-partners.co.jp	Venture capital	100.0
Marutoh KK	http://www.marutoh.com	Real estate business	100.0

INVESTOR INFORMATION (As of March 31, 2007)

Corporate Profile

Corporate Name	AIFUL CORPORATION
Address of Head Office	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Date of Establishment	April 1967
Common Stock	¥83,317 million
Number of Employee	Non Consolidated: 3,046 Consolidated: 6,477

Stock Listing

Tokyo Stock Exchange	The First Section
Osaka Securities Exchange	The First Section
Securities Code	8515

Shareholders Information

Number of Shares of Common Stock

Authorized	568,140,000 shares
Issued and Outstanding	142,035,000 shares
Number of Shareholders	14,245
Independent Auditors	Deloitte Touche Tohmatsu Shimbashi & Co.
Transfer Agent and Registar	The Sumitomo Trust & Banking Co., Ltd.

For Further Information and Additional Copies of This Annual Report, Please Contact

Investor Relation Section
Tokyo Office 8th-Floor Toho-Hibiya Bldg.
(Hibiya Chanter), 1-2-2
Yurakucho, Chiyoda-ku, Tokyo 100-0006 Japan
Phone: +81-3-4503-6100 Facsimile: +81-3-4503-6109
E-mail: ir@aiful.co.jp

Transition of a Stock Price and Volume of Trading (January 2004–March 2007)



(Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
(Thousands of shares)
40,000
30,000
20,000
10,000
0
04
05
06
07
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3



Investor Relations Website

To improve its disclosure activities, AIFUL maintains an IR section within its website that contains not only operating results and other statistics, but also the corporate philosophy, management strategy, data on the consumer finance market and business alliances, and other types of information that go beyond financial statements.

http://www.ir-aiful.com/english

AIFUL CORPORATION

http://www.ir-aiful.com/english



EXHIBIT3 (i)

May 9, 2007

Year-End Financial Statements (Consolidated)

For the fiscal year ended March 2007

AIFUL Corporation — Stock Listings: 1st Section of Tokyo and Osaka Stock Exchanges
Stock Code: 8515 — URL http://www.aiful.co.jp
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 4503 - 6050

Scheduled date of convention of ordinary general meeting of shareholders: June 27, 2007
Scheduled date of commencement of dividend payments: June 28, 2007
Scheduled date of submission of financial report: June 28, 2007

I. Consolidated Business Results for the Year Ended March 31, 2007

(April 1, 2006 – March 31, 2007)

1. Consolidated Operating Results

Note: Amounts in financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (loss)		Ordinary Income (loss)		Net Income (loss)	
Fiscal year ended March 31, 2007	499,031	(9.2)%	(163,801)	-	(163,092)	-	(411,250)	-
Fiscal year ended March 31, 2006	549,547	6.0%	125,116	(7.1)%	126,964	(6.2)%	65,827	(13.1)%

	Net Income (loss) per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio (%)	Ordinary Income to Total Assets Ratio (%)	Operating Income to Operating Revenue Ratio (%)
Fiscal year ended March 31, 2007	(2,903.85)	-	(88.1)	(6.5)	(32.8)
Fiscal year ended March 31, 2006	464.84	464.69	8.2	4.7	22.8

Reference: Equity method investment gain or loss for: Fiscal year ended March 31, 2007: - million yen
Fiscal year ended March 31, 2006: - million yen

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal year ended March 31, 2007	2,214,559	257,144	11.4	1,777.44
Fiscal year ended March 31, 2006	2,790,969	681,694	24.4	4,813.45

Reference: Shareholders' equity for: Fiscal year ended March 31, 2007: 251,724 million yen
Fiscal year ended March 31, 2006: - million yen

3. Consolidated Cash Flows

(In millions of yen)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Year
Fiscal year ended March 31, 2007	250,558	13,498	(271,390)	127,089
Fiscal year ended March 31, 2006	(25,944)	(60,019)	111,185	134,376

II. Dividend Information

(Record date)	Dividend per Share (Yen) Interim	Year-end	Annual	Total Annual Dividends (Million Yen)	Dividend Payout Ratio (Consolidated, %)	Dividend on Equity Ratio (Consolidated, %)
Fiscal year ended March 31, 2006	30.00	30.00	60.00	8,496	12.9	1.1
Fiscal year ended March 31, 2007	30.00	30.00	60.00	8,497	–	1.8
Fiscal year ending March 31, 2008 (Forecast)	20.00	20.00	40.00		17.7	

III. Full Year Consolidated Forecast (April 1, 2007 - March 31, 2008)

(In millions of yen, except where noted; Percentage figures show year-on-year growth for the full year and growth compared to the same period the previous year for the interim period.)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
Interim	218,919	(16.5)%	19,297	(30.4)%	19,301	(31.4)%	20,756	–	146.56
Full year	409,858	(17.9)%	29,997	–	30,000	–	32,049	–	226.30

IV. Other

(1) Transfers of leading subsidiaries during the fiscal year (transfers of specified subsidiaries accompanied by changes in the scope of consolidation): None

(2) Changes in accounting principles, procedures and methods of presentation relating to the preparation of consolidated financial statements (Recorded under Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements)

(a) Changes accompanying amendments to accounting standards: Yes
(b) Changes other than those in (a): None
Note: Please refer to Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements on page 26 for details.

(3) Number of shares issued and outstanding (Common stock)

(a) Number of shares issued and outstanding at end of fiscal year (including treasury stock)

Year ended March 31, 2007: 142,035,000 shares
Year ended March 31, 2006: 142,035,000 shares

(b) Number of shares of treasury stock issued and outstanding at end of fiscal year

Year ended March 31, 2007: 412,835 shares
Year ended March 31, 2006: 412,124 shares

Note: Please refer to Per Share Information on page 37 for the number of shares used in the computation of consolidated net income per share.

(Reference) Highlights of Non-Consolidated Business Results

I. Non-Consolidated Business Results for the Year Ended March 31, 2007
(April 1, 2006 – March 31, 2007)

1. Non-Consolidated Operating Results

(In millions of yen, except where noted; percentage figures show year-on-year growth.)

	Operating Revenue		Operating Income (loss)		Ordinary Income (loss)		Net Income (loss)	
Fiscal year ended March 31, 2007	300,755	(12.4)%	(106,937)	–	(101,225)	–	(359,399)	–
Fiscal year ended March 31, 2006	343,515	0.9%	87,548	(18.6)%	94,632	(15.9)%	50,381	(25.1)%

	Net Income (loss) per Share (Yen)	Diluted Net Income per Share (Yen)
Fiscal year ended March 31, 2007	(2,537.73)	–
Fiscal year ended March 31, 2006	355.77	355.65

2. Non-Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal year ended March 31, 2007	1,660,826	255,005	15.4	1,800.60
Fiscal year ended March 31, 2006	2,204,482	632,917	28.7	4,469.03

Reference: Shareholders' equity for: Fiscal year ended March 31, 2007: 255,005 million yen
Fiscal year ended March 31, 2006: - million yen

II. Full Year Non-Consolidated Forecast (April 1, 2007 - March 31, 2008)

(In millions of yen, except where noted; Percentage figures show year-on-year growth for the full year and growth compared to the same period the previous year for the interim period.)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
Interim	127,470	(20.1)%	9,810	(49.5)%	12,543	(43.7)%	18,910	–	133.52
Full year	241,860	(19.6)%	14,381	–	20,000	–	38,136	–	269.28

* Explanation and other important precautions concerning the proper use of business results forecasts
(Precautions concerning forward-looking statements)
The forward-looking statements, including business results forecasts, contained in these materials are based on data that is currently available and certain assumptions that the Company deems to be reasonable. Actual results may vary significantly for a number of reasons. Please refer to 1. Operating Results (1) Analysis of Operating Results on page 4 for the assumptions that form the basis of business results forecasts and for precautions regarding the use of business results forecasts.

Supplementary Data

I. Operating Results

1. Analysis of Operating Results

The Japanese economy continued its tone of moderate recovery during the fiscal year under review, with private-sector investment maintaining a high level backed by strong corporate earnings, and with an improving employment environment, although personal consumption did not see enough strength to achieve a full recovery.

Meanwhile, in the consumer finance industry, Japan's Law to Partially Amend the Money Lending Business Control and Regulation Law ("Money Lending Business Control Law") was approved and promulgated in December 2006, and is scheduled to be fully enforced by June 2010. It includes the lowering of the maximum interest rate under Japan's Capital Subscription Law, restrictions on aggregate loan amounts, and restrictions on practices. Moreover, with the response to claims for interest repayments that are continuing to rise, the operating environment has become increasingly challenging.

In this environment, the AIFUL Group earnestly accepts the administrative penalties imposed in April 2004 and has been concentrating on a range of efforts aimed at restoring confidence based on the strengthening of its compliance framework. At the same time, AIFUL is undertaking radical reform of its cost structure, including the restructuring of Group organizations and the recruitment of voluntary retirees, in order to deliver even more secure and reliable low-interest rate products to customers.

A. Operations

(1) AIFUL Corporation

During the fiscal year under review, the entire Company has been united in taking such steps as boosting internal control and establishing various regulations and rules to prevent a recurrence of legal infringements and strengthen its compliance framework.

In addition, in its response to the going into force of Japan's Money Lending Business Control Law, the AIFUL Group will realize a 1000-outlet structure by September 2007 through large-scale closure and amalgamation of outlets as well as undertaking cost structure reform.

Consolidated operating results during the fiscal year under review in the loan business by product are as follows.

i) Unsecured Loans
There were 309,000 new applications during the fiscal year under review, a decrease of 40.5% compared to last year as a result of self-restraint in advertising in response to the administrative penalties, and new account acquisitions were 155,000, down 54.1% year-on-year. Unsecured loans outstanding stood at 995,077 million yen, down 12.2% compared to the end of the previous fiscal year.

ii) Home Equity Loans and Small Business Loans
The balance of loans outstanding at the end of the fiscal year for the Company's other products stood at 274,787 million yen, down 19.5% compared to the end of the previous fiscal year, for home equity loans, and 28,747 million yen, down 25.3%, for small business loans.

iii) Credit Guarantees Business
At the end of the fiscal year, AIFUL's guarantee partners numbered 43 unsecured personal loan companies and 58 small business unsecured loan companies, and the balance of customers' liabilities for acceptances and guarantees stood at 58,914 million yen, marking a decline of 5.5% compared with the end of the previous fiscal year.

(2) LIFE Co., Ltd.

During the fiscal year under review, following on from the last fiscal year, LIFE has continued working to further strengthen its business capabilities, focusing on the credit card operations that the company has positioned as its core business.

i) Credit Cards Business
In the credit card business, LIFE has been seeking to strengthen its own cards through such means as commencing the issue of LIFE Card Gold, the company's first premium card offering the highest level of indemnity and enhanced care and support functions. Meanwhile, the company has further expanded its credit card operations through the issue of a range of co-branded cards. As a result, the total number of credit card holders at the end of the fiscal year rose 960,000 to 14,060,000.

ii) Per-item Credit Business
In its per-item credit business, LIFE has taken measures to make screening standards for affiliated outlets more rigorous in light of social problems that include deceptive trade practices by home renovators that target the elderly.

iii) Credit Guarantees Business
At the end of the fiscal year, the number of guarantee partners stood at 129, and LIFE has continued to boost sales of bank loan guarantee products. In addition, in the area of new guarantee products, the company began handling the LIFE Business Loan, a new product aimed at small business, in November 2006.

iv) Consumer Finance Business
As new products in its consumer finance business, LIFE commenced the Real Estate Secured Loan for Business Proprietors in December 2006 and the LIFE Special Purpose in March 2007, and the company is aiming to further increase its acquisition of new cardholders by enhancing the product lineup at its outlets in the future.

v) Branch Network
The company's cash services channels allow access to 142,246 cash dispensers and ATMs at 471 partner companies.

In order to adapt to the changes in the industry environment, which has become increasing challenging as a result of legal amendments and other factors, LIFE has embarked on business structure reform, and the company completed the reorganization of its outlets as of March 31, 2007. As a result, from April 1, the branch network consists of 11 branches, 12 LIFE Card outlets, and 41 staffed and 74 unstaffed Cash Plaza outlets.

Meanwhile, the volume of business during the fiscal year was up 19.2% year-on-year to 568,026 million yen for credit card shopping, down 70.3% to 36,268 million yen for per-item credit, down 18.8% to 24,390 million yen for credit guarantees, and down 8.0% to 319,871 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Finance Business
Businext has been striving to further enhance its services with the opening of the Yokohama branch (Kanagawa Prefecture) and the Omiya Branch (Saitama Prefecture) in April 2006 and the Kobe Branch (Hyogo Prefecture) in July as well as commencing an ATM withdrawal tie-up with Tokyo Star Bank in January 2007. As a result, the balance of operating loans outstanding stood at 82,328 million yen at the end of the fiscal year under review, up 12.6% year-on-year.

Moreover, in addition to closures and amalgamation reducing the number of business outlets from 63 to 47, City's has pushed forward with greater personnel efficiency, including the voluntary retirement of permanent employees, and carried out a review of the cost structure. The balance of operating loans outstanding at City's stood at 58,316 million yen at the end of the fiscal year, down 14.1% year-on-year.

ii) Consumer Finance Business
TCM and Passkey will be integrated into AIFUL by March 2008 while Tryto and Wide will be integrated into AIFUL by March 2009. Ahead of this, the consumer finance companies have been reducing the number of their business centers through the closure and amalgamation of outlets and implementing greater efficiency in personnel. The balance of operating loans outstanding at the four consumer finance companies was 149,745 million yen at the end of the fiscal year, down 18.4% year-on-year.

Furthermore, Internet loan companies id Credit and Net One Club were merged with AIFUL on March 26, 2007 with the aim of raising business and management efficiency in view of the changes in the environment for the consumer finance business.

iii) Other Business
AsTry Loan Services obtained an "Average (Outlook: Stable)" rating as an unsecured business loan special servicer from Standard & Poor's in December 2006. The company has been striving to strengthen its compliance framework and internal control structures, and it became the first in the servicing industry to receive approval from Japan Information Processing Development Corporation for the privacy mark based on the new standard (JISQ15001:2006) in February 2007.

The balance of purchased claims stood at 12,753 million yen at the end of the fiscal year under review, up 16.7% compared to the end of the previous fiscal year.

Investment by New Frontier Partners Co., Ltd., totaled 4,829 million yen (including investment through funds) at the end of the fiscal year, up 4.3% compared to the end of the previous fiscal year.

As a result of the foregoing, at the end of the fiscal year, the AIFUL Group had 1,985,263 million yen in loans outstanding on a consolidated basis, down 11.1% compared to the end of the previous fiscal year, 229,740 million yen in installment receivables, down 19.4% compared to the end of the previous fiscal year, and 141,929 million yen in customers' liabilities for acceptances and guarantees, down 7.7% compared to the end of the previous fiscal year. (These amounts included 127,390 million yen in off-balance sheet loans due to securitization comprised of 72,573 in loans outstanding and 54,817 million yen in installment receivables.)

B. Overview of Performance

Consolidated operating revenue for the AIFUL Group for the fiscal year under review decreased by 9.2%, to 499,031 million yen, of which 448,662 million yen, or 89.9%, was accounted for by interest on loans to customers, 25,752 million yen, or 5.2%, by revenue from credit card shopping and per-item credit, and 9,186 million yen, or 1.8%, by credit guarantee revenue.

Meanwhile, operating expenses for the AIFUL Group totaled 662,832 million yen, up 56.2% year-on-year. This amount can be broken down into 340,363 million yen, or 51.3%, for bad debt expenses, 113,074 million yen, or 17.1%, in expenses related to interest repayments, 25,584 million yen, or 3.9%, in advertising expenses and commissions paid, and 56,631 million yen, or 8.5%, in personnel expenses.

The consolidated net loss for the fiscal year under review was due to a transfer to the allowance for bad debts of 107,012 million yen and a transfer of 69,312 million yen to the reserve for losses on interest repayments with the change in the method for estimating reserve for losses on interest repayments from the consolidated interim period in accordance with the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting From Interest Repayment Claims (Industry Audit Committee Report No. 37) published by the Japanese Institute of Certified Public Accountants (JICPA) in October 2006. Other factors included expenses related to special retirement benefits for voluntary retirees and expenses related to business restructuring such as group reorganization and closure and amalgamation of outlets which were recorded as extraordinary loss of 27,296 million yen.

As a result of the foregoing, consolidated operating loss for the fiscal year under review was 163,801 million yen, ordinary loss was 163,092 million yen, and there was a net loss of 411,250 million yen.

AIFUL's non-consolidated operating loss was 106,937 million yen, ordinary loss was 101,225 million yen, and there was a net loss of 359,399 million yen.

C. Outlook for Next Fiscal Year

The environment for the AIFUL Group is expected to remain difficult with factors such as the tightening up of credit and competition to secure premium customers as a result of the lowering of the maximum interest rate accompanying the enforcement of the Money Lending Business Control Law in addition to the increase in expenses related to claims for interest repayments and bad debts.

Nevertheless, the AIFUL Group responded prudently to the areas of concern by increasing reserves during the fiscal year under review to provide for an increase in interest repayments and making structures targeted for the reduction in the lending rate under the revised Money Lending Business Control Law fully operational.

In the year ending March 2008, AIFUL forecasts a 17.9% decline in consolidated operating revenue to 409,858 million yen, 30,000 million yen in ordinary income, and net income of 32,049 million yen.

AIFUL forecasts that non-consolidated operating revenue will decrease 19.6% to 241,860 million yen, ordinary income will be 20,000 million yen, and net income will be 38,136 million yen.

2. Analysis of Financial Position

A. Assets, Liabilities, Net Assets, Cash Flows

Total assets on a consolidated basis declined by 576,410 million yen, or 20.7%, compared to the end of the previous fiscal year to 2,214,559 million yen at the end of the fiscal year under review. The main components of this were loans outstanding, which fell by 211,327 million yen, and a decrease of 18,491 million yen in deferred tax assets recorded as current assets as well as a 232,886 million yen increase in the allowance for bad debts recorded as current assets. Total liabilities fell by 144,896 million yen, or 6.9%, compared to the previous fiscal year to 1,957,414 million yen. This was mainly because the 262,484 million yen decline in the repayment and redemption of interest bearing debt and the 17,048 million yen fall in corporation tax payable exceeded the 146,078 million yen increase in the reserve for losses on interest repayments.

Net assets fell by 424,549 million yen or 62.3% compared to the previous fiscal year due to factors that included the recording of a 411,250 million yen net loss.

The amount corresponding to the former total shareholders' equity stood at 257,477 million yen.

B. Cash Flows

Cash and cash equivalents ("Funds") on a consolidated basis fell by 7,287 million yen from the end of the previous fiscal year to 127,089 million yen at the end of the fiscal year. This was because the increase in funds due to the decline in operating receivables such as loans outstanding and the increase in the allowance for bad debts and reserve for losses on interest repayments was less than the decrease in funds due to the net loss before taxes for the year and financing activities such as the repayment of borrowings and redemption of bonds.

Changes in Cash Flow Related Indicators

	Year ended March 2003	Year ended March 2004	Year ended March 2005	Year ended March 2006	Year ended March 2007
Shareholders' Equity Ratio (%)	21.3	23.5	24.0	24.4	11.4
Shareholders' Equity Ratio Based on Market Price (%)	16.1	43.2	47.3	39.5	23.0
Interest coverage ratio (times)	2.1	2.0	3.1	2.5	–

Shareholder's equity ratio: shareholder's equity/total assets
Shareholder's equity ratio based on market price: total market capitalization/total assets
Interest coverage ratio: operating cash flow/interest payments

Notes: 1. All indicators computed using consolidated financial figures.
2. Operating cash flow is the figure obtained by excluding changes in funds due to changes in operating receivables and reserves related to operating receivables (allowance for bad debts and reserve for losses on interest repayments) from cash flow from operating activities on the consolidated statements of cash flows.

3. Basic Policies on Profit Distribution and Dividend for the Fiscal Year Under Review and Next Fiscal Year

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders in a stable manner on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this basic policy, the AIFUL Group aims to increase returns for shareholders and shareholder value by moving back into long-term profit growth. In the fiscal year, although a significant net loss was posted due to radical changes in the operating environment, with a view to maintaining a stable distribution of profit, AIFUL plans to pay an annual dividend of 60 yen per share (total of interim and year-end dividends), the same as in the previous fiscal year. Internal reserves are to be used effectively, considering market conditions and other factors, in strategic investments that contribute to the rebuilding of the earnings base, as well as in the reconstruction of corporate infrastructure, including the strengthening of compliance, and strategies for reinforcing a variety of internal control functions.

AIFUL projects that the annual dividend for the next fiscal year will be 40 yen (includes an interim dividend of 20 yen).

4. Business Risk

The main factors concerning the financial position and business performance of the AIFUL Group recorded in the financial statements that could significantly impact the decisions of investors are those described below.

Factors in the text relating to the future are based on judgements as of the end of the fiscal year under review.

A. Risks Arising from the Business Environment

Whether the AIFUL Group maintains and improves past profit levels and rates of profit growth depends on a number of factors, and those that are expected to be the main factors are described below. In April 2007, AIFUL Corporation established a Risk Management Committee that reports directly to the Board of Directors, and gave it the task of performing cross-divisional control and management of risks. This step is expected to reinforce systems for proactive measures to eliminate risks and accelerate the response if any incident should occur. Nevertheless, the AIFUL Group's financial position and business performance could be adversely affected by changes in the operating environment, including the strengthening or loosening of legislation and regulations, and changes in competitive conditions and the economy. The revision of the AIFUL Group's strategy may also be unavoidable.

- Japanese economic conditions and market trends, especially trends in the consumer credit market
- Intensification of competition with competitors in the consumer finance market
- Changes in the relevant legislation and regulations for the consumer finance market, and especially changes in the legal framework, the enforcement status of such changes and judicial decisions relating to relevant legislation, accompanying changes in accounting standards, and incidence of other lawsuits requesting interest repayments
- Changes in the AIFUL Group's ability to provide credit, the number of accounts, the average balance per account, the average contracted interest rate, and the default ratio
- Changes in fund procurement capabilities due to factors such as market interest rate trends, and changes in the creditworthiness of the AIFUL Group
- Changes in expenses, including various commissions, advertising expenses and personnel expenses, and losses
- Negative media coverage of the AIFUL Group and the consumer finance industry, and the incidence of scandals

B. Risk Arising from the Problem of Borrowers with Multiple Debts

Against the background of recent economic conditions and the establishment of a legislative system for consumer protection, the increase in the number of consumers with multiple debts from borrowing from a number of credit providers and the use of credit cards, and the accompanying growth in the number of consumers requesting legal protection, have become social problems. (Some customers of the AIFUL Group may also fall into this category.)

In response to this problem, the consumer finance industry set up the Liaison Group of Consumer Finance Companies in January 1997 to work on educational activities for consumers through TV commercials and pamphlets at the same time as carrying out activities to support financial education such as the production of video teaching materials for high schools. Moreover, in June 1997, 14 consumer finance companies invested 1,722 million yen to establish the Japan Consumer Counseling Fund, providing funding aid for a range of counseling programs

Apart from this, seven major consumer finance companies and the Liaison Group of Consumer Finance Companies jointly announced the "Voluntary Initiatives for a Sounder Consumer Finance Market" in March 2006 based on the three main areas of supporting sound household budget management, disseminating information for safe usage, and working for the creation of a safety net. At the same time as running the "Stop! Karisugi" media campaign since June 2006, the measures undertaken include the introduction of the Support Services for Sound Household Budget Management Site in October 2006 as a site to provide consumer behavior diagnostic services and household budget management diagnostic services.

The AIFUL Group is working to avoid the risk of excessive lending through such means as screening repayment capacity (includes monitoring credit extended to existing customers) based on data from personal credit bureaus and its own credit provision systems and tightening up of credit criteria. At the same time, AIFUL is reviewing its products to make the maximum repayment term five years in order to promote systematic repayment in revolving credit agreements.
Nevertheless, in the event that the content of receivables deteriorates due to future economic conditions or the establishment of the legislative system, the number of customers requesting legal debt adjustment increases, or other regulations and restrictions related to the consumer credit market are strengthened, the financial position and business performance of the AIFUL Group may be adversely affected by a contraction in the size of the market or an increase in credit costs, including bad debt write-offs.

C. Legal Regulations

(1) Legal Compliance System

On April 14, 2006, AIFUL Corporation was deemed in breach of the Money Lending Business Control and Regulation Law (Money Lending Business Control Law) with respect to the unlawful preparation and exercise of letters of attorney, demanding claims against borrowers who had received judgments for the commencement of assistance, the frequent demanding of claims through telephone calls to the debtor's workplace, persistently requesting cooperation from third parties in the demanding of claims, and inadequate entries in the records of negotiations as a result of on-the-spot inspections by the Kinki Finance Bureau of the Financial Services Agency. The Company was penalized with the halting of operations for between 20 and 25 days from May 8, 2006 at five of its branches and offices and for three days from May 8, 2006 at all of its other branches and offices.

In order to prevent the occurrence of any scandal including the infringement of the Money Lending Business Control Law and leakage of information, AIFUL Corporation has already established a Compliance Committee as a body directly under the Board of Directors and a Compliance Office as its secretariat as well as collecting information on compliance and carrying out an examination and assessment of the company-wide compliance framework, taking measures to prevent legal infringements before they occur. In addition, AIFUL aims to further strengthen the legal compliance framework by boosting the functions of the Compliance Office (name changed to Compliance Monitoring Department) to include centralizing the compliance hotline, strengthening the function of collecting data on compliance, and centralizing functions related to rewards and penalties in April 2007. Apart from this, the AFIUL Group is formulating business rules that provide for a legal compliance education function, strengthening the acquisition of knowledge about legislation and the penetration of legal compliance awareness via in-house training, increasing the effectiveness of internal checking to include the monitoring of telephone calls, as well as taking other measures while also establishing structures for the proper review of these measures.

In the event that unlawfulness and scandal, including activities in breach of the law involving the employees of the AIFUL Group, occur despite these reviews and the response made by the Company, this will result in legal punishments such as administrative penalties and other obligations, and could affect confidence in the Group as well as its financial position and business performance.

(2) Legal Regulations

In terms of the legal regulation of business, the loan business, including the AIFUL Group's mainstay consumer finance business, is subject to the application of the Money Lending Business Control Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits, and Interest on Deposits (Capital Subscription Law). Under these laws, business is subject to a range of regulations. These include the prohibition of excessive lending, the publication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertising, duty to provide explanations when concluding a loan agreement, the issue of documents, the issue of receipts, the preparation of account books, limitations on the acquisition of blank powers of attorney, regulation of collection activities, surrender of claim documents, the posting of signs, regulation of the cession of claims, duty to disclose transaction history, the appointment of managers to handle lending operations, the carrying of identification documents, the legal regulation of the items to be entered on payment notices, and regulations on the proper handling of personal information.

In addition, the Administrative Guidelines for Precautions Regarding Financial Supervision (Administrative Guidelines) dated October 29, 2003 of the Financial Services Agency of Japan, the supervisory agency for AIFUL Corporation, set standards for preventing excessive lending. The amount that one lender can lend to a borrower with a brief screening at a counter in unsecured, non-guaranteed loans is 500,000 yen or an amount equivalent to 10% of the annual income of the borrower. Moreover, the AIFUL Group's credit card shopping and per-item credit businesses are subject to a range of regulations based on the application of the Installment Sales Law. These regulations include the publications of terms of business, the issue of documents, the limitation of the amount of compensation for damages accompanying the cancellation of contracts, pleas against installment sales service providers, the prevention of purchases that exceed capacity to pay, and the prevention of consumer problems related to continuous service.

Moreover, based on the Money Lending Business Control Law, when AIFUL Group companies which operate a money lending business conclude a loan agreement or a guarantee agreement, and extend a loan, they have an obligation to issue a document that records the specified matters concerning the terms of the loan immediately to the customer, who is the borrower, and the guarantor.

The Administrative Guidelines require lenders to issue a document that records all the statutory matters immediately whenever a customer borrows funds from an ATM or staffed office (includes mailing the document immediately) in addition to issuing the prescribed document when the contract is concluded. AIFUL Corporation changed the software for its ATMs and has been issuing the document described above that records all the statutory matters since August 2003, and it is taking measures to make the required changes based on the amendments to the Enforcement Regulations for the Money Lending Business Control Law as described later with relation to the statutory matters to be recorded on the relevant document. In addition, for the ATM's of partner financial institutions, the Company obtains the prior consent of customers to mail the document that records the statutory matters to the customer separately immediately after a loan. However, the Company does not mail the document to customers from which it has not obtained prior consent.

The Financial Services Agency has statutory authority to impose administrative penalties for non-compliance by lenders with such obligations as issuing documents and providing explanations, including an order to completely or partially suspend business, to restrict the use of ATMs at partner financial institutions, as well as to cancel registration as a lender. The imposition of such administrative penalties on the AIFUL Group could affect the Group's financial position and business performance in addition to necessitating a revision of the Group's management policy.

On May 1, 2005, the Administrative Guidelines were partially amended to (a) add failure to take the necessary and appropriate measures to ensure that the duty to provide explanations is fulfilled when engaged in the operation of a money lending business (such as specifying in internal regulations and operations manuals that it is necessary to provide explanations when concluding a loan contract or a guarantee contract so that the opposite party can understand the details of the contract) as an example of an action that could very likely correspond to a violation of paragraph 2, Article 13 of the Money Lending Business Control Law, which prohibits lending based on unlawful or clearly unfair methods, (b) stress the supervisory policy concerning the duty of money lenders to provide explanations, (c) reinforce the duty of money lenders to provide explanations relating to guarantees (they should provide an explanation of the legal consequences and risks for the guarantor if they are actually forced to fulfill the guaranteed obligation in accordance with the details of the individual contract and the ability of the opposite party to understand), and (d) establish a new provision concerning the duty of money lenders to provide an explanation regarding letters of attorney authorizing creation of notarized documents (they should provide an explanation so that the essential details. including the legal consequences of preparing a notarized document with a compulsory execution agreement attached, in accordance with the details of the individual letter of attorney and the ability of the opposite party to understand. Moreover, the Administrative Guidelines were partially amended on November 14, 2005 to clarify the duty of the money lender to disclose transaction histories. Furthermore, the Cabinet Order for Partial Amendment of the Enforcement Regulations of the Money Lending Business Control Law was promulgated and implemented on April 11, 2006 to change the provisions for the mandatory matters to be recorded on the receipts and payment advice documents provided when a money lender receives a repayment. In addition, matters to be entered related to acceleration in an agreement were added to come into force on July 1, 2006. In addition, the Administrative Guidelines were partially amended on June 14, 2006 to (a) clarify that demands by the money lender for the debtor to maintain the amount of a debt through refusal of repayments and blanket increases in the borrowing limit despite not having been requested by the customer fall under "solicitations to borrow more than necessary," and to clarify the need to examine and record in writing whether a debtor can make repayments without converting the relevant property into cash when seeking collateral on property for lending and the need to record the results of screening of a guarantor's ability to fulfill the guaranteed obligation in writing in order to prevent excessive lending, and (b) clarify that the actions listed in the Administrative Guidelines as examples of acts that very likely constitute infringements of paragraph 2, Article 13 of the Money Lending Business Control Law must not be committed when changing an agreement, including requiring a customer to make automatic transfers from an account into which a public benefit is paid, except when requested by the customer himself or herself for his or her own convenience, in the relevant examples.

Subsequently, the Administrative Guidelines were amended and implemented on November 1, 2006 to clarify examples of practices that very likely fall under "threats and menaces" under paragraph 1, Article 21 of the Money Lending Business Control Law and what money shall be regarded as interest under paragraph 7, Article 5 of the Capital Subscription Law. Apart from this, the Guidelines were further amended on December 28, 2006 with an enforcement date of February 1, 2007 to establish the communication of information and other regulations relating to transferred claims obtained through notice, including business closure. The AIFUL Group is currently taking appropriate and lawful responses for each of these various amendments.

Under the draft Law to Partially Amend the Money Lending Business Control and Regulation Law, which was approved in the Lower House on November 30, 2006 and the Upper House on December 13, 2006 and promulgated on December 20, the Interest Limitation Law, the Capital Subscription Law, and the Money Lending Business Control and Regulation Law are all partially amended with the amendments to be generally enforced gradually in stages within three years of promulgation. As a result, the lowering of the maximum interest rate under the Capital Subscription Law to the level under the Interest Restriction Law, the introduction of restrictions on aggregate loan amounts that include a general prohibition on combined lending of the balance of loans from AIFUL and the balance of loans from other money lenders that exceeds 1/3 of annual income, the tightening up of restrictions on the practices of money lenders including solicitation activities and the duty to provide documentation, the strengthening of monitoring by supervisory agencies including the establishment of business improvement orders and officer dismissal orders as well as various other regulations have been strengthened. The amendments are predicted to make a major impact on Japan's consumer finance industry.

The AIFUL Group intends to adapt by looking into the restructuring of the Group, diversifying its business portfolio and developing new products that comply with the relevant legal amendments as well as by changing the management of its operation and raising business efficiency through thorough cost cutting that includes the closure and amalgamation of outlets and greater personnel efficiency. Nevertheless, in the event that these strategies do not proceed as planned due to a further intensification in competition and contraction of credit, a review of the AIFUL Group's business strategy may be necessary as a result of a decline in earning potential from the fall in customer drawing power or a drop in sales capabilities as a result of the fall in human resources.

In the event that there is a decline in earning potential due to the lowering of the interest rate, an increase in credit costs because of a contraction in the size of the market, or that other new, unanticipated expenses rise, this could have an adverse impact on the financial position and business performance of the AIFUL Group.

(3) Lending Rate and Deemed Payments

The Law to Partially Amend the Money Lending Business Control Law came into force on June 1, 2000, and under the Capital Subscription Law, the maximum lending rate for when money lenders make loans as part of business operations was reduced from 40.004% per annum to 29.2% per annum, and infringements are subject to criminal penalties. However, the maximum lending rate at the AIFUL Group is lower than this.

In addition, Paragraph 2 of Article 12 of the Supplementary Provisions of the Law to Partially Amend the Money Lending Business Control Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits and Interest on Deposits (Amended Money Lending Business Control Law and Capital Subscription Law) promulgated on August 1, 2003 sets a target of three years after the enforcement of the Amended Money Lending Business Control Law and Capital Subscription Law for the necessary review of Paragraph 2, Article 5 (Ceiling Interest Rate) of the Capital Subscription Law, taking into consideration demand for funds and other economic and financial conditions, the financial resources of borrowers, the progress in the establishment of lending rates in accordance with creditworthiness, and other circumstances in the business of money lenders. Given this kind of stipulation in the Supplementary Provisions, if, accompanying the amendment of the Capital Subscription Law and the Interest Limitation Law, the maximum interest rate under the Capital Subscription Law is reduced to a level lower than the current rate, it could adversely affect the financial position and business performance of lending-related businesses at the AIFUL Group.

In addition, under Paragraph 1 of Article 1 of the Interest Limitation Law, a contract for interest on a cash loan for consumption is considered invalid with regard to the portion in excess of the interest ceiling (20% when the principal is less than 100,000 yen, 18% when the principal is 100,000 or more but less than 1,000,000 yen, and 15% when the principal is 1,000,000 yen or more). When the debtor paid the relevant excess portion voluntarily under paragraph 2 of the same Article, it is considered that he or she shall not be able to claim repayment. However, under Article 43 of the Money Lending Business Control Law, when the document specified in Article 17 of the same Law has been issued to the borrower at the time of the loan and the borrower has voluntarily paid the excess portion as interest, and these payments are based on the contract, which is the document issued immediately at the time of payment as specified by Article 18 of the same Law, this payment is regarded as the repayment of valid interest on the debt based on the agreement for which documents were issued as specified in Article 17 of the same Law, notwithstanding the provision of Paragraph 1 of Article 1 of the Interest Limitation Law (payments under the relevant provision called "deemed payments" below.).

Nevertheless, the Supreme Court ruling on January 13, 2006 ruled that the payment of the portion exceeding the ceiling on interest set in paragraph 1, Article 1 of the Interest Limitation Law under a covenant requiring the lump sum payment of the outstanding loan in the event that the payment of a loan installment is late is effectively compulsion and can not be deemed as a voluntary payment by a borrower. In addition, the court ruled that paragraph 2, Article 15 of the Enforcement Regulations for the Money Lending Business Control Law under which the entry of the contract date on the receipt can be substituted with the contract number exceeds the scope of legal authorization and is invalid. The AIFUL Group earnestly accepts these judicial decisions and intends to respond through such means as changing agreements to reflect the decisions. At present, the contracted interest rate for the loan products (with some exceptions) provided by the AIFUL Group includes the excess portion on the interest ceiling stipulated by the Interest Limitation Law. Thus far, a number of lawsuits have been brought for the repayment of the excess portion on the interest ceilings stipulated by the Interest Limitation Law due to a lack of preparation in the industry of the matters to be entered on the contract document specified in the Money Lending Business Control Law, and a number of rulings in favor of these suits have been passed down. A number of lawsuits for the repayment of excess interest have also been lodged against the AIFUL Group. There have been cases in which the plaintiffs' claims that the Group did not fulfill its obligation as a loan business operator to issue the necessary documents required for the payment to be regarded as "deemed payments" under the Money Lending Business Control Law have been recognized, as well as cases in which the Company has made repayment of excess interest based on settlements. As a result, repayment of excess interest amounted to 36,308 million yen on a consolidated basis during the fiscal year under review.

On October 13, 2006, the Japanese Institute of Certified Public Accountants (JICPA) published Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims (Industry Audit Committee Report No. 37, "Report No. 37") to be applicable from the audits of consolidated and non-consolidated accounts for the interim accounting period ending on or after September 1, 2006 (including audits related to the consolidated and non-consolidated accounts for the fiscal year of which the relevant consolidated and non-consolidated accounts for the interim accounting period are each respectively a part). From the perspective of providing a reasonable estimate of the amount of future losses on interest repayments under Report No. 37, the reserve for losses on interest repayments is, in principle, calculated based on the amount obtained by multiplying (a) the number of loan accounts of each type for each borrower account (the number of normal accounts, the number of accounts in arrears, and the historical number of accounts paid off/written off) by (b) the actual rate of repayments relating to the period of the reasonable estimate and (c) average amount of repayment with certain corrections as needed.

In accordance with Report No. 37, the AIFUL Group has recorded a reserve for losses on interest repayments of 362,698 million yen. This includes 195,545 million yen in forecast repayments included in the bad debt reserve as estimated to receive priority application to operating loans.

Nevertheless, accounting estimates are made on the basis of factors such as historical repayment and recent repayments, and in the event that a level of repayments arises that exceeds the assumptions based on these estimates, this could adversely affect the financial position and business performance of the AIFUL Group.

(4) Other Laws

i) Personal Information Protection Law and the Handling of Personal Information
On April 1, 2005, the Personal Information Protection Law and the accompanying guidelines on the protection of personal information established by each government ministry came into force. Under the Law, businesses that handle personal information have specific reporting obligations when judged necessary. In addition, the competent Minister can recommend or order that the necessary measures be taken when deemed necessary to protect the interests of individuals in the event that specific obligations under the Law are breached. Furthermore, in the guidelines, businesses are required to make notification, clearly state and publish the purpose of use of personal information, obtain the consent of customers where necessary related to the handling of personal information, to supervise sub-contractors when subcontracting the handling of personal information, establish a system for security management from the organizational, personnel and technological perspectives, and publish their basic policy on the handling of personal information. In accordance with this, as well as reviewing its handling of personal information, the AIFUL Group has formulated a Privacy Policy and has also taken measures to prevent the leaking of personal information before it happens. The credibility, financial condition and business performance of the AIFUL Group may be affected in the event of a leakage of personal information for any reason or in the event that the Group is subject to a recommendation or order from the Financial Services Agency.

ii) Amendment of the Judicial Scrivener Law
Effective April 1, 2003, the Judicial Scrivener Law was amended to expand the scope of judicial scrivener services, making it possible for judicial scriveners to appear as representatives in court like lawyers in cases such as arbitration and civil lawsuits (maximum claim of 1.4 million yen) that can be handled by a summary court. If these revisions, future trends and further expansion in the scope of services bring about a further increase in lawsuits and adjustments of debt, it may lead to longer repayment plans for the Group's loans and a rise in bad debts. This could adversely affect the financial position and business performance of the AIFUL Group.

iii) Impact from Amendment of Bankruptcy Law
The amendments to the Bankruptcy Law came into force on January 1, 2005. The amendments seek to streamline and accelerate bankruptcy proceedings by integrating bankruptcy and discharge proceedings and shortening the period during which it is not possible to obtain approval for discharge. In addition, the free assets remaining available to a bankrupt have been extended, and protection of the rights of individual bankrupts has been strengthened. If the amendments are accompanied by a rise in the number of bankruptcies, it could lead to an increase in bad debts, and this could adversely affect the financial position and business performance of the AIFUL Group.

iv) Possibility of Increase in Adjustment of Debts due to Formulation of the Special Conciliation Law and Amendments to Civil Rehabilitation Law

Under the Law concerning Special Conciliation to Promote the Liquidation of Specified Debts that came into force on February 17, 2000, debtors who are likely to be unable to pay off their debts, are now able to negotiate with creditors via arbitration by an arbitration committee composed of a judge and civil conciliators with specialist knowledge and experience in the necessary laws, taxes, finances, corporate finances, and asset appraisal, depending on the nature of the business operated by the debtor to adjust the debt, such as by changing the due date for payment. In addition, the amendments also made it possible for a debtor to request a suspension of civil execution proceedings against personal assets during the special conciliation proceedings.

Moreover, under the amended Civil Rehabilitation Law, which came into force on April 1, 2001, a number of optional proceedings were adopted to allow the postponement of loan repayments, without adjudication of bankruptcy, for personal loans to bankrupt borrowers. One of the procedures based on the Law does not require the approval of creditors for a draft rehabilitation plan. In addition, in certain circumstances, it makes it possible to avoid losing a personal residence covered by a home loan through the application of the special provisions for home funds.

Thus far, large numbers of AIFUL Group customers have not requested legal protection from creditors as a result of these introductions to the legal system. However, in the event of an increase in the future due to economic trends and so on, it could lead to longer repayment plans for the Group's loans and a rise in bad debts. These developments could adversely affect the financial position and business performance of the AIFUL Group.

v) Impact of Enforcement of Law concerning Promotion of Alternative Dispute Resolution

On April 1, 2007, Japan's Law concerning Promotion of Alternative Dispute Resolution came into force, expanding the functions of out-of-court dispute resolution proceedings to include Minister of Justice approval in out-of-court dispute resolution proceedings (refers to the resolution of civil disputes without litigation involving specified third parties) for a dispute resolution operator as an adequate third party to take part in the relevant proceedings, and giving a specified legal effect to operations in brokering conciliation conducted in out-of-court proceedings by the relevant operators. In the event that the use of out-of-court dispute resolution proceedings rises in the future, this could lead to longer repayment plans for the Group's loans and a rise in bad debts. These developments could adversely affect the financial position and business performance of the AIFUL Group.

D. Risk in Capital Procurement Environment

(1) Interest Rate Fluctuation Risk

The interest rate for the capital procurement of the AIFUL Group varies depending on the market environment and other factors. In order to minimize the risk of interest rate fluctuation, AIFUL hedges against increases in interest rates using interest caps and swaps. However, there could be a negative impact on the capital procurement costs of the AIFUL Group depending on the extent of future increases in interest rates.

(2) Changes in Credit Rating

AIFUL has obtained credit ratings from the credit rating agencies listed below. Future changes in the Company's credit rating could have an adverse effect on capital procurement.

Name of Credit Rating Agency	Rating
Rating and Investment Information, Inc.	A- / Stable
Japan Credit Rating Agency, Ltd.	BBB+ / Negative
Moody's Japan K.K.	Baa2/ Positive
Standard & Poor's Rating Services	BBB+ / Negative
Fitch Ratings Ltd.	BBB+ / Negative

(3) Status of Capital Procurement and Diversification

The AIFUL Group has been seeking to diversify its fund raising methods to include borrowing from financial institutions, syndicate loans, domestic and foreign corporate bonds, commercial paper and asset securitization. Capital procurement on the same terms as at present may become difficult if borrowing terms deteriorate and the amount of borrowings falls due to a decline in the Company's creditworthiness, and this could affect the financial position and business performance of the AIFUL Group.

E. Dislocation, Breakdown and Other Damage to Technology Systems, including Information Network System and Internet Services

The AIFUL Group depends on internal and external information and technology systems to manage its business, and this dependence on software, hardware and networks to manage the branch network and the diversity of information that makes up the Group's business, including customer and account data, is growing. The hardware and software used by the AIFUL Group could suffer damage or interruption due to human errors, natural disasters, power outages, computer viruses, and other similar phenomena, or be adversely affected by an interruption in support services provided by a third party, such as a telephone company or an Internet service provider. Such dislocation, breakdown, delay or other damage in information or technology systems could reduce the number of accounts established by new customers, delay the repayment of accrued balances, reduce the trust of consumers in the AIFUL Group's business, or result in other disadvantageous effects, which in turn could adversely affect the financial position and business performance of the AIFUL Group.

The AIFUL Group seeks to duplicate both its hardware and telecommunications equipment to keep damage to a minimum by replacing equipment with backups when damage occurs. However, interruption to the operations of the AIFUL Group may be unavoidable in the event of natural disasters, such as earthquakes or typhoons.

F. Holding and Disposal of Stock by Representative Director and Relatives

As of the end of the fiscal year under review, Yoshitaka Fukuda, the representative director of AIFUL, his relatives (including Yasutaka Fukuda, a director of the Company), and affiliated companies combined owned about 47% of the Company's issued shares. As a result, they are able to exercise a controlling influence over the important decisions with an impact on the Company's business activities which involve important corporate transactions such as the transfer of the Company's right of control, reorganization and restructuring of the business, investments in other businesses and assets, and terms of future capital procurement. Moreover, these shareholders have thus far maintained a stable shareholding. However, if they dispose of a portion of this shareholding in the future, this could have an impact on the Company's share price in view of the increase in the supply of the Company's stock in the market.

G. Significant Lawsuits

The AIFUL Group is aware that a number of lawsuits have been initiated by groups for reasons such as the Company's debt collection practices. As a result, if further lawsuits arise, new, unforeseen expenses could be incurred, and media coverage of such lawsuits could damage the Group's credibility. This may result in an impact on customers' use of the AIFUL Group's products and services, stock price formation and borrowing of funds, which may adversely affect the financial position and business performance of the AIFUL Group.

II. State of the Group

The AIFUL Group is composed of AIFUL Corporation ("the Company") and 11 consolidated subsidiaries, 18 non-consolidated subsidiaries, and two affiliated companies. The Group's main lines of business are consumer finance operations and credit sales. It is also active in the home equity loan business, small business loan business, and debt collection and management. (Fifteen of the non-consolidated subsidiaries mentioned above are included as subsidiaries from the fiscal year under review under the application of Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associates [Accounting Standard Board of Japan {ASBJ}, PITF No. 20]).

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	AIFUL Corporation	The Company and its subsidiaries provide small, unsecured loans for consumers.
		Tryto Corporation	
		LIFE Co., Ltd	
		Wide Corporation	
		TCM Co., Ltd.	
		Passkey Co., Ltd.	
	Home equity loan business	AIFUL Corporation	The Company and its subsidiaries provide home equity loans.
		Tryto Corporation	
		LIFE Co., Ltd	
		Businext Corporation	
		City's Corporation	
		Wide Corporation	
		Passkey Co., Ltd.	
	Small business loan operations	AIFUL Corporation	The Company and its subsidiaries lend to small and other businesses.
		Businext Corporation	
		City's Corporation	
	Credit sales business	AIFUL Corporation	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
		LIFE Co., Ltd	
	Debt-collection business	AsTry Loan Services Corporation	The company specializes in the management and collection of a full range of receivables and loans.
Other	Venture capital business	New Frontier Partners Co., Ltd.	The company assesses, invests in and supports venture companies.
	Real estate business	Marutoh K.K.	The company leases real estate.
		City Green Corporation	Holding company for City's Corporation.

The organization chart for the Company's businesses is as follows:


AIFUL Corporation
Finance Business
Other
Consumer finance business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary Wide Corporation
Consolidated subsidiary TCM Co., Ltd.
Consolidated subsidiary Passkey Co., Ltd.
Home equity loan business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary LIFE Co., Ltd.
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Consolidated subsidiary Wide Corporation
Consolidated subsidiary Passkey Co., Ltd.
Small business loan operations
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Credit sales business
Consolidated subsidiary LIFE Co., Ltd.
Debt-collection business
Consolidated subsidiary AsTry Loan Services Corp.
Venture capital business
Consolidated subsidiary New Frontier Partners Co., Ltd.
Real estate business
Consolidated subsidiary Marutoh K.K.
Consumers

* City Green Corporation is not listed above, since it is a holding company of City's Corporation, and is not active in business.

III. Management Policies

1. Basic Corporate Management Policies

In order to gain the support of all of its stakeholders. the AIFUL Group has been promoting a strategy to become a comprehensive retail financial services company based on its corporate philosophy, which is "Earn the support of the public with sincerity and hard work." Going forward, the Group will actively expand its business activities in areas such as consumer finance, credit cards, small business loans and the bank loan guarantee business to raise its earning potential as a comprehensive financial services group that is able to meet the diverse needs of even more customers. At the same time, the Group is endeavoring to raise corporate value through its development into a corporate group that has appeal.

2. Management Indicator Objectives

The AIFUL Group is building a structure that is capable of securing ROA on a consolidated basis of at least 1.5% as a management indicator objective from the perspective of seeking to raise management efficiency. This will be achieved through business rationalization and reduction in the number of outlets, and the reorganization of the Group and thorough cost cutting that includes the optimum allocation of management resources described in the press releases, "AIFUL Group Announces Reorganization and Cost Structure Reform" and "AIFUL Offers Voluntary Retirement to Employees," issued on January 20, 2007, in addition to the diversification of the Group's business portfolio.

3. Medium and Long-Term Business Strategies

In fiscal 2005, Japan's consumer credit market was worth approximately 55.9 trillion yen (based on the balance of credit extended), a total that includes 15.0 trillion yen in retail credit and 33.0 trillion yen in consumer loans (excluding deposit and savings-secured loans). The size of the market for specialized consumer finance companies within the consumer loan market stood at 9.9 trillion yen, expanding from a 14.0% share of the overall consumer loan market ten years earlier in fiscal 1995 to a 29.9% share in fiscal 2004.

Meanwhile, the Money Lending Business Control Law, which stipulates the lowering of the maximum interest rate under the Capital Subscription Law, restrictions on aggregate loan amounts, restrictions on practices and other entry restrictions, was promulgated in December 2006.

In this operating environment, the AIFUL Group will seek to gain the true confidence of all of its stakeholders including customers, thus contributing to the overall development of a sound consumer credit market through its sincerity and hard work, while also striving to diversify its financial services in order to meet the expectations of even more customers.

4. Issues to be Addressed by the Company

With recovery as the undertone of the Japanese economy and bright signs visible in the market environment, such as the improvement in the unemployment rate and the decline in the number of personal bankruptcies, the environment is challenging yet promising. Meanwhile, there are concerns over the impact of the business environment, including the amendment of business-related legislation on the performance and financial results of the industry and the AIFUL Group.

As issues to be addressed in this business environment, the AIFUL Group is responding promptly and properly when change arises as it monitors the developments in the reform of business-related legislation, while also endeavoring to make exhaustive cost reductions.

Moreover, in addition to putting into practice the matters raised in "Voluntary Initiatives for a Sounder Consumer Finance Market," which seven consumer finance companies, including AIFUL, published on March 28, 2006 to respond to the current challenging market environment, the AIFUL Group is united in its efforts to push forward "total compliance" and "customer first" as priority policies in order to contribute to the sound development of the overall consumer credit market.

5. Other important management issues

There are no relevant matters.

IV. Consolidated Financial Statements

1. Consolidated Balance Sheets

(In millions of yen, except where noted)

Category	Note No.	End of previous fiscal year (As of March 31, 2006) Amount		%	End of fiscal year under review (As of March 31, 2007) Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents	*2		134,454			127,166	
2. Loans	*2, 3, 7, 8, 9		2,124,017			1,912,689	
3. Installment receivables	*2, 6, 8		209,581			174,923	
4. Operational investment securities			1,788			1,836	
5. Customers' liabilities for acceptances and guarantees			153,766			141,929	
6. Other operating receivables			10,520			12,652	
7. Purchased claims			–			12,753	
8. Inventory	*2		11,285			–	
9. Deferred tax assets			32,262			13,770	
10. Short-term loans	*4		50,128			30,099	
11. Other	*2		52,171			47,459	
Allowance for bad debts	*13		(146,961)			(379,848)	
Total current assets			2,633,014	94.4		2,095,434	94.6
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*2	51,070			44,118		
Total accumulated depreciation		(28,729)	22,341		(28,317)	15,800	
(2) Machinery and vehicles	*2	230			267		
Total accumulated depreciation		(113)	117		(130)	137	
(3) Equipment and fixtures		26,673			24,878		
Total accumulated depreciation		(11,754)	14,919		(13,891)	10,987	
(4) Land	*2		15,899			14,463	
(5) Construction in process account			398			1,016	
Total tangible fixed assets			53,676	1.9		42,405	1.9
2. Intangible fixed assets							
(1) Software			20,976			21,337	
(2) Telephone rights			688			–	
(3) Good will			–			3,144	
(4) Consolidation adjustment account			9,272			–	
(5) Other			27			386	
Total intangible fixed assets			30,965	1.1		24,868	1.2
3. Investment and other fixed assets							
(1) Investment securities	*5		32,859			24,129	
(2) Claims in bankruptcy	*9		33,031			38,988	
(3) Long-term loans			140			–	
(4) Lease deposits and guarantees			12,118			11,492	
(5) Deferred tax assets			2,904			334	
(6) Loss on deferred hedge	*10		10,229			–	
(7) Other			6,036			3,999	
Allowance for bad debts			(24,753)			(27,725)	
Total investment and other fixed assets			72,567	2.6		51,219	2.3
Total fixed assets			157,209	5.6		118,493	5.4
III. Deferred assets							
Bond issuing expenses			744			631	
Total deferred assets			744	0.0		631	0.0
Total assets			2,790,969	100.0		2,214,559	100.0

Category	Note No.	End of previous fiscal year (As of March 31, 2006) Amount	%	End of fiscal year under review (As of March 31, 2007) Amount	%
(Liabilities)					
I. Current liabilities					
1. Notes & accounts payable - trade		28,070		24,621	
2. Acceptances and guarantees		153,766		141,929	
3. Short-term debts	*2	113,200		91,370	
4. Current portion of bonds		82,000		72,000	
5. Current portion of long-term debts	*2	434,325		332,241	
6. Commercial paper		25,000		–	
7. Income taxes payable		25,040		7,991	
8. Reserve for accrued bonuses		4,153		3,783	
9. Reserve for losses on interest repayments		21,074		–	
10. Reserve for losses on treatment of soil contamination		–		630	
11. Business reorganization reserve		–		11,316	
12. Gains on deferred installments	*7	14,021		8,453	
13. Lease assets impairment account		–		134	
14. Other		46,565		48,916	
Total current liabilities		947,218	33.9	743,389	33.6
II. Long-term liabilities					
1. Bonds		428,500		424,100	
2. Long term debts	*2	709,721		610,551	
3. Deferred tax liabilities		3,759		525	
4. Allowance for retirement benefits for directors		1,328		1,338	
5. Reserve for losses on interest repayments		–		167,153	
6. Interest swaps		9,462		8,193	
7. Other		2,321		2,163	
Total long-term liabilities		1,155,092	41.4	1,214,025	54.8
Total liabilities		2,102,310	75.3	1,957,414	88.4
(Minority interests)					
Minority interests		6,964	0.3	–	–
(Shareholders equity)					
I. Common stock	*11	83,317	3.0	–	–
II. Capital surplus	*1	104,125	3.7	–	–
III. Retained earnings		486,214	17.4	–	–
IV. Differences in evaluation of other marketable securities		11,001	0.4	–	–
V. Treasury stock	*12	(2,964)	(0.1)	–	–
Total shareholders' equity		681,694	24.4	–	–
Total liabilities, minority interests and shareholders' equity		2,790,969	100.0	–	–

Category	Note No.	End of previous fiscal year (As of March 31, 2006) Amount		%	End of fiscal year under review (As of March 31, 2007) Amount		%
(Net Assets)							
I. Shareholders' equity	*1						
1. Common stock			–	–		83,317	3.7
2. Capital surplus			–	–		104,125	4.7
3. Retained earnings			–	–		66,465	3.0
4. Treasury stock			–	–		(2,968)	(0.1)
Total shareholders' equity			–	–		250,940	11.3
II. Evaluation and foreign currency translation adjustments							
1. Differences in evaluation of other marketable securities			–	–		6,536	0.3
2. Loss on deferred hedge			–	–		(5,752)	(0.3)
Total evaluation and foreign currency translation adjustments			–	–		784	0.0
III. Minority interests			–	–		5,419	0.3
Total net assets			–	–		257,144	11.6
Total net assets and liabilities			–	–		2,214,559	100.0

2. Consolidated Statements of Income

(In millions of yen, except where noted)

Category	Note No.	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007) Amount		%
I. Operating revenue							
1. Interest on loans to customers			491,357	89.4		448,662	89.9
2. Credit card revenue			11,275	2.1		12,754	2.6
3. Per-item credit revenue			17,675	3.2		12,998	2.6
4. Credit guarantee revenue			8,667	1.6		9,186	1.8
5. Financial revenue - other							
(1) Interest on deposits		2			–		
(2) Interest on marketable securities		0			–		
(3) Interest on loans		0			–		
(4) Other		33	35	0.0	229	229	0.0
6. Operating revenue - other							
(1) Sales of real estate		23			–		
(2) Revenue from operational investment securities		436			527		
(3) Collection of purchased claims		–			3,725		
(4) Collection of bad debts		8,535			4,022		
(5) Other		11,539	20,535	3.7	6,924	15,200	3.1
Total operating revenue			549,547	100.0		499,031	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		25,163			24,980		
(2) Interest on bonds		8,629			7,916		
(3) Other		3,968	37,762	6.9	3,718	36,615	7.3
2. Cost of sales							
(1) Cost of sales of real estate		24			–		
(2) Cost of sales of operational investment securities		149			163		
(3) Cost of purchased claims		–	173	0.0	2,666	2,829	0.6
3. Operating expenses - other							
(1) Advertising expenses		28,018			15,073		
(2) Commissions		28,490			25,584		
(3) Loan losses		12,331			59,745		
(4) Transfer to allowance for bad debts		153,862			280,618		
(5) Interest repayments		–			15,239		
(6) Transfer to reserve for losses on interest repayments		21,074			97,835		
(7) Salaries for employees		44,931			43,651		
(8) Transfer to reserve for accrued bonuses		4,148			3,782		
(9) Expenses for retirement benefits for employees		1,284			1,371		
(10) Transfers to allowance for retirement benefits for directors		100			123		
(11) Write-down of consolidation adjustment account		2,055			–		
(12) Goodwill write-offs		–			1,734		
(13) Other		90,199	386,495	70.3	78,626	623,387	124.9
Total operating expenses			424,431	77.2		662,832	132.8
Operating income (loss)			125,116	22.8		(163,801)	(32.8)

Category	Note No.	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007) Amount		%
III. Non-operating income							
1. Interest on loans		28			–		
2. Dividends received		286			217		
3. Dividends on insurance		607			292		
4. Gain on investment in anonymous association		652			–		
5. Other		432	2,007	0.3	554	1,064	0.2
IV. Non-operating expenses							
1. Interest expenses		4			–		
2. Loss on investment in anonymous association		0			213		
3. Amortization of business establishment expenses		41			–		
4. Other		113	159	0.0	141	354	0.1
Ordinary income (loss)			126,964	23.1		(163,092)	(32.7)
V. Extraordinary income							
1. Gain on sale of fixed assets	*1	176			–		
2. Gain on sale of investment securities		60			3,286		
3. Allowance for bad debts from previous year		0			–		
4. Gain on liquidation of lease deposits and guarantees		144			–		
5. Gain on transfer to defined contribution pension system		421			–		
6. Other		1	803	0.1	458	3,744	0.8
VI. Extraordinary losses							
1. Loss on sale of fixed assets	*2	102			–		
2. Impairment losses	*3	743			6,804		
3. Goodwill write-offs	*4	–			4,393		
4. Loss on valuation of investment securities		65			–		
5. Interest repayments		13,108			–		
6. Transfer to allowance for bad debts		–			107,012		
7. Transfer to reserve for losses on interest repayments		–			69,312		
8. Transfer to reserve for losses on treatment of soil contamination		–			630		
9. Business reorganization losses		–			7,211		
10. Transfer to business reorganization reserve		–			11,316		
11. Dissolution fees for cancellation of contract		135			2,210		
12. Other		838	14,994	2.7	4,023	212,914	42.7
Net income (loss) before taxes			112,773	20.5		(372,262)	(74.6)
Corporate tax, local and enterprise taxes		45,520			15,795		
Adjustment on corporate tax, etc.		(145)	45,374	8.2	24,733	40,529	8.1
Gain (loss) on minority interests			1,571	0.3		(1,540)	(0.3)
Net income (loss)			65,827	12.0		(411,250)	(82.4)

3. Consolidated Statements of Retained Earnings and Consolidated Statements of Change in Shareholders' Equity

Consolidated Statements of Retained Earnings

(In millions of yen)

Category	Note No.	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	
(Capital surplus)			
I. Capital surplus at the beginning of the year			104,125
II. Capital surplus at the end of the year			104,125
(Retained earnings)			
I. Retained earnings at the beginning of the year			427,609
II. Increase in retained earnings			
Net income		65,827	65,827
III. Decrease in retained earnings			
1. Cash dividends		7,080	
2. Bonuses to directors		126	
3. Loss on price differences in disposal of treasury stock		15	7,222
IV. Retained earnings at the end of the year			486,214

Consolidated Statements of Change in Shareholders' Equity

Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)

(In millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	83,317	104,125	486,214	(2,964)	670,692
Change during fiscal year					
Distribution of retained earnings*			(4,248)		(4,248)
Distribution of retained earnings			(4,248)		(4,248)
Net loss			(411,250)		(411,250)
Acquisition of treasury stock			–	(3)	(3)
Sale of treasury stock			(0)	0	0
Total change during fiscal year	–	–	(419,748)	(3)	(419,751)
Balance at March 31, 2007	83,317	104,125	66,465	(2,968)	250,940

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Minority interests	Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments		
Balance at March 31, 2006	11,001	–	11,001	6,964	688,658
Change during fiscal year					
Distribution of retained earnings*			–		(4,248)
Distribution of retained earnings					(4,248)
Net loss			–		(411,250)
Acquisition of treasury stock			–		(3)
Sale of treasury stock			–		0
Net change in items other than shareholders' equity during fiscal year	(4,465)	(5,752)	(10,217)	(1,544)	(11,762)
Total change during fiscal year	(4,465)	(5,752)	(10,217)	(1,544)	(431,514)
Balance at March 31, 2007	6,536	(5,752)	784	5,419	257,144

Note: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

4. Consolidated Statements of Cash Flows

(In millions of yen)

Category	Note No.	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007) Amount
I. Cash flow from operating activities			
Net income (loss) before taxes		112,773	(372,262)
Depreciation expenses		11,836	13,122
Impairment losses		743	6,804
Goodwill write-offs		–	6,128
Write-down of consolidation adjustment account		2,055	–
Loss on valuation of investment securities		65	–
Increase (decrease) in allowance for bad debts		11,561	235,857
Increase (decrease) in reserve for accrued bonuses		(103)	–
Increase (decrease) in reserve for losses on interest repayments		21,074	146,078
Increase (decrease) in allowance for retirement benefits for employees		(266)	–
Increase (decrease) in allowance for retirement benefits for directors		(91)	–
Non-operating interest on loans and cash dividends		(314)	(242)
Amortization of bond issuing expenses		650	–
Loss (gain) on sale of fixed assets		(73)	–
Loss on disposal of fixed assets		346	1,964
Increase on liquidation of lease deposits and guarantees		(144)	–
Loss (gain) on sale of investment securities		–	(3,241)
Gain on transfer to defined contribution pension system		(421)	–
Bonuses paid to directors		(126)	–
Decrease (increase) in loans to customers		(121,000)	211,327
Decrease (increase) in installment receivables		(17,178)	34,661
Decrease (increase) in purchased claims		–	(1,821)
Decrease (increase) in operational investment securities		(121)	(12)
Loss (gain) on other trade receivables		(30)	(2,132)
Decrease (increase) in claims in bankruptcy		(4,495)	(5,957)
Decrease (increase) in inventory		(2,896)	–
Decrease (increase) in pre-paid expenses		(275)	–
Decrease (increase) in long-term pre-paid expenses		1,584	–
Decrease (increase) in other current assets		1,693	5,114
Increase (decrease) in other current liabilities		972	5,620
Other		2	2,148
Subtotal		17,819	283,160
Non-operating interest on loans and cash dividends		314	242
Payments for corporate and other taxes		(44,078)	(32,843)
Cash flow from operating activities		(25,944)	250,558
II. Cash flow from investing activities			
Revenue from payment of term deposits		547	–
Funds used for purchase of tangible fixed assets		(11,800)	(3,043)
Gain on sale of tangible fixed assets		719	457
Funds used for purchase of intangible fixed assets		(7,522)	(8,224)
Funds used for purchase of investment securities		(1,663)	(1,676)
Funds provided by sales of investment securities		2,867	5,087

Category	Note No.	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007) Amount
Decrease (increase) in short-term receivables		(44,940)	20,028
Funds used for long-term loan receivables		(36)	–
Funds provided from collection of long-term loan receivables		1,130	–
Funds used for purchases of investments and other assets		(74)	–
Funds provided from sales of investments and other assets		222	–
Other		531	870
Cash flow from investing activities		(60,019)	13,498
III. Cash flow from financing activities			
Increase in short-term debts		989,210	746,500
Repayment of short-term debts		(947,705)	(768,330)
Increase (decrease) in commercial paper		25,000	(25,000)
Increase in long-term debts		514,473	374,710
Repayments of long-term debts		(493,654)	(575,964)
Cash from issue of corporate bonds		124,859	67,194
Loss on redemption of bonds		(94,000)	(82,000)
Payment for acquisition of treasury stock		(46)	(3)
Cash from disposal of treasury stock		129	0
Cash dividends paid		(7,080)	(8,497)
Cash flow from financing activities		111,185	(271,390)
IV. Effect of exchange rate changes on cash and cash equivalents		16	45
V. Increase (decrease) in cash and cash equivalents		25,238	(7,287)
VI. Balance of cash and cash equivalents at the beginning of the year		108,965	134,376
VII. Increase in cash and cash equivalents from new consolidations		173	–
VIII. Balance of cash and cash equivalents at the end of the year	*1	134,376	127,089

5. Significant Accounting Policies Relating to the Financial Statements

Item	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 13 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd, Passkey Co., Ltd., id Credit Corporation, Net One Club Corporation, and two others Passkey Co., Ltd., was included in the scope of consolidation from this fiscal year in view of its importance while id Credit Corporation and Net One Club Corporation were included in the scope of consolidation from this fiscal year because they were newly established in this fiscal year.	(1) No. of consolidated subsidiaries: 11 Names of consolidated subsidiaries Tryto Corporation, LIFE Co., Ltd, Businext Corporation, AsTry Loan Services Corporation, City's Corporation, Wide Corporation, New Frontier Partners Co., Ltd., TCM Co., Ltd, Passkey Co., Ltd., and two others On March 26, 2007, id Credit Corporation and Net One Club Corporation merged with AIFUL Corporation, with AIFUL as the surviving company.
	(2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd., and one other (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd., and 17 others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements. (Change in accounting policy) The Company applied the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associates (Accounting Standards Board of Japan [ASBJ], PITF No. 20) from the fiscal year under review. As a result, 15 of the non-consolidated subsidiaries above became subsidiaries in the fiscal year.
2 Accounting principles used for standard accounting treatment (1) Accounting standards for allowances and reserves		
i) Reserve for losses on treatment of soil contamination	—	The Company calculated the amount estimated to be paid to provide for losses relating to the treatment of soil contamination to restore soil to its original condition with the discovery of soil contamination on some of the land for sale owned by the Company.
ii) Business reorganization reserve	—	The Company calculated the amount of the estimated losses, including outlet liquidation losses, to provide for losses arising accompanying business reorganization.

Item	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
iii) Reserve for losses on interest repayments	Provision for future interest repayments is made by estimating the forecast amount of repayments based on actual repayments to date and taking into account the recent status of repayments. (Supplementary Information) In the past, AIFUL Corporation and some of its consolidated subsidiaries treated interest repayments as an expense at the time of the expenditure. However, the impact on consolidated financial statements has increased because of the more rigorous application of deemed payment provisions. Therefore, the Company has decided to record an amount equivalent to future interest repayments forecast as of the last day of the fiscal year as a reserve for losses on interest repayments in accordance with the Japanese Institute of Certified Public Accountants Hearing Data No. 24. "Considerations for Accounting at Consumer Finance Companies based on the Supreme Court Decision regarding the Application of the Deemed Payment Provisions of the Money Lending Business Control Law" (Japanese Institute of Certified Public Accountants, March 15, 2006). As a result, current liabilities have increased by 21,074 million yen. Accompanying the calculation of the reserve for losses on interest repayments, "Interest repayments" (4,153 million yen in the previous fiscal year), which were previously recorded in "Other" under Operating expenses, has been treated as an extraordinary loss. As a result, operating expenses rose 7,965 million yen, while operating income and ordinary income both declined by the same amount. At the same time, extraordinary losses have risen by 13,108 million yen, and net income before taxes has declined 21,074 million yen.	As on left (Supplementary Information) Previously, the Company and some of its consolidated subsidiaries recorded an amount corresponding to future interest repayments expected as of the end of the fiscal year as the reserve for losses on interest repayments in accordance with Accounting Treatment for Consumer Finance Firms Based on the Supreme Court Ruling on the Application of Deemed Payment Regulations in the Money Lending Business Control Law. Japan Institute of Certified Public Accountants (JICPA) Inquiry Report No. 24 (JICPA, March 15, 2006). However, the Company has changed the method for estimating the reserve in accordance with Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims, Industry Specific Committee Report, No. 37 (JIPCA, October 13, 2006). Accompanying this change, the difference between the amount of the reserve recorded based on the method of estimation after the change as of the beginning of the fiscal year under review and the amount of the reserve based on the method of estimation used in the previous fiscal year has been treated as a 107,012 million yen transfer to the allowance for bad debts (extraordinary loss) and a 69,312 million yen transfer to the reserve for losses on interest repayments (extraordinary loss). With the exception of some consolidated subsidiaries, 195,545 million yen in the expected amount of repayments that are estimated to have priority application to operating loans is included in the allowance for bad debts.
3 Write-off of the consolidation adjustment account	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made	—
4 Write-off of goodwill and negative goodwill	—	The Company writes off goodwill and negative goodwill using the straight-line method over a period of benefit no longer than twenty years. Items that do not have a significant effect on the consolidated financial statements are written off as a loss in the year in which they occur.

Note: The standards for the calculation of reserves other than those noted above have been omitted, as there have been no significant changes since they were recorded in the Company's most recent financial report (submitted June 28, 2006).

6. Changes to Significant Matters Forming the Basis for the Preparation of Consolidated Financial Statements

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
(Accounting Standard for Impairment of Fixed Assets) The AIFUL Group adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets. Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets [Financial Accounting Standard Implementation Guidance No. 6] Accounting Standards Board of Japan, October 31, 2003) from this fiscal year. As a result, net income before taxes declined 743 million yen. Cumulative impairment losses are deducted directly from the value of assets based on the amended consolidated financial statement regulations.	—
—	(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5. December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the fiscal year under review. The amount of shareholders' equity under former accounting standards was 257,477 million yen. With the amendment of the regulations for consolidated financial statements, the Company has presented net assets in the consolidated balance sheets for the fiscal year under review on the basis of the regulations for consolidated financial statements after amendment.
—	(Accounting Standards for Business Combinations, etc.) The Company adopted Accounting Standard for Business Combinations (Business Accounting Council. October 31, 2003) and Accounting Standard for Business Separations (ASBJ Statement No. 7. December 27, 2005) as well as Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Separations (ASBJ Guidance No. 10, December 27, 2005) starting in the fiscal year under review.

7. Changes in Labeling Method

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
(Consolidated Balance Sheets) The balances of guarantee obligations related to guarantee operations were hitherto recorded as Credit guarantee installment receivables under Current assets and Credit guarantees payable under Current liabilities on the consolidated balance sheets. However, with the change in the method of recording the balance of guarantee obligations on the balance sheets to Customers' liabilities for acceptance and guarantees under Current assets and Acceptance and guarantees under Current liabilities on the balance sheets of AIFUL, and the same method has been adopted for the consolidated balance sheets.	—

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
—	(Consolidated Balance Sheets) 1. In the previous fiscal year, Purchased claims were included under Inventory in Current assets, but have been presented as a separate item due to an increase in significance. The amount of Purchased claims in the previous fiscal year was 10,932 million yen. 2. Inventory (398 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Current assets due to its lack of financial significance. 3. Telephone rights (366 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Intangible fixed assets due to its lack of financial significance. 4. As a result of amendments to the regulations on consolidated financial statements, items presented under the Consolidation Adjustment Account in the previous fiscal year are presented as Goodwill from the fiscal year under review. 5. Long-term loans (183 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Investment and other fixed assets due to its lack of financial significance.
—	(Consolidated Statements of Income) 1. The component items of Interest on deposits (110 million yen for the fiscal year under review) and Interest on marketable securities (19 million yen for the fiscal year under review) presented under Financial revenue – other until the previous fiscal year have been included under Other in Financial revenue – other due to their lack of financial significance. 2. Collection of purchased claims was presented under Other in Operating revenue – other until the previous fiscal year, but it is presented as an item on the Consolidated Statements of Income accompanying the presentation of Purchased claims as an item on the Consolidated Balance Sheets. Collection of purchased claims was 4,744 million yen in the previous fiscal year. 3. Cost of purchased claims was included under Other in Operating expenses – other until the previous fiscal year, but it is presented as an item on the Consolidated Statements of Income accompanying the presentation of Purchased claims as an item on the Consolidated Balance Sheets. Cost of purchased claims was 3,222 in the previous fiscal year. 4. As a result of amendments to the regulations on consolidated financial statements, items presented as Consolidation Adjustment Account Write-offs in the previous fiscal year are presented as Goodwill Write-offs from the fiscal year under review. 5. Interest on loans (25 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Non-operating income due to its lack of financial significance. 6. Gain on investment in anonymous association (95 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Non-operating income because it amounts to no more than 10/100 of total non-operating income. 7. Interest expenses (0 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Non-operating expenses due to its lack of financial significance.

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
	8. Gain on sale of fixed assets (229 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary income because it amounts to no more than 10/100 of total extraordinary income. 9. Allowance for bad debts from previous year (1 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary income due to its lack of financial significance. 10. Gain on liquidation of lease deposits and guarantees (26 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary income because it amounts to no more than 10/100 of total extraordinary income. 11. Loss on sale of fixed assets (122 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary losses due to its lack of financial significance. 12. Loss on valuation of investment securities (620 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary losses due to its lack of financial significance.
—	(Consolidated Statements of Cash Flows) 1. As a result of amendments to the regulations on consolidated financial statements, items presented as Consolidation Adjustment Account Write-offs in the previous fiscal year are presented as Goodwill Write-offs from the fiscal year under review. 2. Loss on valuation of investment securities (620 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 3. Increase (decrease) in reserve for accrued bonuses (-370 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 4. Increase (decrease) in allowance for retirement benefits for directors (10 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 5. Amortization of bond issuing expenses (519 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 6. Loss (gain) on sale of fixed assets (-106 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 7. Increase on liquidation of lease deposits and guarantees (-26 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 8. Loss (gain) on sale of investment securities (20 million yen for the previous fiscal year) under Cash flow from operating activities, which was included in Other, is presented as a separate item due to the increase in its financial significance.

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
—	9. Decrease (increase) in purchased claims (-2,892 million yen for the previous fiscal year), which was included under Decrease (increase) in inventory in Cash flow from operating activities in the previous fiscal year, is presented as a separate item on the Consolidated Statements of Cash Flows accompanying the presentation of Purchased claims as a separate item on the Consolidated Balance Sheets. 10. Decrease (increase) in inventory (-44 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 11. Decrease (increase) in pre-paid expenses (742 million yen for the fiscal year under review) under Cash flow from operating activities is included in Decrease (increase) in other current assets due to its lack of financial significance. 12. Decrease (increase) in long-term pre-paid expenses (1,153 million yen for the fiscal year under review) under Cash flow from operating activities is included in Other due to its lack of financial significance. 13. Funds used for long-term loan receivables (-69 million yen for the fiscal year under review) under Cash flow from investing activities are included in Other due to its lack of financial significance. 14. Funds provided from collection of long-term loan receivables (26 million yen for the fiscal year under review) under Cash flow from investing activities are included in Other due to its lack of financial significance. 15. Funds used for purchases of investments and other assets (-69 million yen for the fiscal year under review) under Cash flow from investing activities are included in Other due to its lack of financial significance. 16. Funds provided from sales of investments and other assets (74 million yen for the fiscal year under review) under Cash flow from investing activities are included in Other due to its lack of financial significance.

8. Notes

A. Notes to the Consolidated Balance Sheets

<table>
<tr><th>End of previous fiscal year
(As of March 31, 2006)</th><th>End of fiscal year under review
(As of March 31, 2007)</th></tr>
<tr><td>*1 Capital surplus includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.</td><td>*1 As on left</td></tr>
<tr><td>*2 Assets pledged as collateral and corresponding liabilities
(1) Assets pledged as collateral
(In millions of yen)
Loans 620,035
Installment receivables 56,922
Inventory 107
Buildings and structures 814
Machinery and vehicles 10
Land 563
Total 678,453

(2) Corresponding liabilities
(In millions of yen)
Short-term debts 56,640
Current portion of long-term debts 153,524
Long term debts 222,268
Total 432,432

Above amounts include items related to the securitization of loans receivables, 349,796 million yen for outstanding loans receivables, 30,284 million yen for the current portion of long-term debts, and 98,056 million yen for the long-term debts.
The matters below are not included in the aforementioned amounts.
• The Company has contracted to offer 284,025 million yen in loans as collateral in response to borrowers' requests to the sum of 300 million yen for short term debts, 103,438 million yen for the current portion of long-term debts, and 163,479 million yen in long-term debts, totaling 267,218 million yen.
• The Company has also offered 1,919 million yen in cash and cash equivalents as collateral for swap transactions.</td><td>*2 Assets pledged as collateral and corresponding liabilities
(1) Assets pledged as collateral
(In millions of yen)
Loans 423,753
Installment receivables 39,983
Current assets (other) 100
Buildings and structures 774
Machinery and vehicles 7
Land 501
Total 465, 121

(3) Corresponding liabilities
(In millions of yen)
Short-term debts 60,360
Current portion of long-term debts 87,774
Long term debts 163,954
Total 312,089

Above amounts include items related to the securitization of loans receivables, 240,426 million yen for outstanding loans receivables, 11,846 million yen for the current portion of long-term debts, and 92,036 million yen for the long-term debts.
The matters below are not included in the aforementioned amounts.
• The Company has contracted to offer 248,077 million yen in loans as collateral in response to borrowers' requests to the sum of 400 million yen for short term debts, 98,623 million yen for the current portion of long-term debts, and 135,508 million yen in long-term debts, totaling 234,531 million yen.
• The Company has also offered 1,734 million yen in cash and cash equivalents as collateral for swap transactions.</td></tr>
<tr><td>—</td><td>*3 Includes 1,465,330 million yen in personal unsecured loans.</td></tr>
<tr><td>*4 Financial assets accepted as collateral with full rights of disposal and corresponding market values
Commercial paper 49,999 million yen</td><td>*4 Financial assets accepted as collateral with full rights of disposal and corresponding market values
Commercial paper 29,968 million yen</td></tr>
<tr><td>*5 Amount of shares in non-consolidated subsidiaries and affiliated companies included in Investment securities
117 million yen</td><td>*5 Amount of shares in non-consolidated subsidiaries and affiliated companies and amount of other marketable securities issued by non-consolidated subsidiaries and affiliated companies included in Investment securities
3,146 million yen</td></tr>
<tr><td>*6 Installment receivables
(In millions of yen)
Card shopping 76,767
Per item shopping 132,813
Total 209,581</td><td>*6 Installment receivables
(In millions of yen)
Card shopping 94,541
Per item shopping 80,382
Total 174,923</td></tr>
</table>

End of previous fiscal year (As of March 31, 2006)	End of fiscal year under review (As of March 31, 2007)

*7 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	532	11,305	11,175	663 (240)
Per item shopping	13,646	16,858	17,395	13,108 (1,545)
Guarantees	315	4,165	4,241	239 (-)
Loans	29	89,807	89,826	10 (-)
Total	14,523	122,137	122,639	14,021 (1,785)

Note: Amounts in parenthesis are merchant fees.

*8 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheets through the securitization of claims stood at 183,861 million yen at the end of the fiscal year. The break down was as follows:

	(In millions of yen)
Loans	108,400
Installment receivables	75,460
Total	183,861

*9 Bad debts

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,507	26,938	33,445
Loans in arrears	45,561	35,160	80,721
Loans in arrears longer than 3 months	20,134	7,429	27,564
Loans with adjusted terms	58,518	3,550	62,068
Total	130,722	73,078	203,800

Explanations for each of the above items follow:

(Claims in bankruptcy)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

*7 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	663	13,058	12,633	1,087 (160)
Per item shopping	13,108	6,830	12,757	7,181 (750)
Guarantees	239	4,076	4,134	181 (-)
Loans	10	89,802	89,809	3 (-)
Total	14,021	113,768	119,335	8,453 (911)

Note: Amounts in parenthesis are merchant fees.

*8 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheets through the securitization of claims stood at 127,390 million yen at the end of the fiscal year. The break down was as follows:

	(In millions of yen)
Loans	72,573
Installment receivables	54,817
Total	127,390

*9 Bad debts

The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,057	36,913	42,970
Loans in arrears	100,173	80,645	180,819
Loans in arrears longer than 3 months	28,250	8,414	36,664
Loans with adjusted terms	50,469	4,653	55,122
Total	184,949	130,627	315,577

Explanations for each of the above items follow:

(Claims in bankruptcy)

As on left

(Loans in arrears)

As on left

End of previous fiscal year (As of March 31, 2006)	End of fiscal year under review (As of March 31, 2007)
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears. (Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans in arrears longer than 3 months) As on left (Loans with adjusted terms) As on left
*10 Gains and losses related to hedging methods are recorded under Loss on deferred hedge on a net basis. The total deferred hedge loss before being netted out was 10,297 million yen. Total deferred hedge gains were 67 million yen.	—
*11 The total number of shares issued and outstanding in the Company was 142,035,000 shares of common stock.	—
*12 The Company held 412,124 shares of its common stock as treasury shares.	—
—	*13 195,545 million yen out of the allowance for bad debts is the forecast amount of interest repayments estimated to receive priority application to operating loans.

B. Notes to the Consolidated Statement of Income

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
*1 Breakdown of gains on sale of fixed assets is as follows: (In millions of yen) Land 172 Other 3 Total 176	—
*2 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 17 Land 71 Other (Telephone rights, etc.) 14 Total 102	—

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)

*3 Impairment losses

The AIFUL Group recorded the following impairment losses in this fiscal year.

(1) Assets with recognized impairment losses

Location (Pref.)	Use	Category
Kyoto (Kyoto)	Buildings for lease	Land and buildings, etc.
Osaka (Osaka)	Rental apartments	Land and buildings, etc.
Utsunomiya (Tochigi)	Idle real estate	Land and buildings, etc.
Nasu-gun (Tochigi)	Idle real estate	Land
Tamatsukuri-gun (Miyagi)	Idle real estate	Land

(2) Asset grouping method

The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping.

(3) Background to recognition of impairment losses

The AIFUL Group recognizes impairment losses due to a marked fall in the market price or a deterioration in income from operating activities with respect to some real estate for lease or due to a marked decline in the net sale value from the book value for idle real estate.

(4) Amount of Impairment Losses

	(In millions of yen)
Buildings and structures	227
Equipment and fittings	0
Land	516
Total	743

(5) Method of calculation for recoverable value

Recoverable value is measured using net sale value for idle real estate and the higher of use value or net sale value for real estate for lease.

When use value is used, future cash flow is discounted by 1.85%, and when net sale value is used, the calculation is based on an appraised value by a real estate appraiser.

Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)

*3 Impairment losses

The AIFUL Group recorded the following impairment losses in the fiscal year under review.

(1) Assets with recognized impairment losses

(In millions of yen)

Use	Category	Impairment losses
Real estate for lease	Land and buildings, etc.	1,306
Idle real estate	Land and buildings, etc.	179
Business offices scheduled for closure	Structures, buildings, equipment and fittings, and finance leasing assets, etc.	5,318

(2) Asset grouping method

The AIFUL Group uses each operating company in the financial and venture capital businesses, with the exception of idle real estate and real estate for sale, and each property for rental in the real estate business as the smallest unit for asset grouping. For assets involved in business reorganization, all of the business offices scheduled for closure at each operating company are used as a single unit for asset grouping.

(3) Background to recognition of impairment losses

The AIFUL Group recognizes the respective impairment losses when there is a marked decline in the net sales value of some real estate for lease and idle real estate compared to the book value, and on business offices scheduled for closure accompanying the announcement of the business reorganization plan.

(4) Amount of Impairment Losses

	(In millions of yen)
Buildings and structures	3,794
Equipment and fittings	1,223
Land	1,319
Real estate for lease	134
Other	332
Total	6,804

(5) Method of calculation for recoverable value

The AIFUL Group calculates the recoverable value of real estate for lease and idle real estate from the net sale value computed on the basis of the saleable value estimated individually. Moreover, for business offices scheduled for closure, the AIFUL Group calculates recoverable value with an amount corresponding to depreciation and amortization at the time of closure as the use value.

*4 Amortization of goodwill

The AIFUL Group conducts a lump sum amortization of goodwill in conjunction with accounting for the impairment losses of consolidated subsidiaries.

C. Note to the Consolidated Statements of Change in Shareholders' Equity
Fiscal year under review (Apr. 1, 2006 to March 31, 2007)

(1) Matters pertaining to the type and number of issued shares and the type and number of treasury shares

	Number of shares at end of previous fiscal year	Increase in number of shares during fiscal year under review	Decrease in number of shares during fiscal year under review	Number of shares at end of fiscal year under review
Number of issued shares				
Common stock	142,035,000	—	—	142,035,000
Total	142,035,000	—	—	142,035,000
Treasury stock				
Common stock (Note)	412,124	754	43	412,835
Total	412,124	754	43	412,835

Note: The increase of 754 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.
The decrease of 43 in the number of common shares of treasury stock is the result of the sale of less-than-one-unit shares.

(2) Matters pertaining to warrants, etc.

There are no relevant matters.

(3) Matters pertaining to dividends

i) Amount of dividend payment

Resolution	Type of shares	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
General meeting of shareholders, June 27, 2006	Common stock	4,248	30	Mar. 31, 2006	Jun. 28, 2006
Board of directors meeting, November 7, 2006	Common stock	4,248	30	Sep. 30, 2006	Dec. 11, 2006

ii) Dividends with a record date during the fiscal year under review for which the effective date is during the next fiscal year

Resolution	Type of shares	Source of dividends	Total amount of dividends (Million yen)	Dividend per share (Yen)	Record date	Effective date
Board of directors meeting, May 21, 2007	Common stock	Retained earnings	4,248	30	Mar. 31, 2007	Jun. 28, 2007

D. Note to the Consolidated Statement of Cash Flows

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
*1 Relationship between the balance of cash and cash equivalents at the end of the fiscal year and the amounts recorded in the categories shown on the consolidated balance sheet:	*1 Relationship between the balance of cash and cash equivalents at the end of the fiscal year and the amounts recorded in the categories shown on the consolidated balance sheet:

	Previous fiscal year (In millions of yen)	Fiscal year under review (In millions of yen)
Cash and cash equivalents account	134,454	127,166
Term deposits with maturity greater than 3 months	(77)	(77)
Cash and cash equivalents	134,376	127,089

E. Segment Information

Segment Information by Type of Business, Location, and Foreign Sales

	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.	As on left
By location	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left

F. Tax Effect Accounting

End of previous fiscal year (As of March 31, 2006)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

	(In millions of yen)
Reserve for losses on interest repayments	8,562
Excess amount transferred to allowance for bad debt accounts	853
Denied amount of bad debt depreciation	12,291
Loss carried forward	2,183
Accrued enterprise tax	1,736
Reserve for accrued bonuses	1,687
Unrecorded interest payments due	3,804
Other	1,254
Sub-total of deferred tax assets (current)	32,373
Valuation allowance	(111)
Total deferred tax assets (current)	32,262

Deferred tax assets (fixed)

	(In millions of yen)
Loss carried forward	1,459
Excess amount transferred to allowance for bad debt accounts	734
Excess amount of depreciation and amortization	2,837
Valuation differences of other marketable securities	1,168
Other	2,735
Sub-total of deferred tax assets (fixed)	8,935
Valuation allowance	(2,357)
Amount offset against deferred tax liabilities (fixed)	(3,673)
Total deferred tax assets (fixed)	2,904
Total deferred tax assets	35,167

Deferred tax liabilities (fixed)

	(In millions of yen)
Valuation differences of other marketable securities	7,432
Total deferred tax liabilities (fixed)	7,432
Amount offset against deferred tax assets (fixed)	(3,673)
Total deferred tax liabilities (fixed)	3,759
Total deferred tax liabilities	3,759

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Omitted because the difference between the statutory effective tax rate and income tax charge rate after adoption of tax effect accounting is 5% or less of the statutory effective tax rate.

End of fiscal year under review (As of March 31, 2007)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

	(In millions of yen)
Excess amount transferred to allowance for bad debt accounts	93,876
Denied amount of bad debt depreciation	14,557
Unrecorded interest payments due	5,207
Other	9,334
Sub-total of deferred tax assets (current)	122,976
Valuation allowance	(109,006)
Total deferred tax assets (current)	13,969
Amount offset against deferred tax liabilities (current)	(198)
Net deferred tax assets (current)	13,770

Deferred tax assets (fixed)

	(In millions of yen)
Transfer to reserve for losses on interest repayments	67,949
Loss carried forward	4,343
Valuation differences on financial instruments	3,928
Other	10,812
Sub-total of deferred tax assets (fixed)	87,034
Valuation allowance	(82,771)
Total deferred tax assets (fixed)	4,262
Amount offset against deferred tax liabilities (current)	(3,928)
Net deferred tax assets (fixed)	334
Total deferred tax assets	14,105

Deferred tax liabilities (current)

	(In millions of yen)
Accrued enterprise tax	198
Total deferred tax liabilities (current)	198
Amount offset against deferred tax assets (current)	(198)
Net deferred tax liabilities (current)	—

Deferred tax liabilities (fixed)

	(In millions of yen)
Valuation differences of other marketable securities	4,454
Total deferred tax liabilities (fixed)	4,454
Amount offset against deferred tax assets (fixed)	(3,928)
Net deferred tax liabilities (fixed)	525
Total deferred tax assets (fixed)	525

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Omitted because the Company recorded a net loss for the year after tax.

G. Per Share Information

Item	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
Net assets per share	4,813.45 yen	1,777.44 yen
Net income (loss) per share	464.84 yen	(2,903. 85 yen)
Diluted net income per share	464.69 yen	Diluted net income per share omitted because the Company recorded a net loss per share and because there were no latent shares with a dilutive effect.
	The Company conducted a 1:1.5 stock split on May 23, 2005. Assuming that the stock split was conducted at the beginning of the previous fiscal year, per share information is as follows. (Yen) Previous fiscal year Net assets per share 4,358.69 Net income per share 533.57 Diluted net income per share 533.53	

Note: Basis for calculation

(1) Net assets per share

	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
Total net assets	—	257,144 million yen
Amount deducted from total net assets	—	5,419 million yen
(Of which minority interests)	(—)	(5,419 million yen)
Net assets related to common stock at end of fiscal year	—	251,724 million yen
Number of shares of common stock at the end of the fiscal year used in the calculation of net assets per share	—	141,622,165 shares

(2) Net income (loss) per share and diluted net income per share

Item	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
Net income (loss) per share		
Net income (loss)	65,827 million yen	(411,250 million yen)
Amount not attributable to common stock shareholders	—	—
Net income (loss) related to common stock	65,827 million yen	(411,250 million yen)
Average number of shares of common stock during the period	141,613,814 shares	141,622,497 shares
Diluted net income per share		
Adjusted net income	—	—
Increase in number of common stock	45,044 shares	—
(of which stock options through acquisition of treasury stock)	(14,460 shares)	(—)
(of which warrants)	(30,584 shares)	(—)
Outline of stock not included in diluted net income per share due to lack of dilutive effect	New share subscription-type stock options (No. of shares: 357,900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 325,800) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2006) New share subscription-type stock options (No. of shares: 351,600) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)

H. Significant Subsequent Events

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
On April 14, 2006, the Kinki Finance Bureau imposed administrative penalties on AIFUL Corporation, suspending operations except for the receipt of repayments and operations related to protective attachment, for a specific period at all branches based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). The impact of the administrative penalties on the Company's financial position and business performance for next fiscal year and beyond is not known.	—

(Omissions from disclosure)

Notes pertaining to lease transactions, transactions with related parties, marketable securities, derivative transactions, retirement benefits, stock options, etc., and business combinations have been omitted because there is not considered to be a strong necessity for disclosure in these brief financial statements.

V. Consolidated Results of Operations

1. Operating Revenue

(In millions of yen)

Item \ Period	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)		Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)	
	Amount	%	Amount	%
Interest on loans to customers	491,357	89.4	448,662	89.9
Unsecured loans	405,308	73.8	374,839	75.1
Secured loans	56,144	10.2	43,575	8.7
Small business loans	29,904	5.4	30,247	6.1
Credit card revenue	11,275	2.1	12,754	2.6
Per-item credit revenue	17,675	3.2	12,998	2.6
Credit guarantee revenue	8,667	1.6	9,186	1.8
Other financial revenue	35	0.0	229	0.0
Other operating revenue	20,535	3.7	15,200	3.1
Collection of purchased claims	4,744	0.9	3,725	0.8
Revenue from operational investment securities	436	0.0	527	0.1
Other	15,354	2.8	10,947	2.2
Total	549,547	100.0	499,031	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

2. Other Operating Indicators

Item \ Period	End of previous fiscal year (As of Mar. 31, 2006)	End of fiscal year under review (As of Mar. 31, 2007)
Total amount of loans outstanding (millions of yen)	2,232,417	1,985,263
Unsecured loans	1,708,118	1,537,904
Secured loans	357,025	291,716
Small business loans	167,273	155,642
Number of customer accounts	3,898,954	3,547,633
Unsecured loans	3,694,796	3,366,873
Secured loans	104,656	87,384
Small business loans	99,502	93,376
Number of branches	2,722	2,307
Staffed branches	873	364
Unstaffed branches	1,849	1,943
Number of automatic loan-contracting machines	2,249	1,872
Number of loan application processing machines	310	304
Number of ATMs	159,083	167,238
Company-owned	2,361	1,998
Partner-owned	156,722	165,240
Number of employees	6,675	6,477
Bad debt write-off (millions of yen)	149,830	205,980
Allowance for bad debts (millions of yen)	171,715	407,573
Net income (loss) per share (yen)	464.84	(2,903.85)
Net assets per share (yen)	4,813.45	1,777.44

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (108,400 million yen at the end of the previous fiscal year and 72,573 million yen at the end of the fiscal year under review) have been included.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 4,808 million yen in the previous fiscal year, and 5,505 million yen in the fiscal year under review.

3. The allowance for bad debts for the fiscal year under review includes 195,545 million yen in expected repayment estimated to have priority application to operating loans.

VI. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

(In millions of yen, except where noted)

Category	Note No.	End of previous fiscal year (As of March 31, 2006) Amount		%	End of fiscal year under review (As of March 31, 2007) Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents			86,093			75,255	
2. Loans	*1, 2, 4		1,512,717			1,298,611	
3. Customers' liabilities for acceptances and guarantees			62,313			58,914	
4. Real estate for sale	*1		138			–	
5. Pre-paid expenses			3,342			2,577	
6. Deferred tax assets			16,501			9,333	
7. Accrued income			11,954			11,063	
8. Short-term loans	*3		50,128			30,099	
9. Other	*1		17,389			14,824	
Allowance for bad debts	*9		(85,659)			(262,185)	
Total current assets			1,674,920	76.0		1,238,494	74.6
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings		24,081			21,044		
Total accumulated depreciation		(11,791)	12,290		(11,792)	9,251	
(2) Structures		4,763			3,721		
Total accumulated depreciation		(3,127)	1,636		(2,928)	792	
(3) Machinery		161			161		
Total accumulated depreciation		(60)	100		(74)	86	
(4) Equipment and fixtures		23,146			22,066		
Total accumulated depreciation		(9,401)	13,745		(11,901)	10,165	
(5) Land			6,762			6,762	
(6) Construction in process account			398			759	
Total tangible fixed assets			34,934	1.6		27,818	1.7
2. Intangible fixed assets							
(1) Software			11,637			11,992	
(2) Telephone rights			360			–	
(3) Other			8			224	
Total intangible fixed assets			12,006	0.5		12,217	0.7
3. Investment and other fixed assets							
(1) Investment securities			27,763			18,879	
(2) Stock in affiliated companies			135,335			110,144	
(3) Other marketable securities of affiliated companies			–			448	
(4) Claims in bankruptcy	*4		28,541			33,517	
(5) Long-term loans to shareholders and employees			14			–	
(6) Long-term loans to affiliated companies			288,524			277,502	
(7) Long-term prepaid expenses			2,756			1,544	
(8) Lease deposits and guarantees			8,832			8,468	
(11) Loss on deferred hedge	*6		10,229			–	
(10) Other			1,215			922	
Allowance for bad debts			(21,339)			(69,765)	
Total investment and other fixed assets			481,875	21.9		381,664	23.0
Total fixed assets			528,817	24.0		421,700	25.4
III. Deferred assets							
Bond issuing expenses			744			631	
Total deferred assets			744	0.0		631	0.0
Total assets			2,204,482	100.0		1,660,826	100.0

Category	Note No	End of previous fiscal year (As of March 31, 2006) Amount		%	End of fiscal year under review (As of March 31, 2007) Amount		%
(Liabilities)							
I. Current liabilities							
1. Notes payable - trade			3,990			–	
2. Acceptances and guarantees			62,313			58,914	
3. Short-term debts			53,000			16,000	
4. Current portion of bonds			82,000			72,000	
5. Current portion of long-term debts	*1		326,797			228,600	
6. Trade accounts payable			7,556			11,523	
7. Income taxes payable			21,162			37	
8. Accrued expenses payable			4,454			3,881	
9. Deposits			374			–	
10. Income in advance			2			–	
11. Reserve for accrued bonuses			2,251			2,042	
12. Reserve for losses on interest repayments			17,019			–	
13 Reserve for losses on treatment of soil contamination			–			630	
14 Business reorganization reserve			–			4,381	
15. Other			219			517	
Total current liabilities			581,144	26.4		398,529	24.0
II. Long-term liabilities							
1. Bonds			418,500			414,100	
2. Long term debts	*1		557,264			460,259	
3. Deferred tax liabilities			3,759			425	
4. Allowance for retirement benefits for directors			1,279			1,255	
5. Reserve for losses on interest repayments			–			122,956	
6. Interest swaps			9,462			8,193	
7. Other			155			101	
Total long-term liabilities			990,420	44.9		1,007,292	60.6
Total liabilities			1,571,565	71.3		1,405,821	84.6
(Shareholders' equity)							
I. Common stock	*5		83,317	3.8		–	–
II. Capital surplus							
Capital reserves		90,225			–		
Total Capital surplus			90,225	4.0		–	–
III. Retained earnings							
1. Earned surplus reserves		1,566			–		
2. Voluntary reserves							
General reserve		395,496			–		
3. Unappropriated retained earnings		54,641			–		
Total retained earnings			451,704	20.5		–	–
IV. Differences in evaluation of other marketable securities			10,636	0.5		–	–
V. Treasury stock	*7		(2,964)	(0.1)		–	–
Total shareholders' equity			632,917	28.7		–	–
Total liabilities and shareholders' equity			2,204,482	100.0		–	–

Category	Note No	End of previous fiscal year (As of March 31, 2006) Amount		%	End of fiscal year under review (As of March 31, 2007) Amount		%
(Net Assets)							
I. Shareholders' equity							
1. Common stock			–	–		83,317	5.0
2. Capital surplus							
(1) Capital reserves		–			90,225		
Total capital surplus			–	–		90,225	5.4
3. Retained earnings							
(1) Earned surplus reserves		–			1,566		
(2) Other retained earnings							
General reserve		–			437,296		
Retained earnings carried forward		–			(355,054)		
Total retained earnings			–	–		83,807	5.0
4. Treasury stock			–	–		(2,968)	(0.1)
Total shareholders' equity			–	–		254,381	15.3
II. Evaluation and foreign currency translation adjustments							
1. Differences in evaluation of other marketable securities			–	–		6,376	0.4
2. Loss on deferred hedge			–	–		(5,752)	(0.3)
Total evaluation and foreign currency translation adjustments			–	–		623	0.1
Total net assets			–	–		255,005	15.4
Total net assets and liabilities			–	–		1,660,826	100.0

2. Non-Consolidated Statements of Income

(In millions of yen, except where noted)

Category	Note No.	Previous fiscal year (Apr. 1. 2005 to Mar. 31, 2006) Amount		%	Fiscal year under review (Apr. 1. 2006 to Mar. 31, 2007) Amount		%
I. Operating revenue							
1. Interest on loans to customers			333,541	97.1		292,668	97.3
2. Financial revenue - other							
(1) Interest on deposits		1			–		
(2) Interest on marketable securities		0			–		
(3) Other		0	1	0.0	179	179	0.1
3. Operating revenue – other							
(1) Sales of real estate		23			–		
(2) Credit guarantee revenue		–			5.052		
(3) Bad debt write-off recovery		4.299			1,840		
(3) Other		5,648	9.972	2.9	1.014	7,907	2.6
Total operating revenue			343,515	100.0		300.755	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		19,861			18,257		
(2) Interest on bonds		8.485			7,772		
(3) Other		2.871	31.218	9.1	2,828	28,858	9.6
2. Cost of sales							
(1)Cost of sales of real estate		24	24	0.0	–	–	–
3. Operating expenses - other							
(1) Advertising expenses		16.533			5.733		
(2) Commissions		14.024			11,449		
(3) Loan losses		11.494			48.469		
(4) Transfer to allowance for bad debts		92.025			169,616		
(5) Interest repayments		–			11.195		
(6) Transfer to reserve for losses on interest repayments		17.019			65.886		
(7) Director's salaries and remuneration		539			354		
(8) Salaries for employees		19.699			19.037		
(9) Bonus for employees		2.393			2,458		
(10) Transfer to reserve for accrued bonuses		2.251			2.042		
(11) Transfers to allowance for retirement benefits for directors		71			88		
(12) Welfare expenses		3.826			3.905		
(13) Expenses for retirement benefits for employees		729			742		
(14) Rent fees		4.893			3.910		
(15) Land rent		7.729			7,701		
(16) Supplies		2,017			–		
(17) Repairs		5.125			4.139		
(18) Communication expenses		2.458			–		
(19) Insurance premiums		4.181			–		
(20) Depreciation expenses		7.587			8,641		
(21) Consumption tax		3.766			–		
(22) Other		6.354	224.723	65.4	13.461	378.834	126.0
Total operating expenses			255.966	74.5		407.693	135.6
Operating income (loss)			87,548	25.5		(106.937)	(35.6)

Category	Note No	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006) Amount		%	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007) Amount		%
III. Non-operating income							
1. Interest on loans	*5	5,027			4,495		
2. Dividends received		244			–		
3. Dividends on insurance		607			–		
4. Gain on investment in anonymous association	*1	611			–		
5. Miscellaneous		662	7,154	2.0	1,506	6,002	2.0
IV. Non-operating expenses							
1. Loss on valuation of real estate for sale		5			–		
2. Loss on investment in anonymous association	*6	0			209		
3. Miscellaneous		65	70	0.0	80	289	0.1
Ordinary income (loss)			94,632	27.5		(101,225)	(33.7)
V. Extraordinary income							
1. Gain on sale of fixed assets	*2	0			–		
2. Gain on sale of investment securities		2			2,940		
3. Allowance for bad debts from previous year		0			–		
5. Gain on transfer to defined contribution pension system		283			–		
6. Other		–	287	0.1	1	2,941	1.0
VI. Extraordinary losses							
1. Loss on sale of fixed assets	*3	2			–		
2. Loss on disposal of fixed assets	*4	223			–		
3. Impairment losses	*7	–			3,128		
4. Loss on cancellation of leases		63			–		
5. Loss on valuation of stock in affiliated companies		–			21,700		
6. Loss on liquidation of shares in absorbed companies		–			2,549		
7. Expenses accompanying replacement of automatic loan-contracting machines		111			–		
8. Interest repayments		10,603			–		
9. Transfer to allowance for bad debts		–			145,397		
10. Transfer to reserve for losses on interest repayment		–			57,070		
11. Transfer to reserve for losses on treatment of soil contamination		–			630		
12. Business reorganization losses		–			4,416		
13. Transfer to business reorganization reserve		–			4,381		
14. Loss on cancellation of real estate deposits		83			–		
15. Loss on valuation of golf club memberships		15			–		
16. Dissolution fees for cancellation of contract		39			1,546		
17. Other		–	11,141	3.2	2,059	242,879	80.7
Net income (loss) before taxes			83,778	24.4		(341,163)	(113.4)
Corporate tax, local and enterprise taxes		41,576			7,563		
Adjustment on corporate tax, etc.		(8,179)	33,397	9.7	10,672	18,235	6.1
Net income (loss)			50,381	14.7		(359,399)	(119.5)
Retained earnings brought forward			8,523			–	
Loss on price differences in disposal of treasury stock			15			–	
Interim dividends			4,248			–	
Unappropriated retained earnings			54,641			–	

3. Statement on Appropriation of Profits and Statements of Change in Shareholders' Equity

Statement on Appropriation of Profits

(In millions of yen)

Approval date of general shareholders' meeting		Previous fiscal year ended March 31, 2006 (June 27, 2006)	
Category	Note No.	Amount	
I. Retained earnings at the end of the year			54,641
II. Appropriation of profits			
1. Cash dividends		4,248	
2. Voluntary reserves			
General reserve		41,800	46,048
III. Retained earnings carried forward			8,592

Notes: During the previous fiscal year, AIFUL paid interim dividends amounting to 4,248 million yen (30 yen per share) on December 9, 2005.

Statements of Change in Shareholders' Equity

Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)

(In millions of yen)

	Shareholders' equity		
	Common stock	Capital surplus	
		Capital reserves	Total capital surplus
Balance at March 31, 2006	83,317	90,225	90,225
Change during fiscal year			
Total change during fiscal year	–	–	–
Balance at March 31, 2007	83,317	90,225	90,225

(In millions of yen)

	Shareholders' equity					
	Capital surplus				Treasury stock	Total shareholders' equity
	Earned surplus reserves	Other retained earnings		Total retained earnings		
		General reserve	Retained earnings carried forward			
Balance at March 31, 2006	1,566	395,496	54,641	451,704	(2,964)	622,281
Change during fiscal year						
Distribution of retained earnings*			(4,248)	(4,248)		(4,248)
Distribution of retained earnings			(4,248)	(4,248)		(4,248)
Addition to general reserve		41,800	(41,800)	–		–
Net loss			(359,399)	(359,399)		(359,399)
Acquisition of treasury stock				–	(3)	(3)
Disposal of treasury stock			(0)	(0)	0	0
Total change during fiscal year	–	41,800	(409,696)	(367,896)	(3)	(367,899)
Balance at March 31, 2007	1,566	437,296	(355,054)	83,807	(2,968)	254,381

(In millions of yen)

	Evaluation and foreign currency translation adjustments			Total net assets
	Differences in evaluation of other marketable securities	Loss on deferred hedge	Total evaluation and foreign currency translation adjustments	
Balance at March 31, 2006	10,636	–	10,636	632,917
Change during fiscal year				
Distribution of retained earnings*			–	(4,248)
Distribution of retained earnings			–	(4,248)
Addition to general reserve			–	–
Net loss			–	(359,399)
Acquisition of treasury stock			–	(3)
Disposal of treasury stock			–	0
Net change in items other than shareholders' equity during fiscal year	(4,260)	(5,752)	(10,012)	(10,012)
Total change during fiscal year	(4,260)	(5,752)	(10,012)	(377,912)
Balance at March 31, 2007	6,376	(5,752)	623	255,005

Note: Distribution of retained earnings approved by the ordinary general meeting of shareholders in June 2006.

4. Significant Accounting Policies Relating to the Financial Statements

Item	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
1. Disposal method for deferred assets	Bond issuing expenses Bond issuing expenses are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code Enforcement Regulations.	Bond issuing expenses Bond issuing expenses are amortized using the straight-line method over the period until the bonds' redemption. Bond issuing expenses relating to bonds issued before March 31, 2006 are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the former Commercial Code Enforcement Regulations.
2. Accounting standards for allowances and reserves		
(1) Reserve for losses on treatment of soil contamination	—	The Company calculated the amount estimated to be paid to provide for losses relating to the treatment of soil contamination to restore soil to its original condition with the discovery of soil contamination on some of the land for sale owned by the Company.
(2) Business reorganization reserve	—	The Company calculated the amount of the estimated losses, including outlet liquidation losses, to provide for losses arising accompanying business reorganization.
(3) Reserve for losses on interest repayments	Provision for future interest repayments is made by estimating the forecast amount of repayments based on actual repayments to date and taking into account the recent status of repayments. (Supplementary Information) In the past, AIFUL Corporation treated interest repayments as an expense at the time of the expenditure. However, the impact on financial statements has increased because of the more rigorous application of deemed payment provisions. Therefore, the Company has decided to record an amount equivalent to future interest repayments forecast as of the last day of the fiscal year as a reserve for losses on interest repayments in accordance with the Japanese Institute of Certified Public Accountants Hearing Data No. 24, "Considerations for Accounting at Consumer Finance Companies based on the Supreme Court Decision regarding the Application of the Deemed Payment Provisions of the Money Lending Business Control Law" (Japanese Institute of Certified Public Accountants, March 15, 2006). As a result, current liabilities have increased by 17,019 million yen. Accompanying the calculation of the reserve for losses on interest repayments, "Interest repayments" (3,514 million yen in the previous fiscal year), which were previously recorded in "Other" under Operating expenses, has been treated as an extraordinary loss. As a result, operating expenses rose 6,416 million yen, while operating income and ordinary income both declined by the same amount. At the same time, extraordinary losses have risen by 10,603 million yen, and net income before taxes has declined 17,019 million yen.	As on left (Supplementary Information) In the past, the Company recorded an amount corresponding to future interest repayments expected as of the end of the fiscal year as the reserve for losses on interest repayments in accordance with Accounting Treatment for Consumer Finance Firms Based on the Supreme Court Ruling on the Application of Deemed Payment Regulations in the Money Lending Business Control Law, Japan Institute of Certified Public Accountants (JICPA) Inquiry Report No. 24 (JICPA, March 15, 2006). However, the Company has changed the method for estimating the reserve in accordance with Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims, Industry Specific Committee Report, No. 37 (JIPCA, October 13, 2006). Accompanying this change, the difference between the amount of the reserve recorded based on the method of estimation after the change as of the beginning of the fiscal year under review and the amount of the reserve based on the method of estimation used in the previous fiscal year has been treated as a 99,197 million yen transfer to the allowance for bad debts (extraordinary loss) and a 57,070 million yen transfer to the reserve for losses on interest repayments (extraordinary loss). 167,530 million yen in the expected amount of repayments that are estimated to have priority application to operating loans is included in the allowance for bad debts.

Note: Treatment of deferred assets and accounting standards for the calculation of reserves other than those noted above have been omitted as there have been no significant changes since they were recorded in the Company's most recent financial report (submitted June 28, 2006).

5. Changes in Accounting Methods

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
(Accounting Standard for Impairment of Fixed Assets) AIFUL adopted the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets, Business Accounting Council, August 9, 2002 and Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6) Accounting Standards Board of Japan, October 31, 2003) from this fiscal year. There has been no effect on income as a result.	—
(Guarantee Obligations) The balances of guarantee obligations related to guarantee operations were hitherto recorded in Notes to the Non-Consolidated Balance Sheets (Liabilities for guarantee). However, the method of recording has been changed to record Customers' liabilities for acceptance and guarantees under Current assets and Acceptance and guarantees under Current liabilities on the interim balance sheets from this fiscal year. The change is due to consideration of the linkage between the balance of Customers' liabilities for acceptance and guarantees and the amount recorded as Operating revenue for the credit guarantee business. As a result of the change, current assets and liabilities have each increased by 62,313 yen.	—
—	(Accounting Standards for Presentation of Net Assets in the Balance Sheets) The Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8, December 9, 2005) starting in the fiscal year under review. The amount of shareholders' equity under former accounting standards was 260,757 million yen. With the amendment of the regulations for financial statements, the Company has presented net assets in the balance sheets for the fiscal year under review on the basis of the regulations for financial statements after amendment.
—	(Accounting Standards for Business Combinations, etc.) The Company adopted Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Separations (ASBJ Statement No. 7, December 27, 2005) as well as Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Separations (ASBJ Guidance No. 10, December 27, 2005) starting in the fiscal year under review.

6. Changes in Labeling Method

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
—	(Balance Sheets) 1. Real estate for sale (130 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other in Current assets due to its lack of financial significance. 2. Telephone rights (217 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Intangible fixed assets due to its lack of financial significance. 3. Long-term loans to shareholders and employees (11 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other in Investments and the fixed assets due to its lack of financial significance. 4. Notes payable - trade (31 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other in Current liabilities due to its lack of financial significance. 5. Deposits (214 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other in Current liabilities due to its lack of financial significance. 6. Income in advance (1 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Current liabilities due to its lack of financial significance.
—	(Statements of Income) 1. The component items of Interest on deposits (102 million yen for the fiscal year under review) and Interest on marketable securities (19 million yen for the fiscal year under review) presented under Financial revenue – other until the previous fiscal year have been included under Other in Financial revenue – other due to their lack of financial significance. 2. Credit guarantee revenue was included under Other in Operating revenue – other in the previous fiscal year, but it is presented as a separate item due to the increase in its significance. Credit guarantee revenue for the previous fiscal year was 4,425 million yen. 3. Supplies (903 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included Other under Operating expenses - other due to its lack of financial significance. 4. Communication expenses (1,583 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Operating expenses - other due to its lack of financial significance. 5. Insurance premiums (2,771 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Operating expenses - other due to its lack of financial significance.

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
	6. Consumption tax (2,650 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Operating expenses – other due to its lack of financial significance. 7. Dividends received (188 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Miscellaneous under Non-operating income due to its lack of financial significance. 8. Dividends on insurance (292 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Miscellaneous under Non-operating income due to its lack of financial significance. 9. Gain on investment in anonymous association (95 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Miscellaneous under Non-operating income due to its lack of financial significance. 10. Loss on valuation of real estate for sale (7 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Miscellaneous under Non-operating expenses due to its lack of financial significance. 11. Gain on sale of fixed assets (0 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Extraordinary income due to its lack of financial significance. 12. Allowance for bad debts from previous year (1 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary income due to its lack of financial significance. 13. Loss on sale of fixed assets (44 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, has been included under Other in Extraordinary losses due to its lack of financial significance. 14. Loss on disposal of fixed assets (1,073 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Extraordinary losses due to its lack of financial significance. 15. Loss on cancellation of leases (0 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Extraordinary losses due to its lack of financial significance. 16. Loss on cancellation of real estate deposits (165 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Extraordinary losses due to its lack of financial significance. 17. Loss on valuation of golf club memberships (1 million yen for the fiscal year under review), which was presented as a separate item until the previous fiscal year, is included in Other under Extraordinary losses due to its lack of financial significance.

7. Notes

A. Notes to the Balance Sheets

End of previous fiscal year (As of March 31, 2006)

*1 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

	(In millions of yen)
Loans	510,708
Real estate for sale	107
Total	510,815

(2) Corresponding liabilities

	(In millions of yen)
Current portion of long-term debts	106,872
Long-term debts	167,040
Total	273,912

Above amounts include items related to the securitization of loans receivables. 346,796 million yen for outstanding loans receivables, 30,284 million yen for the current portion of long-term debts, and 98,056 million yen for the long-term debts.

The matters below are not included in the aforementioned amounts.

- The Company has contracted to offer loans of 214,443 million yen as collateral in response to borrowers' requests to the sum of 73,239 million yen for the current portion of long-term debts and 124,317 million yen in long-term debts, totaling 197,557 million yen.
- The Company has also offered 1,919 million yen in cash and cash equivalents as collateral for swap transactions.
- The Company has taken Marutoh K.K.'s land and other tangible fixed assets as a pledge for its borrowings.

*2 Includes 1,133,083 million yen in personal unsecured loans.

*3 Financial assets accepted as collateral with full rights of disposal and corresponding market values
Commercial paper 49,999 million yen

*4 The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,169	26,140	30,309
Loans in arrears	32,548	31,328	63,877
Loans in arrears longer than 3 months	11,899	3,767	15,666
Loans with adjusted terms	35,617	766	36,383
Total	84,234	62,001	146,236

End of fiscal year under review (As of March 31, 2007)

*1 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

	(In millions of yen)
Loans	314,882
Current assets - other	100
Total	314, 982

(2) Corresponding liabilities

	(In millions of yen)
Current portion of long-term debts	54, 042
Long-term debts	118, 823
Total	172, 866

Above amounts include items related to the securitization of loans receivables. 240,426 million yen for outstanding loans receivables, 11,846 million yen for the current portion of long-term debts, and 92,036 million yen for the long-term debts.

The matters below are not included in the aforementioned amounts.

- The Company has contracted to offer loans of 171,158 million yen as collateral in response to borrowers' requests to the sum of 60,756 million yen for the current portion of long-term debts and 96,713 million yen in long-term debts, totaling 157,469 million yen.
- The Company has also offered 1,734 million yen in cash and cash equivalents as collateral for swap transactions.
- The Company has taken Marutoh K.K.'s land and other tangible fixed assets as a pledge for its borrowings.

*2 Includes 995,077 million yen in personal unsecured loans.

*3 Financial assets accepted as collateral with full rights of disposal and corresponding market values
Commercial paper 29,968 million yen

*4 The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,152	32,783	36,935
Loans in arrears	74,402	68,529	142,932
Loans in arrears longer than 3 months	16,056	4,305	20,361
Loans with adjusted terms	36,207	1,695	37,903
Total	130,819	107,313	238,132

End of previous fiscal year (As of March 31, 2006)	End of fiscal year under review (As of March 31, 2007)
Explanations for each of the above items follow: (Claims in bankruptcy) "Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.	Explanations for each of the above items follow: (Claims in bankruptcy) As on left
(Loans in arrears) "Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.	(Loans in arrears) As on left
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.	(Loans in arrears longer than 3 months) As on left
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left
*5 Number of shares authorized and total number of shares outstanding Number of shares authorized: 373,500,000 shares of common stock However, the articles of incorporation specify that "AIFUL Corporation shall reduce the number of shares by the equivalent when stock is retired." Total number of shares outstanding: 142,035,000 shares of common stock	—
*6 Gains and losses related to hedging methods are recorded as deferred hedge loss on a net basis. The total deferred hedge loss before being netted out was 10,297 million yen. Total deferred hedge gains were 67 million yen.	—
*7 The number of treasury shares held by the Company is 412,124 shares of common stock.	—
*8 Limitation on dividend The increase in net assets as result of setting a market price for assets specified in Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 10,636 million yen.	—
—	*9 167,530 million yen out of the allowance for bad debts is the forecast amount of interest repayments estimated to receive priority application to operating loans.

B. Notes to the Statement of Income

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
*1 Gains on investments in anonymous associations are appraisal gains based on the financial statements of investment partnerships, etc.	—
*2 The breakdown of Gains on sale of fixed assets is as follows. Buildings, etc. 0 million yen	—
*3 Breakdown of Loss on sale of tangible fixed assets is as follows. Telephone rights 2 million yen	—
*4 Breakdown of Loss on disposal of fixed assets is as follows: (In millions of yen) Buildings 150 Structures 34 Equipment and fixtures 35 Other 2 Total 223	—
*5 Matters relating to affiliated companies Interest on loans 5,013 million yen	*5 Matters relating to affiliated companies Interest on loans 4,482 million yen
*6 Loss on investments in anonymous associations is appraised loss based on the financial statements of investment partnerships, etc.	*6 As on left
	*7 Impairment losses (see below)

*7 Impairment losses

AIFUL Corporation recorded the following impairment losses in the fiscal year under review.

(1) Assets with recognized impairment losses

(In millions of yen)

Use	Category	Impairment losses
Business offices scheduled for closure	Structures, buildings, equipment and fittings, etc.	3,128

(2) Asset grouping method

AIFUL Corporation uses the finance business as a single unit for asset grouping. For assets involved in business reorganization, all of the business offices scheduled for closure are used as a single unit for asset grouping.

(3) Background to recognition of impairment losses

AIFUL Corporation recognizes impairment losses accompanying the announcement of the business reorganization plan.

(4) Amount of impairment losses

(In millions of yen)

Buildings	1,667
Structures	438
Equipment and fittings	885
Other	136
Total	3,128

(5) Method of calculation for recoverable value

AIFUL Corporation calculates recoverable value with an amount corresponding to depreciation and amortization at the time of closure as the use value.

C. Note to the Statements of Change in Shareholders' Equity

Fiscal year under review (Apr. 1, 2006 to March 31, 2007)

1. Matters pertaining to treasury stock

	Number of shares at end of previous fiscal year	Increase in number of shares during fiscal year under review	Decrease in number of shares during fiscal year under review	Number of shares at end of fiscal year under review
Common stock (Note)	412.124	754	43	412,835
Total	412,124	754	43	412,835

Note: The increase of 754 in the number of common shares of treasury stock is the result of the purchase of less-than-one-unit shares.
The decrease of 43 in the number of common shares of treasury stock is the result of the sale of less-than-one-unit shares.

D. Tax Effect Accounting

End of previous fiscal year (As of March 31, 2006)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

	(In millions of yen)
Reserve for losses on interest repayments	6,906
Denied amount of bad debt depreciation	4,309
Accrued enterprise tax	1,342
Unrecorded interest payments due	2,624
Reserve for accrued bonuses	913
Other	404
Total deferred tax assets (current)	16,501

Deferred tax assets (fixed)

	(In millions of yen)
Excess amount of depreciation and amortization	1,747
Excess amount transferred to allowance for bad debt accounts	596
Amount transferred to allowance for retirement benefits for directors	519
Other	641
Total deferred tax assets (fixed)	3,504
Amount offset against deferred tax liabilities (fixed)	(3,504)
Net deferred tax assets (fixed)	—
Total deferred tax assets	16,501

Deferred tax liabilities (fixed)

	(In millions of yen)
Valuation differences of other marketable securities	7,263
Total deferred tax liabilities (fixed)	7,263
Amount offset against deferred tax assets (fixed)	(3,504)
Net deferred tax liabilities (fixed)	3,759
Total deferred tax liabilities	3,759

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Omitted because the difference between the statutory effective tax rate and income tax charge rate after adoption of tax effect accounting is 5% or less of the statutory effective tax rate.

End of fiscal year under review (As of March 31, 2007)

1. Principal cause of deferred tax assets and deferred tax liabilities

Deferred tax assets (current)

	(In millions of yen)
Excess amount transferred to allowance for bad debt accounts	70,715
Denied amount of bad debt depreciation	6,065
Unrecorded interest payments due	3,736
Other	3,213
Sub-total of deferred tax assets (current)	83,731
Valuation allowance	(74,198)
Total deferred tax assets (current)	9,532
Amount offset against deferred tax liabilities (current)	(198)
Net deferred tax assets (current)	9,333

Deferred tax assets (fixed)

	(In millions of yen)
Transfer to reserve for losses on interest repayments	49,895
Excess amount transferred to allowance for bad debt accounts	19,394
Loss on valuation of investment securities	9,136
Other	7,443
Sub-total of deferred tax assets (fixed)	85,870
Valuation allowance	(81,942)
Total deferred tax assets (fixed)	3,928
Amount offset against deferred tax liabilities (fixed)	(3,928)
Net deferred tax assets (fixed)	—
Total deferred tax assets	9,333

Deferred tax liabilities (current)

	(In millions of yen)
Accrued enterprise tax	198
Total deferred tax liabilities (current)	198
Amount offset against deferred tax assets (current)	(198)
Net deferred tax liabilities (current)	—

Deferred tax liabilities (fixed)

	(In millions of yen)
Valuation differences of other marketable securities	4,354
Total deferred tax liabilities (fixed)	4,354
Amount offset against deferred tax assets (fixed)	(3,928)
Net deferred tax liabilities (fixed)	425
Total deferred tax assets (fixed)	425

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Omitted because the Company recorded a net loss for the year after tax.

E. Per Share Information

Item	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
Net assets per share	4,469.03 yen	1,800.60 yen
Net income (loss) per share	355.77 yen	(2.537.73 yen)
Diluted net income per share	355.65 yen	Diluted net income per share omitted because the Company recorded a net loss per share and because there were no latent shares with a dilutive effect.
	The Company conducted a 1:1.5 stock split on May 23, 2005. Assuming that the stock split was conducted at the beginning of the previous fiscal year, per share information is as follows. (Yen) Previous fiscal year Net assets per share 4,125.33 Net income per share 474.13 Diluted net income per share 474.09	

Basis for calculation of net income (loss) per share and diluted income per share

Item	Previous fiscal year (Apr. 1. 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1. 2006 to Mar. 31, 2007)
Net income (loss) per share		
Net income (loss)	50.381 million yen	(359.399 million yen)
Amount not attributable to common stock shareholders	—	—
Net income (loss) related to common stock	50.381 million yen	(359.399 million yen)
Average number of shares of common stock during the period	141,613.814 shares	141.622.497 shares
Diluted net income per share		
Adjusted net income	—	—
Increase in number of common stock	45.044 shares	—
(of which stock options through acquisition of treasury stock)	(14.460 shares)	(—)
(of which warrants)	(30,584 shares)	(—)
Outline of stock not included in diluted net income per share due to lack of dilutive effect	New share subscription-type stock options (No. of shares: 357.900) decided upon at the 28th ordinary general meeting of shareholders (June 24, 2005)	New share subscription-type stock options (No. of shares: 325.800) decided upon at the 27th ordinary general meeting of shareholders (June 25, 2006) New share subscription-type stock options (No. of shares: 351.600) decided upon at the 28th ordinary general meeting of shareholders (June 24. 2005)

F. Significant Subsequent Events

Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)	Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)
On April 14, 2006, the Kinki Finance Bureau imposed administrative penalties on AIFUL Corporation, suspending operations except for the receipt of repayments and operations related to protective attachment, for a specific period at all branches based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). The impact of the administrative penalties on the Company's financial position and business performance for next fiscal year and beyond is not known.	—

VII. Non-Consolidated Results of Operations

1. Operating Revenue

(In millions of yen)

Item \ Period	Previous fiscal year (Apr. 1, 2005 to Mar. 31, 2006)		Fiscal year under review (Apr. 1, 2006 to Mar. 31, 2007)	
	Amount	%	Amount	%
Interest on loans to customers	333,541	97.1	292,668	97.3
Unsecured loans	269,986	78.6	243,614	81.0
Secured loans	54,560	15.9	41,423	13.8
Small business loans	8,994	2.6	7,630	2.5
Other financial revenue	1	0.0	179	0.1
Other operating revenue	9,972	2.9	7,907	2.6
Credit guarantee revenue	4,425	1.3	5,052	1.7
Other	5,546	1.6	2,855	0.9
Total	343,515	100.0	300,755	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery.

2. Other Operating Indicators

Item \ Period	End of previous fiscal year (As of Mar. 31, 2006)	End of fiscal year under review (As of Mar. 31, 2007)
Total amount of loans outstanding (millions of yen)	1,512,717	1,298,611
Unsecured loans	1,133,083	995,077
Secured loans	341,152	274,787
Small business loans	38,480	28,747
Number of customer accounts	2,187,382	1,894,105
Unsecured loans	2,057,920	1,788,545
Secured loans	101,682	84,047
Small business loans	27,780	21,513
Number of branches	1,912	1,805
Staffed branches	515	101
Unstaffed branches	1,397	1,704
Number of "Ojidosan" automatic loan-contracting machines	1,595	1,501
Number of loan application processing machines	310	304
Number of ATMs	86,639	89,058
Company-owned	1,803	1,668
Partner-owned	84,836	87,390
Number of employees	3,066	3,046
Bad debt write-off (millions of yen)	93,422	134,128
Allowance for bad debts (millions of yen)	106,998	331,951
Net income (loss) per share (yen)	355.77	(2,537.73)
Net assets per share (yen)	4,469.03	(1,800.60)

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.
2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 4,152 million yen in the previous fiscal year, and 4,663 million yen in the fiscal year under review.
3. The allowance for bad debts for the fiscal year under review includes 167,530 million yen in expected repayment estimated to have priority application to operating loans.

VIII. Changes to the Board of Directors

1. Changes to the Responsibilities of Directors: As of April 1, 2007

Name	New areas of responsibility	Former areas of responsibility
Taichi Kawakita	Senior Managing Director / Representative Director Chairman, Compliance Committee overseeing Credit Assessment Department and Inspection Department	Senior Managing Director / Representative Director Chairman, Compliance Committee
Shintaro Hashima	Managing Director overseeing General Affairs Department and Legal Department	Managing Director overseeing General Affairs Department, Legal Department and Compliance Office
Koji Imada	Director	Director overseeing East Japan Loan Recovery Department and West Japan Loan Recovery Department
Hiroshi Abe	Director Senior General Manager, Information Systems Division concurrently overseeing Compliance Monitoring Division	Director Senior General Manager, Information Systems Division
Akira Takami	Director overseeing Business Development Department, Guarantee Business Department and Marketing Department General Manager, Business Development Department	Director overseeing Business Development Department and Guarantee Business Department General Manager, Business Development Department
Tsuguo Nakagawa	Director Senior General Manager, Credit Management Division	Director overseeing Inspection Department and Credit Assessment Department

2007年3月期　決算データブック
Data Book (March, 2007)

アイフル株式会社
AIFUL CORPORATION

1. 主要利益数値 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項 目		年/決算月(*Fiscal Year*)		05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	518,416	9.5	549,547	6.0	499,031	-9.2	409,858	-17.9
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	383,700	6.3	424,431	10.6	662,832	56.2	379,861	-42.7
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	134,716	19.7	125,116	-7.1	-163,801	-	29,997	-
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	135,294	20.3	126,964	-6.2	-163,092	-	30,000	-
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	75,723	21.1	65,827	-13.1	-411,250	-	32,049	-
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,574,286	10.4	2,790,969	8.4	2,214,559	-20.7	1,904,053	-14.0
純資産	(百万円)	*Net Assets*	(*¥ Million*)	617,352	12.8	681,694	10.4	257,144	-62.3	281,017	9.3
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	800.36	21.1	464.84	-41.9	-2,903.85	-	226.30	-
一株当たり純資産 ※	(円)	*BPS ※*	(*¥*)	6,538.03	12.8	4,813.45	-26.4	1,777.44	-63.1	1,943.74	9.4
配当性向	(%)	*Payout Ratio*	(*%*)	7.5	*-1.6*	12.9	*5.4*	-	-	17.7	-
自己資本比率	(%)	*Equity Ratio*	(*%*)	24.0	*0.5*	24.4	*0.4*	11.4	*-13.0*	14.5	*3.1*
純資産当期純利益率	(%)	*ROE*	(*%*)	13.0	*0.9*	10.1	*-2.9*	-88.1	*-98.3*	12.2	*100.3*
総資産当期純利益率	(%)	*ROA*	(*%*)	3.1	*0.4*	2.5	*-0.6*	-16.4	*-18.9*	1.6	*18.0*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項 目		年/決算月(*Fiscal Year*)		05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	340,615	1.7	343,515	0.9	300,755	-12.4	241,860	-19.6
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	233,034	-2.8	255,966	9.8	407,693	59.3	227,478	-44.2
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	107,581	13.0	87,548	-18.6	-106,937	-	14,381	-
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	112,533	13.7	94,632	-15.9	-101,225	-	20,000	-
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	67,301	26.8	50,381	-25.1	-359,399	-	38,136	-
総資産	(百万円)	*Total Assets*	(*¥ Million*)	2,033,547	8.7	2,204,482	8.4	1,660,826	-24.7	1,426,527	-14.1
純資産	(百万円)	*Net Assets*	(*¥ Million*)	584,308	11.7	632,917	8.3	255,005	-59.7	284,643	11.6
期末発行済株式総数 ※	(千株)	*N. of Shares issued ※*	(*Thousand*)	94,690	0.0	142,035	50.0	142,035	0.0	142,035	0.0
一株当たり当期純利益 ※	(円)	*EPS ※*	(*¥*)	711.20	26.8	355.77	-50.0	-2,537.73	-	269.28	-
一株当たり純資産 ※	(円)	*BPS ※*	(*¥*)	6,188.00	11.8	4,469.03	-27.8	1,800.60	-59.7	2,009.88	11.6
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	60.00	0.0	60.00	0.0	60.00	0.0	40.00	-33.3
配当性向	(%)	*Payout Ratio*	(*%*)	8.4	*-2.3*	16.9	*8.5*	-	-	14.9	-
自己資本比率	(%)	*Equity Ratio*	(*%*)	28.7	*0.7*	28.7	*0.0*	15.4	*-13.3*	19.9	*4.5*
純資産当期純利益率	(%)	*ROE*	(*%*)	12.2	*1.5*	8.3	*-3.9*	-81.0	*-89.2*	14.1	*95.1*
総資産当期純利益率	(%)	*ROA*	(*%*)	3.4	*0.6*	2.4	*-1.0*	-18.6	*-21.0*	2.5	*21.1*

※ 2005年5月23日付で、普通株式1株を1.5株へ株式分割しております。 Stock split (1:1.5) on May 23,2005
注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*
(1)営業実績 *(Operating Results)*

年/決算月		*(Fiscal Year)*		05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3 *(E)*	増減率(yoy%)
営業債権合計	(百万円)	*Total Receivable Outstanding*	*(¥Million)*	2,522,579	9.8	2,681,746	6.3	2,369,585	-11.6	2,016,563	-14.9
営業貸付金残高		*Loans Outstanding*		2,095,201	9.8	2,232,417	6.5	1,985,263	-11.1	1,679,019	-15.4
無担保ローン		*Unsecured*		1,622,032	9.8	1,709,184	5.4	1,537,904	-10.0	1,283,050	-16.6
有担保ローン		*Home Equity*		352,213	1.7	357,025	1.4	291,716	-18.3	246,979	-15.3
事業者ローン		*Small Business*		120,955	43.9	166,208	37.4	155,642	-6.4	148,989	-4.3
総合斡旋		*Credit Card Shopping*		79,622	11.3	101,134	27.0	117,222	15.9	123,743	5.6
個品斡旋		*Installment Sales Finance*		206,348	11.1	183,907	-10.9	112,517	-38.8	55,872	-50.3
支払承諾見返		*Guarantee*		141,407	5.8	153,766	8.7	141,929	-7.7	144,873	2.1
その他営業債権		*Other*		-	-	10,520	-	12,652	20.3	13,054	3.2
口座数(残高あり)	(千件)	*Customer Accounts*	*(Thousand)*	3,796	7.8	3,898	2.7	3,547	-9.0	-	-
無担保ローン		*Unsecured*		3,618	7.5	3,694	2.1	3,366	-8.9	-	-
有担保ローン		*Home Equity*		99	5.7	104	4.8	87	-16.5	-	-
事業者ローン		*Small Business*		77	31.4	99	28.0	93	-5.2	-	-
一口座当たり残高	(千円)	*Per Account*		551	1.8	572	3.7	559	-2.3	-	-
無担保ローン		*Unsecured*		448	2.1	462	3.1	456	-1.2	-	-
有担保ローン		*Home Equity*		3,528	-3.7	3,411	-3.3	3,338	-2.1	-	-
事業者ローン		*Small Business*		1,555	9.5	1,681	8.0	1,666	-1.2	-	-
クレジットカード会員数	(千件)	*Credit Card Holders*	*(Thousand)*	11,967	8.3	13,096	9.4	14,065	7.4	14,617	3.9
個品斡旋口座数	(千件)	*Shopping Installment Accounts*	*(Thousand)*	809	9.4	634	-21.7	458	-27.6	-	-
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	582	13.9	597	2.5	258	-56.7	166	-35.7
無担保ローン		*Unsecured*		526	14.1	533	1.2	242	-54.5	152	-37.1
有担保ローン		*Home Equity*		24	-0.7	25	4.6	1	-93.1	2	20.3
事業者ローン		*Small Business*		31	24.2	38	22.4	13	-63.1	11	-17.8
新規ｸﾚｼﾞｯﾄｶｰﾄﾞ発券数	(千枚)	*New Issue of Credit Card*	*(Thousand)*	2,122	-1.7	2,310	8.9	2,180	-5.7	2,052	-5.9

(2)チャネル展開 *(Marketing Channel)*

年/決算月		*(Fiscal Year)*	05/3	増減数	06/3	増減数	07/3	増減数	2008/3 *(E)*	増減数
ローン事業店舗数	(店)	*Loan Business Branches*	2,326	*349*	2,722	*396*	2,307	*-415*	1,215	*-1,092*
有人店舗		*Staffed Branches*	884	*71*	873	*-11*	364	*-509*	223	*-141*
無人店舗		*Unstaffed Branches*	1,442	*278*	1,849	*407*	1,943	*94*	992	*-951*
ローン申込機		*Simple Auto Application Machines*	7	*7*	310	*303*	304	*-6*	40	*-264*
自動契約機設置台数	(台)	*Unmanned Loan-contracting machines*	2,170	*315*	2,249	*79*	1,872	*-377*	-	-
正社員数(a)	(人)	*N. of Employees (regularly payroll)(a)*	6,510	*541*	6,675	*165*	6,477	*-198*	5,272	*-1,205*
非正社員数(b)	(人)	*N. of Employees (temp.) (b)*	3,386	*285*	3,562	*176*	3,278	*-284*	-	-
合計(a)+(b)	(人)	*Total (a)+(b)*	9,896	*826*	10,237	*341*	9,755	*-482*	-	-
非正社員比率(b)/(a+b)	(%)	*Ratio of N. of Employees (b)/(a+b)*	34.2	*0.0*	34.8	*0.6*	33.6	*-1.2*	-	-

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

3. グループ合計損益の内訳　(Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	2008/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	518,416	9.5	549,547	100.0	6.0	499,031	100.0	-9.2	409,858	100.0	-17.9
営業貸付金利息	Interest Income	466,429	8.6	491,357	89.4	5.3	448,662	89.9	-8.7	362,238	88.4	-19.3
無担保ローン	Unsecured	387,839	8.3	405,308	73.8	4.5	374,839	75.1	-7.5	305,176	74.5	-18.6
有担保ローン	Home Equity	56,531	2.7	56,144	10.2	-0.7	43,575	8.7	-22.4	32,776	8.0	-24.8
事業者ローン	Small Business	22,059	34.9	29,904	5.4	35.6	30,247	6.1	1.1	24,285	5.9	-19.7
総合斡旋収益	Credit Card Shopping	9,090	11.7	11,275	2.1	24.0	12,754	2.6	13.1	13,944	3.4	9.3
個品斡旋収益	Installment Sales Finance	17,200	10.9	17,675	3.2	2.8	12,998	2.6	-26.5	6,563	1.6	-49.5
信用保証収益	Guarantees	7,087	27.4	8,667	1.6	22.3	9,186	1.8	6.0	9,214	2.2	0.3
その他の金融収益	Other Financial Revenue	144	51.6	35	0.0	-75.7	229	0.0	554.3	243	0.1	6.1
その他の営業収益	Other Operating Revenue	18,462	26.0	20,535	3.7	11.2	15,200	3.1	-26.0	17,653	4.3	16.1
不動産売上高	Sales of Property	-	-	23	0.0	-	-	-	-	-	-	-
営業投資有価証券売上高	Sales of Investment Securities	664	-	436	0.0	-34.3	527	0.1	20.9	795	0.2	50.9
買取債権回収高	Purchased Loans Receivable	-	-	-	-	-	3,725	0.8	-	5,944	1.5	59.6
償却債権回収額	Bad Debt Recovery	7,719	13.9	8,535	1.6	10.6	4,022	0.8	-52.9	4,637	1.1	15.3
その他	Other	10,077	28.7	11,539	2.1	14.5	6,924	1.4	-40.0	6,275	1.5	-9.4
営業費用	Operating Expenses	383,700	6.3	424,431	77.2	10.6	662,832	132.8	56.2	379,861	92.7	-42.7
金融費用	Financial Expenses	39,682	4.0	37,762	6.9	-4.8	36,615	7.3	-3.0	33,707	8.2	-7.9
借入金利息等	Interest on Borrowings	26,534	7.8	25,163	4.6	-5.2	24,980	5.0	-0.7	23,127	5.6	-7.4
社債利息等	Interest on SB etc.	13,147	-2.9	12,598	2.3	-4.2	11,634	2.3	-7.7	10,580	2.6	-9.1
売上原価	Cost of Sales	357	160.6	173	0.0	-51.5	2,829	0.6	1,535.3	4,322	1.1	52.8
不動産売上原価	Cost of Sales of Property	-	-	24	0.0	-	-	-	-	-	-	-
営業投資有価証券売上原価	Cost of Investment Securities	357	-	149	0.0	-58.3	163	0.0	9.4	377	0.1	131.3
債権買取原価	Cost of purchased loans and receivables	-	-	-	-	-	2,666	0.5	-	3,945	1.0	48.0
その他の営業費用	Other Operating Expenses(SG&A)	343,660	6.5	386,495	70.3	12.5	623,387	124.9	61.3	341,830	83.4	-45.2
貸倒関連費用	Credit Cost	155,466	-1.2	166,193	30.2	6.9	340,363	68.2	104.8	147,413	36.0	-56.7
内貸倒損失	Bad Debt Write offs	145,327	5.9	149,830	27.3	3.1	205,980	41.3	37.5	222,163	54.2	7.9
利息返還関連費用	Return of overpayment Cost	-	-	21,074	3.8	-	113,074	22.7	436.6	49,804	12.2	-56.0
内利息返還金	Return of overpayment	-	-	-	-	-	36,308	7.3	-	55,814	13.6	53.7
広告宣伝費	Advertising Expenses	23,669	18.6	28,018	5.1	18.4	15,073	3.0	-46.2	7,970	1.9	-47.1
人件費	Salaries	54,712	11.9	58,256	10.6	6.5	56,631	11.3	-2.8	47,875	11.7	-15.5
のれん償却	Amortization of Goodwill and Consolidation Differences	1,940	-5.9	2,055	0.4	5.9	1,734	0.3	-15.6	855	0.2	-50.7
その他	Other	107,871	14.3	110,897	20.2	2.8	96,509	19.3	-13.0	87,909	21.4	-8.9
営業利益	Operating Income	134,716	19.7	125,116	22.8	-7.1	-163,801	-32.8	-	29,997	7.3	-
営業外収益	Non-operating Income	1,493	43.6	2,007	0.3	34.4	1,064	0.2	-47.0	42	0.0	-96.1
営業外費用	Non-operating Expenses	914	-21.2	159	0.0	-82.6	354	0.1	122.6	39	0.0	-89.0
経常利益	Ordinary Income	135,294	20.3	126,964	23.1	-6.2	-163,092	-32.7	-	30,000	7.3	-
特別利益	Extraordinary Income	1,184	-76.1	803	0.1	-32.2	3,744	0.8	366.3	1	0.0	-100.0
特別損失	Extraordinary Losses	7,037	-48.2	14,994	2.7	113.1	※212,914	42.7	1,320.0	1,129	0.3	-99.5
税引前利益	Income before Income Taxes	129,441	24.7	112,773	20.5	-12.9	-372,262	-74.6	-	28,872	7.0	-
法人税·住民税及び事業税	Income Taxes	41,025	-11.1	45,520	8.3	11.0	15,795	3.2	-65.3	1,812	0.4	-88.5
法人税等調整額	Effect of a Tax Consequences	11,990	-	-145	-0.0	-	24,733	5.0	-	-5,311	-1.3	-
少数株主利益	Minority Interest Loss	702	180.8	1,571	0.3	123.8	-1,540	-0.3	-	321	0.1	-
当期純利益	Net Income	75,723	21.1	65,827	12.0	-13.1	-411,250	-82.4	-	32,049	7.8	-

※当社ｸﾞﾙｰﾌﾟは、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額107,012百万円、利息返還損失引当金繰入額69,312百万円の合計176,324百万円を特別損失に計上しています。

AIFUL Group has revised the reserve for interest repayment losses to 69,312 million yen and the reserve for bad debts to 107,012 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants(JICPA) on October, 2006.

4. グループ合計資金調達の状況　(Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)	2008/3(E)	構成比(%)
借入金	Borrowings	1,123,076	60.2	1,128,905	56.8	930,279	55.7	833,146	56.6
都市銀行等	City Banks	150,186	8.1	149,677	7.5	153,567	9.2	-	-
信託銀行	Trust Banks	335,539	18.0	423,831	21.3	330,245	19.8	-	-
地方銀行·第二地方銀行	Regional Banks	207,959	11.1	204,120	10.3	171,641	10.3	-	-
生命保険会社	Life Insurance	131,789	7.1	142,853	7.2	92,171	5.5	-	-
損害保険会社	Non-Life Insurance	46,431	2.5	34,387	1.7	26,044	1.6	-	-
外国銀行	Foreigner	10,000	0.5	10,000	0.5	15,000	0.9	-	-
シンジケートローン	Syndicated Loan	107,079	5.7	26,945	1.4	-	-	-	-
県信連等	Credit Association	69,765	3.7	75,283	3.8	69,584	4.2	-	-
その他	Other	64,327	3.4	61,808	3.1	72,026	4.3	-	-
CP·社債等	CP and Bonds	742,331	39.8	859,570	43.2	739,945	44.3	638,612	43.4
CP	CP	-	-	25,000	1.3	-	-	-	-
普通社債	SB	478,890	25.7	510,500	25.7	496,100	29.7	-	-
流動化	ABS,ABL	263,441	14.1	324,070	16.3	243,845	14.6	-	-
合 計	Total	1,865,407	100.0	1,988,476	100.0	1,670,225	100.0	1,471,758	100.0

(2)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	71,695	3.8	138,200	7.0	91,370	5.5	108,310	7.4
短期借入	Borrowings	71,695	3.8	113,200	5.7	91,370	5.5	-	-
流動化	ABL	-	-	-	-	-	-	-	-
CP	CP	-	-	25,000	1.3	-	-	-	-
長期調達	Long-term Borrowings	1,793,712	96.2	1,850,276	93.0	1,578,855	94.5	1,363,448	92.6
固定金利借入	Fixed Rate	247,179	13.3	236,640	11.9	199,031	11.9	-	-
変動金利借入	Floating Rate	804,201	43.1	779,064	39.2	639,878	38.3	-	-
キャップ	With Cap	299,135	16.0	268,750	13.5	193,750	11.6	-	-
スワップ	With Swap	248,278	13.3	256,701	12.9	215,535	12.9	-	-
社債等(固定)	SB Other (Fixed Bond)	626,086	33.6	714,123	35.9	618,995	37.1	-	-
普通社債	SB	466,390	25.0	498,000	25.0	484,580	29.0	-	-
流動化	ABS,ABL	159,696	8.6	216,123	10.9	134,415	8.0	-	-
社債等(変動)	SB Other (Floating Bond)	116,244	6.2	120,447	6.1	120,950	7.2	-	-
普通社債	SB	12,500	0.7	12,500	0.6	11,520	0.7	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
流動化	ABS,ABL	103,744	5.6	107,947	5.4	109,430	6.6	-	-
キャップ	With Cap	103,744	5.6	57,947	2.9	109,430	6.6	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	873,265	46.8	950,763	47.8	847,386	50.7	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,524,422	81.7	1,534,161	77.2	1,366,102	81.8	-	-
合 計	Total	1,865,407	100.0	1,988,476	100.0	1,670,225	100.0	1,471,758	100.0

(3)調達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		05/3	06/3	07/3	2008/3(E)
調達金利	Funding Rate	1.60	1.55	1.80	2.05
間接	Indirect	1.68	1.71	2.03	2.46
直接	Direct	1.48	1.33	1.51	1.58

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

(参考)

(%)

長期プライムレート	Long term prime rate	1.65	2.10	2.20	3.05

5. アイフル営業実績 (Review of Operation / AIFUL)

(1) 営業実績 (Operating Results)

年/決算月(Fiscal Year)		05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3 (E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,515,007	2.4	1,577,246	4.1	1,361,303	-13.7	1,137,675	-16.4
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,471,767	1.4	1,512,717	2.8	1,298,611	-14.2	1,062,558	-18.2
無担保ローン	Unsecured	1,093,662	1.2	1,133,083	3.6	995,077	-12.2	815,845	-18.0
有担保ローン	Home Equity	345,180	0.7	341,152	-1.2	274,787	-19.5	224,643	-18.2
事業者ローン	Small Business	32,924	17.8	38,480	16.9	28,747	-25.3	22,068	-23.2
支払承諾見返	Guarantee	43,180	58.1	62,313	44.3	58,914	-5.5	70,333	19.4
個人保証	Personal Loans	35,267	35.9	41,496	17.7	38,179	-8.0	45,793	19.9
事業者保証	Small business loans	7,912	482.6	20,817	163.1	20,734	-0.4	24,539	18.4
その他	Other	-	-	2,216	-	3,777	70.4	4,783	26.6
口座数 (千件)	Customer Accounts (Thousand)	2,214	-1.4	2,187	-1.2	1,894	-13.4	1,571	-17.1
無担保ローン	Unsecured	2,091	-1.9	2,057	-1.6	1,788	-13.1	1,489	-16.7
有担保ローン	Home Equity	98	5.0	101	3.1	84	-17.3	65	-22.6
事業者ローン	Small Business	24	17.4	27	11.7	21	-22.6	17	-19.0
一口座当たり残高 (千円)	Per Account (¥ Thousand)	664	2.8	691	4.1	685	-0.9	676	-1.3
無担保ローン	Unsecured	522	3.1	550	5.3	556	1.0	547	-1.6
有担保ローン	Home Equity	3,499	-4.0	3,355	-4.1	3,269	-2.6	3,450	5.5
事業者ローン	Small Business	1,323	0.4	1,385	4.7	1,336	-3.5	1,273	-4.7
新規顧客件数 (千件)	New Accounts (Thousand)	376	-3.1	370	-1.4	156	-57.8	128	-17.5
無担保ローン	Unsecured	343	-3.4	338	-1.6	155	-54.1	128	-17.4
有担保ローン	Home Equity	23	-3.4	23	-0.6	0	-96.7	0	-34.4
事業者ローン	Small Business	9	10.8	9	2.2	0	-95.7	0	-23.9
実質平均利回り ※1 (%)	Average Yield ※1 (%)	22.6	*-0.2*	22.4	*-0.2*	20.8	*-1.5*	19.7	*-1.1*
無担保ローン	Unsecured	24.6	*-0.2*	24.2	*-0.3*	22.9	*-1.3*	21.8	*-1.1*
有担保ローン	Home Equity	16.3	*-0.2*	15.9	*-0.2*	13.5	*-2.5*	12.2	*-1.3*
事業者ローン	Small Business	25.4	*0.1*	25.2	*-0.4*	22.7	*-2.5*	19.4	*-3.3*

※1：実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%)
注) 斜体数値は増減数

※1: Average Yield=Interest Income/Average Loans Outstanding (%)
Notes: Italic Font = Increase or Decrease

(2) チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		05/3	増減数(yoy)	06/3	増減数(yoy)	07/3	増減数(yoy)	2008/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,572(940)	*9*	1,912(967)	*340*	1,805(931)	*-107*	1,019	*-786*
有人店舗	Staffed Branches	545(128)	*5*	511(121)	*-34*	101(6)	*-410*	101	*0*
無人店舗	Unstaffed Branches	1,023(812)	*5*	1,397(846)	*374*	1,704(925)	*307*	918	*-786*
ローン申込機	Simple Auto Application Machines	7(6)	*7*	310(271)	*303*	304(269)	*-6*	40	*-264*
信販カード担当店等	Other	4	*-1*	4	*0*	0	*-4*	0	*0*
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,561	*4*	1,595	*34*	1,501	*-94*	-	-
併設型	At Staffed Branches	544	*6*	508	*-36*	101	*-407*	-	-
独立型	At Unstaffed Branches	1,017	*-2*	1,087	*70*	1,400	*313*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	91,103	*17,165*	101,989	*10,886*	104,467	*2,478*	-	-
自社ATM	AIFUL ATMs	1,761	*100*	1,803	*42*	1,668	*-135*	-	-
提携ATM－CD ※3	Tie-up ATM-CD ※3	74,577	*16,521*	84,836	*10,259*	87,390	*2,554*	-	-
提携コンビニ入金	Tie-up Convenience Store	14,765	*544*	15,350	*585*	15,409	*59*	-	-
保証提携先金融機関	Guarantee Tie-up Banks								
個人保証	Personal Loans	41	*9*	44	*3*	43	*-1*	-	-
事業者保証	Small business loans	32	*25*	57	*25*	58	*1*	-	-
正社員数(a) (人)	N of Employees (regularly payroll) (a)	3,184	*-213*	3,066	*-118*	3,046	*-20*	2,608	*-438*
非正社員数(b) (人)	N of Employees (temp.) (b)	1,503	*150*	1,501	*-2*	1,362	*-139*	-	-
合計(a)+(b)	Total (a)+(b)	4,687	*-63*	4,567	*-120*	4,408	*-159*	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N of Employees (b)/(a+b)	32.1	*3.6*	32.9	*0.8*	30.9	*-2.0*	-	-

※2：()はロードサイド型
※3：提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(05/3:9,975台、06/3:11,484台、07/3:12,088台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (05/3:9,975, 06/3:11,484, 07/3:12,088)
Notes: Italic Font = Increase or Decrease

6. アイフル損益の内訳 *(Revenue and Expenses / AIFUL)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	05/3	増減率 (yoy%)	06/3	営業収益比 (%)	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	2008/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	340,615	1.7	343,515	100.0	0.9	300,755	100.0	-12.4	241,860	100.0	-19.6
営業貸付金利息	Interest Income	330,528	1.1	333,541	97.1	0.9	292,668	97.3	-12.3	232,882	96.3	-20.4
無担保ローン	Unsecured	266,930	0.4	269,986	78.6	1.1	243,614	81.0	-9.8	197,568	81.7	-18.9
有担保ローン	Home Equity	55,875	2.2	54,560	15.9	-2.4	41,423	13.8	-24.1	30,387	12.6	-26.6
事業者ローン	Small Business	7,722	21.5	8,994	2.6	16.5	7,630	2.5	-15.2	4,926	2.0	-35.4
その他の金融収益	Other Financial Revenue	113	94.8	1	0.0	-98.4	179	0.1	10,054.8	116	0.0	-35.2
その他の営業収益	Other Operating Revenue	9,973	25.6	9,972	2.9	-0.0	7,907	2.6	-20.7	8,860	3.7	12.1
信用保証収益	Loan Guarantee Fee	3,042	75.2	4,425	1.3	45.4	5,052	1.7	14.2	5,253	2.2	4.0
不動産売上高	Sales of Property	-	-	23	0.0	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	4,090	9.4	4,299	1.3	5.1	1,840	0.6	-57.2	2,841	1.2	54.4
その他	Other	2,840	17.6	1,223	0.4	-56.9	1,014	0.3	-17.1	765	0.3	-24.6
営業費用	Operating Expenses	233,034	-2.8	255,966	74.5	9.8	407,693	135.6	59.3	227,478	94.1	-44.2
金融費用	Financial Expenses	32,593	-2.7	31,218	9.1	-4.2	28,858	9.6	-7.6	25,108	10.4	-13.0
借入金利息等	Interest on Borrowings	21,092	-0.9	19,861	5.8	-5.8	18,257	6.1	-8.1	15,365	6.4	-15.8
社債利息等	Interest on SB etc.	11,501	-5.7	11,357	3.3	-1.3	10,600	3.5	-6.7	9,743	4.0	-8.1
売上原価	Cost of Sales	-	-	24	0.0	-	-	-	-	-	-	-
不動産売上原価	Cost of Sales of Property	-	-	24	0.0	-	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	200,441	-2.8	224,723	65.4	12.1	378,834	126.0	68.6	202,369	83.7	-46.6
貸倒関連費用	Credit Cost	97,385	-10.8	103,520	30.1	6.3	218,085	72.5	110.7	92,163	38.1	-57.7
内貸倒損失	Bad Debt Write offs	91,243	-0.3	93,422	27.2	2.4	134,128	44.6	43.6	143,039	59.1	6.6
利息返還関連費用	Return of overpayment Cost	-	-	17,019	5.0	-	77,081	25.6	352.9	43,854	18.1	-43.1
内利息返還金	Return of overpayment	-	-	-	-	-	28,215	9.4	-	43,854	18.1	55.4
広告宣伝費	Advertising Expenses	14,978	9.4	16,533	4.8	10.4	5,733	1.9	-65.3	4,761	2.0	-17.0
支払手数料	Commission	11,966	10.5	14,024	4.1	17.2	11,449	3.8	-18.4	9,608	4.0	-16.1
人件費	Salaries	29,948	4.1	29,511	8.6	-1.5	28,649	9.5	-2.9	24,496	10.1	-14.5
賃借料･地代家賃	Rental Expenses · Land Rent	14,016	0.7	12,622	3.7	-9.9	11,612	3.9	-8.0	9,043	3.7	-22.1
消耗品費･修繕費	Supplies · Repair and Maintenance	5,737	-3.5	7,143	2.1	24.5	5,043	1.7	-29.4	4,580	1.9	-9.2
通信費	Communications	2,438	-41.4	2,458	0.7	0.8	1,583	0.5	-35.6	1,908	0.8	20.5
保険料	Insurance Premium	4,411	7.5	4,181	1.2	-5.2	2,771	0.9	-33.7	251	0.1	-90.9
減価償却費	Depreciation	6,751	38.5	7,587	2.2	12.4	8,641	2.9	13.9	7,182	3.0	-16.9
事業税	Enterprice Tax(Pro forma standard taxation)	876	-	899	0.3	2.6	514	0.2	-42.8	600	0.2	16.7
その他	Other	11,929	12.8	9,220	2.7	-22.7	7,667	2.5	-16.8	3,919	1.6	-48.9
営業利益	Operating Income	107,581	13.0	87,548	25.5	-18.6	-106,937	-35.6	-	14,381	5.9	-
営業外収益	Non-operating Income	5,647	23.4	7,154	2.0	26.7	6,002	2.0	-16.1	5,647	2.3	-5.9
営業外費用	Non-operating Expenses	694	-21.3	70	0.0	-89.8	289	0.1	308.3	28	0.0	-90.3
経常利益	Ordinary Income	112,533	13.7	94,632	27.5	-15.9	-101,225	-33.7	-	20,000	8.3	-
特別利益	Extraordinary Income	894	33.0	287	0.1	-67.8	2,941	1.0	922.2	12,234	5.1	316.0
特別損失	Extraordinary Losses	662	-59.7	11,141	3.2	1,580.7	※242,879	80.7	2,080.0	997	0.4	-99.6
税引前利益	Income before Income Taxes	112,765	15.1	83,778	24.4	-25.7	-341,163	-113.4	-	31,237	12.9	-
法人税･住民税及び事業税	Income Taxes	39,913	-11.1	41,576	12.1	4.2	7,563	2.5	-81.8	100	0.0	-98.7
法人税等調整額	Effect of a Tax Consequences	5,550	-	-8,179	-2.4	-	10,672	3.5	-	-6,998	-2.9	-
当期純利益	Net Income	67,301	26.8	50,381	14.7	-25.1	-359,399	-119.5	-	38,136	15.8	-

※当社は、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額99,197百万円、利息返還損失引当金繰入額57,070百万円の合計156,267百万円を特別損失に計上しています。

AIFUL has revised the reserve for interest repayment losses to 57,070 million yen and the reserve for bad debts to 99,197 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc.. Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants(JICPA) on October, 2006

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)	平均借入期間(年)	2008/3(E)	構成比(%)
借入金	Borrowings	848,233	61.1	808,720	56.3	600,978	50.5	4.5	436,223	47.0
都市銀行等	City Banks	117,311	8.4	114,859	8.0	120,203	10.1	-	-	-
信託銀行	Trust Banks	251,542	18.1	299,675	20.8	204,932	17.2	-	-	-
地方銀行・第二地方銀行	Regional Banks	160,820	11.6	153,610	10.7	118,875	10.0	-	-	-
信用金庫	Shinkin Banks	20,240	1.5	25,200	1.8	16,600	1.4	-	-	-
生命保険会社	Life Insurance	125,702	9.1	139,954	9.7	91,395	7.7	-	-	-
損害保険会社	Non-Life Insurance	43,489	3.1	32,297	2.2	24,052	2.0	-	-	-
外国銀行	Foreigner	10,000	0.7	10,000	0.7	15,000	1.3	-	-	-
シンジケートローン	Syndicated Loan	94,304	6.8	22,245	1.5	-	-	-	-	-
邦銀	Japanese Banks	10,629	0.8	4,445	0.3	-	-	-	-	-
外銀	Foreigner	20,900	1.5	17,800	1.2	-	-	-	-	-
その他	Other	62,774	4.5	-	-	-	-	-	-	-
県信連	Credit Association	15,358	1.1	6,708	0.5	3,460	0.3	-	-	-
その他	Other	9,466	0.7	4,171	0.3	6,459	0.5	-	-	-
CP・社債等	CP and Bonds	540,382	38.9	628,841	43.7	589,982	49.5	6.1	492,898	53.0
CP	CP	-	-	-	-	-	-	-	-	-
普通社債	SB	468,890	33.8	500,500	34.8	486,100	40.8	-	-	-
流動化	ABS,ABL	71,492	5.1	128,341	8.9	103,882	8.7	-	-	-
合 計	Total	1,388,615	100.0	1,437,561	100.0	1,190,960	100.0	5.3	929,121	100.0

(2) 長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)	残存期間(年)	2008/3(E)	構成比(%)
短期調達	Short-term Borrowings	15,000	1.1	53,000	3.7	16,000	1.3	0.2	16,000	1.7
短期借入	Borrowings	15,000	1.1	53,000	3.7	16,000	1.3	-	-	-
流動化	ABL	-	-	-	-	-	-	-	-	-
CP	CP	-	-	-	-	-	-	-	-	-
長期調達	Long-term Borrowings	1,373,615	98.9	1,384,561	96.3	1,174,960	98.7	3.2	913,121	98.3
固定金利借入	Fixed Rate	197,630	14.2	178,661	12.4	142,684	12.0	2.7	-	-
変動金利借入	Floating Rate	635,602	45.8	577,058	40.1	442,294	37.1	3.0	-	-
キャップ	With Cap	299,135	21.5	268,750	18.7	193,750	16.3	-	-	-
スワップ	With Swap	248,278	17.9	256,701	17.9	215,535	18.1	-	-	-
社債等(固定)	SB Other (Fixed Bond)	527,882	38.0	552,341	38.4	498,462	41.9	3.2	-	-
普通社債	SB	456,390	32.9	488,000	33.9	474,580	39.8	-	-	-
流動化	ABS,ABL	71,492	5.1	64,341	4.5	23,882	2.0	-	-	-
社債等(変動)	SB Other (Floating Bond)	12,500	0.9	76,499	5.3	91,520	7.7	5.0	-	-
普通社債	SB	12,500	0.9	12,500	0.9	11,520	1.0	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-	-
流動化	ABS,ABL	-	-	63,999	4.5	80,000	6.7	-	-	-
キャップ	With Cap	-	-	13,999	1.0	80,000	6.7	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	725,512	52.2	731,002	50.9	641,146	53.8	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,272,925	91.7	1,270,453	88.4	1,130,431	94.9	-	-	-
合 計	Total	1,388,615	100.0	1,437,561	100.0	1,190,960	100.0	3.2	929,121	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ想定元本2,500百万円、スワップを含んでおりません。
※The date exclude 2.5billion yen notional amount interest cap options and swap options which effective date is not arrived yet.

(3) 調達金利 (Funding Rate)

(%)

年/決算月 (Fiscal Year)		05/3	06/3	07/3	2008/3(E)
調達金利	Funding Rate	1.67	1.58	1.80	2.10
間接	Indirect	1.66	1.66	1.95	2.51
直接	Direct	1.69	1.49	1.65	1.73

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

《参考》

(%)

		05/3	06/3	07/3	2008/3(E)
長期プライムレート	Long term prime rate	1.65	2.10	2.20	3.05
5年スワップレート	5Y SWAP rate	0.63	1.54	1.33	
JGB(10年)	10Y JGB	1.33	1.76	1.63	

8. アイフル債権ポートフォリオ　(Analysis of Loan Portfolio / AIFUL)

(1) 貸付利率別残高構成 (Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers		年/決算月 (Fiscal Year)	06/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		<25.0%	337	16.4	308,943	27.3
	25.0%≦	<26.0%	104	5.1	105,531	9.3
	26.0%≦	<27.0%	42	2.1	40,104	3.5
	27.0%≦	<28.0%	137	6.7	107,081	9.5
	28.0%≦	<29.0%	1,162	56.5	459,438	40.5
	29.0%≦		273	13.3	111,984	9.9
	合計	(Total)	2,057	100.0	1,133,083	100.0
有担保ローン (Home Equity Loans)		<13.0%	6	6.4	36,547	10.7
	13.0%≦	<14.0%	2	2.7	20,858	6.1
	14.0%≦	<15.0%	3	3.8	24,176	7.1
	15.0%≦	<16.0%	9	9.5	39,157	11.5
	16.0%≦	<17.0%	2	2.8	15,720	4.6
	17.0%≦	<18.0%	3	3.9	18,318	5.4
	18.0%≦		72	70.9	186,374	54.6
	合計	(Total)	101	100.0	341,152	100.0
事業者ローン (Small Business Loans)		<28.0%	16	58.3	25,255	65.6
	28.0%≦	<29.0%	11	41.6	13,206	34.3
	29.0%≦		0	0.1	18	0.0
	合計	(Total)	27	100.0	38,480	100.0
合計		(Total)	2,187	100.0	1,512,717	100.0

貸付利率 Interest Rate on Loans to Customers		年/決算月 (Fiscal Year)	07/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		<18.0%	161	9.0	75,078	7.5
	18.0%≦	<20.0%	19	1.1	31,180	3.1
	20.0%≦	<22.0%	36	2.1	59,523	6.0
	22.0%≦	<24.0%	63	3.5	83,081	8.3
	24.0%≦	<26.0%	129	7.2	135,728	13.6
	26.0%≦	<28.0%	150	8.4	120,563	12.1
	28.0%≦		1,228	68.7	489,921	49.2
	合計	(Total)	1,788	100.0	995,077	100.0
有担保ローン (Home Equity Loans)		<13.0%	7	9.3	35,591	13.0
	13.0%≦	<14.0%	2	2.7	16,413	6.0
	14.0%≦	<15.0%	3	3.8	19,180	7.0
	15.0%≦	<16.0%	8	9.8	32,674	11.9
	16.0%≦	<17.0%	2	2.7	12,184	4.4
	17.0%≦	<18.0%	3	3.7	13,913	5.1
	18.0%≦		57	68.0	144,829	52.7
	合計	(Total)	84	100.0	274,787	100.0
事業者ローン (Small Business Loans)		<18.0%	2	10.7	2,398	8.3
	18.0%≦	<25.0%	4	19.8	6,997	24.3
	25.0%≦	<28.0%	7	34.8	11,539	40.1
	28.0%≦		7	34.7	7,811	27.2
	合計	(Total)	21	100.0	28,747	100.0
合計		(Total)	1,894	100.0	1,298,611	100.0

(2) 貸付金額別残高構成 (Breakdown By Amount)

貸付金額 Loan Outstanding		年/決算月 (Fiscal Year)	05/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	06/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	07/3 件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)		(千円/¥ Thousand)												
		<100	155	7.5	10,814	1.0	157	7.7	10,372	0.9	153	8.6	10,528	1.1
	100≦	<200	210	10.1	36,136	3.3	196	9.5	31,166	2.8	152	8.5	24,139	2.4
	200≦	<300	197	9.5	51,801	4.7	163	7.9	40,675	3.6	136	7.6	34,384	3.5
	300≦	<400	212	10.2	73,990	6.8	192	9.4	67,303	5.9	165	9.3	57,857	5.8
	400≦	<500	910	43.5	432,870	39.6	903	43.9	432,288	38.2	789	44.1	376,236	37.8
	500≦	<1,000	242	11.6	196,363	18.0	249	12.1	202,870	17.9	210	11.8	171,528	17.2
	1,000≦		161	7.7	291,685	26.7	194	9.5	348,406	30.7	179	10.0	320,402	32.2
	合計	(Total)	2,091	100.0	1,093,662	100.0	2,057	100.0	1,133,083	100.0	1,788	100.0	995,077	100.0
有担保ローン (Home Equity Loans)		(千円/¥ Thousand)												
		<1,000	5	5.6	3,594	1.0	6	5.9	3,874	1.1	5	6.5	3,451	1.3
	1,000≦	<5,000	79	80.2	217,223	62.9	82	81.2	223,320	65.5	68	81.1	182,043	66.2
	5,000≦	<10,000	11	12.0	87,258	25.3	11	10.8	80,725	23.7	8	10.6	65,021	23.7
	10,000≦	<50,000	2	2.3	35,656	10.3	2	2.0	32,229	9.4	1	1.8	23,444	8.5
	50,000≦	<100,000	0	0.0	993	0.3	0	0.0	549	0.2	0	0.0	373	0.1
	100,000≦		0	0.0	453	0.1	0	0.0	453	0.1	0	0.0	452	0.2
	合計	(Total)	98	100.0	345,180	100.0	101	100.0	341,152	100.0	84	100.0	274,787	100.0
事業者ローン (Small Business Loans)		(千円/¥ Thousand)												
		<1,000	8	33.0	4,970	15.1	8	30.5	5,109	13.3	7	33.3	4,197	14.6
	1,000≦	<2,000	15	61.9	24,854	75.5	16	58.2	25,172	65.4	11	54.1	17,543	61.0
	2,000≦		1	5.1	3,099	9.4	3	11.3	8,198	21.3	2	12.6	7,006	24.4
	合計	(Total)	24	100.0	32,924	100.0	27	100.0	38,480	100.0	21	100.0	28,747	100.0
合計		(Total)	2,214	100.0	1,471,767	100.0	2,187	100.0	1,512,717	100.0	1,894	100.0	1,298,611	100.0

※1: Thousand
※2: ¥Million

9. アイフル無担保ローン顧客属性 *(Unsecured Loans Customer Profile / AIFUL)*

(1)性　別 *(Sex)*

(千件/*Thousand*)

	年/決算月 *(Fiscal Year)*	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	243	70.7	234	69.2	109	70.4
	女　性 *(Female)*	100	29.3	104	30.8	45	29.6
	合　計 *(Total)*	343	100.0	338	100.0	155	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	1,442	69.0	1,416	68.9	1,235	69.1
	女　性 *(Female)*	648	31.0	640	31.1	552	30.9
	合　計 *(Total)*	2,091	100.0	2,057	100.0	1,788	100.0

(2)年齢別 *(Age)*

(千件/*Thousand*)

	年/決算月 *(Fiscal Year)*	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/*Age*)	151	44.1	149	44.1	71	46.3
	30 ～ 39	81	23.8	78	23.1	33	21.7
	40 ～ 49	54	15.8	54	16.1	23	15.3
	50 ～ 59	40	11.7	40	12.0	19	12.8
	60 ～	16	4.7	16	4.7	6	3.9
	合　計 *(Total)*	343	100.0	338	100.0	155	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/*Age*)	515	24.6	496	24.1	396	22.2
	30 ～ 39	588	28.1	582	28.3	511	28.6
	40 ～ 49	415	19.9	412	20.0	367	20.5
	50 ～ 59	362	17.3	361	17.5	323	18.1
	60 ～	209	10.0	205	10.0	190	10.6
	合　計 *(Total)*	2,091	100.0	2,057	100.0	1,788	100.0

(3)保険種別 *(Type of Social Security)*

(千件/*Thousand*)

		年/決算月 *(Fiscal Year)*	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 *(New Accounts)*	会社員(社保)	*Office Worker (Company Health Insurance)*	161	47.0	154	45.8	75	48.6
	会社員(国保)	*Office Worker (National Health Insurance)*	142	41.5	146	43.3	66	43.0
	自営業者	*Self Employed*	39	11.5	36	10.9	13	8.5
	合　計	*Total*	343	100.0	338	100.0	155	100.0

(4)年収別 *(Annual Income)*

(千件/*Thousand*)

	年/決算月 *(Fiscal Year)*	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 *(New Accounts)*	＜ 2,000 (千円/¥*Thousand*)	63	18.5	65	19.3	29	18.8
	2,000 ≦ ＜ 3,000	80	23.3	80	23.8	38	25.1
	3,000 ≦ ＜ 4,000	86	25.2	84	25.0	38	25.1
	4,000 ≦ ＜ 5,000	49	14.5	48	14.4	22	14.5
	5,000 ≦ ＜ 7,000	42	12.3	39	11.7	17	11.0
	7,000 ≦ ＜ 10,000	17	5.0	15	4.6	6	4.4
	10,000 ≦	4	1.3	4	1.2	1	1.0
	合　計 *(Total)*	343	100.0	338	100.0	155	100.0

10. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(1)クレジットコストの状況／年間比較 *(Credit Cost / YOY%)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		05/3	/(L) %	06/3	/(L) %	07/3	/(L) %	2008/3(E)	/(L) %
営業債権合計 (L)	*Total Receivable Outstanding (L)*	1,515,007	-	1,577,246	-	1,361,303	-	1,137,675	-
期末営業貸付金	*Loans outstanding*	1,471,767	-	1,512,717	-	1,298,611	-	1,062,558	-
無担保	*Unsecured*	1,093,662	-	1,133,083	-	995,077	-	815,845	-
有担保	*Home equity*	345,180	-	341,152	-	274,787	-	224,643	-
事業者	*Small business*	32,924	-	38,480	-	28,747	-	22,068	-
支払承諾見返等	*Guarantee,etc*	43,180	-	64,529	-	62,691	-	75,117	-
期初貸倒引当金	*Allowance for bad debt (Beginning)*	81,693	5.39	81,928	5.19	85,659	6.29	262,185	23.05
貸倒発生額合計 ①	*Total Write-offs ①*	91,243	6.02	93,422	5.92	134,128	9.85	143,039	12.57
前年同期比	*YOY%*	-0.3		2.4		43.6		6.6	
貸倒発生額 ②	*Write-offs ②*	90,316	6.14	91,890	6.07	131,683	10.14	140,232	13.20
前年同期比	*YOY%*	-0.7		1.7		43.3		6.5	
無担保	*Unsecured*	81,193	7.42	80,606	7.11	119,087	11.97	128,962	15.81
有担保	*Home equity*	7,187	2.08	8,940	2.62	8,575	3.12	7,719	3.44
事業者	*Small business*	1,935	5.88	2,343	6.09	4,020	13.98	3,549	16.08
支払承諾見返等	*Guarantee,etc*	926	2.15	1,532	2.37	2,444	3.90	2,807	3.74
個別貸倒引当金繰入 ③ (個別引当) ※	*Non-operating Allowance for bad debt ※ ③*	5,907	0.40	6,366	0.42	6,917	0.53	8,659	0.81
無担保	*Unsecured*	2,243	0.21	2,537	0.22	2,470	0.25	2,568	0.31
有担保	*Home equity*	3,613	1.05	3,705	1.09	4,354	1.58	5,983	2.66
事業者	*Small business*	51	0.15	124	0.32	92	0.32	108	0.49
①+③	*Total Write-offs ①+③*	97,150	6.41	99,789	6.33	141,046	10.36	151,699	13.33
前年同期比	*YOY%*	-0.9		2.7		41.3		7.6	
②+③	*Write-offs ②+③*	96,224	6.54	98,256	6.50	138,601	10.67	148,892	14.01
前年同期比	*YOY%*	-1.3		2.1		41.1		7.4	
無担保	*Unsecured*	83,436	7.63	83,143	7.34	121,558	12.22	131,531	16.12
有担保	*Home equity*	10,800	3.13	12,645	3.71	12,930	4.71	13,702	6.10
事業者	*Small business*	1,987	6.04	2,467	6.41	4,113	14.31	3,658	16.58
支払承諾見返等	*Guarantee,etc*	926	2.15	1,532	2.37	2,444	3.90	2,807	3.74
貸倒関連費用(営業費用)	*Credit Cost*	97,385	6.43	103,520	6.56	218,085	16.02	92,163	8.10
貸倒関連費用(特別損失)	*Extraordinary Losses*	-	-	-	-	99,197	7.29	-	-
期末貸倒引当金	*Allowance for bad debt (End)*	81,928	5.41	85,659	5.43	262,185	19.26	202,650	17.81
内債権放棄	*which for Waiver of principal*	-	-	-	-	167,530	12.90	125,904	11.85
利息返還損失引当金	*Allowance for losses on return of overpayment*	-	-	17,019	1.50	122,956	12.36	122,956	15.07

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)+Loans with civil rehabilitation law.

10. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月 (Fiscal Year)		06/3	/(L)%	06/9	/(L)%	06/12	/(L)%	07/3	/(L)%	2008/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,512,717	-	1,425,810	-	1,365,186	-	1,298,611	-	1,062,558	-
無担保	Unsecured	1,133,083	-	1,083,031	-	1,040,773	-	995,077	-	815,845	-
有担保	Home equity	341,152	-	308,446	-	292,722	-	274,787	-	224,643	-
事業者	Small business	38,480	-	34,332	-	31,690	-	28,747	-	22,068	-
4分類開示債権合計 ①	NPL total ①	146,236	9.67	212,267	14.89	231,583	16.96	238,132	18.34	-	-
破綻先	Category 4	30,309	2.00	31,081	2.18	32,529	2.38	36,935	2.84	-	-
延滞債権	Category 3	63,877	4.22	119,706	8.40	140,800	10.31	142,932	11.01	-	-
3ヶ月以上延滞債権	Category 2	15,666	1.04	29,036	2.04	21,974	1.61	20,361	1.57	-	-
貸出条件緩和債権	Category 1	36,383	2.41	32,442	2.28	36,279	2.66	37,903	2.92	-	-
うち無担保ローン ②	Unsecured Loan ②	84,234	7.43	119,349	11.02	129,723	12.46	130,819	13.15	-	-
破綻先	Category 4	4,169	0.37	3,877	0.36	4,155	0.40	4,152	0.42	-	-
延滞債権	Category 3	32,548	2.87	62,244	5.75	73,600	7.07	74,402	7.48	-	-
3ヶ月以上延滞債権	Category 2	11,899	1.05	21,682	2.00	17,108	1.64	16,056	1.61	-	-
貸出条件緩和債権	Category 1	35,617	3.14	31,544	2.91	34,859	3.35	36,207	3.64	-	-
期末貸倒引当金 ③	Allowance for NPL ③	106,998	7.07	207,804	14.57	215,257	15.77	331,951	25.56	268,841	25.30
無税	Untaxable	105,530	6.98	111,466	7.82	109,072	7.99	109,894	8.46	163,415	15.38
有税	Taxable	1,467	0.10	96,337	6.76	106,185	7.78	222,056	17.10	105,426	9.92
流動 ④	Current assets ④	85,659	5.66	187,668	13.16	194,756	14.27	262,185	20.19	202,650	19.07
固定	Fixed assets	21,339	1.41	20,136	1.41	20,501	1.50	69,765	5.37	66,191	6.23
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	73.2	-	97.9	-	93.0	-	139.4	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	101.7	-	157.2	-	150.1	-	200.4	-	-	-

破綻先
　未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
　その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
　但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
　営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
　上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
　有利となる取決めを行なった貸付金

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

10. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3) 無担保ローン延滞遷移率(ストック) *(Details of Unsecured Loans)*

(単位：百万円 / *¥Million*)

年/決算月 *(Fiscal Year)*		05/9 (6M)	増減率(yoy%)	06/3 (6M)	増減率(yoy%)	06/9 (6M)	増減率(yoy%)	07/3 (6M)	増減率(yoy%)
移管発生率 ※1	*Transfer(5M+Arrearage)Ratio ※1*	0.568	*-0.043*	0.659	*0.093*	1.005	*0.437*	1.092	*0.433*
移管額	*Transfer(5M+Arrearage)*	36,984	-5.1	43,392	19.6	64,099	73.3	63,712	46.8

※1：移管発生比率＝移管発生金額/営業店残高

注）斜体数値は増減数

※1:Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

Notes:Italic Font = Increase or Decrease

(4) 貸倒償却要因別状況／残高(無担保ローン) *(Reason for Write-off, Unsecured)*

(単位：百万円 / *¥Million*)

年/決算月 *(Fiscal Year)*		05/9 (6M)	償却単価 ※2 *(per account)*	06/3 (12M)	償却単価 ※2 *(per account)*	06/9 (6M)	償却単価 ※2 *(per account)*	07/3 (12M)	償却単価 ※2 *(per account)*
償却理由(合計)	*Reason for Write-off (Total)*	39,553	451	80,606	455	50,684	452	119,087	449
増減率	*YOY%*	-2.2		-0.7		28.1		47.7	
破産	*Bankruptcy*	13,281	535	25,681	536	11,414	557	21,770	560
増減率/占有率	*YOY/Share%*	-13.4	33.6%	-11.3	31.9%	-14.1	22.5%	-15.2	18.3%
債権放棄 ※3	*Waiver of principal due to a settlement*	10,148	-	24,532	-	14,817	-	40,886	-
増減率/占有率	*with lawyer ※3 YOY/Share%*	20.0	25.7%	20.4	30.4%	46.0	29.2%	66.7	34.3%
内利息返還に伴う債権放棄	*Which for return of overpayment*	-	-	-	-	-	-	20,118	-
連絡不能等	*Loss of contact, etc.*	6,917	369	12,109	378	7,403	380	12,013	382
増減率/占有率	*YOY/Share%*	-18.6	17.5%	-20.5	15.0%	7.0	14.6%	-0.8	10.1%
介入後未決	*Unsettled intervention*	4,263	528	7,415	534	5,081	551	10,938	542
増減率/占有率	*YOY/Share%*	25.5	10.8%	14.5	9.2%	19.2	10.0%	47.5	9.2%
不履行	*No intention to repay*	4,941	367	10,868	369	11,968	396	33,478	400
増減率/占有率	*YOY/Share%*	3.8	12.5%	7.0	13.5%	142.2	23.6%	208.0	28.1%

※2：償却単価＝償却金額/償却件数(単位:千円)

※3：債権放棄1口座あたり単価(05/9 379千円、06/3 399千円、06/9 425千円、07/3 439千円)。

※2:Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

※3:Waiver of principal due to a settlement (per account):05/9 379, 06/3 399, 06/9 425, 07/3 439(¥Thousand)

11. ライフ営業指標 *(Review of Operation / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3 (1)	増減率(yoy%)	2008/3(E)	増減率(yoy%)	会計残高 *(On-Balance)* 07/3 (2)	増減率(yoy%)	*(Off-Balance)* 07/3 (1)−(2)
営業債権合計 (百万円)	*Balance (¥Million)*	751,553	7.0	779,560	3.7	717,884	-7.9	633,919	-11.7	590,493	-2.0	127,390
割賦売掛金	*Installment Receivable*	276,745	12.0	285,018	3.0	229,735	-19.4	179,615	-21.8	174,918	-16.5	54,817
総合斡旋	*Credit Card Shopping*	79,622	11.3	101,134	27.0	117,222	15.9	123,743	5.6	94,541	23.2	22,681
個品斡旋	*Installment Sales Finance*	197,123	12.2	183,883	-6.7	112,512	-38.8	55,872	-50.3	80,376	-39.5	32,135
営業貸付金	*Loans (Cash Advance)*	367,459	8.4	394,776	7.4	396,260	0.4	371,492	-6.3	323,686	10.5	72,574
カードキャッシング	*with Credit Card*	209,300	3.2	220,803	5.5	229,984	4.2	226,483	-1.5	189,934	13.6	40,050
キャッシュプラザ	*with Loan Card (Life Play Card)*	157,630	16.3	173,257	9.9	164,880	-4.8	143,076	-13.2	132,356	5.8	32,523
その他	*Other*	528	-31.9	715	35.4	1,395	95.1	1,932	38.5	1,395	95.1	-
支払承諾見返	*Guarantee*	98,226	-7.6	91,450	-6.9	83,013	-9.2	74,540	-10.2	83,013	-9.2	-
新型商品	*High Yield Product*	24,046	22.7	26,765	11.3	26,914	0.6	34,255	27.3	26,914	0.6	-
旧型商品	*Low Yield Product*	74,179	-14.4	64,684	-12.8	56,099	-13.3	40,285	-28.2	56,099	-13.3	-
その他営業債権	*Other*	9,121	-5.3	8,315	-8.8	8,876	6.7	8,270	-6.8	8,876	6.7	-
クレジットカード	*Credit Card*											
有効カード会員数 (千人)	*Number of Card Holders (Thousand)*	11,916	*884*	13,096	*1,180*	14,065	*969*	14,617	*552*			
プロパー	*Proper*	1,710	*85*	1,820	*110*	1,961	*141*	2,048	*87*			
提携	*Affinity*	10,205	*799*	11,276	*1,071*	12,103	*827*	12,568	*465*			
新規発行数 (千枚)	*Number of New Issue (Thousand)*	2,086	*-56*	2,310	*224*	2,180	*-130*	2,052	*-128*			
プロパー	*Proper*	207	*15*	233	*26*	241	*8*	225	*-16*			
提携	*Affinity*	1,878	*-72*	2,077	*199*	1,938	*-139*	1,826	*-112*			
単価(残高÷残有会員数) (千円)	*Balance per Account (¥Thousand)*											
総合斡旋	*Shopping*	58	-3.3	63	8.6	65	3.2	64	-1.5			
キャッシング	*Cashing*	270	-0.7	271	0.4	272	0.4	272	0.0			
買上実績 (百万円)	*Purchase Results (¥Million)*											
個品斡旋	*Installment Sales Finance*	135,646	14.8	107,974	-20.4	32,528	-69.9	12,000	-63.1			
カード事業	*Credit Card*	597,314	9.9	706,274	18.2	796,600	12.8	865,319	8.6			
総合斡旋	*Shopping*	373,130	17.3	470,896	26.2	561,299	19.2	628,934	12.0			
キャッシング	*Cashing*	224,184	-0.5	235,378	5.0	235,301	0.0	236,384	0.5			
実質平均利回り	*Average Yield*	16.9	*0.5*	17.3	*0.4*	17.1	*-0.2*	16.6	*-0.5*			
割賦売掛金収益	*Installment Receivable*	9.8	*0.3*	9.8	*0.0*	9.9	*0.1*	9.9	*0.0*			
総合斡旋	*Credit Card Shopping*	11.8	*0.1*	12.0	*0.2*	11.9	*-0.1*	11.6	*-0.3*			
個品斡旋	*Installment Sales Finance*	9.5	*0.3*	9.2	*-0.3*	9.0	*-0.2*	8.4	*-0.5*			
営業貸付収益	*Loans (Cash Advance)*	24.0	*-0.3*	24.0	*0.0*	23.0	*-0.9*	20.8	*-2.2*			
カードキャッシング	*with Credit Card*	23.4	*-0.4*	23.4	*0.0*	22.8	*-0.6*	21.0	*-1.8*			
キャッシュプラザ	*with Loan Card (Life Play Card)*	24.9	*-0.5*	24.7	*-0.2*	23.4	*-1.3*	20.7	*-2.7*			
支払承諾見返	*Guarantee*	4.0	*0.6*	4.5	*0.5*	4.7	*0.3*	5.1	*0.4*			

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		05/3	増減数(yoy)	06/3	増減数(yoy)	07/3	増減数(yoy)	2008/3(E)	増減数(yoy)
事業店舗数 (店)	*Business Branches*	280	*12*	288	*8*	183	*-105*	139	*-44*
営業店舗	*Branches*	69	*0*	69	*0*	56	*-13*	11	*-45*
ライフカード店	*Life card (new concept branches)*	7	*6*	9	*2*	12	*3*	16	*4*
キャッシュプラザ	*Cash Plaza*	204	*6*	210	*6*	115	*-95*	112	*-3*
有人	*Staffed*	114	*5*	110	*-4*	41	*-69*	38	*-3*
無人	*Unstaffed*	90	*1*	100	*10*	74	*-26*	74	*0*
加盟店数 (社)	*Member Merchant*	95,281	*4,725*	98,383	*3,102*	101,575	*3,192*	104,870	*3,295*
新型保証提携数 (行)	*Tie-up Banks(High Yield Product)*	103	*38*	114	*11*	115	*1*	-	-
正社員数(a) (人)	*N. of Employees (regularly payroll) (a)*	1,786	*13*	1,862	*76*	1,886	*24*	1,498	*-388*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	1,739	*34*	1,846	*107*	1,743	*-103*	1,628	*-115*
合計(a)+(b) (人)	*Total (a)+(b)*	3,525	*47*	3,708	*183*	3,629	*-79*	3,126	*-503*
非正社員比率(b)/(a+b) (人)	*Ratio of N. of Employees (b)/(a+b)*	49.3	*0.3*	49.8	*0.5*	48.0	*-1.8*	52.1	*4.0*

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

営業債権ベース *(Managed Asset Basis)*

(百万円/¥ Million)

年/決算月	*(Fiscal Year)*	05/3	増減率 (yoy%)	06/3	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	2008/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	123,881	8.9	133,936	8.1	129,479	100.0	-3.3	112,200	100.0	-13.3
割賦売掛金収益	*Installment Receivable*	26,870	10.1	29,493	9.8	26,618	20.6	-9.7	20,916	18.6	-21.4
総合斡旋	*Credit Card Shopping*	9,313	10.8	11,533	23.8	13,316	10.3	15.5	14,102	12.6	5.9
個品斡旋	*Installment Sales Finance*	17,501	10.1	17,933	2.5	13,289	10.3	-25.9	6,808	6.1	-48.8
その他	*Other*	55	-50.0	27	-50.9	11	0.0	-59.3	6	0.0	-45.5
営業貸付収益	*Loans (Cash Advance)*	84,919	7.7	91,305	7.5	91,342	70.5	0.0	80,603	71.8	-11.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	48,558	3.4	50,508	4.0	51,615	39.9	2.2	48,545	43.3	-5.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	36,313	14.2	40,753	12.2	39,606	30.6	-2.8	31,844	28.4	-19.6
その他融資	*Other*	48	-4.0	43	-10.4	120	0.1	179.1	213	0.2	77.5
信用保証収益	*Guarantee*	4,044	5.3	4,241	4.9	4,134	3.2	-2.5	3,961	3.5	-4.2
その他の金融収益	*Other Financial Revenue*	50	-16.7	52	4.0	64	0.0	23.1	125	0.1	95.3
その他の営業収益	*Other Operating Revenue*	7,995	21.1	8,842	10.6	7,319	5.7	-17.2	6,593	5.9	-9.9
償却債権回収額	*Bad Debt Recovery*	3,175	18.9	3,531	11.2	1,664	1.3	-52.9	1,200	1.1	-27.9
その他の業務収入	*Other*	4,819	22.5	5,310	10.2	5,655	4.4	6.5	5,393	4.8	-4.6
営業費用	*Operating Expenses*	107,401	5.4	109,041	1.5	148,559	114.7	36.2	107,253	95.6	-27.8
金融費用	*Financial Expenses*	8,806	2.5	8,621	-2.1	9,201	7.1	6.7	9,960	8.9	8.2
貸倒関連費用	*Credit Cost*	39,775	4.9	39,070	-1.8	55,443	42.8	41.9	38,790	34.6	-30.0
利息返還関連費用	*Return of overpayment Cost*	-	-	-	-	24,936	19.3	-	5,950	5.3	-76.1
その他の営業費用	*Other Operating Expenses(SG&A)*	58,819	6.1	61,349	4.3	58,978	45.6	-3.9	52,551	46.8	-10.9
広告宣伝費	*Advertising Expenses*	5,464	8.1	6,478	18.6	5,587	4.3	-13.8	1,917	1.7	-65.7
人件費	*Salaries*	15,257	0.7	16,495	8.1	16,427	12.7	-0.4	14,668	13.1	-10.7
その他	*Other*	38,096	8.1	38,375	0.7	36,963	28.5	-3.7	35,965	32.1	-2.7
販売費	*Sales Cost*	17,623	11.8	17,826	1.2	18,330	14.2	2.8	18,736	16.7	2.2
ｼｽﾃﾑ費	*System Cost*	10,698	5.3	9,285	-13.2	8,649	6.7	-6.8	7,985	7.1	-7.7
施設費	*Rent Cost*	3,500	-7.8	3,749	7.1	4,008	3.1	6.9	3,411	3.0	-14.9
管理費	*Admin Cost*	6,274	13.8	7,513	19.7	5,975	4.6	-20.5	5,831	5.2	-2.4
営業利益	*Operating Income*	16,480	39.7	24,895	51.1	-19,079	-14.7	-	4,946	4.4	-
営業外利益	*Non-operating Income*	94	-73.5	156	66.0	135	0.1	-13.5	53	0.0	-60.7
営業外費用	*Non-operating Expenses*	50	-27.5	18	-64.0	13	0.0	-27.8	0	0.0	-100.0
経常利益	*Ordinary Income*	16,524	36.8	25,032	51.5	-18,957	-14.6	-	5,000	4.5	-
特別利益	*Extraordinary Income*	217	-94.9	159	-26.7	649	0.5	308.2	0	0.0	-100.0
特別損失	*Extraordinary Losses*	885	-85.6	1,251	41.4	9,613	7.4	668.4	82	0.1	-99.1
税引前利益	*Income before Income Taxes*	15,856	55.5	23,940	51.0	-27,921	-21.6	-	4,917	4.4	-
法人税・住民税及び事業税	*Income Taxes*	225	3.2	172	-23.6	4,918	3.8	2,759.3	240	0.2	-95.1
法人税等調整額	*Effect of a Tax Consequences*	4,952	-	9,739	-	10,473	8.1	7.5	1,996	1.8	-80.9
当期純利益	*Net Income*	10,679	-33.8	14,028	31.4	-43,313	-33.5	-	2,681	2.4	-

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

会計ベース*(On-Balance)*

(百万円/¥ Million)

年/決算月*(Fiscal Year)*		05/3		06/3		07/3			2008/3 *(E)*		
			増減率 (yoy%)		増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	121,972	9.3	132,251	8.4	127,425	100.0	-3.6	110,492	100.0	-13.3
割賦売掛金収益	*Installment Receivable*	26,267	11.3	28,914	10.1	25,719	20.2	-11.1	20,507	18.6	-20.3
総合斡旋	*Credit Card Shopping*	9,090	11.7	11,275	24.0	12,754	10.0	13.1	13,944	12.6	9.3
個品斡旋	*Installment Sales Finance*	17,120	11.6	17,611	2.9	12,954	10.2	-26.4	6,557	5.9	-49.4
その他	*Other*	55	-50.0	27	-50.9	11	0.0	-59.3	6	0.0	-45.5
営業貸付収益	*Loans (Cash Advance)*	83,613	8.8	90,200	7.9	90,187	70.8	0.0	79,303	71.8	-12.1
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	47,817	4.3	49,725	4.0	51,034	40.1	2.6	47,905	43.4	-6.1
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	35,747	15.4	40,431	13.1	39,032	30.6	-3.5	31,184	28.2	-20.1
その他融資	*Other*	48	-4.0	43	-10.4	120	0.1	179.1	213	0.2	77.5
信用保証収益	*Guarantee*	4,044	5.3	4,241	4.9	4,134	3.2	-2.5	3,961	3.6	-4.2
その他の金融収益	*Other Financial Revenue*	50	-16.7	52	4.0	64	0.1	23.1	125	0.1	95.3
その他の営業収益	*Other Operating Revenue*	7,995	11.1	8,842	10.6	7,319	5.7	-17.2	6,593	6.0	-9.9
償却債権回収額	*Bad Debt Recovery*	3,175	18.9	3,531	11.2	1,664	1.3	-52.9	1,200	1.1	-27.9
その他の業務収入	*Other*	4,819	6.5	5,310	10.2	5,655	4.4	6.5	5,393	4.9	-4.6
営業費用	*Operating Expenses*	105,492	5.7	107,356	1.8	146,505	115.0	36.5	105,545	95.5	-28.0
金融費用	*Financial Expenses*	6,897	7.3	6,936	0.6	7,147	5.6	3.0	8,252	7.5	15.5
貸倒関連費用	*Credit Cost*	39,775	4.9	39,070	-1.8	55,443	43.5	41.9	38,790	35.1	-30.0
利息返還関連費用	*Return of overpayment Cost*	-	-	-	-	24,936	19.6	-	5,950	5.4	-76.1
その他の営業費用	*Other Operating Expenses(SG&A)*	58,819	6.1	61,349	4.3	58,978	46.3	-3.9	52,551	47.6	-10.9
広告宣伝費	*Advertising Expenses*	5,464	8.1	6,478	18.6	5,587	4.4	-13.8	1,917	1.7	-65.7
人件費	*Salaries*	15,257	0.7	16,495	8.1	16,427	12.9	-0.4	14,668	13.3	-10.7
その他	*Other*	38,096	8.1	38,375	0.7	36,963	29.0	-3.7	35,965	32.5	-2.7
販売費	*Sales Cost*	17,623	11.8	17,826	1.2	18,330	14.4	2.8	18,736	17.0	2.2
ｼｽﾃﾑ費	*System Cost*	10,698	5.3	9,285	-13.2	8,649	6.8	-6.8	7,985	7.2	-7.7
施設費	*Rent Cost*	3,500	-7.8	3,749	7.1	4,008	3.1	6.9	3,411	3.1	-14.9
管理費	*Admin Cost*	6,274	13.8	7,513	19.7	5,975	4.7	-20.5	5,831	5.3	-2.4
営業利益	*Operating Income*	16,480	39.7	24,895	51.1	-19,079	-15.0	-	4,946	4.5	-
営業外利益	*Non-operating Income*	94	-73.5	156	66.0	135	0.1	-13.5	53	0.0	-60.7
営業外費用	*Non-operating Expenses*	50	-27.5	18	-64.0	13	0.0	-27.8	0	0.0	-100.0
経常利益	*Ordinary Income*	16,524	36.8	25,032	51.5	-18,957	-14.9	-	5,000	4.5	-
特別利益	*Extraordinary Income*	217	-94.9	159	-26.7	649	0.5	308.2	0	0.0	-100.0
特別損失	*Extraordinary Losses*	885	-85.6	1,251	41.4	9,613	7.5	668.4	82	0.1	-99.1
税引前利益	*Income before Income Taxes*	15,856	55.5	23,940	51.0	-27,921	-21.9	-	4,917	4.5	-
法人税･住民税及び事業税	*Income Taxes*	225	3.2	172	-23.6	4,918	3.9	2,759.3	240	0.2	-95.1
法人税等調整額	*Effect of a Tax Consequences*	4,952	-	9,739	-	10,473	8.2	7.5	1,996	1.8	-80.9
当期純利益	*Net Income*	10,679	-33.8	14,028	31.4	-43,313	-34.0	-	2,681	2.4	-

13. ライフ資金調達の状況 *(Review of Funding / LIFE)*

営業債権ベース *(Managed Asset Basis)*

(1) 形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million) 会計ベース *(On-Balance)*

年/決算月 (Fiscal Year)		05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)	2008/3(E)	構成比(%)	会計ベース 07/3	構成比(%)
借入金	Borrowings	346,077	65.2	320,524	58.8	342,872	69.6	313,125	68.2	342,872	97.2
都市銀行等	City Banks	32,875	6.2	34,818	6.4	33,364	6.8	-	-	33,364	9.5
信託銀行	Trust Banks	39,470	7.4	56,495	10.4	50,134	10.2	-	-	50,134	14.2
地方銀行・第二地方銀行	Regional Banks	43,955	8.3	48,510	8.9	51,515	10.5	-	-	51,515	14.6
系統金融機関	Cooperative Financial Ins.	34,167	6.4	43,375	8.0	49,524	10.0	-	-	49,524	14.0
生命保険会社	Life Insurance	6,087	1.1	2,899	0.5	776	0.2	-	-	776	0.2
損害保険会社	Non-Life Insurance	2,942	0.6	2,090	0.4	1,992	0.4	-	-	1,992	0.6
その他	Other	54,806	10.3	57,637	10.6	65,567	13.3	-	-	65,567	18.6
シンジケートローン	Syndicated Loan	12,775	2.4	4,700	0.9	-	-	-	-	-	-
アイフル	AIFUL	119,000	22.4	70,000	12.9	90,000	18.3	-	-	90,000	25.5
CP・社債等	CP and Bonds	184,949	34.8	224,154	41.2	149,963	30.4	145,714	31.8	10,000	2.8
流動化	ABS	174,949	32.9	189,154	34.7	139,963	28.4	-	-	-	-
CP	CP	-	-	25,000	4.6	-	-	-	-	-	-
普通社債	SB	10,000	1.9	10,000	1.8	10,000	2.0	-	-	10,000	2.8
合計	Total	531,026	100.0	544,678	100.0	492,835	100.0	458,839	100.0	352,872	100.0

(2) 長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)	2008/3(E)	構成比(%)	会計ベース 07/3	構成比(%)
短期調達	Short-term Borrowings	56,240	10.6	84,900	15.6	74,970	15.2	92,310	20.1	74,970	21.2
短期借入	Borrowings	56,240	10.6	59,900	11.0	74,970	15.2	-	-	74,970	21.2
CP	CP	-	-	25,000	4.6	-	-	-	-	-	-
長期調達	Long-term Borrowings	474,786	89.4	459,778	84.4	417,865	84.8	366,529	79.9	277,902	78.8
固定金利借入	Fixed Rate	46,365	8.7	57,979	10.6	56,347	11.4	-	-	56,347	16.0
変動金利借入	Floating Rate	243,472	45.8	202,645	37.2	211,555	42.9	-	-	211,555	60.0
社債等(固定)	ABS (Fixed Bond)	98,204	18.5	161,782	29.7	120,532	24.5	-	-	10,000	2.8
普通社債	SB	10,000	1.9	10,000	1.8	10,000	2.0	-	-	10,000	2.8
流動化	ABS	88,204	16.6	151,782	27.9	110,532	22.4	-	-	-	-
社債等(変動)	ABS (Floating Bond)	86,744	16.3	37,372	6.9	29,430	6.0	-	-	-	-
流動化	ABS	86,744	16.3	37,372	6.9	29,430	6.0	-	-	-	-
キャップ	With Cap	86,744	16.3	37,372	6.9	29,430	6.0	-	-	-	-
合計	Total	531,026	100.0	544,678	100.0	492,835	100.0	458,839	100.0	352,872	100.0

(3) 調達金利 *(Funding Rate)*

(%)

年/決算月 (Fiscal Year)		05/3	06/3	07/3	2008/3(E)
調達金利	Funding Rate	1.46	1.40	1.67	1.82
間接	Indirect	1.77	1.78	1.98	2.33
直接	Direct	0.87	0.87	0.97	1.07

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.65	2.10	2.20	3.05

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

14. ライフ顧客属性 (Customer Profile / LIFE)

(1)クレジットカード (Credit Card)

1)性別 (Sex)

(千件/Thousand)

	年/決算月(Fiscal Year)	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 (New Accounts)	男 性 (Male)	1,325	63.6	1,408	61.1	1,299	59.9
	女 性 (Female)	757	36.4	897	38.9	870	40.1
	合 計 (Total)	2,083	100.0	2,305	100.0	2,170	100.0
既存顧客 (Existing Accounts)	男 性 (Male)	6,826	57.6	7,518	57.7	8,040	57.4
	女 性 (Female)	5,029	42.4	5,508	42.3	5,961	42.6
	合 計 (Total)	11,856	100.0	13,027	100.0	14,002	100.0

2)年齢別 (Age)

(千件/Thousand)

	年/決算月(Fiscal Year)	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 (New Accounts)	～ 19 (才/Age)	5	0.3	8	0.4	8	0.4
	20 ～ 29	267	12.9	348	15.1	345	15.9
	30 ～ 39	407	19.6	470	20.4	438	20.2
	40 ～ 49	444	21.4	471	20.5	428	19.8
	50 ～ 59	471	22.7	489	21.2	448	20.6
	60 ～	484	23.3	516	22.4	500	23.1
	合 計 (Total)	2,083	100.0	2,305	100.0	2,170	100.0
既存顧客 (Existing Accounts)	～ 19 (才/Age)	6	0.1	9	0.1	9	0.1
	20 ～ 29	944	8.0	1,003	8.2	1,058	7.6
	30 ～ 39	2,397	20.2	2,549	19.2	2,634	18.8
	40 ～ 49	2,726	23.0	2,918	21.4	3,045	21.8
	50 ～ 59	2,979	25.1	3,331	25.1	3,536	25.3
	60 ～	2,801	23.6	3,214	26.0	3,716	26.5
	合 計 (Total)	11,856	100.0	13,027	100.0	14,002	100.0

(2)ライフキャッシュプラザ (LIFE Cash Plaza)

1)性別 (Sex)

(千件/Thousand)

	年/決算月(Fiscal Year)	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 (New Accounts)	男 性 (Male)	57	58.9	47	61.8	30	61.2
	女 性 (Female)	39	41.1	29	38.2	19	38.8
	合 計 (Total)	96	100.0	76	100.0	49	100.0
既存顧客 (Existing Accounts)	男 性 (Male)	199	55.0	207	55.3	187	55.0
	女 性 (Female)	163	45.0	167	44.7	153	45.0
	合 計 (Total)	363	100.0	375	100.0	340	100.0

2)年齢別 (Age)

(千件/Thousand)

	年/決算月(Fiscal Year)	05/3	構成比(%)	06/3	構成比(%)	07/3	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	19	20.6	17	22.8	12	25.2
	30 ～ 39	26	27.8	21	27.7	13	28.4
	40 ～ 49	23	24.7	17	23.0	11	23.3
	50 ～ 59	18	18.9	14	18.6	8	17.4
	60 ～	7	8.0	6	8.0	2	5.7
	合 計 (Total)	96	100.0	76	100.0	49	100.0
既存顧客 (Existing Accounts)	20 ～ 29 (才/Age)	42	11.7	41	11.2	33	9.9
	30 ～ 39	97	26.9	97	26.0	85	25.2
	40 ～ 49	94	26.2	98	26.2	89	26.4
	50 ～ 59	86	23.8	91	24.5	84	24.9
	60 ～	41	11.4	45	12.2	46	13.6
	合 計 (Total)	363	100.0	375	100.0	340	100.0

15. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1) 営業債権ベース／年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3			06/3			07/3			2008/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	36,658	751,553	4.88	37,266	779,560	4.78	44,498	717,884	6.20	46,988	633,919	7.41
増減率	yoy%	3.1			1.7			19.4			5.6		
カード	Card	15,257	288,923	5.28	14,615	321,938	4.54	17,671	347,207	5.09	21,167	350,226	6.04
増減率	yoy%	0.1			-4.2			20.9			19.8		
総合斡旋	Shopping	2,115	79,622	2.66	1,978	101,134	1.96	2,451	117,222	2.09	2,330	123,743	1.88
キャッシング	Cashing	13,141	209,300	6.28	12,636	220,803	5.72	15,220	229,984	6.62	18,837	226,483	8.32
個品斡旋	Installment Sales Finance	4,994	197,123	2.53	5,363	183,883	2.92	7,029	112,512	6.25	4,216	55,872	7.55
増減率	yoy%	-17.7			7.4			31.1			-40.0		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	11,445	157,630	7.26	12,182	173,257	7.03	15,302	164,880	9.28	18,266	143,076	12.77
増減率	yoy%	8.3			6.4			25.6			19.4		
支払承諾見返	Guarantee	1,967	70,484	2.79	1,900	67,092	2.83	1,799	62,836	2.86	1,975	56,994	3.47
増減率	yoy%	-16.0			-3.4			-5.3			9.8		
住宅	Home Loan	1,266	37,042	3.42	675	32,762	2.06	478	29,133	1.64	533	25,852	2.06
増減率	yoy%	142.8			-46.7			-29.2			11.5		
その他	Other	1,728	349	-	2,528	626	-	2,217	1,315	-	828	1,895	-
増減率	yoy%	108.3			46.3			-12.3			-62.6		
カード事故	Fraudulent Use of Credit Card	1,159	-	-	368	-	-	257	-	-	400	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	526	-	-	2,148	-	-	1,949	-	-	420	-	-
その他	Other	42	-	-	11	-	-	10	-	-	8	-	-

(2) 買上金額ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3			06/3			07/3			2008/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	2,115	373,130	0.57	1,978	470,896	0.42	2,451	561,299	0.44	2,330	628,934	0.37

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Busine xt / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	47,622	72.6	73,110	53.5	82,328	12.6	89,414	8.6
口座数	(千件)	*Customer Accounts*	*(Thousand)*	32	42.7	42	28.9	44	6.6	45	2.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,455	20.9	1,732	19.1	1,830	5.7	1,965	7.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	13	6.8	15	10.1	9	-39.8	8	-7.9
平均名目金利 ※	(%)	*Average interest rate ※*	*(%)*	15.1	*-0.2*	15.0	*-0.1*	14.9	*-0.1*	14.8	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	3.3	*-0.3*	2.9	*-0.4*	4.3	*1.4*	6.0	*1.7*
営業店舗数	(店)	*Loan Business Branches*		4	*2*	7	*3*	10	*3*	10	*0*
有人店舗		*Staffed*		4	*2*	7	*3*	10	*3*	10	*0*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		65	*8*	82	*17*	101	*19*	129	*28*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高+期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	45,673	46.3	67,857	48.6	58,316	-14.1	55,893	-4.2
口座数	(千件)	*Customer Accounts*	*(Thousand)*	21	36.2	31	50.0	30	-4.9	28	-6.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	2,163	7.4	2,143	-0.9	1,936	-9.6	1,974	2.0
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	9	107.7	15	66.6	5	-66.4	4	-16.3
平均名目金利 ※	(%)	*Average interest rate ※*	*(%)*	27.2	*-0.2*	25.4	*-1.8*	23.7	*-1.7*	21.8	*-1.8*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.6	*0.0*	1.9	*0.3*	4.1	*2.2*	5.6	*1.5*
営業店舗数	(店)	*Loan Business Branches*		50	*12*	63	*13*	47	*-16*	47	*0*
有人店舗		*Staffed*		50	*12*	63	*13*	47	*-16*	47	*0*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		762	*316*	818	*56*	670	*-148*	472	*-198*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高+期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注)　斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

17. 消費者金融グループ会社の営業指標　*(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト *(Tryto / Merged : April 2004)*

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	58,121	-	66,544	14.5	54,947	-17.4	38,667	-29.6
口座数	(千件)	*Customer Accounts*	*(Thousand)*	165	-	177	7.0	146	-17.2	109	-25.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	350	-	374	7.0	373	-0.3	354	-5.1
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	35	-	44	27.5	13	-69.4	0	-97.8
平均名目金利 ※	(%)	*Average interest rate ※*	*(%)*	29.0	-	28.5	*-0.5*	28.5	*-0.0*	28.4	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	12.3	-	8.5	*-3.8*	14.6	*6.1*	23.4	*8.8*
営業店舗数	(店)	*Loan Business Branches*		100	-	110	*10*	80	*-30*	0	*-80*
有人店舗		*Staffed*		48	-	50	*2*	49	*-1*	0	*-49*
無人店舗		*Unstaffed*		52	-	60	*8*	31	*-29*	0	*-31*
社員数	(人)	*Number of Employees*		252	-	295	*43*	282	*-13*	206	*-76*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注）斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)ワイド *(Wide / Acquisition : June 2004)*

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	06/3	増減率(yoy%)	07/3	増減率(yoy%)	2008/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	95,345	-	99,890	4.8	80,953	-19.0	50,906	-37.1
口座数	(千件)	*Customer Accounts*	*(Thousand)*	204	-	226	10.8	190	-16.0	132	-30.5
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	466	-	440	-5.4	425	-3.6	383	-9.9
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	52	-	66	25.8	20	-68.6	0	-98.9
平均名目金利 ※	(%)	*Average interest rate ※*	*(%)*	28.9	-	28.9	*0.0*	28.9	*-0.0*	28.9	*-0.0*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	10.3	-	8.6	*-1.7*	14.6	*6.1*	25.5	*10.8*
営業店舗数	(店)	*Loan Business Branches*		293	-	295	*2*	148	*-147*	0	*-148*
有人店舗		*Staffed*		33	-	34	*1*	34	*0*	0	*-34*
無人店舗		*Unstaffed*		260	-	261	*1*	114	*-147*	0	*-114*
社員数	(人)	*Number of Employees*		358	-	355	*-3*	311	*-44*	191	*-120*

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注）斜体数値は増減数。 Notes:Italic Font = Increase or Decrease

18. 事業者ローン2社の損益の内訳 *(Revenue and Expenses / Small Business Loan Subsidiaries)*

(1)ビジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3	増減率 (yoy%)	06/3	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	2008/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	5,445	80.6	8,635	58.6	11,159	100.0	29.2	11,736	100.0	5.2
営業貸付金利息	Interest Income	5,426	80.8	8,610	58.7	11,134	99.8	29.3	11,692	99.6	5.0
その他	Other	19	54.3	25	32.7	25	0.2	0.1	44	0.4	76.0
営業費用	Operating Expenses	4,816	18.7	7,109	47.6	10,036	89.9	41.2	11,055	94.2	10.2
金融費用	Financial Expenses	672	80.7	1,061	57.8	1,536	13.8	44.7	2,111	18.0	37.4
広告宣伝費	Advertising Expenses	679	-2.5	809	19.2	910	8.2	12.5	978	8.3	7.5
貸倒費用	Credit Cost	2,234	13.4	3,494	56.4	5,392	48.3	54.3	5,654	48.2	4.9
人件費	Salaries	574	23.1	826	43.9	1,008	9.0	22.0	1,143	9.7	13.4
その他	Other	655	18.8	917	39.8	1,190	10.7	29.8	1,168	10.0	-1.8
営業利益	Operating Income	629	160.3	1,526	142.5	1,122	10.1	-26.4	681	5.8	-39.3
営業外収益	Non-operating Income	4	-77.1	7	74.2	0	0.0	-95.6	-	-	-
営業外費用	Non-operating Expenses	-	-	0	-	-	-	-	-	-	-
経常利益	Ordinary Income	633	161.5	1,533	142.1	1,122	10.1	-26.8	681	5.8	-39.3
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	27	633.0	-	-	2	0.0	-	-	-	-
税引前利益	Income before Income Taxes	605	158.6	1,533	153.1	1,120	10.0	-26.9	681	5.8	-39.2
法人税·住民税及び事業税	Income Taxes	4	14.7	88	1,938.9	1,528	13.7	1,629.3	283	2.4	-81.5
法人税等調整額	Effect of a Tax Consequences	-	-	-980	-	-1,058	-9.5	-	-4	-0.0	-
当期純利益	Net Income	601	158.0	2,425	303.3	651	5.8	-73.1	401	3.4	-38.4

(2)シティズ *(City's / Acquisition : Oct 2002)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		05/3	増減率 (yoy%)	06/3	増減率 (yoy%)	07/3	営業収益比 (%)	増減率 (yoy%)	2008/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	9,579	29.2	13,998	46.1	13,550	100.0	-3.2	9,678	100.0	-28.6
営業貸付金利息	Interest Income	9,413	28.8	13,808	46.7	13,430	99.1	-2.7	9,575	98.9	-28.7
その他	Other	166	55.1	189	13.9	120	0.9	-36.6	103	1.1	-14.2
営業費用	Operating Expenses	6,985	59.8	13,873	98.6	13,642	100.7	-1.7	8,162	84.3	-40.2
金融費用	Financial Expenses	417	7.1	674	61.4	775	5.7	14.9	721	7.4	-7.0
広告宣伝費	Advertising Expenses	194	173.9	317	62.9	192	1.4	-39.2	220	2.3	14.6
貸倒費用	Credit Cost	152	-53.4	3,739	2,349.7	4,470	33.0	19.5	2,353	24.3	-47.4
人件費	Salaries	4,149	71.7	6,177	48.9	5,372	39.6	-13.0	3,251	33.6	-39.5
その他	Other	2,070	77.5	2,964	43.2	2,831	20.9	-4.5	1,614	16.7	-43.0
営業利益	Operating Income	2,594	-14.8	124	-95.2	-91	-0.7	-	1,516	15.7	-
営業外収益	Non-operating Income	4	-81.6	11	152.2	50	0.4	358.7	87	0.9	74.0
営業外費用	Non-operating Expenses	13	-32.4	7	-39.9	10	0.1	32.3	-	-	-
経常利益	Ordinary Income	2,585	-15.2	127	-95.1	-51	-0.4	-	1,603	16.6	-
特別利益	Extraordinary Income	57	630.4	38	-33.8	-	-	-	-	-	-
特別損失	Extraordinary Losses	103	646.4	86	-17.0	1,776	13.1	1,964.3	37	0.4	-97.9
税引前利益	Income before Income Taxes	2,539	-16.5	79	-96.9	-1,828	-13.5	-	1,566	16.2	-
法人税·住民税及び事業税	Income Taxes	835	-12.2	548	-34.3	1,465	10.8	167.1	1,005	10.4	-31.4
法人税等調整額	Effect of a Tax Consequences	209	-	-505	-	28	0.2	-	-307	-3.2	-
当期純利益	Net Income	1,494	-2.7	36	-97.5	-3,322	-24.5	-	867	9.0	-

19. 消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト*(Tryto / Merged : April 2004)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3		06/3		07/3			2008/3(E)		
			増減率 (yoy%)		増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	14,539	-7.2	16,238	11.7	15,000	100.0	-7.6	10,555	100.0	-29.6
営業貸付金利息	*Interest Income*	14,255	-7.4	15,876	11.4	14,789	98.6	-6.8	10,376	98.3	-29.8
その他	*Other*	284	2.5	361	27.2	211	1.4	-42.0	179	1.7	-15.2
営業費用	*Operating Expenses*	11,754	-17.9	12,689	7.9	30,561	203.7	140.9	6,662	63.1	-78.2
金融費用	*Financial Expenses*	896	-32.2	843	-5.9	828	5.5	-1.8	709	6.7	-14.4
広告宣伝費	*Advertising Expenses*	802	81.0	1,201	49.6	597	4.0	-50.3	1	0.0	-99.8
貸倒費用	*Credit Cost*	5,749	-27.4	5,671	-1.4	21,701	144.7	282.7	3,551	33.6	-83.6
人件費	*Salaries*	1,918	-3.5	2,044	6.6	1,937	12.9	-5.2	1,402	13.3	-27.6
その他	*Other*	2,386	-9.6	2,928	22.7	5,496	36.6	87.7	997	9.4	-81.9
営業利益	*Operating Income*	2,784	105.5	3,548	27.4	-15,561	-103.7	-	3,893	36.9	-
営業外収益	*Non-operating Income*	28	-31.7	46	64.0	41	0.3	-9.6	22	0.2	-46.3
営業外費用	*Non-operating Expenses*	5	-70.6	0	-82.4	17	0.1	1,902.0	-	-	-
経常利益	*Ordinary Income*	2,807	103.7	3,594	28.0	-15,537	-103.6	-	3,916	37.1	-
特別利益	*Extraordinary Income*	5	-	58	1,022.8	0	0.0	-99.9	-	-	-
特別損失	*Extraordinary Losses*	421	231.5	499	18.5	7,977	53.2	1,497.5	-	-	-
税引前利益	*Income before Income Taxes*	2,391	91.0	3,153	31.9	-23,514	-156.8	-	3,916	37.1	-
法人税・住民税及び事業税	*Income Taxes*	-1	-	1,322	-84,034.4	11	0.1	-99.1	5	0.0	-54.5
法人税等調整額	*Effect of a Tax Consequences*	985	-	2	-	939	6.3	40,052.5	-	-	-
当期純利益	*Net Income*	1,407	100.7	1,828	29.9	-24,465	-163.1	-	3,910	37.0	-

(2)ワイド*(Wide / Acquisition : June 2004)*

(百万円/¥ Million)

年/決算月(Fiscal Year)		05/3		06/3		07/3			2008/3(E)		
			増減率 (yoy%)		増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	23,849	-	25,463	6.8	22,752	100.0	-10.6	15,994	100.0	-29.7
営業貸付金利息	*Interest Income*	23,732	-	25,271	6.5	22,547	99.1	-10.8	15,707	98.2	-30.3
その他	*Other*	116	-	192	65.5	205	0.9	6.8	286	1.8	39.5
営業費用	*Operating Expenses*	22,157	-	21,282	-3.9	41,146	180.8	93.3	8,401	52.5	-79.6
金融費用	*Financial Expenses*	2,731	-	1,626	-40.5	1,421	6.2	-12.6	1,059	6.6	-25.5
広告宣伝費	*Advertising Expenses*	1,549	-	1,990	28.5	1,049	4.6	-47.3	77	0.5	-92.7
貸倒費用	*Credit Cost*	10,169	-	8,925	-12.2	28,981	127.4	224.7	4,083	25.5	-85.9
人件費	*Salaries*	2,357	-	2,637	11.9	2,479	10.9	-6.0	1,651	10.3	-33.4
その他	*Other*	5,348	-	6,102	14.1	7,215	31.7	18.2	1,529	9.6	-78.8
営業利益	*Operating Income*	1,691	-	4,180	147.2	-18,393	-80.8	-	7,593	47.5	-
営業外収益	*Non-operating Income*	20	-	77	285.0	40	0.2	-48.1	4	0.0	-90.0
営業外費用	*Non-operating Expenses*	20	-	17	-15.0	13	0.1	-23.5	6	0.0	-53.8
経常利益	*Ordinary Income*	1,692	-	4,241	150.7	-18,366	-80.7	-	7,592	47.5	-
特別利益	*Extraordinary Income*	6	-	84	1,300.0	0	0.0	-100.0	-	-	-
特別損失	*Extraordinary Losses*	1,041	-	1,024	-1.6	13,012	57.2	1,170.7	-	-	-
税引前利益	*Income before Income Taxes*	657	-	3,301	402.4	-31,378	-137.9	-	7,592	47.5	-
法人税・住民税及び事業税	*Income Taxes*	27	-	1,555	5,659.3	267	1.2	-82.8	56	0.4	-79.0
法人税等調整額	*Effect of a Tax Consequences*	268	-	-189	-	3,393	14.9	-	-	-	-
当期純利益	*Net Income*	361	-	1,935	436.0	-35,040	-154.0	-	7,535	47.1	-

20. グループ経営一覧表 *(Group Management)*

（百万円/ ¥ *Million*）

		06/3		07/3			2008/3*(E)*		
			構成比 (%)		構成比 (%)	増減率 (yoy%)		構成比 (%)	増減率 (yoy%)
営業債権残高合計 ※1	*Total Receivable Outstanding ※1*	2,681,746	100.0	2,369,585	100.0	-11.6	2,016,563	100.0	-14.9
アイフル	*Aiful*	1,577,246	58.8	1,361,303	57.4	-13.7	1,137,675	56.4	-16.4
ライフ	*Life*	779,560	29.1	717,884	30.3	-7.9	633,919	31.4	-11.7
ビジネクスト	*Businext*	73,110	2.7	82,328	3.5	12.6	89,414	4.4	8.6
シティズ	*City's*	67,857	2.5	58,316	2.5	-14.1	55,893	2.8	-4.2
ワイド	*Wide*	99,890	3.7	80,953	3.4	-19.0	50,906	2.5	-37.1
トライト	*Tryto*	66,559	2.5	54,954	2.3	-17.4	38,667	1.9	-29.6
営業収益 ※2	*Total Operating Revenue ※2*	549,547	100.0	499,031	100.0	-9.2	409,858	100.0	-17.9
アイフル	*Aiful*	343,515	62.5	300,755	60.3	-12.4	241,859	59.0	-19.6
ライフ	*Life*	132,251	24.1	127,425	25.5	-3.6	110,492	27.0	-13.3
ビジネクスト	*Businext*	8,635	1.6	11,159	2.2	29.2	11,736	2.9	5.2
シティズ	*City's*	13,998	2.5	13,550	2.7	-3.2	9,678	2.4	-28.6
ワイド	*Wide*	25,276	4.6	22,664	4.5	-10.3	15,994	3.9	-29.7
トライト	*Tryto*	16,238	3.0	15,000	3.0	-7.6	10,555	2.6	-29.6
経常利益 ※2	*Total Ordinary Income ※2*	126,964	100.0	-163,092	100.0	-	30,000	100.0	-
アイフル	*Aiful*	94,632	74.5	-101,225	-	-	20,000	-	-
ライフ	*Life*	25,032	19.7	-18,957	-	-	5,000	-	-
ビジネクスト	*Businext*	1,533	1.2	1,122	-	-26.8	681	-	-39.3
シティズ	*City's*	127	0.1	-51	-	-	1,603	-	-
ワイド	*Wide*	4,241	3.3	-18,366	-	-	7,592	-	-
トライト	*Tryto*	3,594	2.8	-15,537	-	-	3,916	-	-
当期純利益 ※2	*Total Net Income ※2*	65,827	100.0	-411,250	100.0	-	32,049	100.0	-
アイフル	*Aiful*	50,381	76.5	-359,399	-	-	38,136	-	-
ライフ	*Life*	14,028	21.3	-43,313	-	-	2,681	-	-
ビジネクスト	*Businext*	2,425	3.7	651	-	-73.1	401	-	-38.4
シティズ	*City's*	36	0.1	-3,322	-	-	867	-	-
ワイド	*Wide*	1,935	2.9	-35,040	-	-	7,535	-	-
トライト	*Tryto*	1,828	2.8	-24,465	-	-	3,910	-	-

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

21. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1997年～2007年2月推移*(Number of Petitions 1997-Feb 2007)*

暦年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年	2007年 (2M)	1月	2月
件数	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	165,917	21,813	9,381	12,432
yoy	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-10.0%	-12.2%	-10.5%	-13.4%

(2)形態別信用供与残高 *(Consumer Credit Balance)*

(億円/￥100Million)

	消費者信用全体 Consumer Credit Total		販売信用(ショッピング) Credit Sales (Shopping)		クレジットカード Credit Card		個品割賦 Installment Credit		消費者金融 Consumer Finance		預貯金担保 Deposited Collateral		消費者ローン計 Consumer Loans		銀行等金融機関 Banks & Other Financial Institutions		消費者金融会社 Consumer Finance Companies		信販・カード会社等 Credit Sales & Credit Card Companies etc.	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3
2005年	559,394	-4.0	150,394	1.8	45,389	10.1	105,005	-1.4	409,000	-5.9	78,529	-12.5	330,471	-4.2	166,273	-6.0	98,862	-2.7	65,336	-1.9

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額 *(Consumer Credit Provided)*

(億円/￥100Million)

	消費者信用全体 Consumer Credit Total		販売信用(ショッピング) Credit Sales (Shopping)		クレジットカード Credit Card		個品割賦 Installment Credit		消費者金融 Consumer Finance		預貯金担保 Deposited Collateral		消費者ローン計 Consumer Loans		銀行等金融機関 Banks & Other Financial Institutions		消費者金融会社 Consumer Finance Companies		信販・カード会社等 Credit Sales & Credit Card Companies etc.	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6
2005年	765,056	3.2	430,347	7.1	321,701	10.3	108,646	-1.5	334,709	-1.4	89,446	-12.2	245,263	3.2	40,458	22.6	104,194	1.3	100,611	-1.2

出所：(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

Attachments

List of material information made public in Japan from March 1, 2007 to June 30, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Shelf Registration Statement dated March 1, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 2.	Supplement to the Shelf Registration Statement filed on March 1, 2007, dated March 14, 2007 (brief description in English)	DKILFB TSE/OSE
Exhibit 3.	(i) Year-End Financial Statements (Consolidated and Non-Consolidated) for the Fiscal Year Ended March 2007, dated May 9, 2007 (English translation) and (ii) Annual Report 2007	(i) TSE/OSE (ii) Public
Exhibit 4.	Data book (March, 2007) dated May 9, 2007 (English translation contained)	Public
Exhibit 5.	The 30th Business Report "Shareholders' Communication" dated June 2007 (brief description in English)	Shareholders
Exhibit 6.	Annual Securities Report dated June 28, 2007 for the 30th Fiscal Year from April 1, 2006 to March 31, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 7.	Amendment to the Shelf Registration Statement dated June 28, 2007 (brief description in English)	DKALFB TSE/OSE
Exhibit 8.	Press Release dated March 1, 2007 with a title "AIFUL Announces Organizational Changes, Changes in the Responsibilities of Directors, and Personnel Transfers" (English translation)	Public

Exhibit 9.	Press Release dated March 14, 2007 with a title "AIFUL Announce 53rd Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 10.	Press Release dated March 28, 2007 with a title "AIFUL to Establish Risk Management Committee" (English translation)	Public
Exhibit 11.	Press Release dated March 30, 2007 with a title "AIFUL Announces Results of Voluntary Retirement Offer" (English translation)	Public
Exhibit 12.	Press Release dated April 2, 2007 with a title "AIFUL Announces New Corporate Philosophy" (English translation)	Public
Exhibit 13.	Press Release dated May 2, 2007 with a title "Revision to Full-term Earnings Forecast" (English translation)	Public
Exhibit 14.	Press Release dated May 21, 2007 with a title "AIFUL Issues New Update on Strengthening of Compliance Structure" (English translation)	Public
Exhibit 15.	Press Release dated May 21, 2007 with a title "AIFUL Announces Reform of Management Framework and Transfer of Directors" (English translation)	Public
Exhibit 16.	Press Release dated May 31, 2007 with a title "AIFUL Announces Reduction in Maximum Lending Interest Rate" (English translation)	Public
Exhibit 17.	Articles of Incorporation, as amended dated June 27, 2007 (English translation)	Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

(Brief Description in English)

March 1, 2007

Shelf Registration Statement

For the public offerings during the two years from March 9, 2007 to March 8, 2009
(Statement pursuant to Article 23-3, Paragraph 1 of
the Securities and Exchange Law)

The Shelf Registration Statement was filed on March 1, 2007 with the Director-General of the Kanto Local Finance Bureau under the Securities and Exchange Law to enable AIFUL Corporation (the "Company") to offer or sell up to three hundred billion yen (JPY300,000,000,000) of bonds in aggregate during the two years commencing on the date this Shelf Registration Statement becomes effective (from March 9, 2007 to March 8, 2009). The Shelf Registration Statement is made available for public inspection at the Tokyo Branch of the Company and at each of the Tokyo Stock Exchange and the Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

The Shelf Registration Statement contains, or incorporates by reference, information concerning the terms and conditions of the issuance through a series of public offerings of bonds and information pertaining to the Company's business.

The information contained in the Shelf Registration Statement which is material to an investment decision is substantially contained in the Annual Report 2007 (Exhibit 3 (ii)).

(Brief Description in English)

March 14, 2007

Supplement to the Shelf Registration Statement

Supplement to the Shelf Registration Statement relating to
the Unsecured Straight Bonds - Fifty-third - Series (with special covenant of rating *pari passu*
solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan the securities designated in the Shelf Registration Statement filed with the Director-General of the Kanto Local Finance Bureau on March 1, 2007 (the "Shelf Registration Statement"), which became effective as of March 9, 2007, including the Unsecured Straight Bonds - Fifty-third - Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The Shelf Registration Statement so supplemented by the Supplement contains, or incorporates by reference, information concerning the terms and conditions of the issuance through a series of public offerings of bonds, including the Unsecured Straight Bonds - Fifty-third - Series, and information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the press release dated March 14, 2007 (Exhibit 9).

(Brief Description in English)

June 2007

The 30th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2006 through March 31, 2007 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2007.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Year-End Financial Statements (Consolidated and Non-Consolidated) for FY 2007, dated May 9, 2007 of the Company (see Exhibit 3 (i)).

(Brief Description in English)

June 28, 2007

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 30th Fiscal Year
from April 1, 2006
to March 31, 2007

This Annual Securities Report concerning the fiscal year ended March 31, 2007 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 28, 2007 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2007.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2007 of the Company, published in August 2007 (see Exhibit 3 (ii)).

Amendment to the Shelf Registration Statement
dated June 28, 2007 (the "Amendment")

The Amendment was filed on June 28, 2007 in order to incorporate by reference the Annual Securities Report of the Company dated June 28, 2007 with respect to its fiscal year ended March 31, 2007 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

AIFUL Corporation
Press Release

March 1, 2007

AIFUL Announces Organizational Changes, Changes in the Responsibilities of Directors, and Personnel Transfers

KYOTO — AIFUL Corporation has announced that its board of directors decided on March 1, 2007 to approve the following organizational changes, changes in the responsibilities of directors, and personnel transfers.

I. Organizational Changes: Effective April 1, 2007 (Refer to Organization Chart Attached)

1. Creation of New Division, Upgrade to Department

- AIFUL will establish a new Credit Management Division with the aim of increasing the efficiency of operations and strengthening compliance structures by centralizing claims management operations.

- Upgrade to department
  - The Assistance Center, which is an office that specializes in claims with public intervention, will be upgraded to department status.
  - The Secured Loan Management Section, which is a unit for the centralized management of secured claims, will be upgraded to become the Secured Loan Management Department.
  After these changes, the new Credit Management Division will consist of six departments: the East Japan Counseling Center, the West Japan Counseling Center, the East Japan Loan Recovery Department, the West Japan Loan Recovery Department, the Secured Loan Management Department, and the Assistance Center.

2. Transfer of Departments

- In conjunction with the establishment of the new Credit Management Division, the East and West Japan Counseling Centers within the Loan Business Division will become organizations under the jurisdiction of the Credit Management Division.

- The Marketing Department within the Management Planning Division will become an independent department.

3. Amalgamation of Departments and Name Changes

- The Loan Business Advertising Department and the Loan Business Planning Department, which are highly interrelated as loan business support departments, will be combined to form the Loan Business Planning and Advertising Department.

- The Compliance Office will change its name to the Compliance Monitoring Department with the aim of further strengthening compliance functions.

- In conjunction with the streamlining of the Company's network of business branches, the eight loan business departments within the Loan Business Division will become seven loan business departments: the East Japan Loan Business Department, the Kanto Loan Business Department, the Tokyo Koshinetsu Loan Business Department, the Chubu Loan Business Department, the Kinki Loan Business Department, the Chugoku-Shikoku Loan Business Department, and the Kyushu Loan Business Department.

4. Closure of Departments

- The Next Generation Systems Loan Business Support Office, which supports the construction of computer systems from the end-user perspective ahead of the construction of next generation systems, will close because support for the definition of system requirements is virtually complete. Necessary operations will be transferred to the Next Generation Systems Office.

- The Human Resources Development Office, which supports the exchange of personnel within the Group, will close because of the reorganization of the Group's businesses, and its operations will be transferred to the Personnel Department.

- The Business Administration Department, which checks on legal compliance status and monitors debt collection operations, will close, and its operations will be transferred to the Compliance Monitoring Department and the Inspection Department.

- The IT Planning Department, which promotes the strengthening of the IT operations and the company-wide optimization of computer usage, will close, and its operations will be transferred to the Management Planning Division.

II. Personnel Changes (Effective as of April 1, 2007)

Changes to the responsibilities of Directors

Name	New areas of responsibility	Former areas of responsibility
Taichi Kawakita	Senior Managing Director / Representative Director Chairman, Compliance Committee overseeing Credit Assessment Department and Inspection Department	Senior Managing Director / Representative Director Chairman, Compliance Committee
Shintaro Hashima	Managing Director overseeing General Affairs Department and Legal Department	Managing Director overseeing General Affairs Department, Legal Department and Compliance Office
Koji Imada	Director	Director overseeing East Japan Loan Recovery Department and West Japan Loan Recovery Department
Hiroshi Abe	Director	Director

	Senior General Manager, Information Systems Division concurrently overseeing Compliance Monitoring Department	Senior General Manager, Information Systems Division
Akira Takami	Director overseeing Business Development Department, Guarantee Business Department and Marketing Department General Manager, Business Development Department	Director overseeing Business Development Department and Guarantee Business Department General Manager, Business Development Department
Tsuguo Nakagawa	Director Senior General Manager, Credit Management Division	Director overseeing Inspection Department and Credit Assessment Department

Appointment of Manager

Name	New position
Hideaki Minamizawa	General Manager, Tokyo Koshinetsu Loan Business Department

Personnel Transfers

Name	New Position	Former Position
Hidemi Tokuhisa	General Manager, Secured Loan Management Department General Manager, Assistance Center	General Manager, Legal Department
Tadahiro Nishida	General Manager, Kinki Loan Business Department	General Manager, Chubu Loan Business Department
Tatsuhiro Kurihara	General Manager, Chubu Loan Business Department	General Manager, South Kanto Loan Business Department
Yasuko Aita	General Manager, Kanto Loan Business Department	General Manager, North Kanto Loan Business Department
Tomihisa Furukawa	General Manager, East Japan Loan Business Department	General Manager, General Affairs Department
Yukinori Mitsuhashi	General Manager, West Japan Contact Center	General Manager, Marketing Department
Takeshi Joja	General Manager, East Japan Contact Center	General Manager, Loan Business Advertising Department
Keiji Masui	General Manager, Loan Business Planning and Advertising Department	General Manager, Kinki Loan Business Department
Itaru Sato	General Manager, Credit Assessment Department	General Manager, Personnel Department
Kazushige Yoda	General Manager, Personnel Department	General Manager, Human Resources Development Office
Munetaka Shimatani	General Manager, Legal Department	General Manager, Hokkaido-Tohoku Loan Business Department
Yoshiaki Masago	General Manager, Compliance Monitoring Department	General Manager, Compliance Office
Masakazu Eguchi	General Manager, General Affairs	General Manager, IT Planning

	Department	Department
Katsuhiko Nagasue	General Manager, Information Systems Operating Department	General Manager, Information Systems Development Department
Isao Okada	Deputy General Manager, Information Systems Division General Manager, Information Systems Development Department	General Manager, Next Generation Systems Office
Hisayoshi Asada	General Manager, Next Generation Systems Office	Deputy General Manager, Next Generation Systems Office
Minoru Shimamura	General Manager, Marketing Department	General Manager, Corporate Management Department General Manager, Group Audit Department
Yasuo Shiozawa	General Manager, Corporate Management Department General Manager, Group Audit Department	General Manager, Personnel Department (Seconded to Tryto Corporation)
Hiroshi Azuma	General Manager, Management Planning Department	General Manager, Management Planning Department General Manager, Business Administration Department
Hideaki Kuwahata	General Manager, Personnel Department (Seconded to Tryto Corporation)	General Manager, Personnel Department (Seconded to Wide Corporation)

* Tryto Corporation and Wide Corporation are full subsidiaries of AIFUL Corporation.

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

AIFUL Corporation Organization Chart (As of April 1, 2007)



General Meeting of Shareholders
Board of Auditors
Board of Directors
Compliance Committee
President
Management Planning Division
Management Planning Department
Group Audit Department
Corporate Management Department
Business Development Department
Guarantee Business Department
Marketing Department
Finance Division
Finance Department
Investor Relations Office
Public Relations Department
Coordination Department
Information Systems Division
Next Generation Systems Office
Information Systems Development Department
Information Systems Operating Department
General Affairs Department
Compliance Monitoring Department
Legal Department
Accounting Department
Personnel Division
Personnel Department
Training Department
Credit Assessment Department
Inspection Department
Loan Business Division
Loan Business Planning and Advertising Department
East Japan Contact Center
West Japan Contact Center
East Japan Loan Business Department
Kanto Loan Business Department
Tokyo Koshinetsu Loan Business Department
Chubu Loan Business Department
Kinki Loan Business Department
Chugoku-Shikoku Loan Business Department
Kyushu Loan Business Department
Credit Management Division
East Japan Counseling Center
West Japan Counseling Center
East Japan Loan Recovery Department
West Japan Loan Recovery Department
Secured Loan Management Department
Assistance Center

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-4503-6050

AIFUL Announce 53rd Unsecured Straight Bond Issues

TOKYO, March 14, 2007 - AIFUL Corporation announced its 53rd unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 53rd Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.99% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	March 14, 2007
Payment date:	March 23, 2007
Maturity date:	March 23, 2012 (5 years bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Nomura Securities Co., Ltd. Morgan Stanley Japan Securities Co., Ltd.
Trustees:	The Sumitomo Trust and Banking Co., Ltd.
Rating:	Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A-

AIFUL Corporation
Press Release

March 28, 2007

AIFUL to Establish Risk Management Committee

KYOTO — AIFUL Corporation has announced plans to establish a Risk Management Committee in April 2007, as described below. This committee, which will report directly to the Board of Directors, is expected to strengthen AIFUL's risk-management system.

1. Reasons for Establishment of Risk Management Committee

AIFUL has long considered risk management to be an important management issue. The Compliance Committee has been handling information regarding legal risks, while the Management Planning Division's Risk Management Committee and Information Management Office have been responsible for addressing potential and actual risks. In doing so, these organizations have been working cooperatively with the Investor Relations Office, the Public Relations Department, the Legal Department, and other relevant departments.

In order to firm up its risk prevention framework, AIFUL has established a new Risk Management Committee that reports directly to the Board of Directors, and given it the task of performing cross-divisional control and management of risks. This step is expected to reinforce systems for proactive measures to eliminate risks and accelerate the response if any incident may emerge, which, in turn, will contribute to increasing corporate value.

2. Responsibilities of the Risk Management Committee

(1) Regularly identify risks, study risk prevention and reduction measures, study crisis-preparedness measures

(2) Provide leadership and oversee the response in time of crisis

3. Membership of the Risk Management Committee

(1) Chairman

President and CEO

(2) Members

Chairman of the Compliance Committee, Senior General Manager of the Management Planning Division, and the directors who oversee the Compliance Monitoring Department, Legal Department, Inspection Department, General Affairs Department, and Public Relations Department.

(3) Administrative Office

A Risk Management Section will be established within the Management Planning Department to provide administrative support for the Risk Management Committee.

(4) Structure

The administrative office will compile information on risk from all divisions and departments (integrated management), will share this information with the Risk Management Committee, and support its operations. Information will be passed to the Compliance Committee as needed. Depending on the type of risk, the administrative office will cooperate with the relevant departments.

Risk-management framework


Board of Directors
Reporting
Board of Auditors
Reporting and improvements
Reporting
Discussion
Risk Management Committee
(Reports directly to the Board of Directors)
Collaboration
Compliance Committee
(Reports directly to and advises the Board of Directors)
Information Management Office
Reporting and improvements
Risk Management Section
(Risk Management Administrative Office)
Integrated risk management
Reporting and improvements
Divisions and departments

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

March 30, 2007

AIFUL Announces Results of Voluntary Retirement Offer

KYOTO — AIFUL Corporation has recently ended its offer of voluntary retirement to employees. The offer has been open for applicants since its publication on January 20, 2007. Details of the results of the offer as well as its impact on earnings are provided below.

1. Voluntary retirement offer details

(1) Number of employees to be offered voluntary retirement
  1) 100 employees in the consumer finance business (AIFUL, TRYTO, Wide, TCM, and Passkey)
  2) 200 employees in the small business loan business (City's)
  3) 100 employees in the shopping loan (*shinpan*) and credit card business (LIFE)

(2) Eligible employees
  1) Consumer finance business: Regular employees aged 40 years and older with five or more consecutive years of employment as of March 31, 2007
  2) Small business loan business: Regular employees aged 35 years and older as of March 31, 2007
  3) Shopping loan and credit card business: Regular management-level employees aged 45 years and older with 15 or more consecutive years of employment as of March 31, 2007

(3) Voluntary retirement offer period
  1) Consumer finance business: February 5, 2007 to February 16, 2007
  2) Small business loan business: February 5, 2007 to February 16, 2007
  3) Shopping loan and credit card business: March 5, 2007 to March 20, 2007

(4) Retirement date
  1) Consumer finance business: March 31, 2007
  2) Small business loan business: March 31, 2007
  3) Shopping loan and credit card business: May 31, 2007

(5) Incentive: Payment of special retirement allowance

(6) Reemployment support: Provision of reemployment support through a specialized reemployment support company for those employees who desire support

2. Voluntary retirement offer results

Number of applications
(1) Consumer finance business: 241 employees
(2) Small business loan business: 152 employees
(3) Shopping loan and credit card business: 251 employees

Note: The number of employees applying for voluntary retirement exceeded the initial offer limit, but a total of 644 employees were accepted for voluntary retirement. Additionally, the company plans to reduce about 900 employees, including region-specific and contract employees, by September 2007 through outlet consolidation and other reorganization measures.

3. Impact on earnings in fiscal 2006 (ending March 31, 2007)

The company plans to record an extraordinary loss of ¥9.5 billion in the current fiscal year ending March 31, 2007 due to the payment of special retirement allowances resulting from voluntary retirements and a reduction in region-specific employees.

The company also plans to disclose new consolidated earnings forecasts for the fiscal year ending March 31, 2007, due to a large number of uncertainties, including reorganization costs related to group reorganization and cost structure reforms.

4. Impact on earnings from fiscal 2007

Due to the reduction in personnel from voluntary retirements and reorganization, the company expects to reduce personnel costs by about ¥8.1 billion annually from fiscal 2007.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

April 2, 2007

AIFUL Announces New Corporate Philosophy

KYOTO — AIFUL Corporation, responding to the administrative penalties it received in April 2006, has reviewed its existing systems and implemented measures to prevent further violation of laws or regulations. The company's efforts to establish a strong compliance structure have included steps such as the revision of business regulations, systems, internal management systems, employee training, and personnel and organizational structures.

Additionally, in an effort to become an entity trusted by the public, AIFUL has updated its corporate philosophy, beginning with the management philosophy, after a process of gathering and integrating the opinions of all employees, from the president to entry level workers. This has been undertaken with the assistance of Nakajima Transactional Law Office. The new corporate philosophy is described below.

1. New Corporate Philosophy Framework

AIFUL's new corporate philosophy is comprised of four components: (1) the Management Philosophy, which is at the pinnacle and supported by the others; (2) the Four Cornerstones, which serve as guidelines for conscience; (3) 10 Point Code of Conduct, which are guidelines for conduct; and (4) the Core Employee Values, which are concrete points that make up the appropriate employee mindset.



Management Philosophy
Conscience Guidelines
Four Cornerstones
Mindset
Core Employee Values
Conduct Guidelines
10 Point Code of Conduct

2. Corporate Philosophy

1) Management Philosophy

Earn the support of the public with sincerity and hard work.

AIFUL's management philosophy represents the ultimate objective for its work as a company and provides intellectual support for its employees as they perform their jobs. The previous philosophy was limited to the phrase, "Win the good favor of society." The addition of "with sincerity and hard work" clarifies the method for earning the support of the public.

2) Four Cornerstones

Sincerity **Hard work** **Trust** **Gratitude**

The four cornerstones support AIFUL's management philosophy as guidelines for conscience. They form the foundation for the mindset necessary to realize the goal set out in its corporate philosophy and are embodied in employees' conduct.

3) Core Employee Values

AIFUL Group Core Employee Values

As AIFUL Group Employees, we will embrace these values with independence and discipline, the two most fundamental guidelines. We acknowledge the following as common priorities shared among by AIFUL Group employees.

- Independence
  Do not rely on others — think independently, act independently.
- Discipline
  Always remain aware that you are a member of society and this organization — strictly follow regulations.
- Ambition
  Always stay motivated to improve yourself and actively take on new challenges.
- Creativity
  Avoid stereotyping and enhance your work through creative solutions.
- Cooperative spirit
  Leverage the organization's competencies through collaboration and cooperation.
- Numerical awareness
  Appraise the facts using numerical data and make objective decisions.

The Core Employee Values represent the mindset employees should embrace when carrying out their jobs. AIFUL has established these six components of the expected employee mindset in order to help employees maintain a strong awareness of compliance while also thinking and acting independently.

4) 10 Point Code of Conduct

AIFUL's 10 Point Code of Conduct

As AIFUL employees, we shall conduct ourselves in strict accordance with the following code of conduct. We pledge to do our utmost to earn the trust of the public.

1. Customer first policy
The customer is our number-one priority — we will strive to provide appropriate services that offer customers peace of mind.
2. Accountability to customers
We will clearly and concisely explain the details and conditions related to our products and transactions to customers.
3. Respect views both inside and outside the company
We will humbly listen to the opinions of customers, members of the public, and shareholders as well as our colleagues within the company, and apply their views to the benefit of the company.
4. Legal compliance
We pledge to act in accordance with laws, company rules and regulations, and the standards of public decency.
5. Contribution to society
We will delight in contributing to the betterment of society through our work.
6. Information disclosure
We will accurately and expediently disclose information on our corporate activities to shareholders, investors and society as a whole.
7. Building a fulfilling workplace
We will create a workplace that provides a sense of purpose by respecting our co-workers as individuals and working to continue our own personal development.
8. Commitment to shareholders
We will meet the expectations of our shareholders and strive to increase corporate value.
9. Sound corporate activities
We will have no relationship with antisocial forces of any kind.
10. Group compliance
We will do out utmost to build an AIFUL Group that is respected by customers and society as a whole.

The 10 Point Code of Conduct represents AIFUL's commitment to customers, the public, shareholders and employees, and is a pledge to adhere to these conduct guidelines as the company strives to realize its corporate philosophy. As members of a socially responsible corporation, all AIFUL Group employees are determined to follow this code of conduct.

Based on the corporate philosophy outlined above, AIFUL will continue to carry out earnest reform and work harder than ever before to become a company worthy of trust from all stakeholders.

AIFUL Corporation	
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

May 2, 2007

Revision to Full-term Earnings Forecast

KYOTO — In view of recent trends in performance, AIFUL announced today the following changes to its forecasts for the fiscal year ended March 31, 2007 (April 1, 2006 to March 31, 2007), which were released on November 7, 2006.

1. Revision to full-term earnings forecast (April 1, 2006 to March 31, 2007)

(1) Consolidated (Units: ¥ million)

	Operating revenue	Ordinary income	Net income
Previous forecast (A)	508,714	20,000	△185,476
Revised forecast (B)	499,000	△163,000	△411,200
Change (B - A)	△9,714	△183,000	△225,724
Percentage change (%)	△1.9	–	–
Reference: Results for previous fiscal year (ended March 31, 2006)	549,547	126,964	65,827

(2) Non-consolidated (Units: ¥ million)

	Operating revenue	Ordinary income	Net income
Previous forecast (A)	305,864	12,500	△163,442
Revised forecast (B)	300,700	△101,200	△359,300
Change (B - A)	△5,164	△113,700	△195,858
Percentage change (%)	△1.7	–	–
Reference: Results for previous fiscal year (ended March 31, 2006)	343,515	94,632	50,381

2. Reasons for revisions to full-term earnings forecast

(1) Non-consolidated forecasts

AIFUL anticipates that its interest on loans will be lower than initial forests as a result of recent trends in performance and evolving social conditions. In addition, additional expenses of ¥90,000 million in transfers to the allowance for losses on interest repayments and reserves for bad debts in response to an increase in interest repayments will be posted to operating expenses. This is expected to bring the allowance for losses on interest repayments to ¥290,000 million at the end of the fiscal year ended March 31, 2007. Further, as announced in the January 20 release, "AIFUL Group Announces Reorganization and Cost Structure Reform," restructuring costs of ¥13,000 million, composed of lump-sum retirement annuities and losses on branch closings, will be posted as an extraordinary loss. Finally, in anticipation of management integration with consumer finance subsidiaries TRYTO Corporation, Wide Corporation, TCM, and Passkey Co., Ltd. in the fiscal year ending March 31, 2009, AIFUL will post ¥46,000 million in transfers to the reserve for losses on liquidation of subsidiaries and ¥22,000 million in impairment losses on subsidiaries as extraordinary losses.

The above factors necessitate revisions to the company's full-term earnings forecast.

(2) Consolidated forecasts

As with the revisions to non-consolidated forecasts, recent trends in the performance of group companies and lower than planned interest on loans as a result of evolving social conditions will influence performance. Together with this, TRYTO Corporation, Wide Corporation, TCM Co., Ltd, Passkey Co., Ltd., credit card subsidiary LIFE Co., Ltd., and business loan subsidiary City's will post ¥44,500 million in transfers to the allowance for losses on interest repayments and reserves for bad debts in response to an increase in interest repayments to operating expenses. This will bring the consolidated allowance for losses on interest repayments to ¥362,600 million at March 31, 2007. Further, as announced in the January 20 release, "AIFUL Group Announces Reorganization and Cost Structure Reform," restructuring costs of ¥14,000 million, composed of lump-sum retirement annuities and losses on branch closings, will be posted as extraordinary losses. A lump-sum write-off of the amortization costs of TRYTO Corporation and Wide Corporation in the amount of ¥4,400 million will also be posted as an extraordinary loss. Finally, in accordance with the Amendments to Money-lending Business Restriction Law, ¥10,000 million in deferred tax assets of LIFE Co., Ltd. is anticipated to be reversed.

As a result of the above, forecasts of consolidated operating revenue, ordinary income, and net income have been revised downward.

3. Dividend forecast

No change to year-end dividends is anticipated.

The above forecasts of performance are based on the best information available on the date of publication. It is possible that actual performance may differ from forecast values as a result of various factors.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

May 21, 2007

AIFUL Issues New Update on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation has issued a new update on its efforts to strengthen its compliance structure and revise its internal regulations, systems, organizations and employee education programs in efforts to prevent recurrence of any legal violations. The progress that AIFUL has made since the previous announcement on January 31, 2007 is summarized below. Underlined texts indicate the new initiatives and their current status.

1. Revision of Corporate Philosophy and Organizational Restructuring

AIFUL has revised its corporate philosophy, beginning with its management philosophy, in order to become a company that is truly trusted by society.

Since April 2007, AIFUL has been operating under a new ethical framework with the management philosophy, "Earn the support of the public with sincerity and hard work" at the pinnacle. This philosophy is supported by the Four Cornerstones, which serve as guidelines for conscience; the 10 Point Code of Conduct, which lays out guidelines for conduct; and the Core Employee Values, which are concrete points that make up the appropriate employee mindset.

Based on the new corporate philosophy, AIFUL will strive even harder than in the past, pushing ahead with reform in order to become a company that can earn the trust of everyone.

2. Establishment of Risk Management Committee

In April 2007, AIFUL established the Risk Management Committee as a body reporting directly to the Board of Directors and chaired by the President and CEO. The Committee is tasked with strengthening the structure for avoiding risk and responding promptly if a crisis does occur. It employs a cross-sectional approach to the monitoring and management of risk and seeks to further reinforce the risk management framework, thus helping to increase corporate value.

3. Revision of Internal Regulations

AIFUL has made its internal rules even more rigorous, tightening up its regulations relating to loan and agreement practices and debt collection practices. Specific steps taken include:

- Changes to telephone calling regulations
- Review of credit assessment procedures

- Formulation of the Loans Code of Conduct to clarify prohibited practices when concluding loans and agreements
- Tightening of age limitations on loans
- Introduction of approval by Credit Assessment Department for flow of operations in reissue of credit cards
- Tightening of the screening criteria for home equity loans and small business loans
- Total abolition of letters of attorney for obtaining documents from government offices
- Tightening of the rules when providing product information to customers
- Tightening of rules on telephone calls and dispatch of debt collection documents.

4. System Construction

AIFUL has built the system described below, adhering to the customer-first principle.

Omitted display of telephone number in work telephone number column
In order to eliminate telephone calls placed accidentally to the workplaces of customers, work telephone numbers are no longer displayed on terminals for the management of debt collection.

Recording progress of negotiations
AIFUL has rebuilt its system for inputting the progress of negotiations with the aim of improving accuracy, such as by expanding the number of input characters.

5. Thorough Employee Guidance and Training

In addition to its focus on customers, AIFUL has been making even more exhaustive efforts in employee guidance and training, including those outlined below, in order to foster a corporate culture that values compliance even more.

Strengthening of telephone service monitoring for specialist debt collection departments
AIFUL has increased the frequency with which it monitors telephone services in the loan recovery departments and counseling centers, which specialize in debt collection operations. The company monitored a total of 104,255 calls involving 1,408 employees between April 2006 and March 2007.

Moreover, AIFUL has introduced IC recorders for monitoring at all of its outlets, and has monitored 6,435 employees in telephone conversations with customers between November 2006 and March 2007 in efforts to raise the quality of telephone services. Looking ahead, AIFUL will continue working to achieve higher quality customer service as well as total compliance.

Held compliance training sessions at all branches
From May 8 to 10, 2006, AIFUL ran training sessions for all employees to raise awareness about legal compliance. In addition, since July, the company has designated

the fifth business day of each month as a compliance day when all employees participate in training sessions with standardized content.

In addition, from April 2006 to March 2007, AIFUL conducted 711 training sessions on compliance and legal matters by branch managers, section chiefs, and the Loan Business Advertising Department.

Introduced new qualification system to ensure complete penetration of a compliance mindset

In addition to making successful completion of the Laws and Regulations Manager Certification (in-house certification), Compliance Officer Certification and the Personal Information Protection Officer Certification (external certifications) a condition of promotion to management posts, AIFUL has made the attainment of these qualifications compulsory for all current managers.

In the current fiscal year, employees sat for the Compliance Officer Certification and the Personal Information Protection Officer Certification on September 10, 2006 — 1,680 employees passed the Compliance Officer Certification and 1,512 employees passed the Personal Information Protection Officer Certification.

Moreover, in March 2007, AIFUL introduced a Laws and Regulations Manager Certification (an in-house certification program), which mainly covered Japan's revised Money Lending Business Control and Regulation Law, data handling, and in-house regulations. Eligible for the certification are assistant branch managers (section chiefs), supervisors, and all employees at loan office leader level and above — 1,225 employees passed and were certified.

Introduced operations manager system

AIFUL has introduced Operations Manager Certification (in-house certification) for employees at all branches and call centers who have contact with customers through loan and debt collection services with the aim of ensuring they acquire the necessary legal knowledge and business expertise for each service conducted.

As a result of introducing the Credit Product Handling Operations Certification, the Secured Product Handling Operations Certification, and the Counseling Operations Certification for loan office employees, and the Counseling Operations Certification and the Inbound Operations Certification for employees in specialist debt collection departments and counseling centers in February 2007, a total of 5,704 employees had obtained one of these qualifications as of March 31, 2007.

Implementation of in-house counseling education

AIFUL has introduced training on a trial basis for staff working in debt collection departments. The aim is to enable employees to go beyond mere debt collection duties to also give money management counseling and help resolve customer issues.

AIFUL's Training Department and an outside consulting company jointly formulated a training curriculum, and carried out training at the departments specializing in debt collection in East and West Japan. A "test team" of employees who have undergone training has been inaugurated to implement customer service in accordance with the substance of the training.

Preparations are currently underway for the company-wide introduction of the curriculum in June 2007, following enhancements based on the results from the examination of the outcomes of the "test team."

Issued AIFUL Group Handbook
AIFUL prepared the AIFUL Group Handbook and distributed it to Group employees on August 31, 2006 in order to facilitate even deeper understanding and awareness by individuals that they must conduct themselves in a worthy manner as employees of the AIFUL Group. The Handbook also emphasizes compliance and the customer-first principle.

6. Strengthening and Expansion of In-house Checking Structures

Reviewed and strengthened Inspection Department structures
AIFUL has revised all the inspection requirements for the Inspection Department by better aligning the items for inspection with the key categories of Financial Services Agency inspections since April 1, 2006. At the same time, the number of personnel in the Inspection Department has been increased by 25, creating an organization with 61 members of staff that has been carrying out regular inspections. As a result of these changes, the regular inspection cycle for all branches, which was previously 12 months, has been shortened to six months.

Between October 2006 and March 2007, AIFUL carried out regular inspections under a reinforced audit system, taking into consideration the laws applicable to the industry overall and the detection of illegalities based on the results of the inspections carried out in the first half of last year. All of the target 494 inspections were completed.

Revised procedures for on-site checks of offices by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department
AIFUL has revised the on-site checklist managed by the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department in order to strengthen the checking system related to compliance for loan offices.

Between October 2006 and March 2007, the Loan Business Department Manager and the Support Section of the Loan Business Advertising Department completed on-site checks on all of the 108 branch groups that were targeted.

Note: Branch group refers generally to the staffed and unstaffed branches in an area, which are managed overall by a branch.

Revised system of branch checking by branch managers and assistant branch managers
Legal Compliance Checks by branch managers and assistant branch managers had been conducted in six-month cycles, but the company has accelerated the checking cycle to three months as well as revising the checks relating to compliance.

Between October 2006 and March 2007, AIFUL conducted two on-site checks at all 433 loan offices.

Monitoring and checking functions for branches
The 476 staffed branches as of April 1, 2006 were reduced to 101 branches as of April 1, 2007 through closures and amalgamations. AIFUL has appointed a permanent branch manager and assistant branch manager to be the responsible parties at each of the 101 branches, strengthening the monitoring and checking functions for employees compared with the past.

Moreover, AIFUL is allocating a Compliance Officer to all departments starting in May 2007 in a new strategy that aims to correct and improve shortcomings and strengthen the self-rectification function within each department.

7. Enhancement of Compliance Structures

Compliance audit implemented by external organization
AIFUL has concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) for the period from July 2006 to the end of March 2007. Mr. Nakajima has an extensive track record in the fields of compliance and corporate crisis management, and AIFUL is receiving advice and support aimed at preventing any recurrence of the company's legal violations and establishing solid compliance structures.

In addition, AFIUL requested a consulting company to undertake an internal audit, which that company has now completed, identifying issues relating to a variety of areas such as organization and structures, human resources, and corporate culture.

AIFUL has decided to continue the consulting agreement with Nakajima Transactional Law Office until March 31, 2008 in order to further consolidate the compliance structure.

8. Revision of Personnel Evaluation System

Elimination of excessively target-driven management system
The company-wide target management system based on performance targets was eliminated at all loan offices and call centers as of April 2006.

Added requirements for appointment to assistant branch manager and leader positions
The company has added acquisition of the qualification for a Lending Operations Manager specified in the Money Lending Business Restriction Law to the requirements for appointment as assistant branch manager, supervisor and leader.

As of December 31, 2006, 2,462 employees had passed the Lending Operations Manager examination. This is an increase of 867 employees compared with the end of June 2006.

9. Establishment of Other Internal Structures

Complete centralization of debt recovery operations
AIFUL completed the full centralization of all debt recovery operations with the aim of preventing problems and ensuring thorough compliance in April 2006.

Implementation of compliance commendations
The company has set up Inspection Commendations as a system to commend departments that have an outstanding track record on compliance, with the aim of facilitating the establishment of a corporate culture that prioritizes compliance with laws and regulations.

Looking to the future, AIFUL will continue to be united in efforts to establish a firm compliance structure, and will also continue to report on the status of progress of these revisions.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

RECEIVED
2007 OCT 19 P 1:25

May 21, 2007

AIFUL Announces Reform of Management Framework and Transfer of Directors

KYOTO — AIFUL Corporation announced today that its Board of Directors resolved at its May 21 meeting to implement reform of the company's management framework and transfers of directors following the ordinary general meeting of shareholders scheduled to be convened on June 27, 2007, in order to respond promptly and properly to changes in the business environment.

1. Date of implementation

AIFUL will implement the measures after the formal resolution by the Board of Directors and the Board of Auditors following the 30th ordinary general meeting shareholders scheduled to be convened on June 27, 2007 and the close of the general meeting of shareholders.

2. Reforms to the management framework

(a) Reduction in the number of directors

AIFUL will reduce the number of directors in order to accelerate management decision-making and to strengthen the management functions of the Board of Directors.
(The current number of 20 or fewer directors will be changed to 11 or fewer directors.)

(b) Introduction of executive officer system

AIFUL will adopt an executive officer system with the objectives of accelerating business execution functions and clarifying authority and responsibility. Executive officers will be appointed by the Board of Directors to be in charge of executing operations with authority delegated by the Board of Directors and the representative director. The term of appointment for executive officers shall be one year.

3. Transfers of Directors

(1) New appointment (candidate)

Name	New position
Kazuyuki Isono	Director (part-time) (Currently President of LIFE Co., Ltd.)

(2) Directors scheduled to be retired

Name	Current position
Yasutaka Fukuda	Director Deputy-General Manager, Finance Division * Scheduled to be appointed as an executive officer
Yoshimasa Nishimura	Director, President, AsTry Loan Services Corporation
Koji Imada	Director
Kazumitsu Oishi	Director Senior General Manager, Loan Business Division * Scheduled to be appointed as an executive officer

Kazuyoshi Wakamatsu	Director President, City's Corporation President, City Green Corporation
Yasuo Hotta	Director overseeing Accounting Department * Scheduled to be appointed as an executive officer
Akira Takami	Director overseeing Business Development Department, Guarantee Business Department and Marketing Department General Manager, Business Development Department President, AGM Research Institute Co., Ltd. * Scheduled to be appointed as an executive officer
Tsuguo Nakagawa	Director Senior General Manager, Credit Management Division * Scheduled to be appointed as an executive officer

AsTry Loan Services Corporation, City's Corporation and AGM Research Institute are AIFUL subsidiaries. City Green Corporation is a holding company of City's Corporation.

(3) Change in Directors' responsibilities

Name	New position	Former position
Yoshitaka Fukuda	President and CEO Representative Director, President and Executive Officer Chairman, Risk Management Committee	President and CEO Representative Director Chairman, Risk Management Committee
Taichi Kawakita	First Executive Officer Representative Director Chairman, Compliance Committee overseeing Loan Business Division and Credit Management Division	Senior Managing Director Representative Director Chairman, Compliance Committee overseeing Credit Assessment Department and Inspection Department
Shintaro Hashima	Director Senior Executive Officer overseeing General Affairs Department and Legal Department	Managing Director overseeing General Affairs Department and Legal Department
Tsuneo Sakai	Director Senior Executive Officer overseeing Public Relations Department, Coordination Department, and Investor Relations Office General Manager, Investor Relations Office	Managing Director overseeing Public Relations Department, Coordination Department, and Investor Relations Office General Manager, Investor Relations Office
Nobuyuki Wakuta	Director Senior Executive Officer Senior General Manager, Management Planning Division	Managing Director Senior General Manager, Management Planning Division
Yoshinobu Takaishi	Director Senior Executive Officer Senior General Manager, Finance Division	Managing Director Senior General Manager, Finance Division

Masami Munetake	Director Executive Officer Senior General Manager, Personnel Division	Director Senior General Manager, Personnel Division
Masayuki Sato	Director Senior Managing Director, LIFE Co., Ltd. Senior Managing Director Representative Director, Sumishin LIFE Co., Ltd.	Director Senior Managing Director, LIFE Co., Ltd. Senior Managing Director Representative Director, Sumishin LIFE Co., Ltd.
Hiroshi Abe	Director Executive Officer Senior General Manager, Information Systems Division concurrently overseeing Compliance Monitoring Department	Director Senior General Manager, Information Systems Division concurrently overseeing Compliance Monitoring Department

LIFE is an AIFUL subsidiary. Sumishin LIFE is AIFUL's affiliate.

(4) New Corporate Auditor (candidate)

Name	New position
Norio Onishi	Standing Corporate Auditor (Currently Managing Director, First Credit Corp.)

(5) Substitute Corporate Auditor (candidate)

Name	New position
Kunio Takahashi	Substitute Corporate Auditor (Currently Standing Corporate Auditor, LIFE Co., Ltd.)

(6) Corporate Auditor scheduled to be retired

Name	Current position
Yoshitaka Ebisuzaki	Standing Corporate Auditor

Retirement based on the termination of the term.

(7) Executive Officers (candidates)

Name	New position	Current position
Yasutaka Fukuda	Executive Officer Deputy-General Manager, Finance Division	Director Deputy-General Manager, Finance Division
Kazumitsu Oishi	Executive Officer Senior General Manager, Loan Business Division	Director Senior General Manager, Loan Business Division
Yasuo Hotta	Executive Officer overseeing Accounting Department	Director overseeing Accounting Department
Akira Takami	Executive Officer overseeing Business Development Department, Guarantee Business Department and Marketing Department General Manager, Business	Director overseeing Business Development Department, Guarantee Business Department and Marketing Department General Manager, Business Development Department

	Development Department	
Tsuguo Nakagawa	Executive Officer Senior General Manager, Credit Management Division	Director Senior General Manager, Credit Management Division
Yasuo Shiozawa	Executive Officer overseeing Corporate Management Department, and Group Audit Department General Manager, Corporate Management Department General Manager, Group Audit Department	General Manager, Corporate Management Department General Manager, Group Audit Department
Isao Okada	Executive Officer Deputy General Manager, Information Systems Division General Manager, Information Systems Development Department	Deputy General Manager, Information Systems Division General Manager, Information Systems Development Department
Minoru Kobayashi	Executive Officer overseeing Coordination Department General Manager, Coordination Department	General Manager, Coordination Department
Itaru Sato	Executive Officer overseeing Credit Assessment Department, and Inspection Department General Manager, Credit Assessment Department	General Manager, Credit Assessment Department

Reference:
Directors, Corporate Auditors, Executive Officers (effective as of June 27, 2007)

Name	Director	Executive Officer	Responsibility	Current position
Yoshitaka Fukuda	Representative Director	President and Executive Officer	Chairman, Risk Management Committee	President and CEO Representative Director
Taichi Kawakita	Representative Director	First Executive Officer	Chairman, Compliance Committee concurrently overseeing Loan Business Division, and Credit Management Division	Senior Managing Director Representative Director
Shintaro Hashima	Director	Senior Executive Officer	Overseeing General Affairs Department and Legal Department	Managing Director
Tsuneo Sakai	Director	Senior Executive Officer	Overseeing Public Relations Department, Coordination Department, and Investor Relations Office General Manager, Investor Relations Office	Managing Director

Nobuyuki Wakuta	Director	Senior Executive Officer	Senior General Manager, Management Planning Division	Managing Director
Yoshinobu Takaishi	Director	Senior Executive Officer	Senior General Manager, Finance Division	Managing Director
Masami Munetake	Director	Executive Officer	Senior General Manager, Personnel Division	Director
Masayuki Sato	Director	-	-	Director
Hiroshi Abe	Director	Executive Officer	Senior General Manager, Information Systems Division concurrently overseeing Compliance Monitoring Department	Director
Kazuyuki Isono	Director	-	-	-
Masanobu Hidaka	Standing Corporate Auditor	-	-	Standing Corporate Auditor
Sadayuki Matsuoka	Standing Corporate Auditor	-	-	Standing Corporate Auditor
Norio Onishi	Standing Corporate Auditor	-	-	-
Yoshinobu Azuma	Corporate Auditor	-	-	Corporate Auditor
Yasutaka Fukuda	-	Executive Officer	Deputy-General Manager, Finance Division	Director
Kazumitsu Oishi	-	Executive Officer	Senior General Manager, Loan Business Division	Director
Yasuo Hotta	-	Executive Officer	Overseeing Accounting Department	Director
Akira Takami	-	Executive Officer	Overseeing Business Development Department, Guarantee Business Department, and Marketing Department General Manager, Business Development Department	Director
Tsuguo Nakagawa	-	Executive Officer	Senior General Manager, Credit Management Division	Director

Yasuo Shiozawa	-	Executive Officer	Overseeing Corporate Management Department, Group Audit Department General Manager, Corporate Management Department General Manager, Group Audit Department	General Manager, Corporate Management Department General Manager, Group Audit Department
Isao Okada	-	Executive Officer	Deputy General Manager, Information Systems Division General Manager, Information Systems Development Department	Deputy General Manager, Information Systems Division General Manager, Information Systems Development Department
Minoru Kobayashi	-	Executive Officer	Overseeing Coordination Department General Manager, Coordination Department	General Manager, Coordination Department
Itaru Sato	-	Executive Officer	Overseeing Credit Assessment Department and Inspection Department General Manager, Credit Assessment Department	General Manager, Credit Assessment Department

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

President: Yoshitaka Fukuda

Stock code: 8515

Exchanges: TSE 1st Section; OSE 1st Section

Fiscal year: Ending March 31

Inquiries: Kenichi Kayama, General Manager, Public Relations Department

Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

May 31, 2007

AIFUL Announces Reduction in Maximum Lending Interest Rate

KYOTO — AIFUL Corporation announced today that it has decided to reduce the maximum lending interest rate for customers who take out a new loan agreement with the company on or after August 1, 2007 as follows:

1. Details of Maximum Lending Interest Rate Reduction

AIFUL will apply the lending interest rates in the table below to customers who take out a new loan agreement with the company on or after August 1, 2007. The new maximum lending interest rate applies to unsecured consumer loans, home equity loans, and small business loan products.

Loan agreement limit	Maximum lending interest rate (Effective annual interest rate)
Less than 100,000 yen	20.0%
100,000 yen – less than 1 million yen	18.0%
1 million yen and higher	15.0%

2. Objective of Reduction in Maximum Lending Interest Rate

AIFUL has been carrying out management reforms which include organizational restructuring and the recruitment of voluntary retirees in order to ensure it can promptly deliver low cost products that are more secure and reliable for customers. Accompanying these management reforms, AIFUL has decided to reduce the maximum lending interest rate based on the conviction that a corporate structure which is compliant with Japan's new Money Lending Business Control and Regulation Law will lead to increased corporate value.

3. Eligible Customers

Customers who take out a new loan agreement on or after August 1, 2007.
Customers with an existing loan agreement who are able to take out an agreement under the new lending criteria.

4. Impact on Financial Results

The impact on the financial results for the current fiscal year will be negligible, and there are no changes to results forecasts.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

(TRANSLATION)

ARTICLES OF INCORPORATION

(TRANSLATION)

ARTICLES OF INCORPORATION
OF
AIFUL CORPORATION

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Corporate Name)*

The name of the Company shall be AIFURU KABUSHIKI KAISHA, and in English, AIFUL CORPORATION.

Article 2. *(Purposes)*

The purposes of the Company shall be to engage in the following businesses:

(1) Finance and loan agency business;

(2) Sale, purchase, lease, brokerage, mediation and management of real estate;

(3) Appraisal business of real estate;

(4) Operation of restaurants, karaoke box, amusement facilities, sports facilities, culture schools, accommodation facilities, wedding halls, funeral and festival halls, parking lots, hospitals, car washes and play-guides;

(5) Operation of various schools relating to performing art, fashion, music, tea ceremony and floral art, cooking, languages, computer, hairdressing and beauty culture;

(6) Education business to train and cultivate personnel to be engaged in commercial and industrial design;

(7) Operating of various schools to train acupuncturists, moxa cautery therapists and massagers;

(8) Issuance and sale of prepaid cards under the Law concerning Regulations on Prepaid Cards, Etc.;

(9) Acceptance of entrustment of the business set forth in Item 8 above;

(10) Advertising and publicity business using the prepaid cards set forth in Item 8 above;

(11) Management and operation of computer systems and buildings therefor;

(12) Development and sale of computer software;

(13) Processing and provision of information through computer systems;

(14) Investigation, research and development concerning card system and data-processing system;

(15) Sale, maintenance and lease of card system apparatus and data-processing card system apparatus;

(16) Consultant business on card technology and data-processing system technology;

(17) Sale of information card with built-in integrated circuit and reading machine thereof;

(18) Sale, rental and lease of peripherals incidental to Items 11 through 17 above;

(19) Investigation, education and consultation incidental to Items 11 through 17 above;

(20) Connecting agency with the Internet;

(21) Establishment of shopping mall on the Internet;

(22) Sale of Internet homepage searching software;

(23) Design, development, operation and maintenance of shopping system using the Internet and other network;

(24) Internet server intermediary business;

(25) Planning and design of Internet homepage;

(26) Various database services using the Internet;

(27) Domestic and international fax transmitting services using the Internet;

(28) Acceptance of entrustment of planning, design and operation of information system and communication network using the Internet;

(29) Advertisement business on the Internet;

(30) Electronic commerce business on the Internet;

(31) Database services using computers and their communication network, data processing and planning, development, sale and lease of hardware and software for services;

(32) Type II telecommunications businesses under the Telecommunications Business Law;

(33) Value-added information communications network and providing thereof for a consideration under the Telecommunications Business Law;

(34) Agency business for communications enterprisers pursuant to the Telecommunications Business Law;

(35) Operation of the mobile communications business;

(36) Investigation and research in respect of mobile communications techniques;

(37) Acceptance of entrustment of investigation and research in respect of mobile communications market;

(38) Intermediary and agency business for moneylenders by use of telecommunication equipment;

(39) Intermediary and agency business for mediation of sales in installment by use of telecommunication equipment;

(40) Enforcement, use, granting license to use, maintenance and management of intellectual rights (copyrights and merchandising rights, etc.);

(41) Construction and repair of medical facilities and acceptance of entrustment of cleaning business;

(42) Management of parking lots of hospitals and clinics;

(43) General security business;

(44) Contracting of gardening and tree-planting business;

(45) Travel agency business;

(46) Home delivery business;

(47) Motor truck carrier business and forwarding business;

(48) Warehousing business;

(49) Lease of land and buildings, facilities and instruments for warehouses and office appliances;

(50) Production, processing, sale and mediation of various membership cards and magnetic cards;

(51) Sale and mediation business of office appliances;

(52) Laundry business;

(53) Contracting of investigation, planning, design and management of land formation, local development, city development and environmental maintenance;

(54) Collecting agency business;

(55) Planning, production, sale and lease of motion pictures, music and publications;

(56) Mail-order selling through catalogues;

(57) General leasing business;

(58) Sale, purchase and import and export of antiques;

(59) Factoring business;

(60) Mediation for sales in installment;

(61) Life insurance solicitation business;

(62) Insurance agency of the non-life insurance and the insurance under the Automobile Liability Insurance Law;

(63) Investigation of creditworthiness;

(64) Giving of guarantees;

(65) Acceptance of entrustment of surveys and research relating to finance, economics, politics, society, and industry, etc.;

(66) Management consultant business;

(67) Mediation of corporate mergers and collaboration in technique, sales, production, etc;

(68) Sub-contracting of accounting and labor matters of corporations;

(69) Labor dispatching business;

(70) Contracting of business training for various corporations and organizations;

(71) Entrustment business of securities investment trust;

(72) Holding, transaction and investment of securities;

(73) Investment and management of properties of investment partnership;

(74) Foreign exchange business;

(75) Sale, import and export of shipping, aircraft, vehicles, household electric appliances, video-software, compact discs for music and picture, game-software, computer related equipment, picture apparatus such as video and television, communication apparatus, educational equipment, office appliances, medical appliances, apparatus used to care, sports instruments, health instruments, air-conditioning apparatus, lighting apparatus, cooking equipment, furniture, interior decorations, haberdashery goods, daily goods, foods, cooling beverages, liquor, perishable foods, processed foodstuffs, flatware, glassware and ceramic ware, clothing and textiles, pharmaceuticals, quasi pharmaceuticals, cosmetics, books, publications, toys, rubber and leather goods, optical instruments, clocks, jewellery, precious metals, paintings and calligraphic works, artistic handicrafts, natural plants, natural flowers and artificial flowers; and

(76) Any and all businesses incidental to each of the preceding items.

Article 3. *(Location of Head Office)*

The head office of the Company shall be located in Kyoto-shi.

Article 4. *(Method of Giving Public Notice)*

Public notice of the Company shall be given in the *Nihon Keizai Shimbun.*

CHAPTER II

SHARES

Article 5. *(Total Number of Shares Authorized to be Issued)*

The total number of shares authorized to be issued by the Company shall be five hundred sixty eight million one hundred forty thousand (568,140,000) shares.

Article 6. *(Issuance of Share Certificates)*

The Company shall issue share certificates representing its issued shares.

Article 7. *(Number of Shares Constituting One Unit and Non-issuance of Share Certificates Representing Shares Constituting Less Than One Unit)*

1. Number of shares of the Company constituting one (1) unit shall be fifty (50).

2. Notwithstanding the preceding article, the Company shall not issue any share certificates for any shares constituting less than one (1) unit, unless otherwise provided for by the Share Handling Regulations of the Company.

Article 8. *(Transfer Agent)*

1. The Company shall appoint a transfer agent.

2. The transfer agent and its handling office(s) shall be determined by a resolution of the Board of Directors.

3. The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of share acquisition rights and the register of lost share certificates of the Company and any other matters related to the register of shareholders, the register of share acquisition rights and the register of lost share certificates of the Company shall be entrusted to the transfer agent, and the Company shall not handle such affairs.

Article 9. *(Share Handling Regulations)*

Handling business and handling fees related to shares of the Company shall be subject to the Share Handling Regulations determined by the Board of Directors, in addition to laws, ordinances and these Articles of Incorporation.

Article 10. *(Rights of Shares Constituting Less Than One Unit)*

A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) of the Company who holds shares constituting less than one (1) unit may not exercise any rights, except for the following rights, with respect to such shares constituting less than one (1) unit.

(1) The rights set forth in each item of Article 189, Paragraph 2 of the Company Law;

(2) The right set forth in Article 166, Paragraph 1 of the Company Law;

(3) The right to receive an allotment of offered shares and offered share acquisition rights in proportion to the number of shares held; and

(4) The right set forth in the immediately following article.

Article 11. *(Request for Sale of Shares Constituting Less Than One Unit)*

A shareholder holding shares constituting less than one (1) unit may request the Company to sell to the shareholder such number of shares which will, when aggregated with the shares constituting less than one (1) unit held by such shareholder, constitute one unit of shares in accordance with the provisions of the Share Handling Regulations.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 12. *(Time of Convocation)*

An ordinary general meeting of shareholders of the Company shall be held in June every year, and an extraordinary general meeting of shareholders shall be held from time to time whenever necessary.

Article 13. *(Record Date of Ordinary General Meetings of Shareholders)*

The record date of voting rights of the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

Article 14. *(Person Authorized to Convene Meetings and Chairman thereof)*

A general meeting of shareholders shall be convened by the President and Director and he/she shall act as chairman thereat. When the President and Director is unable to act as such, one of the other Directors selected in accordance with the order of priority previously determined by the Board of Directors shall take his/her place.

Article 15. *(Disclosure through the Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)*

In convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the ordinances of the Ministry of Justice.

Article 16. *(Conditions of Adopting Resolutions)*

1. Unless otherwise provided for by laws, ordinances and these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the votes made by the shareholders present thereat who are entitled to exercise voting rights.

2. Resolutions of general meetings of shareholders to be adopted pursuant to Article 309, Paragraph 2 of the Company Law, shall be adopted by a majority of not less than two-thirds (2/3) of the votes made by the shareholders present thereat who hold not less than one-third (1/3) of the votes of all shareholders entitled to exercise voting rights.

Article 17. *(Exercise of Voting Rights through Proxy)*

A shareholder may exercise its voting rights through one (1) proxy who is also a shareholder of the Company having voting rights. In this case, such shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 18. *(Number)*

The Company shall have not more than eleven (11) Directors.

Article 19. *(Election)*

1. The Directors shall be elected at a general meeting of shareholders.

2. A resolution for the election of Directors shall be adopted by a majority of the votes made by the shareholders present thereat who hold not less than one-third (1/3) of the voting rights of the all shareholders entitled to exercise voting rights.

3. No cumulative voting shall be used for the election of Directors.

Article 20. *(Term of Office)*

The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year after their election.

Article 21. *(Establishment of Board of Directors)*

The Company shall have a Board of Directors.

Article 22. *(Representative Directors and Directors with Special Titles)*

1. The Board of Directors shall appoint one (1) or more Representative Directors from among Directors.

2. The Board of Directors may, by its resolution, appoint from among Directors one Chairman and Director, one President and Director, and one or more Vice President and Directors, Senior Managing Directors and Managing Directors.

Article 23. *(Person Authorized to Convene Meetings of Board of Directors and Chairman thereof)*

Unless otherwise provided for by laws and ordinances, a meeting of the Board of Directors shall be convened by the President and Director and he/she shall act as chairman thereat. When the office of President and Director is vacant or he/she is unable to act as such, one of the other Directors selected in accordance with the order of priority previously determined by the Board of Directors shall take his/her place.

Article 24. *(Convocation Notice of Meetings of Board of Directors)*

1. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without taking the procedures of convocation.

Article 25. *(Deemed Resolutions of Board of Directors)*

The Company shall deem that matters are adopted by a resolution of the Board of Directors when the requirements provided for in Article 370 of the Company Law are met.

Article 26. *(Regulations of Board of Directors)*

Matters concerning the Board of Directors shall be subject to the Regulations of the Board of Directors provided for by the Board of Directors, in addition to laws, ordinances and these Articles of Incorporation.

Article 27. *(Remuneration, Etc.)*

The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, etc.") to Directors shall be determined by a resolution of a general meeting of shareholders.

Article 28. *(Limitation of Director's Liability)*

1. The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Director (including a former Director) from his/her liability arising from his/her failure to perform his/her duties, to the extent permitted by applicable laws and ordinances.

2. The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into a liability limitation agreement with an outside Director which limits the maximum amount of his/her liability arising from his/her failure to perform his/her duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided for by applicable laws and ordinances.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. *(Establishment of Board of Corporate Auditors)*

The Company shall have the Corporate Auditors and a Board of Corporate Auditors.

Article 30. *(Number)*

The Company shall have not more than four (4) Corporate Auditors.

Article 31. *(Election)*

1. Corporate Auditors shall be elected at a general meeting of shareholders.

2. A resolution for the election of Corporate Auditors shall be adopted by a majority of the votes made by the shareholders present thereat who hold not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise voting rights.

Article 32. *(Term of Office)*

1. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after their election.

2. The term of office of any Corporate Auditor elected to fill a vacancy shall expire when the term of office of the retired Corporate Auditor would expire.

Article 33. *(Full-time Corporate Auditors)*

The Board of Corporate Auditors shall appoint one (1) or more Full-time Corporate Auditors from among the Corporate Auditors.

Article 34. *(Meetings of Board of Corporate Auditors)*

1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation.

Article 35. *(Regulations of Board of Corporate Auditors)*

Matters concerning the Board of Corporate Auditors shall be subject to the Regulations of the Board of Corporate Auditors provided for by the Board of Corporate Auditors, in addition to laws, ordinances and these Articles of Incorporation.

Article 36. *(Remuneration. Etc.)*

The remuneration, etc. to Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 37. *(Limitation of Corporate Auditor's Liability)*

1. The Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Corporate Auditor (including a former Corporate Auditor) from his/her liability arising from his/her failure to perform his/her duties, to the extent permitted by applicable laws and ordinances.

2. The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into a liability limitation agreement with an outside Corporate Auditor which limits the maximum amount of his/her liability arising from his/her failure to perform his/her duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided for by applicable laws and ordinances.

CHAPTER VI

ACCOUNTING AUDITORS

Article 38. *(Appointment of Accounting Auditors)*

The Company shall have the Accounting Auditors.

Article 39. *(Liability Limitation Agreement of Accounting Auditors)*

The Company may, pursuant to Article 427, Paragraph 1 of the Company Law, enter into a liability limitation agreement with an Accounting Auditor which limits the maximum amount of his/her liability arising from his/her failure to perform his/her duties; provided, however, that the maximum amount of liability under such agreement shall be the amount provided for by applicable laws and ordinances.

CHAPTER VII

ACCOUNTS

Article 40. *(Business Year)*

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

Article 41. *(Organization to Determine Dividends from Surplus, Etc.)*

Unless otherwise provided for by laws and ordinances, the Company may determine matters concerning dividends as a distribution of surplus, etc. set forth in each item of Article 459, Paragraph 1 of the Company Law by a resolution of the Board of Directors instead of a resolution of a general meeting of shareholders.

Article 42. *(Record Date for Distribution of Surplus)*

1. The record date for year-end dividends as a distribution of surplus of the Company shall be March 31 of each year.

2. The record date for interim dividends as a distribution of surplus of the Company shall be September 30 of each year.

3. In addition to the immediately preceding two (2) paragraphs, the Company may pay dividends as a distribution of surplus by designating a record date.

Article 43. *(Expiration Period for Distribution of Surplus in Cash)*

In the case where dividends as distribution of surplus is made in cash, the Company shall be discharged from its obligation to pay such dividends, after three (3) years have elapsed from the date on which the payment of such dividends commenced.

SUPPLEMENTARY PROVISIONS

1. Notwithstanding the provision in Article 25 hereof, the term of the Corporate Auditors elected at the ordinary general meeting of shareholders held on June 26, 2002 shall expire at the conclusion of the ordinary general meeting of shareholders to be held with respect to the last closing of accounts within three (3) years after their assumption of office.

2. These supplementary provisions shall be deleted after the period provided for in the immediately preceding paragraph passes.

Established on:	March 16, 1982
Amended on:	June 29, 1989
Amended on:	June 28, 1990
Amended on:	June 26, 1992
Amended on:	January 24, 1994
Amended on:	June 29, 1994
Amended on:	June 27, 1996
Amended on:	June 18, 1997
Amended on:	June 26, 1998
Amended on:	June 29, 1999
Amended on:	August 2, 1999
Amended on:	June 27, 2001
Amended on:	October 1, 2001
Amended on:	June 26, 2002
Amended on:	June 26, 2003
Amended on:	June 25, 2004
Amended on:	June 27, 2006
Amended on:	June 27, 2007

END